División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transp
Teléfon


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve



Rule 12g3-2 (b) File N° 82-4240

Caracas, 09 July 2010.


SEC MAIL PROCESSING
RECEIVED
JUL 1 4 2010
WASH, D.C.
193
SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45


INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNÁNDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA.

MINISTRY OF PEOPLE'S POWER FOR THE ECONOMY AND FINANCE

National Securities and Exchange Commission.

PRE-SECE-477-2009

Presidency

Caracas, December 3, 2009

Citizen

JUAN ANTONIO LOVERA

Representative of

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Present

I do hereby address you to formally notify you the content of Resolution No.152-2009 issued by this National Securities and Exchange Commission, in meeting of Directorate dated December 3, 2009. A certified copy of such resolution is attached hereto.

Sincerely,

Economist ANTONIO MARQUEZ (signed) Illegible.

President.

LSF/ sIU

Enclose: As indicated.--


INTERPRETE
PÚBLICO

BOLIVARIAN REPUBLIC OF VENEZUELA.

MINISTRY OF PEOPLE'S POWER FOR THE ECONOMY AND FINANCE

National Securities and Exchange Commission.

Resolution No.152-2009

Caracas, December 3, 2009. Historical years 199 and 150.

In view that MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. formerly addressed this entity in order to request firstly, authorization to make public offer of Commercial Papers at Bearer, Issue I-2009 up to the amount of Seventy Million Bolivars (BsF70,000,000.00), and secondly, approval of appointment of VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL, as Common Representative of Holders of Commercial Papers at Bearer pursuant to the provisions of the General Shareholders' Meeting of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A., held on April 24, 2009 and by session of the Board of Directors dates July 31, 2009.

The National Securities and Exchange Commission in use of attributions conferred in Article 9 number 1, 5 and 6 and Article 41 of the Capital market law, in agreement with Article 18 of the Standards of Commercial Papers,

RESOLVES

1. Authorizing public offer of Commercial Papers at Bearer Issue-I-2009 of company MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. for an amount up to Seventy Million Bolivars (BsF70,000,000.00) pursuant to that agreed by the General Shareholders' Meeting of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. held on April 24, 2009 and in meeting of the Board of Directors dated July 31, 2009.
2. Approving appointment of VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL, as Common Representative of Holders of Commercial papers issued by the company MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.
3. MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. is herein ordered to inform this Office about the amount of commercial papers at bearer actually placed in order to register them with the National Securities and Exchange Commission.


INTERPRETE
PUBLICO

4. Authorizing the text of the preliminary version of prospectus of public offer of Commercial papers to be issued by company MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. up to the amount of Seventy Million Bolivars (BsF70,000,000.00) pursuant to that agreed by the General Shareholders´ Meeting of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. held on April 24, 2009 and in meeting of the Board of Directors dated July 31, 2009.
5. Notifying the company MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. that agreed in this Resolution, pursuant to the provisions of Article 73 of the Organic Law of Administrative Procedures.
6. Notifying the "Bolsa de Valores de Caracas, C.A." (Caracas Stock Exchange) about that agreed by this Resolution.

Let it be communicated and published,

Antonio Márquez (signed) Illegible.

President.

Merari Gago (signed) Illegible.

Director

Jesús Mauquer (signed) Illegible.

Director

Joel A. Uret Ramos (signed) Illegible.

Director

Jones Estévez (signed) Illegible.

Director

Lucia Savattiere F. (signed) Illegible.

Executive Secretary. --

The undersigned, Antonio Márquez, in my capacity as President of the National Security and Exchange Commission DOES HEREBY CERTIFY that the foregoing copy includes three (3) useful folios and it is a true and exact copy of its original, which was sent to Official Gazette for its corresponding publication.

Caracas, December 3, 2009.

The President.

Economist Antonio Márquez (signed) Illegible.

<u>Translator's Note</u>: the seal of the Presidency of the National Securities and Exchange Commission appears over the President's signature. ------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March the 21st, 2010.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR


E VENEZUELA
RPRETE
JBLICO

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS

*"TRANSPARENCIA EFECTIVA Y PARTICIPATIVA
...NUESTRO COMPROMISO"*


CNV

Comisión Nacional de Valores

PRE-SECE-477-2009

Presidencia

Caracas, 03 de diciembre de 2009

Ciudadano
JUAN ANTONIO LOVERA
Representante de
MANUFACTURAS DE PAPEL C.A. (MANPA) SACA.
Presente.


DE VENEZUELA
INTERPRETE
PUBLICO

Por medio del presente me dirijo a Usted, con la finalidad de notificarle formalmente el contenido de la Resolución Nro. 152-2009, emitida por esta Comisión Nacional de Valores, en sesión de Directorio de fecha 03 de diciembre de 2009, a tal efecto, se anexa copia certificada de la misma.

Atentamente,



REPUBLICA BOLIVARIANA DE VENEZUELA
CARACAS
PRESIDENCIA
Comisión Nacional de Valores

Econ. ANTONIO MÁRQUEZ
Presidente

LSF/sIU.-
Anexo: Lo indicado.-

9.12.09

Revolución de la Conciencia **Hacia una Economía Productiva y del Trabajo**
Edif. Comisión Nacional de Valores, Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos, Urbanización Sabana Grande.
Teléfonos: Directos: (0212) 761-96-66 y (0212) 761-91-37 – Fax (0212) 762-99-75





REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS
COMISIÓN NACIONAL DE VALORES

Resolución Nº *152-2009*
Caracas, *03 de diciembre de 2009*
199º y 150º

Visto que la sociedad mercantil **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** se dirigió ante este Organismo a fin de solicitar en primer lugar, autorización para hacer oferta pública de Papeles Comerciales al Portador, Emisión-I-2009, hasta por la cantidad de Setenta Millones de Bolívares (Bs.F 70.000.000,oo), y en segundo lugar, la aprobación de la designación del **VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL,** como Representante Común de los Tenedores de los Papeles Comerciales al Portador, de conformidad con lo acordado en la Asamblea Ordinaria de Accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** celebrada en fecha 24 de abril de 2009 y por sesión de Junta Directiva de fecha 31 de julio 2009.



La Comisión Nacional de Valores en uso de las atribuciones conferidas en el artículo 9 numerales 1, 5 y 6, y el artículo 41 de la Ley de Mercado de Capitales, en concordancia con el artículo 18 de las Normas de Papeles Comerciales,

RESUELVE

1.- Autorizar la oferta pública de Papeles Comerciales al Portador Emisión-I-2009, de la sociedad mercantil **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** por un monto de hasta Setenta Millones de Bolívares (Bs.F. 70.000.000,oo),






REPUBLICA BOLIVARI
COMISION NACION
REGISTRO NACI

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS
COMISIÓN NACIONAL DE VALORES

conforme a lo acordado en la Asamblea Ordinaria de Accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, celebrada en fecha 24 de abril de 2009 y en sesión de Junta Directiva de fecha 31 de julio de 2009.



2.- Aprobar la designación del **VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL**, como Representante Común de los Tenedores de Papeles Comerciales emitidos por la sociedad mercantil **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**,



3.- Se ordena a **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, que deberá informar a este Organismo, el monto de los papeles comerciales al portador efectivamente colocados, a los fines de proceder a su inscripción en el Registro Nacional de Valores.



4.- Autorizar el texto de la versión preliminar del prospecto de la oferta pública de los Papeles Comerciales a ser emitidos por la sociedad mercantil **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, hasta por la cantidad de Setenta Millones de Bolívares (Bs.F. 70.000.000,oo), conforme a lo aprobado en la Asamblea Ordinaria de Accionistas de fecha 24 de abril de 2009 y sesión de Junta Directiva de fecha 31 de julio de 2009.







REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS
COMISIÓN NACIONAL DE VALORES

5.- Notificar a la sociedad mercantil **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, lo acordado en la presente Resolución, de conformidad con lo establecido en el artículo 73 de la Ley Orgánica de Procedimientos Administrativos.

6.- Notificar a la Bolsa de Valores de Caracas, C.A., lo acordado en la presente Resolución.



Comuníquese y Publíquese,

Antonio Márquez
Presidente

Merari Gago
Director

Joel A. Uret Ramos
Director

Jesús Mauquer
Director

Jones Estévez
Director

Lucia Savattiere F.
Secretario Ejecutivo




REPÚBLICA BOLIVARIANA DE VENEZUELA
COMISIÓN NACIONAL DE VALORES
REGISTRO NACIONAL DE VALORES



REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS
COMISION NACIONAL DE VALORES

Quien suscribe, Antonio Márquez, en mi carácter de Presidente de la Comisión Nacional de Valores CERTIFICO: Que la copia que antecede constante de tres (03) folios útiles es traslado fiel y exacto de su original el cual fue enviado a la Gaceta Oficial para su respectiva publicación.

Caracas, 03 de diciembre de 2009.

El Presidente


República Bolivariana de Venezuela
CARACAS
PRESIDENCIA
Comisión Nacional de Valores



Econ. Antonio Márquez


INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

Bolivarian Republic of Venezuela. Ministry of People's Power for the Interior and Justice. Autonomous Service of Registry and Notary Offices.

Sole Bank Form No.01600000527.

Amount Bs.544.50 --

Bolivarian Republic of Venezuela. Ministry of People's Power for the Interior and Justice. Autonomous Service of Registry and Notary Offices.

Sole Bank Form No.01600000528.

Amount Bs.275 ---

CUSTODY AND/OR AGENT AGREEMENT OF SECURITIES SUBJECT TO PUBLIC OFFER

Between **C.V.V. CAJA VENEZOLANA DE VALORES S.A.** (RIF J-30018793-4) a company domiciled in Caracas and registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District an Miranda State, on April 23, 1992 under No.79, Volume 28-A Pro represented in this act by **NORIS AGUIRRE ZAMBRANO**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No. V-3121213, who acts in her capacity as Main Director and General Manager of the company, as evidenced by General Shareholders' Meeting held on March 31, 2009 registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State on May 13, 2009 under No.32, Volume 82-A dully authorized therefore as


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

evidenced by company By-Laws, hereinafter referred to and for the purposes of this agreement "**LA CAJA**", on one part, and for the other **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, (RIF J-00023530-9) a company domiciled in Caracas and registered with the Commercial Registry Office of the Capital District and Miranda State as of March 31, 1950 under No.379, Volume 1-B, File No.3251, which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 and December 7, 2007 under No.35 and No.23, Volumes 141-A-Pro and 190-A-PRO, and registered with the Tax Information Number J-00023530-9, respectively, represented in this act by **CARLOS E. DELFINO T.**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity Card No.**V-3659617**, who acts in his capacity as Chairman of the company Board of Directors, as evidenced by Record of the General Shareholder's Meeting held on April 18, 2008 registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State on May 6, 2008 under No.78, Volume 45-A-Pro and in Record by the Board of Directors No.974 of April 18, 2008 registered with the aforementioned Registry Office on May 6, 2008 under No.79, Volume 45-A-Pro, dully authorized thereon, hereinafter and for the purposes of this document referred to as "**THE ISSUER**", have decided to enter into the present contract comprising the following Clauses:

FIRST CLAUSE: (DEFINITIONS) For the purposes of applying this agreement, the parties agree to be identified as La Caja, The Issuer, the Payment Agent Service, Securities, Benefits, Beneficiary Sub-Account Holder, Amount payable, Payment date, Financial Institution and Factor, the following:

1) La Caja: This is C.V.C. CAJA VENEZOLANA DE VALORES, S.A. a company which sole purpose is rendering the services of deposit, withdrawal, custody, transfer, compensation and liquidation of the securities subject to public offer as well as rendering the Payment Agent Service of the capital stock, interests and/or dividends generated by the securities deposited to the institution.
2) The Issuer: A Venezuelan or foreign body corporate, public or private, that dully authorized by the NATIONAL SECURITIES AND EXCHANGE COMMISSION


INTERPRETE
PUBLICO

(CNV for its abbreviation in Spanish) proceeds to issue and/or offer securities subject to public offer in the Venezuelan capital market, which are deposited and/or under the custody of LA CAJA.

3) Payment Agent Service: The service rendered by LA CAJA to THE ISSUER by means of LA CAJA pays in account and order of THE ISSUER the capital, interests and/or dividends arising from securities deposited with LA CAJA, dully registered to the Sub-Account of holders and/or Sub-Account holders Beneficiaries of securities issued by THE ISSUER.
4) Securities: These are the securities issued by THE ISSUER that are deposited with LA CAJA and are dully entered to the Sub-account of its holders and/or Sub-Account holders Beneficiaries.
5) Benefits: This is the amount and/or securities that LA CAJA shall deliver to Sub-Account holders Beneficiaries on account and order of THE ISSUER, and that are a consequence of a decree of dividends in kind or equivalent, maturity of interests or capital due on securities issued by THE ISSUER deposited and/or protected at LA CAJA.
6) Sub-Account holders- Beneficiary: This is an individual or body corporate, either a Venezuelan citizen or a foreigner, public or private, who acquired and/or holds securities issued by THE ISSUER and who on the date it corresponds shall receive by LA CAJA, money and/or securities from payment that will carry out on account and order of THE ISSUER, consequences of decreed dividends in kind or equivalent, maturity of coupons of interests or capital due.
7) Balance payable: This is the amount payable in securities and/or money generated by the securities deposited with LA CAJA, which on the date provided therefore and by order and on account of THE ISSUER, LA CAJA shall pay Sub-Account Holders Beneficiaries, according to the terms by and as a consequence of dividends in kind or equivalent, maturities of interest coupons or capital due generated on securities issued by THE ISSUER.
8) Payment date: This is the calendar date established according to the legal terms and as a consequence of the decreed dividends in kind or equivalent, maturity of


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

interest coupons or capital due, in which LA CAJA shall deliver the Balance payable to each of the Sub-Account Holders Beneficiaries of the securities issued by THE ISSUER deposited with LA CAJA.

9) Financial Institution: This is the national or foreign company, public or private, in which LA CAJA shall pay, on the corresponding Payment Date, the Balance payable to the Sub-Account Holder Beneficiary by order and on account of THE ISSUER.

10) Factor: This is the mathematical result of applying the date related to an issue of specific values that allow LA CAJA to exactly calculate the Balance payable to a Sub-Account Holder Beneficiary on Payment date.

SECOND CLAUSE (PURPOSE OF CONTRACT): This agreement aims at regulating the activities developed by LA CAJA that are consequence of the Custody Service and/or Payment Agent to THE ISSUER, on the benefits generated by the securities already issued, deposited and/or in custody at LA CAJA.

THIRD CLAUSE (APPLICABLE STANDARDS): The parties do hereby agree that to carry out this agreement the provisions set forth in the Capital Market Law, the Active Box Law, the Standard by the NATIONAL SECURITIES AND EXCHANGE COMMISSION (CNV for its abbreviation in Spanish) related to Information on payment of dividends that need to be provided by companies making a public offer of its shares, the Standards Related to Organization and Operation of the Active Box", the Internal Regulations of LA CAJA, and other Standards issued by the NATIONAL SECURITIES AND EXCHANGE COMMISSION (CNV) and/or other laws, standards, regulations, resolutions or administrative licenses governing the subject matter object of this agreement shall apply.

FOURTH CLAUSE (SUPPORTING DOCUMENTS): The parties do hereby agree that the Supporting Documents shall be understood as all the documents by THE ISSUER that LA CAJA may need to render the Service and that shall be sent upon establishing the relationship, namely: Issue Prospectus, Macro Bond dully issued with the information on issue as established in the corresponding Prospectus and which clearly evidences issue and maturity dates, name of Provisional Bond, if applies; form and base for


DE VENEZUELA
INTERPRETE
PUBLICO

calculating interests payable; Resolution by the NATIONAL SECURITIES AND EXCHANGE COMMISSION (CNV) authorizing public offer of securities; copy o fthe Articles of Incorporation and current Board of Directors; copy of the Identity Card number of the legal representative, and updated copy of the RIF (Tax Information Number). Every time of paying benefits THE ISSUER shall send to LA CAJA the newspaper ads corresponding to each payment.

SOLE PARAGRAPH: The parties do hereby agree that LA CAJA may suspend the service to the Payment Agent if THE ISSUER does not submit within the two (2) bank business days following the issue date the corresponding Bond, the mandatory support information to evidence compliance by THE ISSUER with the legal regulations in effect in regard to issue and public offer of securities.

FIFTH CLAUSE (CONDITIONS TO RENDER THE SERVICE): The parties do hereby agree that LA CAJA shall deliver Balance payable on the Payment Date to the Sub-Account Holder Beneficiary, provided the following circumstances occurred:

1) That the securities object of the Benefits are dully deposited and/or in custody in LA CAJA;
2) That THE ISSUER, in the cases of paying the Benefits in money to the Sub-Account Holder Beneficiaries, have provided LA CAJA the resources (funds) of good value, that is, that at the moment of paying Sub-Account Holders, the funds are available so that LA CAJA may render the Service as Payment Agent on the Payment Date pursuant to the provisions of Article 18 of the internal regulations of CVVV Caja Venezolana de Valores, S.A.;
3) That the Sub-Account Holder Beneficiary is dully registered with LA CAJA as Sub-Account Holder at the Payment Date and/or the date established by THE ISSUER on the documents related to information of the characteristics of issue referred to, which allow the Sub-Account Holder Beneficiary to opt for the Benefits generated by securities of holder;
4) That the cases of decreed dividends in cash or its equivalent, the Sub-Account Holder Beneficiary is registered with LA CAJA as Sub-Account Holder and is the holders of securities generating the benefit, at the dates referred to in the


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

"Standards by the NATIONAL SECURITIES AND EXCHANGE COMMISSION (CNV) Related to Information on Payment of Dividends to be provided by companies making a Public Offer of its Shares", as "Deadline of Transaction with Benefit" and "Effective Date of Registering the benefit."

SIXTH CLAUSE (EXEMPTION OF RESPONSIBILITIES): The parties do hereby accept and declare that LA CAJA shall not be responsible for rendering the Service to the Payment Agent of the Benefits generated by securities issued by THE ISSUER, as follows:

1) When THE ISSUER decides and notifies within the three (3) business days prior payment date to LA CAJA, that such amount of the Benefits shall be made at its sole expense with no intervention of LA CAJA;
2) When THE ISSUER does not provide LA CAJA within the prior three (3) business days, the legal documentation related to the issue referred to; the corresponding resources in money to make payments and/or the information related to calculation of the Factor, indispensable for LA CAJA to comply with the Payment Agent Service on the Payment Date.

SEVENTH CLAUSE (PAYMENT DATE): Both parties do hereby agree that for payment cases in money, it is indispensable that LA CAJA has the corresponding funds with at least TWENTY-FOUR (24) hours prior the Payment Date. Therefore, THE ISSUER is bound to timely deliver LA CAJA the corresponding funds with the aforementioned time, by deposit to LA CAJA Current Account in BANCO CENTRAL DE VENEZUELA (BVC) No.00010001330..1001146, provided that THE ISSUER has timely provided LA CAJA the relevant resources.

FIRST PARAGRAPH: The parties do hereby agree that in case LA CAJA has funds available on the Payment Date as well as all the information and/or documentation necessary to render the Service as Payment Agent, the funds from paying the Benefits shall be deposited to the corresponding bank accounts of Sub-Account Holder Beneficiaries, within the TWENTY-FOUR (24) hours from 8:00 a.m. of Payment Date, provided that such Sub-Account Holder Beneficiary is dully registered with LA CAJA at the Payment Date.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
7

SECOND PARAGRAPH: THE ISSUER does hereby agree that any delay on paying the benefits shall be the responsibility of LA CAJA when due to facts and/or circumstances not attributable to LA CAJA or to acts of God or force majeure, the funds corresponding to the Benefits are not available on the Payment Date, in the different bank accounts the Sub-Account Holder Beneficiaries are holders.

EIGHT CLAUSE (TAX PAYMENT): The parties do hereby agree that it will be the responsibility of each party the corresponding payments arising from national, state and/or municipal tax payments generated by the issue of securities or for payment from its Beneficiaries as well as for rendering Services to their clients and/or shareholders.

NINTH CLAUSE (PAYMENT OF COMMISSIONS AND FEES): The parties do hereby agree that the fees of LA CAJA will be part of this fee as well as its corresponding table of commissions, which appear on the web site of LA CAJA. Any amendment shall be informed by this way with at least thirty (30) days in advance.

TENTH CLAUSE (PROVIDING INFORMATION): LA CAJA does hereby agree that THE ISSUER shall have immediate access by the personal password to the data base of LA CAJA systems, specifically to SISTRAD 2000 of www.cajavenezolana.com by which THE ISSUER shall follow up the securities it has deposited in LA CAJA and download its information files related to holding of securities, payment to Beneficiaries and/or operations carried out with such securities.

ELEVENTH CLAUSE (DURATION OF SERVICE): This agreement is indefinite; however, both parties are empowered to terminate it by providing a written notice to the other party with a notice of not less than thirty (30) bank business days.

TWELFTH CLAUSE (MAILING ADDRESS): Any notice that need to be given to the parties in regard to this agreement shall be in written and deliver to the following addresses:

LA CAJA: Av. Sorocaima, entre Avenidas Venezuela y Tamanaco, Edif. Atrium, Nivel C-1, Municipio Chacao, Caracas. Schedule and reception of documents form the general public: From Mondays through Fridays any bank business day from 8:30 a.m. to 11:30 a.m. and from 1:30 p.m. to 4:30 p.m. Phone numbers: (0212) 9520332 through 37 Fax (0212) 9510801.


INTERPRETE PUBLICO
8

THE ISSUER: Av, Francisco de Miranda con Av. El Parque, Urb. El Bosque, Torre Country Club, piso 11, Caracas. Phone (0212) 9012245.

THIRTEENTH CLAUSE (SPECIAL PROCEDURAL DOMICILE): For all the purposes of this agreement, its derivatives and consequences, the parties chooses as special and exclusive domicile the city of Caracas, to which court jurisdiction they do hereby declare to submit. The parties privately execute this document in proof of conformity of everything stated herein.

IN Caracas, at the date of its authentication.

For LA CAJA (signed) Illegible.

For THE ISSUER (signed) Illegible.---

Translator's Note:

At the back of this folio there are six-1000 and six-100 bolivar fiscal stamps. Next, there is an authentication that reads as follows:

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE. AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES. NINTH NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT. JESÚS DAVID MACIAS H.

Sabana Grande, on the Third (3rd) day of February of the year Two Thousand Ten. Historical years 199 and 150. The foregoing document was drawn up by Lawyer NELLY GONZALEZ DIAZ, registered with Inpreabogado (Lawyer's Social Welfare Institute) No.31291, it was presented for its AUTHENTICATION and return as per forms No.404667 and 404668 of 01/28/2010. Sole bank form No.01600000527 and 01600000528 of 01/27/2010. Its grantors being present they said to be **NORIS AGUIRRE ZAMBRANO** (in representation of C.V.V. CAJA VENEZOLANA DE VALORES, S.A. and **CARLOS E. DELFINO T.** (in representation of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A), both of legal age, domiciled in Caracas, Venezuelan citizens, single the first one and married the latter, and bearers of Identity Cards No.3121213 and 3659617, respectively. Having the original document been read out and compared against its copies, these latter and the original being signed by the grantors, they declared that: "ITS CONTENT IS TRUE AND THE SIGNATURE AT THE


INTERPRETE
PUBLICO

BOTTOM OF THE INSTRUMENT IS OURS." The Notary Public informed grantors about the content, nature, scope and legal consequences of the act granted pursuant to the provisions of number 2 of Article 79 of the Registry and Notary Offices Law in virtue of which the Notary Public declares it herein authenticated in the presence of witnesses: LUSVIOLETH DELFIN and JOSÉ SERRANO, bearers of Identity Cards Nos.V-16661984 and V-4828709, and was registered under No.55, Volume 08 of the Authentications Book kept by this Notary Office. The undersigned Notary Public does hereby make known that he has at sight: 1) Articles of Incorporations/By-Laws of C.V.V. CAJA VENEZOLANA DE VALORES, S.A. registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District an Miranda State, on April 23, 1992 under No.79, Volume 28-A Pro; and Minutes of General Shareholders' Meeting held on 03/31/2009 registered with the aforementioned Commercial Registry Office on 05/13/2009 under No.32, Volume 82-A; 2) Articles of Incorporations/By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 and December 7, 2007 under No.35 and No.23, Volumes 141-A-Pro and 190-A-PRO and Minutes of the Board of Directors held on 04/18/2008, registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State on 05/06/2008 under No.78, Volume 45-A-Pro and Minutes of the Board of Directors No.974 of 04/18/2008, registered with the aforementioned Office on 05/06/2008, under No.79, Volume 45-A-Pro. The Notary Office moved for this act and it was constituted in: TORRE COUNTRY CLUB and in Av. SOROCAIMA, EDIF. ATRIUM, C-1, LE ROSAL, at (illegible) and at 2:30 at the request of the party concerned by: José Serrano, bearer of Identity Card No.4828709, authorized officer according to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC.

JESÚS DAVID MACÍAS H. (signed) Illegible.

NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT.

THE GRANTORS (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer. ——————————————————————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April the 27th, 2010.



JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



La planilla debe ser cancelada ... días contados a partir de la fecha de emisión

República Bolivariana de Venezuela
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Servicio Autónomo de Registros y Notarías

PLANILLA ÚNICA BANCARIA

Número Planilla: 01600000527



2010 FEB -8 A 10:47



Tipo de Acto	
Nombre y Apellido del Solicitante	
CI/RIF/Pasaporte del Solicitante	J-00023309
Nombre y Apellido del Depositante	
CI/RIF/Pasaporte del Depositante	5510320
Firma del Depositante	

0420/DEPOSITO EN CTA SAREN : 2213000930
0001-203 NPS : 1600000527 NCS : 48800000000
EL01610 1911 28/01/2010 09:24:49
Efectivo : 544.50 Cheques BT : 0.00
Otros Bancos: 0.00 Total Bs. : 544.50

Número Control: 488-0000-0000

Forma de Pago	No. Cheque/Aprobación	Monto (Bs.F)
Monto Efectivo		544,50
Cheque Gerencial/del mismo Banco		
Punto de Venta		
Pago por Internet		
Monto Total		544,50

Monto en Letras: Quinientos Cuarenta y Cuatro con 50/.

SOLO PARA USO DEL SAREN

FUNCIONARIO EMISOR	FUNCIONARIO RECEPTOR	FUNCIONARIO REVISOR	REGISTRADOR/NOTARIO
JOSE SERRANO	GUILLERMO FERNANDEZ	Gustavo GUANCHEZ	JESÚS D. MACIAS
4.823.709	14.742.603	12.716.920	15.389.676
ESC	ESC. I	Abgº. Revisor	NOTARIO
27-1-10	28-01-10	27-1-10	03/02/10

Sello de la Oficina



Bancos Recaudadores

0003 - Banco Industrial de Venezuela
0007 – Banco Bicentenario
0102 - Banco de Venezuela
0163 - Banco del Tesoro
0108 – Banco Provincial

Sello y Firma del Banco


Banco del Tesoro, C.A.
Banco Universal
Oficina Chacaito
28 ENE 2010
RECIBIDOR-PAGADOR
CAJA N° 02


REPUBLICA BO... DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaria Publica Novena
del Municipio Libertador del Distrito Capital







REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL INTERIOR Y JUSTICIA
Notaría Pública Novena del Municipio Libertador
Av. Francisco Solano al lado del Hotel Tampa, Sabana Grande
Telf. 0212-762-9183 0212-762-0175 G-20001078-9

PLANILLA DE LIQUIDACIÓN DE DERECHOS ARANCELARIOS

Fecha y Hora de Otorgamiento : 01/07/2010 02:30 PM

Hemos Recibido del Ciudadano **MANUFACTURAS DE PAPEL (MANPA)**

La Cantidad de QUINIENTOS CUARENTA Y CUATRO CON CINCUENTA Bs.

Correspondiente a los derechos de arancel judicial según el

ARTICULO 7?	50.00	Habilitación
ARTICULO 47 ? ? ?	104.50	Autenticaciones
ART 29	165.00	Traslados
ART 99	110.00	[illegible]
ARTICULO 9?		Procesamiento



Total Aranceles Bs.F. 544.50 Sub Total Timbres Bs.F. 0.00

Total a Pagar Bs.F. 544.50 Bs. 544.500,00

Firmante : CAJA VENEZOLANA DE VALORES S.A
Dirección de Otorgamiento: TORRE COUNTRY CLUB*961230?

PARA FIRMAR NECESITA CEDULA DE IDENTIDAD LAMINADA VIGENTE
El documento no podrá otorgarse pasados 60 días de la fecha de su presentación ... NO DEBE TENER ENMIENDAS NI RASPADURAS ...



La planilla debe ser cancelada ... días contados a partir de la fecha de emisión



República Bolivariana de Venezuela
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Servicio Autónomo de Registros y Notarías

404668

PLANILLA ÚNICA BANCARIA

Número Planilla: 01,900000528



2010 FEB -8 A 10:47



0420/DEPOSITO EN CTA SAREN : 2213000930
0001-203 NPS : 1600000528 NCS : 48800000000
EL01610 1909 28/01/2010 09:22:14
Efectivo : 275.00 Cheques BT : 0.00
Otros Bancos: 0.00 Total Bs. : 275.00

Número Control: 488-0000-0000

Tipo de Acto: Complementaria			
Nombre y Apellido del Solicitante			
CI/RIF/Pasaporte del Solicitante J-00623130-9	Forma de Pago	No. Cheque/Aprobación	Monto (Bs.F)
Nombre y Apellido del Depositante	Monto Efectivo		275
CI/RIF/Pasaporte del Depositante	Cheque Gerencial/del mismo Banco		
	Punto de Venta		
Firma del Depositante	Pago por Internet		
Monto en Letras: Doscientos Setenta y Cinco		Monto Total	275

SOLO PARA USO DEL SAREN

FUNCIONARIO EMISOR	FUNCIONARIO RECEPTOR	FUNCIONARIO REVISOR	REGISTRADOR/NOTARIO
JOSE SERRANO	GUILLERMO FERNANDEZ	Gustavo GUANCHEZ	JESÚS D. MACIAS
4.823.709	14.742.603	12.716.920	15.389.676
ESC. III	ESC. I	Abgº. Revisor	NOTARIO
27-1-10	28-01-10	27-1-10	03/02/10

Sello de la Oficina

Bancos Recaudadores

Sello y Firma del Banco

0003 - Banco Industrial de Venezuela
0007 – Banco Bicentenario
0102 - Banco de Venezuela
0163 - Banco del Tesoro
0108 – Banco Provincial




Banco del Tesoro, C.A.
Banco Universal
Oficina Chacaito
28 ENE 2010
RECIBIDOR-PAGADOR
CAJA N° 02


REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaría Pública Novena
del Municipio Libertador del Distrito Capital




REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaría Pública Novena
del Municipio Libertador



REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL INTERIOR Y JUSTICIA
Notaría Pública Novena del Municipio Libertador
[illegible] al lado del Hotel Tampa, Sabana Grande
[illegible] 0212-762-0183 0212-762-8175 G-20001072-0

Nro. Planilla **40456?**

PLANILLA DE LIQUIDACIÓN DE DERECHOS ARANCELARIOS

Fecha y Hora de Otorgamiento : 02/02/2010 02:00 PM

Hemos Recibido del Ciudadano : **MANUFACTURAS DE PAPEL (MANPA)**

La cantidad de DOSCIENTOS SETENTA Y CINCO CON 00/100 Bs

Correspondiente a los derechos de arancel judicial según el

ART. 84		165,00	Traslados	
ART. 85		110,00	Transporte	
	Sub Total Aranceles	Bs.F. 275,00	Sub Total Timbres	Bs.F. [illegible]
	Total a Pagar	Bs.F. 275,00		Bs. 275.000,00





Planilla: ADICIONAL PLANILLA 404667
[illegible] SOROCAIMA EDF. ATRIUM NIVEL C-1 [illegible]

PARA FIRMAR NECESITA CEDULA DE IDENTIDAD LAMINADA VIGENTE
[illegible] pasados 60 días de la fecha de su presentación [illegible]
[illegible] ENMIENDAS NI RASPADURAS [illegible]



Nelly González Díaz
Abogado
Inpre Abogado No. 31271



Revisado
Por:

CONTRATO PARA CUSTODIA Y/O AGENTE DE PAGO DE TITULOS VALORES OBJETO DE OFERTA PÚBLICA.

Entre, la **C.V.V CAJA VENEZOLANA DE VALORES S.A.**, (RIF J-30018793-4), sociedad mercantil domiciliada en Caracas e inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha 23 de Abril de 1992, bajo el No. 79, Tomo 28-A Pro, representada en este acto por **NORIS AGUIRRE ZAMBRANO**, venezolana, mayor de edad, de este domicilio, titular de la Cédula de Identidad número **V-3.121.213**, quien actúa en su carácter de Director Principal y Gerente General de la sociedad, como consta en Acta de Asamblea General Ordinaria de Accionistas celebrada el 31 de marzo de 2009, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 13 de mayo de 2009, bajo el Nº 32, Tomo 82-A debidamente autorizada para ello según se desprende de los Estatutos Sociales de la empresa, denominada en lo adelante y a los solos efectos de este contrato como **LA CAJA**, por una parte, y por la otra **Manufacturas de Papel, C.A. (MANPA) S.A.C.A**, (RIF J-00023530-9) sociedad mercantil domiciliada en Caracas e inscrita por ante el Registro de Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda, en fecha 31 de Marzo de 1950, bajo el No. 379, Tomo 1-B, Expediente 3251, y cuyas últimas modificaciones a sus estatutos fueron inscritas en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda , el 14 de julio de 1999 y el 07 de diciembre de 2007, bajo los No 35 y 23, Tomos 141-A-Pro y 190-A-Pro, e inscrita en el registro de Información Fiscal bajo el Nº J-00023530-9, respectivamente representada en este acto por **CARLOS E. DELFINO T.**, de nacionalidad venezolana , mayor de edad, domiciliado en Caracas, titular de la Cédula de Identidad número **V-3.659.617,** quien actúa en su carácter de Presidente de la Junta Directiva de la sociedad, como consta en Acta de Asamblea General Ordinaria de Accionistas celebrada el 18 de abril de 2008, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 06 de mayo de 2008, bajo el Nº 78, Tomo 45-A-Pro y en Acta de Junta Directiva No. 974 de fecha 18 de abril de 2008, inscrita por ante la Oficina de Registro antes mencionada el 06 de mayo de 2008, bajo el No. 79 Tomo 45-A-Pro, debidamente autorizado para ello, en lo adelante y a los efectos de este documento denominado **EL EMISOR**, se ha convenido en celebrar el presente Contrato, contenido en las siguientes Cláusulas:

CLÁUSULA PRIMERA (DEFINICIONES): A efectos de la aplicación del presente contrato, las partes acuerdan que se entenderá como La Caja, El Emisor, Servicio de Agente de Pago, Valores, Beneficios, Subcuentista Beneficiario, Saldo a Pagar, Fecha de Pago, Institución Financiera y Factor, lo siguiente:


V.P.
LEGAL


REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
Notaria Publica Novena del Municipio Libertador del Distrito Capital
9












1) **La Caja**: Es la **C.V.V CAJA VENEZOLANA DE VALORES S.A.**, sociedad mercantil cuyo objeto único es la prestación de los servicios de depósito, retiro, custodia, transferencia, compensación y liquidación de valores objeto de oferta pública, así como la prestación del Servicio de Agente de Pago del capital, intereses y/o dividendos, generados por los valores depositados en la institución.

2) **El Emisor:** Persona jurídica venezolana o extranjera, pública o privada, que debidamente autorizada por la **COMISIÓN NACIONAL DE VALORES (CNV)**, procede a emitir y/o ofertar valores objeto de oferta pública en el mercado de capitales venezolano, los cuales se encuentran depositados y/o bajo la custodia de **LA CAJA**.

3) **Servicio de Agente de Pago:** Es el servicio prestado por **LA CAJA** a **EL EMISOR**, por medio del cual **LA CAJA** procede a pagar por cuenta y orden de **EL EMISOR**, el capital, los intereses y/o los dividendos generados por valores que se encuentran depositados en **LA CAJA**, debidamente anotados en la Subcuenta de los tenedores y/o Subcuentistas Beneficiarios de los valores emitidos por **EL EMISOR**.



4) **Valores:** Son los títulos valores emitidos por **EL EMISOR**, que se encuentran depositados en **LA CAJA** y debidamente anotados en la Subcuenta de sus tenedores y/o Subcuentistas Beneficiarios.

5) **Beneficios:** Es la cantidad en dinero y/o en valores que **LA CAJA** procederá a entregar a los Subcuentistas Beneficiarios por cuenta y orden de **EL EMISOR**, y que son consecuencia de un decreto de dividendos en especie o equivalente, vencimientos de intereses o vencimientos de capital, sobre valores emitidos por **EL EMISOR** depositados y/o custodiados en **LA CAJA**.

6) **Subcuentista-Beneficiario:** Es aquella persona natural o jurídica, venezolana o extranjera, pública o privada, que adquirió y/o es tenedor de valores emitidos por **EL EMISOR**, y que en la fecha que corresponda recibirá por parte de **LA CAJA**, cantidades de dinero y/o valores producto del pago que realizará por cuenta y orden de **EL EMISOR**, consecuencia de decretos de dividendos en especie o equivalente, vencimiento de cupones de intereses o vencimientos de capital.



7) **Saldo a Pagar:** Es la cantidad en valores y/o dinero generados por los valores depositados en **LA CAJA**, los cuales en la fecha prevista para ello y por orden y cuenta de **EL EMISOR**, **LA CAJA** procederá a pagar a los Subcuentistas Beneficiarios, según los términos legales y en consecuencia











de decretos de dividendos en especie o equivalente, vencimientos de cupones de intereses o vencimientos de capital generados sobre los valores emitidos por **EL EMISOR.**

8) **Fecha de Pago:** Es la fecha calendario establecida según términos legales y como consecuencia de decretos de dividendos en especie o equivalente, vencimientos de cupones de intereses o vencimientos de capital, en la cual **LA CAJA** procederá a entregar el Saldo a Pagar a cada uno de los Subcuentistas Beneficiarios de los valores emitidos por **EL EMISOR** que se encuentren depositados en **LA CAJA.**

9) **Institución Financiera:** Es la sociedad mercantil nacional o extranjera, pública o privada, en la cual **LA CAJA** procederá a enterar en la Fecha de Pago pertinente el Saldo a Pagar al Subcuentista Beneficiario, por orden y cuenta de **EL EMISOR.**

10) **Factor:** Es el resultado matemático de aplicar los datos relativos a una emisión de valores en particular, que permite a **LA CAJA** calcular con exactitud el Saldo a Pagar a un Subcuentista Beneficiario en la Fecha de Pago.

CLÁUSULA SEGUNDA (OBJETO DEL CONTRATO): El presente contrato tiene como objeto regular las actividades desarrolladas por **LA CAJA,** que sean consecuencia de la prestación a **EL EMISOR** del Servicio de Custodia y/o Agente de Pago, sobre los beneficios generados por los valores que tenga emitidos, depositados y/o custodiados en **LA CAJA.**

CLÁUSULA TERCERA (NORMAS APLICABLES): Las partes acuerdan que para la ejecución del presente contrato se aplicaran con preferencia las previsiones contenidas en la Ley de Mercado de Capitales, la Ley de Cajas de Valores, las "Normas de la **COMISIÓN NACIONAL DE VALORES (CNV)** Relativas a la información sobre pagos de dividendos que deben suministrar las empresas que hacen Oferta Pública de sus Acciones", "Normas Relativas a la Organización y Funcionamiento de las Cajas de Valores", el Reglamento Interno de **LA CAJA,** y las demás Normas dictadas por la **COMISIÓN NACIONAL DE VALORES (CNV)** y/o demás Leyes, Normas, Reglamentos, Resoluciones o Providencias que tengan como materia regulatoria el objeto de esta convención.

CLÁUSULA CUARTA (DOCUMENTOS DE SOPORTE): Las partes acuerdan que se entenderá como Documentos de Soporte, a todos aquellos documentos de **EL EMISOR** necesarios para que **LA CAJA** pueda prestar el Servicio y que deben ser remitidos al establecerse la relación, a saber: Prospecto de la emisión; Macrotítulo debidamente emitido con la información sobre la emisión establecida en el respectivo Prospecto y en el cual conste claramente fechas de emisión y vencimiento, la denominación de Título Provisional si fuere el caso; forma y base para el cálculo de los intereses a pagar;






REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio Libertador del Distrito Capital
9











Resolución de la **COMISION NACIONAL DE VALORES (CNV)** en la cual se autoriza la oferta pública de los valores; copia del Documento Constitutivo y Junta Directiva vigente; copia de la Cédula de Identidad del representante legal, y copia actualizada del RIF. En cada oportunidad de cancelación de los beneficios **EL EMISOR** deberá enviar a **LA CAJA** los avisos de prensa correspondientes a cada pago.

PARÁGRAFO ÚNICO: Las partes acuerdan que **LA CAJA** podrá suspender la prestación del servicio de Agente de Pago, si **EL EMISOR** no le hace entrega dentro de los dos (2) días hábiles bancarios siguiente a la fecha de la emisión del Título respectivo, la documentación de soporte indispensable para constatar el cumplimiento por parte de **EL EMISOR** de las normas legales vigentes relativas a la emisión y oferta pública de valores.

CLÁUSULA QUINTA (CONDICIONES PRESTACIÓN DEL SERVICIO): Las partes acuerdan que **LA CAJA** procederá en la Fecha de Pago a entregar el Saldo a Pagar al Subcuentista Beneficiario, siempre y cuando estén dadas las siguientes circunstancias:

1) Que los valores objeto de los Beneficios se encuentren debidamente depositados y/o custodiados en **LA CAJA**;
2) Que **EL EMISOR**, para los casos de pago de Beneficios en dinero a los Subcuentistas Beneficiarios, haya suministrado a **LA CAJA** los recursos (fondos) con buen valor, es decir, que la momento de la cancelación a los subcuentistas, los fondos estén disponibles, a fin de que **LA CAJA** pueda prestar el Servicio de Agente de Pago en la Fecha de Pago de conformidad a lo previsto en el artículo 18 del reglamento interno de la CVV Caja Venezolana de Valores S.A.;
3) Que el Subcuentista Beneficiario se encuentre debidamente registrado en **LA CAJA** como Subcuentista para la Fecha de Pago y/o para la fechas establecidas por **EL EMISOR** en los documentos relativos a la información de las características de la emisión de que se trate, que le permitan al Subcuentista Beneficiario optar a los Beneficios generados por los valores de los que es tenedor;
4) Que en los casos de decretos de dividendos en efectivo o equivalente, el Subcuentista Beneficiario esté registrado en **LA CAJA** como Subcuentista y sea titular de los valores que generan el beneficio, para las fechas a que se refieren las "Normas de la **COMISIÓN NACIONAL DE VALORES (CNV)** Relativas a la información sobre Pagos de Dividendos que deben suministrar las empresas que hacen Oferta Pública de sus Acciones", como "Fecha Límite de Transacción con Beneficio" y "Fecha Efectiva de Registro del Beneficio".



V.P.
LEGAL
















CLÁUSULA SEXTA (EXENCIÓN DE RESPONSABILIDADES): Las partes aceptan y declaran que **LA CAJA** no será responsable de la prestación del Servicio de Agente de Pago de los Beneficios generados por los valores emitidos por **EL EMISOR**, en las siguientes oportunidades:

1) Cuando **EL EMISOR** decida y notifique dentro de los tres (3) días hábiles anteriores a la fecha de pago a **LA CAJA**, que dicho pago de los Beneficios los realizará por cuenta propia sin intervención de **LA CAJA**;
2) Cuando **EL EMISOR** no suministre a **LA CAJA** dentro de los tres (3) días hábiles anteriores, la documentación legal relativa a la emisión de que se trate; los recursos en dinero pertinentes para realizar los pagos y/o la información relativa al cálculo del Factor, indispensables para que **LA CAJA** pueda cumplir con el Servicio de Agente de Pago en la Fecha de Pago.

CLÁUSULA SEPTIMA (FECHA DE PAGO): Ambas partes acuerdan que para los casos de pago de Beneficios en dinero, es indispensable para **LA CAJA** contar con los fondos respectivos con por lo menos **VEINTICUATRO (24)** horas de anticipación a la ocurrencia de la Fecha de Pago. Por lo anterior, **EL EMISOR** se compromete a entregar oportunamente a **LA CAJA** los fondos respectivos con el tiempo de anticipación antes señalado, mediante depósito en la Cuenta Corriente a nombre de **LA CAJA** en el **BANCO CENTRAL DE VENEZUELA (BCV)**, Nro. 00010001330001001146, siempre y cuando **EL EMISOR** haya suministrado a **LA CAJA** los recursos pertinentes en tiempo oportuno.

PARÁGRAFO PRIMERO: Las partes acuerdan que en caso de tener **LA CAJA** los fondos disponibles en la Fecha de Pago así como toda la información y/o documentación necesaria para prestar el Servicio de Agente de Pago, los fondos producto del pago de los Beneficios estarán depositados en las respectivas cuentas bancarias de los Subcuentistas Beneficiarios, dentro de las **VEINTICUATRO (24)** horas siguientes contadas desde las **8:00** a.m. de la Fecha de Pago, siempre y cuando dicho Subcuentista Beneficiario este debidamente registrado en **LA CAJA** para la Fecha de Pago.

PARÁGRAFO SEGUNDO: EL EMISOR acuerda que no será responsabilidad de **LA CAJA** cualquier retardo o demora en el pago de los Beneficios, cuando por hechos y/o circunstancias no imputables a **LA CAJA**, así como debido a hechos fortuitos o causa mayor, los fondos correspondientes a los Beneficios no estén disponibles en la Fecha de Pago, en las distintas cuentas bancarias de que sean titulares los Subcuentistas Beneficiarios.



CLÁUSULA OCTAVA (PAGO DE IMPUESTOS): Las partes acuerdan en que será responsabilidad de cada una de ellas, los pagos pertinentes debido a obligaciones tributarias nacionales, estadales y/o






REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio Libertador del Distrito Capital
9









municipales, que sean generadas por la emisión de valores o el pago de sus Beneficios, así como por la prestación de Servicios a sus clientes y/o accionistas.

CLÁUSULA NOVENA (PAGO DE COMISIONES Y TARIFAS): Las partes acuerdan que se considerará parte integrante del presente contrato, el tarifario de **LA CAJA** y su respectiva tabla de comisiones, las cuales aparecen en la página web de **LA CAJA**. Cualquier modificación será informada por la misma vía con treinta (30) días de anticipación por lo menos.

CLÁUSULA DECIMA (SUMINISTRO DE INFORMACIÓN): LA CAJA conviene en que **EL EMISOR** contará con acceso mediante clave personalizada a la base de datos de los sistemas de **LA CAJA**, específicamente al sistema **SITRAD 2000** de la página Web **www.cajavenezolana.com**, por medio del cual **EL EMISOR** podrá hacerle seguimiento a los valores que tenga depositados en **LA CAJA** y bajar para sus archivos información relativa a la tenencia de los valores, pagos de Beneficios y/o operaciones realizadas con los mismos.

CLÁUSULA DECIMA PRIMERA (DURACION DEL SERVICIO): El presente contrato se celebra por término indefinido, sin embargo, ambas partes quedan facultadas para rescindirlo, dando aviso por escrito a la otra con una anticipación no menor a treinta (30) días hábiles bursátiles.

CLÁUSULA DECIMA SEGUNDA (DIRECCIÓN DE CORRESPONDENCIA: Todas las notificaciones que deban darse las partes con relación a este contrato, deberán ser realizadas por medio escrito a las siguientes direcciones:

LA CAJA: Av. Sorocaima, entre Avenidas Venezuela y Tamanaco, Edf. Atrium, Nivel C-1, Municipio Chacao, Caracas. Horario de atención al público y recepción de correspondencia: De lunes a viernes de todo día hábil bursátil, entre las 8:30 a.m. y 11:30 a.m. y las 1:30 p.m. y las 4:30 p.m. Teléfonos: (0212) 9520332 al 37. Fax: (0212) 9510801.

EL EMISOR: Av. Francisco de Miranda con Av. El parque, Urb. El Bosque, Torre Country Club, piso 11, Caracas. Teléfonos (0212) 9012245.

CLÁUSULA DECIMA TERCERA (DOMICILIO PROCESAL ESPECIAL): Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial y excluyente de cualquier otro a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran someterse. En prueba de conformidad de todo cuanto antecede, las partes firman de manera privada el presente documento.

En Caracas, a fecha de su autenticación.



Por **LA CAJA**



Por **EL EMISOR**


V.P.
LEGAL





REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-04 01696891
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-04 01696892
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-04 01696893
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-0401696888
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-0401696887
Nombre del solicitante:



REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-0401696886
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares

Día	Mes	Año

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares

Día	Mes	Año









REPÚBLICA BOLIVARIANA DE VENEZUELA

MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA.

SERVICIO AUTONOMO DE REGISTROS Y NOTARIAS.

NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL.

JESUS DAVID MACIAS H.

Sabana Grande, Tres (3) de Febrero del año dos mil Diez (2.010). 199º y 150º. El anterior documento redactado por el Abogado: **NELLY GONZALEZ DIAZ,** inscrito en el Inpreabogado bajo el No. **31291,** fue presentado para su **AUTENTICACIÓN** y devolución según planillas Nos. **404667 y 404668,** de fecha **28/01/2010.** Planillas Únicas Bancaria Nos. **016-00000527 y 016-00000528,** de fecha: **27/01/2010.** Presentes sus Otorgantes dijeron llamarse **NORIS AGUIRRE ZAMBRANO (en representación de C.V.V. CAJA VENEZOLANA DE VALORES, S.A) y CARLOS E. DELFINO T., (en representación de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A)** mayores de edad, domiciliados en: Caracas, de nacionalidad: Venezolanos, de estado civil: Soltera y Casado, titulares de las Cédulas de Identidad Nos. 3121213 y 3659617, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia del Notario, los Otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** El Notario informó al los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado conforme lo ordena el numeral 2 del Artículo 79 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos: **LUSVIOLETH DELFIN** y Abel Serrano, titulares de las cédulas de identidad Nos. **V-16.661.984 y V-**5803709, quedando anotado bajo el No. **55,** Tomo **08,** de los libros de Autenticaciones llevados por ésta Notaría. El Notario que suscribe hace constar que tuvo a la vista: **1)** Documento Constitutivo Estatutario de: **C.V.V. CAJA VENEZOLANA DE VALORES, S.A.,** inscrito por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, en fecha: 23-04-1992, bajo el No. 79, Tomo: 28-A-Pro; y Acta de Asamblea General Ordinaria de Accionista, celebrada en fecha 31-03-2009, inscrita en el Registro Mercantil

antes mencionado, en fecha 13-05-2009, bajo el No. 32, Tomo 82-A. **2)** Documento Constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A. (MANPA, S.A.C.A.)**, inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, en fecha: 31-03-1950, bajo el No. 379, Tomo 1-B, Expediente 3251; cuyas últimas modificaciones estatutarias fueron inscritas en el Registro Mercantil Primero de la Circunscripción del Dtto. Federal (hoy Dtto. Capital) y Edo. Miranda, el 14-07-1999, y el 07-12-2007, bajo los No. 35 y 23, Tomo 141-A-Pro y 190-A-Pro; Acta de Asamblea General Ordinaria de Accionistas, celebrada el 18-04-2008, inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, en fecha: 06-05-2008, bajo el No. 78, Tomo 45-A-Pro; Y Acta de Junta Directiva No. 974, de fecha 18-04-2008, inscrita por ante la Oficina de Registro antes mencionada, el 06-05-2008, bajo el No. 79, Tomo 45-A-Pro. Para éste acto la Notaría se trasladó y constituyó en: **TORRE COUNTRY CLUB y en Av. SOROCAIMA, EDF. ATRIUM, C-1, EL ROSAL**, Hoy a las: 9½ , y a las: 2½ , a petición de parte interesada.- Realizado por: ________, C.I. No. V-4826709, Funcionario autorizado según el Art. 29 del Reglamento de Notaria Públicas.-



EL NOTARIO PÚBLICO.-

JESÚS DAVID MACÍAS H.
NOTARIO PÚBLICO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DISTRITO CAPITAL

LOS OTORGANTES.



LOS TESTIGOS,

FUNCIONARIO AUTORIZADO


INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------

Bolivarian Republic of Venezuela. Ministry of People's Power for the Interior and Justice. Autonomous Service of Registry and Notary Offices.

Sole Bank Form No.01600000529.

Amount Bs.539 --

Bolivarian Republic of Venezuela. Ministry of People's Power for the Interior and Justice. Autonomous Service of Registry and Notary Offices.

Sole Bank Form No.01600000530.

Amount Bs.275 --

COMMON REPRESENTATIVE AGREEMENT OF HOLDERS OF COMMERCIAL PAPERS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, established in 1950, domiciled in Caracas, which Articles of Incorporation and By-laws were originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 and December 7, 2007 under No.35 and No.23, Volumes 141-A-Pro and 190-A-PRO, dully represented in this act by its Corporate Finance Vice-President, **JUAN ANTONIO LOVERA V.**, a Venezuelan


INTERPRETE
PUBLICO
2

citizen, of legal age, domiciled in Caracas, bearer of Identity Card No.5534882~~, and~~ dully authorized thereby as evidenced in meeting of the Board of Directors as of July 31, 2009 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, registered with the tax Information Registry Number (RIF) under No.J-000029709, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925 under No.3262, changed into Banco Universal, its business name changed and its By-Laws fully amended as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of January 24, 2002 under No.11, Volume 6-A-Pro, published in the newspaper "La Religión" as of February 26, 2002 No.38218, represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Executive Committee as of August 13, 2009 that hereinafter will be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 24th, 2009 and upon decision of the Board of Directors in its meeting No.994 dated July 31, 2009 approved issuing Commercial Papers at Bearer amounting to up to SEVENTY MILLION BOLIVARS (Bs.70,000,000.00), which are identified as Issue 2009-I, with the characteristics, conditions and fashions set forth in the corresponding Prospectus of issuance and the Placement Contract that are hereby declared as an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.152-2009 dated December 3, 2009 approved the aforementioned issuance.

SECOND: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER,** in meeting held on July 31, 2009 agreed to appoint VENEZOLANO DE CREDITO, S.A., Banco Universal as Common Representative of Holders of Papers of each of the series issued form the date of


INTERPRETE
PUBLICO

executing the present contract and based on authorization No. 152-2009 granted by the National Securities and Exchange Commission as of December 3, 2009.

THIRD: POWERS OF THE BANK

THE BANK in its capacity as Common Representative of Holders of Commercial Papers will have all the powers and responsibilities vested upon it by the Law pursuant to the provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to issuance of commercial papers by the issuing entity, the Common Representative of holders of the aforementioned commercial papers shall call for a meeting of holders of commercial papers in order to inform them about papers situation.

FOURTH: DUTIES OF THE ISSUER

THE ISSUER is bound to inform **THE BANK** with five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issue object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

FIFTH: PAYMENT OF SERVICES

THE BANK will receive the amount of TWO THOUSAND FIVE HUNDRED BOLIVARS (Bs.2,500.00) monthly, payable the first amount at the beginning of the Public Offer of the first series of this issue and the following on the same date of each subsequent month while the issue is in effect. **THE ISSUER** does hereby authorize **THE BANK** to debit the aforementioned amounts from the Current Account No.0104-0030-91-


INTERPRETE
PUBLICO

0300001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

SIXTH: EXPENSES

All the expense incurred in due to notices and publications of Notices pursuant to the Capital Market Law as well as the Standards for Issuing, Public Offering and Negotiating Commercial Papers will be on account of **THE ISSUER** and shall be debited from the Current Account No.0104-0030-91-0300001963 that **THE ISSUER** holds in Venezolano de Crédito, S.A., Banco Universal.

SEVENTH:

In case **THE ISSUER,** prior totally paying off its obligations before the holders of commercial papers, judicially requires the delay status or is in liquidation proceedings or needs to judicially demand payment of obligations, **THE BANK** after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Commercial Papers to inform them about the ongoing situation. Likewise, **THE BANK** shall immediately notify the National Securities and Exchange Commission, if the case may be, about its condition of direct creditor of **THE ISSUER** with reference to the collateral, if any, of its direct credit against the issuing entity and with an explanation of which could be the conflict of interest **THE BANK** may have when collecting its direct credit.

EIGHT: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Common Representative of Holders of Commercial Papers, is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.38354 as of January 10, 2006.

NINTH: For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Holders of Commercial Papers and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information


INTERPRETE
PUBLICO
5

provided to the National Securities and Exchange Commission. In any case, **MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A**. is bound to immediately notify **THE BANK** about any fact, event or situation that may influence compliance with its duties in regard to the issuance of Commercial Papers referred to herein.

TENTH: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso No.12, Oficina 12, Urb. El Bosque, Caracas.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Revisión Jurídica, Caracas, Venezuela.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

Translator's Note:

By the signatures there are five-1000 and four-100 bolivar fiscal stamps. Next, there is an authentication that reads as follows:

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE. AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES. NINTH NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT. JESÚS DAVID MACIAS H.

Sabana Grande, on the Third (3rd) day of February of the year Two Thousand Ten. Historical years 199 and 150. The foregoing document was drawn up by Lawyer NELLY


DE VENEZUELA
INTERPRETE
PUBLICO

GONZALEZ DIAZ, registered with Inpreabogado (Lawyer's Social Welfare Institute) No.31291, it was presented for its AUTHENTICATION and return as per form No.404665 and 404666 of 01/28/2010. Sole bank form No.01600000529 and 01600000530 of 01/28/2010. Its grantors being present they said to be **JUAN ANTONIO LOVERA V.** (in representation of MANUFACTURAS DE PAPEL, C.A. MANPA S.A.C.A.A) and **MARÍA EUGENIA GÁMEZ AZPÚRUA** (in representation of VENEZOLANO DE CRÉDITO S.A. BANCO UNIVERSAL), both of legal age, domiciled in Caracas, Venezuelan citizens, married the first one and single the latter, and bearers of Identity Cards No.V-5534882 and v-5566177, respectively. Having the original document been read out and compared against its copies, these latter and the original being signed by the grantors, they declared that: "ITS CONTENT IS TRUE AND THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT IS OURS." The Notary Public informed grantors about the content, nature, scope and legal consequences of the act granted pursuant to the provisions of number 2 of Article 79 of the Registry and Notary Offices Law in virtue of which the Notary Public declares it herein authenticated in the presence of witnesses: FRANCISCO RIVERO and JOSÉ SERRANO, bearers of Identity Cards Nos.V-12688273 and V-4828709, and was registered under No.54, Volume 08 of the Authentications Book kept by this Notary Office. The undersigned Notary Public does hereby make known that he has at sight: 1) Articles of Incorporations/By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 and December 7, 2007 under No.35 and No.23, Volumes 141-A-Pro and 190-A-PRO and Minutes of the Board of Directors No.994 of 07/31/2009. 2) Articles of Incorporations/By-Laws of VENEZOLANO DE CRÉDITO S.A. BANCO UNIVERSAL, registered with the Commercial Registry Office of First Instance in Commercial Matters of the Federal District on 06/04/1925, under No.204, Volume 2-B, published in Municipal Gazette of the Government of the Federal

District of 06/06/1925, No.3262, transformed into Banco Universal, its business name changed and its By-laws fully amended as evidenced by document registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State on 01/24/2002, under No.11, Volume 6-A-Pro, published in "La Religión" newspaper on 02/26/2002 under No.38218 and Director's Committee of 08/13/2009. The Notary Office moved for this act and it was constituted in: TORRE COUNTRY CLUB, PISO 11 and BANCO VENEZOLANO DE CRÉDITO, SAN BERNARDINO, as of today at 21 (illegible) at the request of the party concerned by: José Serrano, bearer of Identity Card No.4828709, authorized officer according to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC.

JESÚS DAVID MACÍAS H. (signed) Illegible.

NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT.

THE GRANTORS (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer. ——————————————————————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April the 12th, 2010.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR


INTERPRE
PUBLIC







La planilla debe ser cancelada antes de ... días contados a partir de la fecha de emisión



República Bolivariana de Venezuela
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Servicio Autónomo de Registros y Notarías

104665

PLANILLA ÚNICA BANCARIA



Número Planilla: 191 0100000539

2010 FEB -8



```
0420/DEPOSITO EN CTA SAREN : 2213000980
0001-203    NPS :  1600000529    NCS : 4880000000
EL01610    1913    28/01/2010   09:27:01
Efectivo :          539.00 Cheques BT :          0.00
Otros Bancos:         0.00 Total Bs.:          539.00
```

Número Control: 488-0000-0000

Tipo de Acto: Contrato			
Nombre y Apellido del Solicitante:			
CI/RIF/Pasaporte del Solicitante: J-00023T309	Forma de Pago	No. Cheque/Aprobación	Monto (Bs.F)
Nombre y Apellido del Depositante: Ronald Pinto	Monto Efectivo		539
CI/RIF/Pasaporte del Depositante: 5520370	Cheque Gerencial/del mismo Banco		
Firma del Depositante	Punto de Venta		
	Pago por Internet		
Monto en Letras: Quinientos Treinta y Nueve		Monto Total	539

SOLO PARA USO DEL SAREN

FUNCIONARIO EMISOR	FUNCIONARIO RECEPTOR	FUNCIONARIO REVISOR	REGISTRADOR/NOTARIO
JOSE SERRANO	GUILLERMO FERNANDEZ	Gustavo GUANCHEZ	JESÚS D. MACIAS
4.823.709	14.742.603	12.716.920	15.389.676
ESC. III	ESC. I	Abgº Revisor	NOTARIO
27-1-10	28-01-10	27-1-10	03/02/10

Sello de la Oficina

Bancos Recaudadores

Sello y Firma del Banco

0003 - Banco Industrial de Venezuela
0007 – Banco Bicentenario
0102 - Banco de Venezuela
0163 - Banco del Tesoro
0108 – Banco Provincial




Banco del Tesoro, C.A.
Banco Universal
Oficina Chacaito
28 ENE 2010
RECIBIDOR-PAGADOR
CAJA N° 02






REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9









La planilla debe ser cancelada antes de los [illegible] días contados a partir de la fecha de emisión


DE REGISTROS
Y NOTARÍAS

República Bolivariana de Venezuela
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Servicio Autónomo de Registros y Notarías

404666

PLANILLA ÚNICA BANCARIA

Número Planilla: 01160099905320





```
0420/DEPOSITO EN CTA SAREN : 2213000930
0001-203   NPS :  1600000530  NCS :  4380000000
EL01610   1914   28/01/2010  09:27:59
Efectivo :           275.00 Cheques BT :        0.00
Otros Bancos:          0.00 Total Bs. :       275.00
```

Número Control: 488-0000-0000

Tipo de Acto			
Nombre y Apellido del Solicitante			
CI/RIF/Pasaporte del Solicitante 1-00023153-09	**Forma de Pago**	**No. Cheque/Aprobación**	**Monto (Bs.F)**
Nombre y Apellido del Depositante	**Monto Efectivo**		275
CI/RIF/Pasaporte del Depositante	**Cheque Gerencial/del mismo Banco**		
Firma del Depositante	**Punto de Venta**		
	Pago por Internet		
Monto en Letras: Doscientos Setenta y Cinco		**Monto Total**	275

SOLO PARA USO DEL SAREN

FUNCIONARIO EMISOR	FUNCIONARIO RECEPTOR	FUNCIONARIO REVISOR	REGISTRADOR/NOTARIO
JOSE SERRANO	GUILLERMO FERNANDEZ	Gustavo GUANCHEZ	JESÚS D. MACIAS
4.823.709	14.742.603	12.716.920	15.389.676
ESC. III	ESC. I	Abg°. Revisor	NOTARIO
27-1-10	28-01-10	27-1-10	03/02/10

Sello de la Oficina

Bancos Recaudadores

0003 - Banco Industrial de Venezuela
0007 – Banco Bicentenario
0102 - Banco de Venezuela
0163 - Banco del Tesoro
0108 – Banco Provincial

Sello y Firma del Banco


REPÚBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaría Pública Novena del Municipio Libertador del Distrito Capital


Banco del Tesoro, C.A.
Banco Universal
Oficina Chacaíto
28 ENE 2010
RECIBIDOR-PAGADOR
CAJA N° 02














Nelly González Díaz
Abogado
Inpre Abogado No. 31291

República Bolivariana de Venezuela
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Notaría Pública Novena del Municipio Libertador del Distrito Capital

Recibido el: 28-01-10
Planilla de presentación: 404665
Fijado para el día: 01-02-10
Derechos Arancelarios:


Revisado
Por:
Nro: 54
Tomo: 08



CONTRATO DE REPRESENTANTE COMUN DE

LOS TENEDORES DE PAPELES COMERCIALES.

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, inscrita en el Registro de Información Fiscal bajo el N° J-00023530-9sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal en fecha 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, y cuyas últimas modificaciones a sus estatutos fueron inscritas en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1999 y 07 de diciembre de 2007, bajo los N° 35 y 23, Tomos 141-A Pro y 190-A-PRO, respectivamente, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 31 de Julio de 2009, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra, el **VENEZOLANO DE CREDITO S.A. Banco Universal,** inscrito en el Registro de Información Fiscal (RIF) bajo el N° J-000029709, sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de junio de 1.925, bajo el N° 204, Tomo 2-B, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de junio de 1.925, N° 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus Estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de enero de 2.002, bajo el N° 11, Tomo 6-A Pro, publicado en el Diario La Religión, el 26 de febrero de 2.002, N° 38.218, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizada por el Comité Directivo de fecha 13 de agosto de 2009, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:














PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea General Ordinaria de Accionistas celebrada en Caracas el día 24 de Abril de 2009, y decisión de la Junta Directiva en su reunión No. 994 de fecha 31 de Julio de 2009, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de SETENTA MILLONES DE BOLIVARES (Bs. 70.000.000,00), la cual está identificada como Emisión 2009-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La referida emisión ha sido autorizada por la Comisión Nacional de Valores según Resolución N° 152-2009 de fecha 03 de Diciembre de 2009.

SEGUNDA: DESIGNACION

La Junta Directiva de **"EL EMISOR"**, en sesión de fecha 31 de Julio de 2009, acordó designar al **VENEZOLANO DE CREDITO, S.A. Banco Universal**, como Representante Común de los Tenedores de Papeles de cada una de las series que se emitan a partir de la fecha en que se suscriba el presente contrato y en base a la autorización otorgada por la Comisión Nacional de Valores N° 152-2009 de fecha 03 de Diciembre de 2009.



TERCERA: ATRIBUCIONES DEL BANCO.

"EL BANCO", en su carácter de Representante Común de los Tenedores de Papeles Comerciales, tendrá todas las atribuciones y responsabilidades que le corresponda establecidas de conformidad con lo dispuesto en la Ley de Mercado de Capitales y en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, dictadas por la Comisión Nacional de Valores. El Representante Común permanecerá en sus funciones hasta el vencimiento de la última serie en circulación correspondiente a la autorización para emitir Papeles Comerciales. En el caso de encontrarse **"EL EMISOR"** en mora en el cumplimiento de sus obligaciones contraídas con ocasión a la emisión de los papeles comerciales por parte del ente emisor, el Representante Común de los tenedores de los mencionados papeles comerciales deberá convocar a una asamblea de tenedores de papeles comerciales a fin de informar a los mismos de la situación.



CUARTA: DEBERES DEL EMISOR



REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaría Pública Novena
del Distrito Capital








"EL EMISOR" se obliga a informar a **"EL BANCO"** con cinco (5) días de anticipación sobre la serie que se pretenda emitir en base a la autorización señalada en la Cláusula Primera del presente contrato, así como suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo, **"EL BANCO"** podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los tenedores de papeles comerciales y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que pretenda contratar.

QUINTA: PAGO POR SERVICIOS

"EL BANCO" recibirá por los servicios inherentes a su condición Representante Común de los Tenedores de Papeles Comerciales, la cantidad de **DOS MIL QUINIENTOS BOLIVARES (Bs.2.500,00)** mensuales, pagadera la primera mensualidad en el momento del inicio de Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEXTA: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEPTIMA:

En caso de que el **"EL EMISOR"**, previamente a la cancelación total de sus obligaciones









frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso o se encuentre en un procedimiento de quiebra o en el caso en que sea necesario exigir judicialmente el pago de las obligaciones, **"EL BANCO"** luego de tener conocimiento de la solicitud de atraso o del procedimiento de quiebra o la necesidad de proceder al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el caso, su condición de acreedor directo de **"EL EMISOR"** con indicación de las garantías, si tuviere alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser lo conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

OCTAVA: LEGITIMACION DE CAPITALES

"EL BANCO" procediendo en su carácter de Representante Común de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en las "Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 38.354 de fecha 10 de enero de 2.006.

NOVENA: A todos los efectos, queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.** queda obligada a notificar a **"EL BANCO"** de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Papeles Comerciales a que se contrae este contrato.

DECIMA: DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.








Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificada a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. :

Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas.

EL BANCO:

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL:

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Revisión Jurídica, Caracas. Venezuela.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.




V.P.
LEGAL

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificada a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.:

Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso 10-12, Oficina 12, Urb. El Bosque, Caracas.

EL BANCO:

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL:

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Revisión Jurídica, Caracas. Venezuela.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.









V.P. LEGAL







REPÚBLICA BOLIVARIANA DE VENEZUELA.
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA.
DISTRITO METROPOLITANO DE CARACAS.
NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL.

JESUS DAVID MACIAS H.

Sabana Grande, ______ Tres (3) ______ de ______ Febrero ______ del año dos mil Diez (2.010). 199º y 150º. El anterior documento redactado por el Abogado: **NELLY GONZALEZ DIAZ.** inscrito en el Inpreabogado bajo el No. **31.291,** fue presentado para su **AUTENTICACIÓN** y devolución según planilla Nos. **404665 y 404666,** de fecha **28-01-2010, y Planillas únicas de pago Nos. 01600000529 y 01600000530, de fecha 28-01-2010.** Presentes sus Otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA, (en Representación de MANUFACTURAS DE PAPEL C.A. S.A.C.A.) y MARIA EUGENIA GAMEZ AZPURUA, (en Representación de VENEZOLANO DE CREIDITO S.A. Banco Universal),** mayores de edad, domiciliados en: **CARACAS** de nacionalidad: **VENEZOLANA,** de estado civil: ______ Casados y Solteros ______ titulares de las Cédulas de Identidad Nos. **V-5.534.882 y V-5.566.177,** respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de el Notario, los Otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** El Notario informó al los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado conforme lo ordena el numeral 2 del Artículo 79 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos: **FRANCISCO RIVERO y** ______ Ali Durand ______ titulares de las cédulas de identidad Nos. **V-12.688.273 y V-** ______ 4820709 ______ quedando anotado bajo el No. **54,** Tomo **08,** de los libros de Autenticaciones llevados por ésta Notaría. El Notario que suscribe hace constar que tuvo a la vista: **1)** Documento Constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** inscrito por ante el Juzgado de Primera Instancia del Dtto. Federal, en fecha: 31-03-1950, bajo el No. 379, Tomo 1-B; Ultimas Modificaciones inscritas por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, en fecha: 14-07-1999, y 07-12-2007 bajo los No. 35 y 23 Tomos 141-A-Pro y 190-A-Pro., Acta de Junta Directiva de fecha 31-07-2009. **2)** Documento Constitutivo Estatutario de **VENEZOLANO DE CREIDITO S.A. Banco Universal,** inscrito por ante el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del





Distrito Federal en fecha: 04-06-1925, bajo el No. 204, Tomo 2-B; publicada en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06-06-1925, No. 3.262, transformado en Banco Universal, cambiada su denominación social y modificados integramente sus Estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda en fecha 24-01-2002, bajo el No. 11 Tomo 6-A-Pro, publicado en el Diario la Religión, el 26-02-2002, No.38.218, y Comité Directivo de fecha 13-08-2009. Para éste acto la Notaria se trasladó y constituyó en: **TORRE COUNTRY CLUB, PISO 11, y BANCO VENEZOLANO DE CREDITO SAN BERNARDINO,** Hoy a las: 21/2/07 a petición de parte interesada Realizado por: Jose Serrano, C.I. No. V- 4823709, Funcionario autorizado según el Art. 29 del Reglamento de Notaria Públicas.-


REPÚBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
9
Notaría Pública Novena del Municipio Libertador del Distrito Capital

EL NOTARIO PÚBLICO.-

JESÚS DAVID MACIAS H.
NOTARIO PÚBLICO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DISTRITO CAPITAL

LOS OTORGANTES.





LOS TESTIGOS,

FUNCIONARIO AUTORIZADO


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

Bolivarian Republic of Venezuela. Ministry of People's Power for the Interior and Justice. Autonomous Service of Registry and Notary Offices.

Sole Bank Form No.01600000531.

Amount Bs.544.50 --

Bolivarian Republic of Venezuela. Ministry of People's Power for the Interior and Justice. Autonomous Service of Registry and Notary Offices.

Sole Bank Form No.01600000532.

Amount Bs.275 ---

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, established in 1950, domiciled in Caracas, which Articles of Incorporation and By-laws were originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 and December 7, 2007 under No.35 and No.23, Volumes 141-A-Pro and 190-A-PRO, represented in this act by **JUAN ANTONIO LOVERA V.**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity **Card No.5534882**, proceeding in this act in his capacity as **Corporate**


INTERPRETE
PUBLICO

Finance Vice-President and dully authorized thereby as evidenced in meeting No.994 of the Board of Directors as of July 31, 2009 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VALORES VENCRED CASA DE BOLSA, S.A.**, a company domiciled in the city of Caracas and registered with the Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State on November 18, 1985 under No.2, Volume 39-A-Pro, represented in this act by **RICARDO GIMÓN**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of **Identity Card No.10333779,** proceeding in his capacity as Director, fully empowered for this act by the Board of Directors of its principal, have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of the General Shareholders' Meeting held on April the 24th, 2009 approved issuing commercial papers amounting to up to SEVENTY THOUSAND MILLION BOLIVARS (Bs.70,000,000.00). In this regard, the Board of Directors in its meeting No.994 dated July 31, 2009 in use of its powers vested upon it by the General Shareholder's Meeting, set the amount of issue of Commercial Papers up to SEVENTY THOUSAND MILLION BOLIVARS (Bs.70,000,000.00), which characteristics will be specified in the issue of each series that will be published in a newspaper of major national circulation. The present issue was authorized and registered with the National Securities Registry as of December 3, 2009 under Resolution No.152-2009.

SECOND: EEFCTIVENESS

This contract will be effective from its date of execution and will be in effect until all and any negotiable Custody Certificates of each series with base on authorization granted by the National Securities and Exchange Commission as of December 3, 2009 under Resolution No.152-2009 have been paid.

THIRD: POWERS OF PLACEMENT AGENTS

THE ISSSUER does hereby authorize and empower **VALORES VENCRED CASA DE BOLSA, S.A.** to act as **PLACEMENT AGENT** and to appoint, if necessary, other "Public Brokers of Securities" of series that may be issued based on the authorization indicated in the Clause above. Therefore, **THE PLACEMENT AGENT** will be in charge of:



a.- Trying, based on bigger efforts or any other fashion, that the parties set the amount of Placement for each series of Commercial Papers, in the proper proportion.

b.- Carrying out any formality needed for the efficient placement of the amount allocated for each series.

c.- Pursuant to the provisions of the **Standards to Prevent, Control and Audit Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market** set forth by the National Securities and Exchange Commission and published in Official Gazette No.38354 as of January 10, 2006 **THE PLACEMENT AGENT** is bound to keep a record of individuals and body corporate that acquire any series of commercial papers related to this issuance, and shall be available to **THE ISSUER** once the placement term is finished, if so required.

THE PLACEMENT AGENT will be exempted from keeping this record when the issuer directly makes primary placement of any series, and shall be on account of **THE ISSUER** the obligation to keep a record of any individual and body corporate acquiring the series of commercial papers related to the present issuance, as established by the **Standards to Prevent, Control and Audit Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market.**

FOURTH: CAPITAL LEGITIMATING

THE PLACEMENT AGENT is bound to comply with the provisions included in the *STANDARDS FOR PREVENTION, CONTROL AND AUDIT OPERATIONS FOR LEGITIMIZING CAPITALS APPLICABLE TO VENEZUELAN CAPITAL MARKETS*, established by the National Securities and Exchange Commissions and published in Official Gazette No.3854 as of January 10, 2006 in order to prevent and avoid securities issued by THE ISSUER to be used for capital legitimating from illegal activities.

Likewise, **THE PLACEMENT AGENT** in case of appointing other Public Accountants of Securities to act as Placement Agents of issue subject to this contract, is bound to include in the contracting entered into these two, the legal obligations related to prevention of Capital Legitimating, in the same terms included herein.


DE VENEZUELA
REPUBLICA
INTERPRETE
PUBLICO

THE PLACEMENT AGENT is the sole responsible for selecting and appointing other Public Brokers of Securities and expressly acknowledges that their selection is grounded as of the criteria and own assessment, based on their expertise.

FIFTH: FORMALITIES AND ISSUER EXPENSES

1. The parties expressly agreed that the authorization request to public offer of the aforementioned issuance will be prepared and dealt with by **THE ISSUER** before the National Securities and Exchange Commission.
2. The parties do hereby agree that the expenses corresponding to prospectus printing, printing of sole bonds for each series and publicity related to placement of issuance will be the responsibility of **THE ISSUER**.
3. The expenses that may be incurred in by **THE PLACEMENT AGENT** on account of **THE ISSUER** will require prior authorization of this latter.

SIXTH: PLACEMENT SYSTEM

THE PLACEMENT AGENT is bound to try placing primary agents of the series referred to herein by "Placement with Bigger Efforts" or by any other fashion that the parties may eventually set forth and that will be announced in the press notice, which is defined in Article 1, Numeral 10 of the "Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances."

THE PLACEMENT AGENT is bound to comply with all the applicable provisions that may arise from the aforementioned Standards for primary placement of commercial papers referred to herein as well as with the clauses set forth in the present contract. For each series, **THE ISSUER** shall issue a Sole Bond for the amount effectively placed, which will remain in custody of **THE ISSUER** that will act as Payment Agent for each series, which will be specified in the corresponding newspaper notice. Upon carrying out the sale, **THE PLACEMENT AGENT** shall deliver each investor a cash receipt that will be exchanged by a negotiable custody certificate issued by **THE ISSUER** in its capacity as Custodian of the Sole Bond comprising each series.

SEVENTH: DISTRIBUTION, TERM AND FASHION

THE PLACEMENT AGENT will start placing the total amount of each series when the newspaper notices informing about issuance of each series are published.


INTERPRETE
PUBLICO

The contract entered into by **THE PLACEMENT AGENT** with other Placement Agents pursuant to the provisions set forth in the second clause shall set forth that: Securities Brokerage Companies shall deposit, on a daily basis, in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the moneys collected for their sales and will send to **THE PLACEMENT AGENT,** together with the bank deposit slips, the form designed by this latter that will specify the amount placed as well as other data related to such placements.

The monies shall be delivered to **THE ISSUER** on the sale value date by depositing such funds in the account that **THE ISSUER** has therefore indicated in written to **THE PLACEMENT AGENT.**

EIGHT: COMMISSIONS

THE PLACEMENT AGENT will receive, pursuant to the present contract, a commission of **0.75%** yearly in the case of **body corporate** investors and **1.50%** yearly in case of **individual** investors for services rendered per year on the total amount effectively placed by them from the issuance authorized by the National Securities and Exchange Commission, which will be paid as follows:

- **THE ISSUER** will pay such commission at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is hereby expressly agreed that **THE PLACEMENT AGENT** will send to **THE ISSUER** the invoice specifying the Value Added Tax, currently equivalent to twelve percent **(12.00%)**, once paid, calculated on the amount to be paid to **THE PLACEMENT AGENT** pursuant to the provisions of the Decree Law establishing the Value Added Tax published in Official Gazette of the Bolivarian Republic of Venezuela No. 39147, dated March 26th, 2009. It is expressly understood that payment of commission to **THE PLACEMENT AGENT** is made for services rendered to the Issuer in compliance with this contract.

NINTH: INDEMNITY

THE ISSUER is bound herein to hold **THE PLACEMENT AGENT** harmless for any claim that may exist, due to the incorrectness, insufficiency or untruthfulness of the


INTERPRETE
PUBLICO

public information, arising from, produced by and/or authorized by **THE ISSUER** related to issuance of Commercial Papers referred to in the First Clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any prejudice the circumstances abovementioned may have caused.

<u>TENTH</u>: ARBITRATION AND DOMICILE

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations.

Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

Both parties choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

The addresses for notices the parties are as follows:

THE ISSUER: Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso No.12, Oficina 12, Urb. El Bosque, Caracas. Attention: Juan Antonio Lovera.

THE PLACEMENT AGENT. Avenida Alameda, Edifico Venezolano de Crédito, San Bernardino;Caracas, Piso 1. Attention: Mr. Ricardo Gimón.

Three (3) counterparts of one same tenor and for one sole purpose are made in.--------

<u>Translator's Note</u>: At the bottom margin of this page there are three-1000 bolivar fiscal stamps. At the left margin of these fiscal stamps there are two signatures. At the back of this sheet there are three-1000 and six-100 bolivar fiscal stamps. -------------------

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE. AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES. NINTH NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT. JESÚS DAVID MACIAS H.

Sabana Grande, on the Third (3rd) day of February of the year Two Thousand Ten. Historical years 199 and 150. The foregoing document was drawn up by Lawyer NELLY


INTERPRETE
PUBLICO

GONZALEZ DIAZ, registered with Inpreabogado (Lawyer's Social Welfare Institute) No.31291, it was presented for its AUTHENTICATION and return as per form No.404663 and 404664 of 01/28/2010. Sole bank form No.01600000531 and 01600000532 of 01/27/2010. Its grantors being present they said to be **JUAN ANTONIO LOVERA V.** (in representation of MANUFACTURAS DE PAPEL, C.A. MANPA S.A.C.A.A) and **RICARDO GIRÓN** (in representation of VALORES VENCRED CASA DE BOLSA, S.A.), both of legal age, domiciled in Caracas, Venezuelan citizens, married the first one and single the latter, and bearers of Identity Cards No.V-5534882 and 10333779, respectively. Having the original document been read out and compared against its copies, these latter and the original being signed by the grantors, they declared that: "ITS CONTENT IS TRUE AND THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT IS OURS." The Notary Public informed grantors about the content, nature, scope and legal consequences of the act granted pursuant to the provisions of number 2 of Article 79 of the Registry and Notary Offices Law in virtue of which the Notary Public declares it herein authenticated in the presence of witnesses: REINELLA PIÑERO and JOSÉ SERRANO, bearers of Identity Cards Nos.V-4776086 and V-4828709, and was registered under No.53, Volume 08 of the Authentications Book kept by this Notary Office. The undersigned Notary Public does hereby make known that he has at sight: 1) Articles of Incorporations/By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 and December 7, 2007 under No.35 and No.23, Volumes 141-A-Pro and 190-A-PRO and Minutes of the Board of Directors No.994 of 07/31/2009. 2) Articles of Incorporations/By-Laws of VALORES VENCRED CASA DE BOLSA, S.A., registered with the Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State on November 18, 1985 under No.2, Volume 39-A-Pro. Likewise, Minutes of General Shareholders' Meeting held on 03/27/2001 registered with the First

Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State on 05/11/2001, under No.27, Volume 85-A-Pro, Minutes of the Board of Directors of the aforementioned company held on 11/20/2009. For this act the Notary moved and constituted in: 1). Edif. VENEZOLANO DE CREDITO VALORES VENCRED, as of today at (illegible), and 2). TORRE COUNTRY CLUB, VALORES VENCRED CASA DE BOLSA, as of today at 10 a.m., respectively, at the request if the party concerned. Prepared by José Serrano, bearer of Identity Card No.4828709, authorized officer according to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC.

JESÚS DAVID MACÍAS H. (signed) Illegible.

NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT.

THE GRANTORS (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April the 5th, 2010.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

La planilla debe ser cancelada antes de los 60 días contados a partir de la fecha de emisión

SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS

República Bolivariana de Venezuela
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Servicio Autónomo de Registros y Notarías

404663

PLANILLA ÚNICA BANCARIA

Número Planilla: 0160000531





0420/DEPOSITO EN CTA SAREN : 2213000930
0001-203 NPS : 1600000531 NCS : 4880000000
EL01610 1916 28/01/2010 09:50:55
Efectivo : 544.50 Cheques BT : 0.00
Otros Bancos: 0.00 Total Bs: 544.50

Número Control: 488-0000-0000

	Forma de Pago	No. Cheque/Aprobación	Monto (Bs.F)
Tipo de Acto			
Nombre y Apellido del Solicitante			
CI/RIF/Pasaporte del Solicitante: V-20018793?			
Nombre y Apellido del Depositante: Ronald Pinto	Monto Efectivo		544.50
CI/RIF/Pasaporte del Depositante: 5520370	Cheque Gerencial/del mismo Banco		
	Punto de Venta		
Firma del Depositante	Pago por Internet		
Monto en Letras: Quinientos cuarenta y cuatro con 50/100		Monto Total	544.50

SOLO PARA USO DEL SAREN

FUNCIONARIO EMISOR	FUNCIONARIO RECEPTOR	FUNCIONARIO REVISOR	REGISTRADOR/NOTARIO
JOSE SERRANO	GUILLERMO FERNANDEZ	Gustavo GUANCHEZ	JESÚS D. MACIAS
4.823.709	14.742.603	12.716.920	15.389.676
ESC. III	ESC. I	Abg°. Revisor	NOTARIO
27-1-10	28-01-10	27-1-10	03/02/10

Sello de la Oficina

Bancos Recaudadores

0003 - Banco Industrial de Venezuela
0007 – Banco Bicentenario
0102 - Banco de Venezuela
0163 - Banco del Tesoro
0108 – Banco Provincial

Sello y Firma del Banco




Banco del Tesoro, C.A.
Banco Universal
Oficina Chacaito
28 ENE 2010
RECIBIDOR-PAGADOR
CAJA















La planilla debe ser cancelada antes de los 60 días contados a partir de la fecha de emisión



República Bolivariana de Venezuela
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Servicio Autónomo de Registros y Notarías

404664

PLANILLA ÚNICA BANCARIA

Número Planilla: 0160000532





```
0420/DEPOSITO EN CTA SAREN : 2213000930
0001-203    NPS : 1600000532   NCS : 48800000000
EL01610   1916   28/01/2010  09:29:02
Efectivo :        275.00 Cheque/ET :       0.00
Otros Bancos:       0.00 Total Bs. :     275.00
```

Tipo de Acto

Nombre y Apellido del Solicitante

Número Control: 488-0000-0000

CI/RIF/Pasaporte del Solicitante: J-300187939	Forma de Pago	No. Cheque/Aprobación	Monto (Bs.F)
Nombre y Apellido del Depositante: Ronald Pinto	Monto Efectivo		275
CI/RIF/Pasaporte del Depositante: 5520370	Cheque Gerencial/del mismo Banco		
	Punto de Venta		
Firma del Depositante	Pago por Internet		
		Monto Total	275

Monto en Letras: Doscientos setenta y cinco

SOLO PARA USO DEL SAREN

FUNCIONARIO EMISOR	FUNCIONARIO RECEPTOR	FUNCIONARIO REVISOR	REGISTRADOR/NOTARIO
JOSE SERRANO	GUILLERMO FERNANDEZ	Gustavo GUANCHEZ	JESÚS D. MACIAS
4.823.709	14.742.603	12.716.920	15.389.676
ESC. III	ESC. I	Abgº. Revisor	NOTARIO
27-1-10	28-01-10	27-1-10	03/02/10

Sello de la Oficina **Bancos Recaudadores** **Sello y Firma del Banco**

0003 - Banco Industrial de Venezuela
0007 – Banco Bicentenario
0102 - Banco de Venezuela
0163 - Banco del Tesoro
0108 – Banco Provincial




Banco del Tesoro, C.A.
Banco Universal
Oficina Chacaito
28 ENE 2010
RECIBIDOR-PAGADOR
CAJA Nº 02


REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaria Publica Novena
del Municipio Libertador del Distrito Capital




REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaria Publica Novena
del Municipio Libertador del Distrito Capital







Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

CONTRATO DE COLOCACION

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, fundada en 1950 y domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos originalmente en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuyas últimas modificaciones a sus estatutos fueron inscritas en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1999 y 07 de diciembre de 2007, bajo los N° 35 y 23, Tomos 141-A Pro y 190-A-PRO, respectivamente, representada en este acto por el Sr. **JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 994 de fecha 31 de Julio de 2009, que en lo sucesivo se denominará **" EL EMISOR "**, por una parte y por la otra, **VALORES VENCRED CASA DE BOLSA, S.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día 18 de Noviembre de 1985, bajo el N° 2, Tomo 39-A Pro. representada en este acto por el señor **RICARDO GIMÓN**, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad **N° 10.333.779**, procediendo en su carácter de **Director**, facultado plenamente para este acto por la Junta Directiva de su representada, a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION"**, se ha convenido celebrar el presente contrato de colocación que se rige por las siguiente cláusulas:

PRIMERA: Acuerdo de Emisión y sus Características

La Asamblea General Ordinaria de Accionistas de **"EL EMISOR"** celebrada el 24 de Abril de 2009, autorizó la emisión de Papeles Comerciales hasta por un monto de **SETENTA MILLONES DE BOLIVARES (Bs. 70.000.000,00)**. En este sentido, la Junta Directiva en su reunión N° 994 de fecha 31 de Julio de 2009, haciendo uso de las facultades conferidas por la referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta **SETENTA MILLONES DE BOLIVARES (Bs.70.000.000,00)**, cuyas características













serán especificadas en la emisión de cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día 03 de Diciembre de 2009 bajo la Resolución No. 152-2009.



SEGUNDA: Vigencia

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día 03 de Diciembre de 2009 bajo la Resolución No. 152-2009.

TERCERA: Atribuciones de los Agentes de Colocación

"EL EMISOR" autoriza y faculta a **VALORES VENCRED CASA DE BOLSA, S.A.**, para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores Públicos de Títulos Valores" de las series que se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos, **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.



b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las *"NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO"*, emanada de la CNV y publicadas en la Gaceta Oficial Nº 38.354 de fecha 10 de enero de 2006., **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

"EL AGENTE DE COLOCACION" estará exceptuado de llevar este registro, cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo


V.P.
LEGAL


REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia


REPUBLICA
Ministerio del Poder Popular
Distrito Metropolitano de Caracas
Notaria Publica Novena del Distrito Capital
Interiores y Justicia
VENEZUELA
9


REPUBLICA
Ministerio del Poder Popular
Interiores y Justicia
VENEZUELA







caso será obligación de **"EL EMISOR"**, llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.**

CUARTA: Legitimación de Capitales

"EL AGENTE DE COLOCACION" se obliga a cumplir con las disposiciones contenidas el las *"NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO"*, emanada de la CNV y publicadas en la Gaceta Oficial Nº 38.354 de fecha 10 de enero de 2006, a fin de prevenir y evitar que los títulos valores emitidos por "EL EMISOR" sean utilizados para la legitimación de capitales provenientes de actividades ilícitas.

Asimismo, **"EL AGENTE DE COLOCACION"** en caso de designar a otros Corredores Públicos de Títulos Valores para que actúen como Agentes de Colocación de la emisión objeto del presente contrato, se compromete a incluir en la contratación que celebre con éstos, las obligaciones legales relativas a la prevención de Legitimación de Capitales, en los mismos términos que están contenidas en el presente contrato.

"EL AGENTE DE COLOCACION" es el único responsable por la selección y designación de los otros Corredores Públicos de Títulos Valores y reconoce expresamente que su elección está fundamentada en criterios y apreciaciones propias, basadas en su experiencia.

QUINTA: Trámites y Gastos del Emisor

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.
2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de **"EL EMISOR"**.

V.P. LEGAL






REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaria Publica Novena
del Municipio Libertador del Distrito Capital







3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

SEXTA: Sistema de Colocación

"EL AGENTE DE COLOCACION" se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

"EL AGENTE DE COLOCACION" se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, **"EL EMISOR"** deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de **"EL EMISOR"** que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa correspondiente. En el momento de efectuarse la venta, **"EL AGENTE DE COLOCACION"** deberá entregar a cada inversionista un recibo de caja el cual deberá ser canjeado por un certificado de custodia negociable emitido por **"EL EMISOR"** en su carácter de Custodio del Título Unico que conforma cada serie.

SEPTIMA: Distribución, Plazo y Forma

"EL AGENTE DE COLOCACION" comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie.

En la contratación que celebre **"EL AGENTE DE COLOCACION"** con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de Corretaje de títulos valores depositarán en la cuenta que **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"**, los fondos recaudados por sus ventas y enviarán a **"EL AGENTE DE COLOCACION"** conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último,




REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
Notaria Publica Novena del Municipio Libertador del Distrito Capital
9









en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a "EL EMISOR" el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto "EL EMISOR" le haya indicado previamente y por escrito a "EL AGENTE DE COLOCACION".

OCTAVA: Comisiones

"EL AGENTE DE COLOCACION" percibirá por los servicios prestados conforme al presente contrato, una comisión de **0,75 %** en caso de inversionistas **personas jurídicas** y de **1,50 %** en caso de inversionistas **personas naturales** por año sobre el monto total efectivamente por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por **"EL EMISOR"** al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que **"EL AGENTE DE COLOCACION"** enviará a **"EL EMISOR"** la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al Doce por ciento (12,00 %), una vez enterado, calculado sobre el monto a cancelar a **"EL AGENTE DE COLOCACION"** de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.147, de fecha 26 de Marzo de 2.009. Quedando expresamente entendido que el pago de la comisión a **"EL AGENTE DE COLOCACION"**, se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

NOVENA: Indemnización

"EL EMISOR" se obliga a mantener a salvo la responsabilidad de **"EL AGENTE DE COLOCACION"**, por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por **"EL EMISOR"** relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, **"EL EMISOR"** se compromete a indemnizar a **"EL**




REPUBLICA
Ministerio del Poder Popular
Distrito Metropolitano de Caracas
Relaciones Interiores y Justicia
VENEZUELA
Notaria Publica Novena
Libertador del Distrito Capital
9


REPUBLICA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
DE VENEZUELA
Notaria Publica Novena
Libertador del Distrito Capital
9







AGENTE DE COLOCACION" por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

DECIMA: Arbitraje y Domicilio

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento.

Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

- **a)"EL EMISOR":** Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas, Atención: Juan Antonio Lovera.
- **b) "EL AGENTE DE COLOCACION":** Avenida Alameda, Edificio Venezolano de Crédito, San Bernardino, Caracas, Piso 1, Atención: Sr. Ricardo Gimón.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.






REPUBLICA BOLIVARIANA DE VENEZUELA
1000
Mil Bolívares
SENIAT
F-0401697114
REPUBLICA BOLIVARIANA DE VENEZUELA
1000
Mil Bolívares
SENIAT
F-0401697109
REPUBLICA BOLIVARIANA DE VENEZUELA
1000
Mil Bolívares
SENIAT
F-0401697110
Nombre del solicitante:
Número de identificación:
Fecha:
Concepto:


V.P.
LEGAL





REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-04 01697115
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares
Día | Mes | Año

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-04 01697104
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares
Día | Mes | Año

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-04 01697105
Nombre del solicitante:



REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares
Día | Mes | Año

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares
Día | Mes | Año

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
100 Cien Bolívares
Día | Mes | Año









COMISION NACIONAL DE VALORES

2010 FEB -8 A 10:47

ARCHIVO RECIBIDO



REPÚBLICA BOLIVARIANA DE VENEZUELA.

MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA.

SERVICIO AUTONOMO DE REGISTROS Y NOTARIAS.

NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL.

JESUS DAVID MACIAS H.-

Sabana Grande, Tres (3) de Febrero del año dos mil Diez (2.010). 199º y 150º. El anterior documento redactado por el Abogado **NELLY GONZALEZ DIAZ,** inscrito en el Inpreabogado bajo el No. **31291,** fue presentado para su **AUTENTICACIÓN** y devolución según planillas No. **404663 y 404664,** de fecha: **28-01-2010.** Planilla Única Bancaria No. **01600000531 y 01600000532** de fecha: **27-01-2010.** Presentes sus Otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA V. (En Representación de MANUFACTURAS DE PAPEL, C.A.-MANPA, S.A.C.A.) y RICARDO GIRON (En Representación de VALORES VENCRED CASA DE BOLSA, S.A.),** mayores de edad, domiciliados en: **CARACAS,** de nacionalidad: **VENEZOLANA,** estado civil: Casado y Soltero, titulares de las Cédulas de Identidad Nos. V-3.948.82 y 10333779 respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia del Notario, los Otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** El Notario informó a los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado conforme lo ordena el numeral 2 del Artículo 79 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos: **REINELIA PIÑERO** y Ana Serrano, titulares de las cédulas de identidad Nos. **V-4.776.086** y V-4820709, quedando anotado bajo el No. **53,** Tomo: **08** de los libros de Autenticaciones llevados por ésta Notaría.- El Notario que suscribe hace constar que tuvo a la vista: **1)** Documento Constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** inscrito originalmente en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, en fecha: 31-03-1950, bajo el No. 379, Tomo 1-B (Expediente No. 3. 251) y cuyas últimas modificaciones s sus estatutos fueron inscritas en el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Federal (hoy Dtto.

.../...

Capital) y Edo. Miranda, el 14-07-1999 y 07-12-2007, bajo el No. 35 y 23, tomos 141-A-Pro y 190-A-Pro, respectivamente; Y Acta de Junta Directiva de la mencionada Empresa No. 994 de fecha: 31-07-2009. **2)** Documento Constitutivo Estatutario de **VALORES VENCRED CASA DE BOLSA, S.A.,** inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 18-11-1985, bajo el No. 2, Tomo 39-A-Pro. Asimismo, Acta de Asamblea General Ordinaria de Accionistas celebrada en fecha: 27-03-2001, inscrita por ante El Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 11-05-2001, bajo el No. 27, Tomo 85-A-Pro. Acta de Junta Directiva de la mencionada Empresa celebrada en fecha: 20-11-2009.- Para este acto la Notaria se Traslado y se constituyo en: **1.- Edf. VENEZOLANO DE CREDITO VALORES VENCRED,** hoy a las 9AM, y **2.- TORRE COUNTRY CLUB, VALORES VENCRED CASA DE BOLSA,** hoy a las 10AM, respectivamente; a petición de parte interesada. Realizado por Luis R. Serrano, titular de la cedula de identidad Nº 4828709, Funcionario autorizado según el Art. 29 del reglamento de Notarias Publicas.-


REPUBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
9
Notaria Publica Novena del Municipio Libertador del Distrito Capital

EL NOTARIO PÚBLICO.-

JESUS DAVID MACIAS H.
NOTARIO PÚBLICO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DISTRITO CAPITAL

LOS OTORGANTES.-

LOS TESTIGOS

EL FUNCIONARIO AUTORIZADO.-



INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Capital Paid-in Bs. 22,941,000.00

Subscribed Capital Bs.22,941,000.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUE 2009-I

The authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of December 3, 2009 as per Resolution No.152-2009 for a maximum amount of Bs.70,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 24, 2009 approved and empowered the Board of Directors to set the terms and conditions of issue. The Board of Directors authorized the Issue and Public Offer of Commercial Papers in its meeting No. 994 held on July 30, 2009.

On February 8, 2010 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on July 30, 2009 agreed the issuance of the present series:


INTERPRETE
PUBLICO
2

TOTAL AMOUNT OF SERIES I

Bs.10,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.10,000,000.oo which will be under custody at the office premises of C.V.V. Caja Venezolana de Valores, S.A., in its capacity as Custody Agent which in turn will issue Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A. Banco Universal

PLACEMENT PRICE: At discount

PLACE AND DATE OF ISSUANCE: **YIELDING %**

Caracas, February 24, 2010

MATURITY DATE: Caracas, November 23, 2010 360-day basis

TERM: 272 days

PAYMENT FASHION: Par value payable upon maturity

RISK CLASSIFICATION

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2" FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "A": Subcategory "A1"

Investments made in the capital market are subject to market fluctuations and therefore future yielding are not guaranteed.

Resources invested in any operation through capital markets are not guaranteed by Fogade or any other Pubic or Private Entity and are subject to risk, which can be fully or partially materialized for the investment.

Payment place: The Issuer has appointed C.V.V. Caja Venezolana de Valores S.A. as Payment Agent. Consequently, both interests and capital will be paid at their corresponding maturities according to bonds payment procedure established in the Caja de Valores Law and its Regulations.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT AT BIGGER EFFORTS

PLACEMENT AGENT VALORES VENCRED CASA DE BOLSA, S.A.

[Address and phones]

Please request the Issue Prospectus authorized by the National Securities and Exchange Commission to the aforementioned Placement Agent or access the website www.manpa.com.ve

Primary placement of bonds will begin on February 24, 2010 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISSION.

Translator's Note: At the upper right margin of the document originally written in Spanish there is a wet seal that reads as follows: "2010 NATIONAL SECURITIES AND EXCHANGE COMMISSION. February 12 A11:58 FILE RECEIVED." --------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 26th, 2010.



JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR





MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.882.000,00
Capital Pagado: Bs. 22.941.000,00
Capital Suscrito: Bs. 22.941.000,00

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2009-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 03 de Diciembre de 2.009 según Resolución No. 152-2009, por un monto máximo de Bs. 70.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 24 de Abril de 2.009 aprobó y facultó a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 994 celebrada el 31 de Julio de 2.009.

El Vicepresidente Corporativo de Finanzas de MANPA, el 08 de Febrero de 2.010, mediante atribuciones conferidas en reunión de Junta Directiva del 31 de Julio de 2.009, acordó la emisión de la presente serie:



MONTO TOTAL DE LA SERIE 1
Bs. 10.000.000,oo

La presente serie está representada por un Macrotítulo por el monto de Bs. 10.000.000,oo, el cual estará en custodia en las oficinas de la C.V.V. Caja Venezolana de Valores, S.A., en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento
LUGAR Y FECHA DE EMISION: Caracas, 24 de Febrero de 2010
FECHA DE VENCIMIENTO: Caracas, 23 de Noviembre de 2010
PLAZO: 272 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

RENDIMIENTO
%
Base 360 Días

CALIFICACION DE RIESGO

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Categoría "A" Subcategoría "A1"
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A	Categoría "A" Subcategoría "A1"



Las inversiones realizadas en el mercado de capitales están sujetas a las fluctuaciones del mercado y por tanto, no se garantizan rendimientos futuros.

Los recursos invertidos en cualquier operación a través del mercado de capitales, no están garantizados por Fogade u otro Organismo Público o Privado y están sujetos a riesgo, el cual puede materializarse en pérdida total o parcial de la inversión.

Lugar de Pago: El Emisor ha designado C.V.V. Caja Venezolana de Valores S.A. como Agente de Pago. En consecuencia, tanto los intereses como el capital, serán pagados a sus respectivos vencimientos de acuerdo al procedimiento para el pago de los títulos establecido en la Ley de Caja de Valores y sus reglamentos.

El monto mínimo de la inversión no podrá ser inferior a Cien Bolívares (Bs. 100,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACIÓN


VALORES VENCRED
CASA DE BOLSA S.A.

Av. Alameda, San Bernardino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, Ala Oeste
Telfs: 806.68.60 – 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado o consulte en la página web: www.manpa.com.ve.

La colocación primaria de los títulos se iniciará el 24 de Febrero de 2010, con un plazo de 15 días continuos.

PUBLICIDAD AUTORIZADA POR LA COMISION NACIONAL DE VALORES

República Bolivariana de Venezuela
Ministerio del Poder Popular para Economía y Finanzas
Comisión Nacional de Valores

1 9 FEB 2010

PUBLICIDAD AUTORIZADA



Director de Control de Oferta Pública
de Títulos Valores y sus Entes Emisores


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, July 23, 2007.

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors No.994 dated July 31, 2009 do hereby declare that:

The conditions, fashions and other matters for Series 1 of Issue of Commercial Papers 2009-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Seventy Million Bolivars with no cents (Bs.70,000,000.00).

Total amount of Series 1:

Ten Million Bolivars with no cents (Bs.10,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent;


INTERPRETE
PUBLICO
2

Valores Vencred Casa de Bolsa, S.A.

This series is represented by a Macrobond amounting to Bs.10,000,000.00, which will be under custody at the office premises of C.V.V. Caja Venezolana de Valores, in its capacity as Custodian Agent, which in turn will issue Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, February 24 2010.

Maturity Date:

Caracas, November 23, 2010.

Term:

272 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

The issuer has appointed "C.V.V. Caja Venezolana de Valores S.A." as Payment Agent. Consequently, the Par Value of bonds as well as interests and the capital shall be paid at their corresponfing maturities according to the payment procedure of bonds set forth in the Caja de Valores Law and its Regulations.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on February 24, 2010 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from February 24, 2010.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317--

Translator's Note:

At the upper margin of each of the three (3) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2010. (illegible) 10:41. FILE RECEIVED." ----------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March the 22nd, 2010.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 08 de Febrero de 2.010.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva No. 994 de fecha 31 de Julio de 2009 declaro:

Las condiciones, modalidades y demás para la Serie 1 de la emisión de Papeles Comerciales 2009-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Setenta Millones de Bolívares con 00/100 (Bs. 70.000.000,00)
Monto total de la Serie 1:	Diez Millones de Bolívares con 00/100. (Bs. 10.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Macrotítulo por el monto de Bs. 10.000.000, el cual permanecerá en custodia de la C.V.V. Caja Venezolana de Valores., en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 24 de Febrero de 2010
Fecha de vencimiento:	Caracas, 23 de Noviembre de 2010
Plazo:	272 días
Precio de la colocación:	A descuento

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J-00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rendimiento:

El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

Lugar de pago:

El Emisor ha designado **C.V.V. Caja Venezolana de Valores S.A.** como Agente de Pago. En consecuencia, El Valor Nominal de los títulos, tanto los intereses como el capital, serán pagados a sus respectivos vencimientos de acuerdo al procedimiento para el pago de los títulos establecido en la Ley de Caja de Valores y sus reglamentos.

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 24 de Febrero de 2010 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

Plazo de oferta:

Quince (15) días continuos a partir del 24 de Febrero de 2010.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, February 8, 2010.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In regard to Issue 2009-I of Commercial Papers at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. attached hereto please find one (1) original and three (3) copies of the following documentation:

- Certificate of conditions of Series 1.
- Newspaper advertisement of Series 1 of Commercial Papers at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.10,000,000.00 corresponding to Issue 2009-I for its approval and corresponding seal of Authorized Publicity by the national Securities and Exchange Commission, which shall be published in the newspaper on Wednesday, February 24, 2010.
- Original of agreement signed and notarized with the Placement Agent: "Valores Vencred Casa de Bolsa, S.A."
- Original of agreement signed and notarized with Common Representative of Holders: "Banco Venezolano de Crédito, S.A. Banco Universal."

- Original of agreement signed and notarized with Custody Agent and Payment: "C.V.V. Caja Venezolana de Valores, S.A."
- Fifteen (15) counterparts of Final Prospectus of Commercial Papers at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., Issue 2009-I.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17--

Translator's Note: At the upper right margin of this letter there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2010 February 8 A 10:41 FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March the 26th, 2010.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J-00028530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 08 de Febrero de 2010.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Con relación a la Emisión 2009-I de Papeles Comerciales al Portador de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., anexo a la presente encontrará un (1) original y tres (3) copias de la siguiente documentación:

- Certificación de las condiciones de la Serie 1

- Aviso de Prensa de la Serie 1 de Papeles Comerciales al Portador de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 10.000.000,00 correspondiente a la Emisión 2009-I, para su aprobación y respectivo sello de Publicidad Autorizada por la Comisión Nacional de Valores, el cual será publicado en prensa el día miércoles 24 de febrero de 2010.

- Original del Contrato firmado y Notariado con el Agente de Colocación: Valores Vencred Casa de Bolsa S.A.

- Original del Contrato firmado y Notariado con el Representante Común de los Tenedores: Banco Venezolano de Crédito, S.A. Banco Universal.

- Original del Contrato firmado y Notariado con el Agente de Custodia y Pago: C.V.V. Caja Venezolana de Valores S.A.

- Quince (15) ejemplares del Prospecto Definitivo de Papeles Comerciales al Portador de Manufacturas de Papel, C.A. (MANPA), S.A.C.A.,Emisión 2009-I.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telefono:0212-901.22.45 Fax: 0212-901.23.17


INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

[Logotype of MANPA] PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

www.manpa.com.ve

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

ISSUE OF COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

SEVENTY THOUSAND MILLION BOLIVARS (Bs.F 70,000,000.00)

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**CATEGORY "A" SUBCATEGORY "A1"**
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.	**CATEGORY "A" SUBCATEGORY "A1"**

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

COMMON REPRESENTATIVE OF COMMERCIAL PAPERS HOLDERS

ISSUE: 2009-I

The Present Issue of Commercial Papers was approved in General Shareholders' Meeting held on April 24, 2009 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 18, 2009 No.45, Volume 86-A-Pro, and approved by the Board of Directors as per Minute No. 994 as of July 31, 2009.


INTERPRETE
PUBLICO

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION: "THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN REGARD TO AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

Authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No. 152-2009 as of December 3, 2009 and will be in effect for one (1) calendar year from the day following the date of issuance of the first series.

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to SEVENTY MILLION BOLIVARS (Bs.70,000,000.oo). The authorization will be in effect for not more than one (1) calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving the authorization granted by the National Securities and Exchange Commission.

1.3. Issues:

Issues may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of SEVENTY MILLION BOLIVARS (Bs.70,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Periods:


INTERPRETE
PUBLICO

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issue, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

Maturity shall neither be anticipated nor after the expiration date of the authorization granted by the National Securities and Exchange Commission, pursuant to Article No. 2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers. Only in case of default, the meeting of holders of commercial papers shall agree upon a longer term.

1.5. Price to the Public:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

The respective interest rates and the effective yielding are defined in item 1.7 of this prospectus.

1.6. Placement:

Placement of each series of the present issue shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents and also through the "Bolsa de Valores de Caracas" following its standards and regulations. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Interests or Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and notified in the relevant newspaper notices.

1.8. Custody of Securities:


INTERPRETE
PUBLICO

Each series to be issued, based on this authorization, will be represented by one Macrobond which par value will be equal to the amount of series. The custody of securities will be the responsibility of "C.V.V. Caja Venezolana de Valores, S.A." that has been appointed as Custody Agent and shall be pursuant to the provisions of the Transaction Law ("Ley de Caja de Valores") ad its regulations.

The C.V.V. Caja Venezolana de Valores, S.A. is the one making the corresponding entries to the account, representative of the rights of investors. The C.V.V. Caja Venezolana de Valores, S.A. is situated in Torre Atrium, nivel C1, Avenida Venezuela, Urbanizaci6n El Rosal, in Caracas.

The Issuer, prior staring primary placement of each series, shall give in deposit to C.V.V. Caja Venezolana de Valores, S.A. a Preliminary Macrobond for the total amount of each series.

Once the primary placement process of each series is ended, The Issuer shall replace the Preliminary Macrobond for a Final Macrobond of lesser par value or equal to the Preliminary Macrobond, as applies. The amount of the Final Macrobond shall be the total amount actually placed of the series.

The Issuer authorizes C.V.V. Caja Venezolana de Valores, S.A. to issue at the request of the Acquriing Party, custody certificate evidencing the percentage pf the Final Bond belonging to the investor. For all legal purposes, the Custody Certificates are an integral part of this issue.

The Issuer shall not acquire those expenses and costs derived from transfer operations of Commercial Papers due to secondary market transactions or a change of depository to C.V.V.

1.9. Common Representative of Holders of Commercial Papers:

The Board of Directors of Manufacturas de Papel , C.A. (MANPA) S.A.C.A. , in Meeting held on July 31, 2009 agreed to appoint Venezolano de Crédito, S.A. Banco Universal as Common Representative of the Holders of Commercial Papers.

1.10. Secondary Market:

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series


INTERPRETE
PUBLICO

can be requested to Bolsa de Valores de Caracas, C.A. This will be timely notified when issuing each series.

Without prejudice of that established, The Issuer shall register bonds with Bolsa de Valores de Caracas complying with the requirements and procedures set forth thereon to carry out primary placement of series issued based on this authorization through Bolsa de Valores de Caracas.

1.11. Payment of Securities:

The Issuer has appointed C.V.V. Caja Venezolana de Valores, S.A. as Payment Agent. Therefore, both interest and capital shall be paid at their corresponding maturities according to the payment procedures of bonds established in the Transaction Law ad its regulations.

In case, on the corresponding payment dates, payment instruction is not possible by investor due to circumstances not attributable to the Payment Agent, the Custody Agent and/or the Issuer, the corresponding amounts that have been previously calculated shall be available by bondholders at the address of the Payment Agent. Such amounts shall not generate any type of interest or yielding in favor of bondholders.

1.12. Use of Funds:

Funds from placing the present issuance of Commercial Papers will be one hundred per cent (100%) destined to cover the needs of the Working Capital understood as the difference between the Accounts Receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.13. Risk Qualifiers:

In compliance with the provisions of the Standards related to Issue, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **A,** sub-category **A1**".

This classification is based on:


INTERPRETE
PUBLICO

At closure of the FY08, Manpa income experienced a significant growing (+58.4%) compared to the FY07, then increasing again during the first semester of the FY09 (+31.4%) when compared to the same period from former year. The change in the operating structure began by Manpa from the second quarter of the FY08, let it obtaining significant savings, with which the operating margin reached a solid 25.1% kept at a high level during the first semester of the FY09 (21.9%).

The higher operating profitability margins and net from business have increased payment capacity by Issuer. Liquidity levels show an improvement, product of a significant cash generation from business operations from a higher operating profitability and a higher rotation of accounts receivable. Manpa keeps high cash proportion of the outstanding assets in order to face the adverse cycles of the industry. At 6/30/09 Cash and cash equivalent cover 1.1x the short-term financial debt and 0.8x the total financial debt.

Coverage of interests is quite comfortable 11.5x at closure of the fiscal year 2008 (12.0x during the first quarter of 2009). At closure of the FY09, the financial debt registered a significant increase from Bs.94.2 million to Bs177.2 million, respectively. Nevertheless, such debt represents a low percentage of sales from the Issuer and its equity. It is important to point out that Manpa keeps high cash proportion in the current assets in order to face adverse industry cycles, thus net financial debt represents a low percentage of sales by the Issuer and its shareholders´ equity.

Funds from placing the Commercial Papers Program up to Bs70,000,000.00 are fully destined to financing work capital. The low volatility of results from Manpa during the series analyzed, even in years of contraction of the internal demand such as 2002 and 2003, favor the low risk perception of The Issuer.

No additional factors were found in the environment that can be considered a real threat to the solvency of the Issuer, such as: customs protection of imported raw materials, contingencies from pending trials, guarantees and collaterals granted to third parties; sales concentrations.

- **FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.**

"The Qualifying Board grants the present issuance the category **A,** sub-category **A1**".


INTERPRETE
PUBLICO

This classification is based on:

Classification given to Manpa indicates its solid competitive market position in the local paper market, the proper production of operating cash flow, its conservative leveraging indicators, coverage and liquidity. On its part, classifications also incorporated an estimated lesser sales volume at short-term.

Manpa has kept a solid market position at a national level, being that in Hygienic paper (the most important segment part of its sales). This represents the second company within such market with a participation of 36%.

Due to the reduced EBITDA margin registered by MANPA until the year 2007, when compared to other paper companies that are part of the region, from April 2008, the company management centralized distribution of all its products through the same companies carrying out distribution for hygienic products in order to improve such margins. Even when this change means a sales concentration risk by company, this is mitigated by the long-term commercial relations MANPA has with its distributors.

Thus, at closure of June 2009, based on a yearly based, the company EBITDA margin is placed at proper levels. The increase in the EBITDA compensated increase of financial debt; therefore, MANPA has proper leveraging indicator levels and at June 2009 the relation total adjusted debt to EBITDA is placed 0.7 times. Likewise, the company registered solid liquidity and coverage indicators, which exceed the average of other issuers in Venezuela.

Hereinafter, a lesser dynamism in sales volume would be registered as a fall in the general financial activity, in a proper context of EBITDA margins and in generating company cash. This would additionally point out holding debt issues in the short-term local market in order to reduce the financial cost and make more flexible managing work capital, provided leveraging indicators and coverage would deteriorate in the short-term even when placed at proper levels and according to the appointed qualifications.

2. INFORMATION ABOUT THE ISSUING ENTITY.

2.1. Name, Main Activity, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

Legal Purpose

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its By-laws, is a stock-holding company which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

Address of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. :

Caracas Office:

Avenida Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso 12, Oficina 12, Urb. El Bosque, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

Plants:

"I.E.E." Mill Division and "F.C.R.R." Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:


INTERPRETE
PUBLICO

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on December 7, 2007 under No.23, Volume 190-A-Pro.

2.3. Managerial and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Alternate Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 18, 2008.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A., Alternate Director of Turboven Company, Alternate Director of Turbogeneradores Maracay , C.A., Alternate Director of Turboogeneradores de Venezuela, C.A., Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A., Executive President of Inmuebles y Valores 231107, S. A., Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A.


INTERPRETE PUBLICO

Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira and Former President of Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO – Main Director

Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., Second Vice-President of Inmuebles y Valores 231107, S.A. and Main Director of Corporación Industrial de Energía, C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main partner of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and Group Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and of Banco Mercantil, C.A. (Banco Universal), Commerce Bank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A.; ARS Publicidad S.A., Venamcham; President of the Venezuelan Association of Tax Law and Member of the Venezuelan Association of Tax Law, Member of the International Bar Association and Member of International Academy State & Trust.

GUSTAVO GOMEZ RUIZ- MAIN DIRECTOR

Architect, Architect Director of GS Arquitectura SRL; Managing Director of GRS Construcciones C.A.; Director of Inversiones Transbanca, Director of Jardines El Cercado, C.A.; Director of Banco Hipotecario Activo; former Architect of the Architecture Division of Técnica Constructora; former Director of Banco Hipotecario del Centro; former Director of Sociedad Financiera Mercantil; former Main Director of Banco Caracas; former Director of Bolívar Banco and former Director of Dragados y Construcciones de Venezuela.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, Managing Director of Proyectos y Realización de Empresas, C.A., Cosultant Director of Empresas Inmobiliarias, former Assistant to the Cost Control


INTERPRETE
PUBLICO

Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

ELENA DELFINO P. – Main Director

Lawyer, Former Director of Corporación Industrial de Energía, C.A., Former Director of Corporación Forestal Imataca, C.A. and Former Director of Aserradero Venwood C.A.

ALICIA PAPARONI M. – Main Director

Medical Doctor specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI – Second Vice-President of the Board of Directors

Lawyer, President of Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – MAIN DIRECTOR

Industrial Engineer, and Main Director of Corporación Industrial de Energía,C.A.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer, Master in Civil Engineering, Master in Industrial Engineering, PhD from Stanford in Industrial Engineering, Executive President and Director of Corporación Industrial de Energía, C.A., First Vice-President of Inmuebles y Valores 231107, S.A., Director of C.A. Fábrica Nacional de Cementos, Director of Cementos Táchira, C.A., Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., and Main Director of Turbogeneradores de Venezuela, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Former President and Member of the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

Alternate Directors:


INTERPRETE
PUBLICO

ALBERTO DELFINO T – Alternate Director

Bachelor of Business Administration and Marketing; Alternate Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M – Alternate Director

Bachelor of Business Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Alternate Director of Corporación Industrial de Energía C.A. and Alternate Director of Inmuebles y Valores 231107 S.A.

ARMANDO MARTÍNEZ M – Alternate Director

Civil Engineer from Universidad Metropolitana, Master Operations Research – Cornell University, Master Engineering Management – Cornell University, PhD Decision Analysis – Stanford University, Alternate Director of Turboven Company, Alternate Director of Turbogeneradores Maracay, C.A., Alternate Director of Turbogeneradores de Venezuela, C.A., General Manager of Soltuca, Director of Corporación Industrial de Energía, C.A. and of industrial companies.

GUILLERMO SALAS DELFINO – Alternate Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

MIGUEL ENRIQUE CARPIO DELFINO – Alernate Director

Architect; Founder of Instituto de Arquitectura Urbana; Alternate Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and Former Professor of Universidad Simón Bolívar, active member of the Cámara Nacional Inmobiliaria (Venezuelan Chamber of Real Estate); Active Member of the Venezuelan Meat Council "CONVECAR" (for its abbreviation in Spanish).

CARLOS SOTO RIVERA – Alternate Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporación Industrial de Energía C.A.


REPÚBLICA DE VENEZUELA
INTERPRETE PUBLICO

ALEJANDRO DELFINO T – Alternate Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Alternate Director of Corporación Industrial de Energía, C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M– Alternate Director

Architect and Insurance Broker, Alternate Director of Turboven Company, Alternate Director of Turbogeneradores Maracay, C.A., Alternate Director of Turbogeneradores de Venezuela, C.A, Director of Corporación Industrial de Energía, C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay.

FERNANDO MICALE S – Alternate Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Architect-Director of "F. Micale, Oficina de Arquitectura" (projects, advisory and project management); Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ. – Alternate Director

Bachelor of Business Administration; Director of Constructora Tramontana, C.A, Director of Promociones Cateto, S.A., Director of Inmobiliara Ara, S.A., Director of Inversiones Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarín 18, C.A., Alternate Director of Inmuebles y Valores 231107, S.A. and Alternate Director of Corporación Industrial de Energía, C.A., S.A.C.A.

ÁNGEL JESÚS RAMÍREZ ORTIZ – Alternate Director

Lawyer, Former Director of C.A. Fabrica Nacional de Cementos, Former Director of C.A. Cementos Táchira, Former Director of Turbogeneradores Venezuela, C.A., Former Alternate Director of Turbogeneradores Maracay, C.A., Former President of Asociación


INTERPRETE
PUBLICO

Venezolana de Productores de Cemento (AVPC), Former Director of Corporación Industrial de Energía, C.A and Director of industrial and financial companies.

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Alternate Director of Corporación Industrial de Energía C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A.,Main Director of Turbogeneradores de Venezuela, C.A., Former Director of the Industrial Chamber of Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of that institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Advisor to the Caracas Stock Exchange.

EGBERT DITTMER – Corporate Operations Vice-President

Bachelor of Business Administration; former President of the Chamber of Industry of Aragua State; Former Vice-President of the National Council of Industry (CONINDUSTRIA); Former President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

ENRIQUE LARRAZABAL – Vice-President of Technology and Logistics

Mechanical Engineer, MSA in Business Administration, representative by the Industrial Chamber of Aragua State before CEDEA, President of the Organizing Committee of the VI Convention of Engineering and Maintenance of the Venezuelan paper Industry by "Asociación Venezolana de Técnicos en Celulosa y Papel" (AVTCP), Project Manager to install machine No.8 at the Hygienic Paper Division.

RICARDO VOLPE – LEGAL VICE-PRESIDENT


INTERPRETE
PUBLICO

Lawyer, former company advisor for the private sector in matters related to export, banking, contracting and execution of works, civil and commercial systems; former process advisor of concessions and privatizations, former management and organizational consultant for private and public companies.

BEATRIZ MACERO DE MANZUR – Compliance Officer

Economist graduated from "Universidad Católica Andrés Bello", Master in Finance from "Universidad Metropolitana" ("TMT")(sic), expertise in treasury and corporate finance areas in industrial companies.

2.4. Statutory Auditors and External Auditors:

Main Statutory Auditors:

JACOBO COHEN "C. Adm" (sic.) No.12915 I.D. No.: 5223632

CLAUDIA VALENCIA "C. Adm" (sic.) No.35909 I.D. No.:6246347

Alternate Statutory Auditors:

JACQUELINE SUBERO "C. Adm" (sic.) No.11437 I.D. No.: 6810353

ISABEL QUINTERO "C.P.C." (sic.) No.15197 I.D. No.: 6821306

External Auditors:

LARA MARAMBIO & ASOCIADOS

Venezuelan Representative of DELOITTE & TOUCHE

2.5. Main Shareholders:

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Shareholders	No. of Shares	Participation
Natscumco (*)	125,349,624	54.64%
Claridge, LTD	35,007,966	15.26%
Brown Brothers Harriman & Co.	13,994,010	6.10%
C.V.V. Caja Venezolana de Valores (**)	11,401,677	4.97%
Fundación Carlos Delfino	10,231,686	4.46%
Others (***)	33,425,037	14.57%
TOTAL	229,410,000	100.00%


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

(*) Natscumco is not a shareholder, it is the Depositary of ADRs of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., the percentage it owns represents the entire shares converted into ADRs

(**) The C.V.V. is not a shareholder; the percentage that owns represents the entire sub-accounts of shareholders.

(***) Shareholders who individually own less than 4%.

2.6. SOCIAL BENEFIT OF ISSUE

Resources from issue shall be destined to work capital in order to produce goods or value added to production equipment, which shall impact at short, middle and long-term work benefits, such as preservation or generation of work places in the interior of the country.

2.7. SUBSIDIARY COMPANIES AND AFFILIATES:

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$45,647,745.oo
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo


INTERPRETE
PUBLICO

Participation: 50.00%

Activity: Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

2.8. Capital Stock:

On April 18, 1996 the General Shareholders` Meeting agreed to increase the company capital stock to the amount of Seven Million Six Hundred Forty-Six Thousand Six Hundred Ninety-Eight Bolivars (Bs7,646,698) to the amount of Eleven Million Four Hundred Seventy Thousand Forty-Seven Bolivars (Bs11,470,047) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Zero point Zero One Strong Bolivars (BsF0.01) each, for a total amount of Three Million Eight Hundred Twenty-Three Thousand Three Hundred Forty-Nine Bolivars (Bs3,823,349), which were paid as dividend with charge to "Undistributed earnings" accounts at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Million Nine Hundred Forty Thousand Ninety-Four Strong Bolivars (Bs.22,940,094) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Million Four Hundred Seventy Thousand Forty-Seven Bolivars (Bs11,470,047), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Zero point Zero One Strong Bolivars (BsF0.01) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Million Nine


INTERPRETE PUBLICO

Hundred Forty Thousand Ninety-Four Bolivars (Bs.22,940,094) common registered shares, with a par value of Zero One Strong Bolivars (BsF0.01) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No. 367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Million Eight Hundred Eighty Thousand One Hundred Eighty-Eight Strong Bolivars (Bs.45,880,188), as per Resolution No. 134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Forty-Five Million Eight Hundred Eighty Thousand One Hundred Eighty-Eight Bolivars (Bs.45,880,188).

On November 14, 2007 the Special Shareholders' Meeting agreed a capital increase of Twenty-Two Million Nine Hundred Forty Thousand Ninety-Four Bolivars (Bs22,940,094) to the amount of Twenty-Two Million Nine Hundred Forty-One Thousand Bolivars (Bs22,941,000) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) new shares with a par value of Zero point Zero One Bolivars (Bs0.01) each, which FUNDACIÓN CARLOS DELFINO subscribes and pays in to facilitate conversion of company capital into Strong Bolivars, pursuant to the Monetary Reconversion Law and to the Resolutions issued by the Venezuelan Central bank ruling that matter.

As a consequence of this increase, the company capital subscribed and paid in amounts to Twenty-Two Million Nine Hundred Forty-One Thousand Bolivars (Bs22,941,000) divided into Two Thousand Two Hundred Ninety-Four Million One Hundred Thousand (2,294,100,000) common registered shares with a par value of Zero point Zero One Bolivars (Bs0.01) each, fully subscribed and paid in, thus allocating the authorized capital to the amount of Forty-Five Million Eight Hundred Eighty-Two Thousand Bolivars


INTERPRETE
PUBLICO

(Bs45,882,000) and authorized by the National Securities and Exchange Commission pursuant ot the Resolution No.174-2007 of November 30, 2007.

2.9 Establishment and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.


INTERPRETE
PUBLICO

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line Alpes Form, and by the end of this same year because of the commercial opening of the country members of the Andean Pact began an aggressive policy of exports, having the Colombian market as initial target.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

On April 9, 1992 Manpa requested the National Securities and Exchange Commission registration of the Agreement of the Minutes of Special Shareholders' Meeting as of April 2, 1992 in which it was approved that the company becomes an Authorized Capital Company (SACA), amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. The National Securities and Exchange Commission in its Resolution No.209-92 as of May 6, 1992 decided registration with the National Securities and Exchange Commission of the aforementioned Agreement of the Minutes of Special Shareholders' Meeting.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bsf.0,100.00 into Bs.0,010.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354.00.



In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megawatts at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt Program, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America.

As of September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding. Manpa paid its shareholders in bolivas for the stock fractions resulting from the dividend decreed.

With the contribution of Inmuebles, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay as part of a cost-reduction strategy.

2.10. COMPANY MARKET POSITION:


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its main competitors are INVEPAL and Papeles Venzolanos,C.A. Below there is company market participation in the business segments for the years 2008 and 2007:

	MARKET PARTICIPATION	
	Year 2008	Year 2007
TISSUE	35.70%	35.70%
CANS – PACKAGES	39.50%	39.00%
PRINTING – WRITING (1)	49.80%	50.00%

(1) Include imports

SOURCE: Datos Information Resources and Own Calculations.

2.11. Capital Stock Evolution:

Below the capital stock evolution is shown:

Year	Variation Bs.F	Capital Stock Bs.F	Origin	Registry Data Date	Registry Data No.	Registry Data Volume
1950	0	3,500	Initial contribution	03/31/50	379	1-B
1959	3,500	7,000	Capitalization of profits	02/27/59	50	6-B
1959	18,000	25,000	Capital contribution	09/15/59	33	31-A
1963	10,000	35,000	Capitalization of profits	04/14/61	83	5-A
1965	10,000	45,000	Capitalization of profits	09/23/65	23	43-A
1974	30,000	75,000	Capitalization of profits	09/29/70	54	104-A
1976	25,000	100,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000	140,000	Capitalization of profits	04/17/78	18	57-A
1984	35,000	175,000	Capitalization of profits	05/15/81	145	42-A
1985	75,000	250,000	Capitalization of profits	06/10/83	121	58-A
1987	125,000	375,000	Capitalization of profits	06/03/83	28	114-A
1988	125,000	500,000	Capitalization of profits	09/18/87	56	76-A
1989	100,000	600,000	Capitalization of profits	01/09/90	32	23-A
1991	400,000	1,000,000	Capitalization of profits	02/01/91	69	43-A
1992	700,000	1,700,000	Capitalization of profits	05/04/92	31	52-A
1992	743,750	2,443,750	Capitalization of profits	08/10/92	5	33-A-Pro
1992	964,548	3,408,298	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de	02/08/93	33	43-A-Pro


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

			Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay			
1993	30,000	3,438,298	Capital increase subscribed and paid-in by Vencred, S.A.	07/28/93	47	43-A-Pro
1994	37,417	3,475,715	Capital increase subscribed and paid-in by Corporación Andina de Fomento	03/17/94	15	65-A-Pro
1994	6,203	3,481,918	Capital increase subscribed and paid-in by Frederik Holdings Inc.	05/17/94	21	59-A-Pro
199	1,743,559	5,230,677	Capitalization of profits	08/22/94	15	56-A-Pro
1994	0	5,230,677	Change of par value of shares from BsF.0.100 to BsF.0.010 per share	10/18/94	57	117-A-Pro
1995	231,250	5,461,927	Public offer of shares as per Resolution of the National Securities Commission	04/07/95	27	98-A-Pro
1995	2,184,771	7,646,698	Issuance of 218,477 new common shares, registered, with a par value of BsF.0.010 per share	08/29/95	60	269-A-Pro
1996	3,823,349	11,470,047	Premium paid in excess of the par value of Bs.F. 100,971 Undistributed earnings at 12/31/95 for Bs. F 3,722,378	05/21/96	10	125-A-Pro
1996	11,470,047	22,940,094	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs F. 0.010 per share	12/27/96	15	361-A-Pro
2007	906	22,941,000	Issuance of 90,576 new common shares, with a par value of Bs. F. 0.010 per share.	12/07/07	23	190-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

3. Financial Information

3.1. Non-Audited Consolidated Financial Statements (Interim) at June 30, 2009.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2009 AND THE YEARS ENDED AT DECEMBER 31, 2008 AND 2007

(Stated in Bs.)

ASSETS	Notes	June 30-09	2008	2007
NON-CURRENT ASSETS:				
Property, plant and equipment – net	2	381,889,613	391,188,523	397,957,005
Participation in associated companies and joint businesses	3	-	3,459,354	4,769,358
Total non-current assets		381,889,613	394,647,877	402,726,363
CURRENT ASSETS:				
Expenses paid in advance		682,175	1,064,387	816,416
Inventory	4	68,861,662	109,527,104	80,977,294
Advances to suppliers		9,220,553	2,658,080	1,801,026
Bills and accounts receivable – net	5	206,518,410	158,516,037	120,190,887
Investments available for sale	6	117,071	117,071	128,044
Cash and cash equivalents	7	144,983,118	42,326,103	11,161,903
Total Current Assets		430,382,989	314,208,782	215,075,570
TOTAL		812,272,602	708,856,659	617,801,933
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY:	8 and 9			
Capital stock		69,633,596	69,633,596	69,633,596
Premium in shares issuance		13,405	13,405	13,405
Accumulated result from translation of affiliate and joint businesses abroad		206,308	206,308	206,308
Retained eamings:				
Legal reserve		6,963,360	6,963,360	6,963,269
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or shares from subsidiaries		119,593,551	119,593,551	119,593,551
Undistributed		228,940,347	220,669,329	155,762,882
Non-realized result in investments	6	82,793	82,793	(672,675)
Total shareholders´ equity		425,433,360	417,162,342	351,500,427
NON-CURRENT LIABILITIES:				
Provision for seniority, net of long-term advances		14,754,564	11,572,895	7,256,889
Unsecure Bonds	10 and 20	44,350,000	37,410,000	34,200,000
Deferred income tax	12	29,120,982	30,992,261	34,734,819
Total non-current liabilities		88,225,546	79,975,156	73,191,708
CURRENT LIABILITIES:				
Provision for seniority, net of short-term advances		13,638,124	13,050,285	7,874,205
Unsecured Bonds	10	-	9,340,000	-
Commercial Papers	11 and 20	5,726,235	13,084,738	10,825,263
Short-term loans	11 and 20	127,075,571	34,377,456	15,255,518
Dividends payable	8	3,130,331	2,018,672	42,225,789
Income tax payable		24,760,960	33,662,266	8,728,831
Accounts payable	13	121,282,475	106,186,044	105,100,192
Total current liabilities		398,613,696	211,719,161	190,109,798
Total liabilities		386,839,242	291,694,317	266,301,506


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

TOTAL	812,272,602	708,856,659	617,801,933

See notes to the Consolidated Financial Statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

AT JUNE 30, 2009 AND FOR THE YEARS ENDED AT DECEMBER 31, 2008 AND 2009

(Stated in bolivars)

	Notes	June 30, 09	2008	2007
Income for sales	14	506,279,381	856,634,558	540,737,010
Sales cost	15	348,297,925	562,109,694	418,405,033
Gross profit		157,981,456	294,524,864	122,331,977
Cost and expenses:				
Sales expenses	15	23,678,588	44,529,699	40,858,899
Overheads and administrative expenses	15 & 19	23,249,409	35,358,924	24,982,689
Profit from selling assets	2	-	(427,943)	(9,2111)
		46,927,997	79,460,680	65,832,377
Profit in operations		111,053,459	215,064,184	56,499,600
Participation in results from joint business	3	-	(1,310,004)	802,404
Financial costs		(10,662,733)	(21,127,299)	(7,338,490)
Financial income		662,700	935,726	850,632
Exchange differences – net		(779,517)	(84,467)	(27,226)
Results in swap operations with securities		-	-	902,083
Other incomes (expenditure):				
ADR commissions		(638,268)	(1,139,502)	(257,782)
Financial transaction tax		-	(6,035,705)	(2,554,009)
Others – net		(518,758)	9,242,566	(602,545)
		(11,936,576)	(19,518,685)	(8,224,933)


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Income before taxes		99,166,883	195,545,499	48,274,667
Income tax	2	22,022,865	(38,875,052)	(5,381,490)
Net income		77,094,018	156,670,447	42,893,177
Net income per share:				
Basic	1	0,34	0,68	0,02
Diluted	1	0,34	0,68	0,02

See notes to the consolidated financial statements.

[Next, there is a consolidated statement of movements in equity accounts at June 30, 2009 and for the years ended at December 31, 2008 and 2007]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS AT JUNE 30, 2009 AND FOR THE YEARS ENDED AT DECEMBER 31, 2008 AND 2007

(Stated in bolivars)

	Notes	June 30, 09	2208	2007
OPERATING ACTIVITIES:				
Net income		77,094,018	156,670,447	42,893,177
Adjustments to reconcile the net income with the cash provided for by operating activities:				
Exchange differences - net	20	779,517	84,467	27,226
Participation in results from joint business	3	3,459,354	1,310,004	(802,404)
Result from reduction in shareholders´ equity participation in joint business	3	-	-	407,911
Tax provision	12	22,022,865	38,875,052	5,381,490
Result for reduction in investments available for sale		-	-	(21,346)
Result from disincorporation of properties and equipment	2	-	-	65,275


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Results from sales of properties and equipment	2	-	(427,943)	(9,211)
Financial costs		10,662,733	21,127,299	7,338,490
Financial income		(662,700)	(935,726)	(850,632)
Depreciation	2	9,161,659	17,937,368	18,212,896
		122,517,446	234,640,968	72,642,872
Work capital movements:				
Reduction (increase) in:				
Bills and accounts receivable		(48,002,373)	(38,325,150)	(16,189,503)
Advances to suppliers		(6,562,473)	(857,054)	(139,844)
Inventories		40,665,442	(29,549,810)	(14,512,555)
Expenses paid in advance		382,212	(247,971)	159,863
Increase (reduction) in:				
Accounts payable		14,316,914	(114,039)	(1,359,539)
Provision for seniority payment, net payment		6,769,508	9,492,086	5,068,506
Cash provided for operating activities		130,086,676	176,039,031	45,669,800
Paid interests		(9,269,508)	(20,011,875)	(6,720,039)
Collected taxes		662,700	935,726	850,632
Paid taxes	12	(32,795,450)	(17,684,175)	(10,597,274)
Net cash provided for operating activities		88,684,418	139,278,707	29,203,119
INVESTMENT ACTIVITIES:				
Reduction (increase) in investments available for sale		-	766,441	41,265
Sale of property, plant and equipment	2	-	796,667	9,211
Acquisition of property, plant and equipment	2	137,251	(11,537,610)	(2,720,480)
Net cash used in investment activities		137,251	(9,974,502)	(2,670,004)


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

FINANCING ACTIVITIES:				
(Reduction) Increase in short-term loans, net	11	91,304,890	19,121,938	(23,532,815)
Amount of commercial papers issuing	11	6,000,000	35,084,438	16,152,400
Amortization of commercial papers	11	(13,358,203)	(32,925,263)	(16,623,546)
Amount of issuance of long-term unsecured bonds	10	(2,400,000)	12,550,000	34,200,000
Capital increase	8	-	-	14,311
Cash dividends	8	(67,711,341)	(131,971,117)	(49,471,505)
Net cash used in financial activities		13,835,346	(98,140,004)	(39,261,155)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		102,657,015	31,164,200	(12,728,040)
CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	7	42,326,103	11,161,903	23,889,943
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		144,983,118	42,326,103	11,161,903

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2009 AND FOR THE YEARS ENDED AT DECEMBER 31, 2008 AND 2007

(Stated in bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.


INTERPRETE PUBLICO

Adoption of the International Financing Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV for its abbreviation in Spanish).

The enclosed consolidated financial statements have been prepared based on the International Standards for Financial Information (ISFI), that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2005, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IFRS.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2007 prepared in compliance with the standards to prepare financial statements of entities were approved by the Shareholders´ Meeting on April 18, 2008. The consolidated financial statements corresponding to the year ended at December 31, 2008 are pending approval.


INTERPRETE
PUBLICO

Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that such statements will be approved with no significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein, based on experience and other relevant factors. The final results may vary from such estimates.

   These estimates are revised on an ongoing basis. Amendments to accounting estimates are acknowledged prospectively, and accounted for the effects on changes in the relevant consolidated accounts for the year in which the corresponding reviews are made. Basically, these estimates refer to:

- Losses from deterioration of certain assets (Note 3),
- Useful life of property, plant and equipment (Note 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 6, 7,10, 11 and 20),
- Estimated accruals payable (Note 13),
- Probability of contingencies (Notes 13 and 22),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 20).

Although these estimates are made based on the best information available at June 30 and December 31, 2008 and 2007 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.



REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

b. *Monetary Restructuring Law* – As of March 6, 2007 the Presidency of the Republic approved a decree with rank, value and force of monetary reconversion law with included from January the 1st, 2008 a restatement of a monetary unit to the equivalent of one thousand current bolivars (Bs1,000).

According to the aforementioned text of the decree-law, from that date prices, salaries and other rendered services of social nature as well as taxes and other amounts of national money included in the financial statements or other accounting documents, or credit titles and in general, any operation or reference stated in national currency, shall be stated in the restated bolivar.

Financial statements in par value at December 31, 2007 have been presented for comparative purposes together with those from 2008, dividing the former amounts presented by the reconversion factor of 1,000.

c. *Consolidation* - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

d. *Effects of inflation* – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

e. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

f. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

The following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a


INTERPRETE
PUBLICO

		significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

g. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	20-40


INTERPRETE
PUBLICO

Machinery and equipment	10-50
Automotive vehicles	3-6
Furniture, fittings and others	3-5

From new events that occurred during the year 2006, the Company evaluated the estimated financial benefits of some assets, which originated a change in the useful life of such assets.

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit obtained for the sale and the accounting value of the asset and same is acknowledged in the results from the fiscal year.

h. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the recoverable value of an individual asset cannot be estimated, the Company calculates the recoverable amount of the cash generating unit to which the asset belongs to. Upon identifying a consistent and reasonable distribution base, common assets are also distributed to individual cash generating units or, in turn, to the smallest group of cash generating units to which a consistent and reasonable distribution base is identified.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated


INTERPRETE
PUBLICO

future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

i. *Operating leasing* – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

Payment from leasing agreements when the company acts as a lessor is acknowledged as a linear expense during the term of leasing, save in those cases when another systematic base of appointment becomes more representative to reflect more properly the pattern of leasing benefits. Contingent payments are charged as expenses during the periods they are incurred in.

j. Foreign Currency –The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign


INTERPRETE PUBLICO

currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward initially to results from the period in which they are incurred in. Exchange differences from monetary items receivable or payable by affiliates and joint business abroad, which payment is neither included nor likely to occur in a foreseen future, which are part of the net investment of the foreign entity, are acknowledged in the consolidated financial statements as part of the accumulated result fro translation of affiliate and joint business, until disincorporating the corresponding entity.

k. Inventories – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Inventories of spare parts are valued using the average method and are acknowledged in the results of the fiscal year are consumed. Such investments are presented in the consolidated financial statements at the cost assumed, which does not exceed their recovery value. The cost assumed is equivalent to the acquisition cost less the losses for acknowledged obsolescence, determined by the Company based on a technical evaluation.

l. Financial assets – Investments are acknowledged and cancelled in account using the accounting method at the date of the transaction, in which the


INTERPRETE
PUBLICO

aforementioned date is acknowledged: a) the asset to be received and the liability payable, and b) the annulment of the asset being sold, the acknowledgment of the eventual result from the sale or disposal by any other way, and acknowledgment of an entry receivable from purchaser. Financial assets and liabilities are initially acknowledged at their reasonable value plus the transaction costs directly attributable to their purchase, except for those classified at their reasonable value with changes in results, which are initially acknowledged at their reasonable value.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to a debtor.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets are classified as financial assets at reasonable value with changes in results, when classified as held to negotiate or, in its initial acknowledgement, have been appointed by the Company to be accounted for at their reasonable value with changes in results.

A financial asset is classified as held to negotiate if:

- It is mainly acquired in order to sell it in the immediate future;
- It is part of a portfolio of identified financial instruments that are jointly managed and to which there is evidence of a recent pattern to obtain short-term benefits; or
- It is a derivative that is neither a financial warranty agreement nor has been appointed as a hedge instrument and meets the conditions to be efficient.

A financial asset different from those held to negotiate can be classified as a financial asset at reasonable value with changes in results if:

- Such significantly reduces or eliminates any inconsistency in appraisal or in acknowledgement; or


INTERPRETE
PUBLICO

- Financial assets are part of a group of financial assets, of financial liabilities or both, which are administered and evaluated according to the reasonable value criteria, according to a documented strategy of investment or management of Company risk, and which information is internally provided on that base; or
- It is part of an agreement that has one or more implicit derivatives, and the ISFI allow appointing to the entire hybrid agreement (combined) as a financial asset or a financial liability at a reasonable value with changes in results.

Financial assets at a reasonable value with changes in results are presented at their reasonable value. Profits and losses in changes from reasonable value of these assets are acknowledged as part of the results from the period in which they are produced. Profits and losses acknowledged include any dividend or interest earned by such financial assets.

Non-derivative financial assets with a fixed maturity date, which payments are of a fixed amount or determinable, and the Company has the real intention and besides, the capacity, to preserve until its maturity, are classified as investments held until maturity. These investments are registered at repaid cost using the effective- interest method less any loss accumulated for deterioration of value acknowledged, acknowledging income through the corresponding period.

Investments available for sale are non-derivative financial assets specifically appointed as available for sale, or that are not classified as (a) loans and entries receivable (b) investments held until maturity, or (c) financial assets accounted at a reasonable value with changes in results. These investments are appraised at their reasonable value. Profits and losses from variations at a reasonable value of these investments are directly acknowledged in shareholders' equity except for losses from deterioration of value, exchange losses, which are directly acknowledged against s results from the period they are produced. When assets are disposed of or it is determined that assets have suffered a deterioration of value, benefits or losses previously accumulated and acknowledged in shareholders' equity are included in the results from the period. Dividends of equity instruments classified as available for sale are acknowledged in the


INTERPRETE
PUBLICO

results from the fiscal year when Company right to receive the corresponding payment is established.

Commercial accounts receivable, loans and other non-derivative accounts receivable with fixed payments or determinable, that are not negotiated in an active market, are classified as loans and entries receivable. These entries are registered at a repaid cost using the effective-interest method less any accumulated loss fro deterioration of value acknowledged. Income from interest is acknowledged using the effective interest rate, except for those accounts receivable at short-term in which its acknowledgement is considered not important.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition



plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

m. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

n. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

o. ***Bank loans and obligations, commercial papers and unsecured bonds*** – Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

p. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

q. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service.


INTERPRETE
PUBLICO

From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2008 and 2007, the yearly average interest rate was 19.44% and 13.68%, respectively.

In case of unjustified dismissal or involuntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 150 days of current salary. In case of involuntary retirement, the law provides for an additional liquidation of up to 90 days of current salary based on the duration of the labor relation.

r. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 13 and 22).

Provisions are quantified considering the best information available about the consequences of the event that brings them about, and are re-estimated due to the



accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At June 30, 2009 and at December 31, 2008 and 2007 the Company management has not registered significant provisions that need to be disclosed in the consolidated financial statements at those dates.

s. **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted.

Financial liabilities held by the Company are classified as financial liabilities at reasonable value with changes in results or as other financial assets.

Financial liabilities are classified as financial liabilities at reasonable value with changes in results when they are classified as held to negotiate or, in its initial acknowledgement, have been appointed by the Company to be accounted at their reasonable value with changes in results.

A financial liability is classified as held to negotiate if:

- The financial liability is mainly used in order to be repurchased in the immediate future;
- The financial liability is part of an identified financial instrument portfolio that is jointly managed and to which there is evidence of a short-term benefit recent pattern; or
- The financial liability is a derivative that is neither a collateral agreement nor has been appointed as hedge instrument and meets the conditions to be efficient.

A financial liability different from those held to negotiate can be classified as a financial liability at a reasonable value with changes in results if:

- That significantly eliminates or reduced any inconsistency in valuation or acknowledgement; or
- Financial liabilities are part of a group pf financial assets, of financial liabilities or both, which are administered and assessed according to the criterion of reasonable value, according to a documented strategy of Company investment or risk management, and which information is internally provided on this base; or



- Financial liabilities are part of a contract including one or more implicit derivatives, and the IFRS allow for appointing the entire hybrid agreement (combined) as a financial asset or a financial liability at a reasonable value with changes in results.

Financial liabilities at a reasonable value with changes in results are presented at their reasonable value. Exchange gains or losses of the reasonable value of these assets are acknowledged against results from the period in which they are produced. Acknowledged income and losses include any interest caused by such financial assets.

Other financial assets, including loans, are initially acknowledged at their reasonable value, net of transaction costs attributable to their issue. Then, such assets are registered at a repaid cost using the effective-interest method, acknowledging the expense throughout the corresponding period.

t. ***Judicial Procedures and/or Ongoing Judicial***– At closure of June 30, 2009 and December 31, 2008 and 2007 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

u. ***Income acknowledgements*** – Income are assesses using the reasonable value of the balancing entry, received or pending reception, arising thereof.

Income from selling finished products and other products are acknowledged when the following conditions are met:

- The Company has transferred to the significant purchaser the risks and advantages arising from holding goods;

- The Company neither keeps for itself any participation in the regular management on goods sold, to the degree usually associated to ownership, nor withholds the effective control on such goods;

- The amount of income can be reliably measured;

- It is likely that the Company receives the financial benefits associated to transaction; and


INTERPRETE
PUBLICO

- Costs incurred in, or about to be incurred in, in regard to transactions may be reliably measured. Income from sales are reported net of estimated returns, promotions granted, early-bird discounts, and any other discount granted.

Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts.

Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable.

Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

v. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

w. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

x. ***Balance compensation*** – Balances only compensate among themselves, and consequently, they are shown in the consolidated balance sheet for their net amount – debtor and creditor balances from transactions that, contractually or as per the law, include the possibility to compensate and are intended to be liquidated for its net amount or asset realization and to simultaneously make payments of liabilities.

y. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.


INTERPRETE
PUBLICO

Differed taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

Currently, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

On a year basis, registered deferred taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the timely corrections to such taxes according to the results of the analysis. The lending differed tax is reduced by a provision for valuation at the amount estimated which is likely to be realized in the future.

z. **Net income per basic and diluted share** – Net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year (see Note 8). Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting. At December 31, 2008 shares amounted to 229,410,000 and for the year ended at December 31, 2007 the weighted average of common shares registered and outstanding is 2,035,934,496.

2. PROPERTY, PLANT AND EQUIPMENT

For the six-month period ended at June 30, 2009 and for the years ended at December 31, 2008 and 2007 the movement of property, plant and equipment comprises of:


INTERPRETE
PUBLICO

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2006	89,282,907	380,267,127	9,338,291	2,272,480	481,160,805
Additions	470,026	-	-	2,250,454	2,720,480
Withdrawals	-	(71,098)	(125,430)	-	(196,528)
Transfers	225,361	2,095,742	121,579	(2,442,682)	-
At December 31, 2007	89,978,294	382,291,771	9,334,440	2,080,252	483,684,757
Additions	24,096	53,611	680,344	10,779,559	11,537,610
Sales	-	-	(865,653)	-	(865,653)
Transfers	432,800	7,137,511	-	(7,570,311)	-
At December 31, 2008	90,435,190	389,482,893	9,149,131	5,289,500	494,356,714
Additions	-	7,228	883,605	675,972	1,566,805
Withdrawals	-	-	(28,668)	(1,693,517)	(1,722,185)
Transfers	-	2,555,106	-	(2,555,106)	-
At June 30, 2009	90,435,190	392,045,227	10,004,068	1,716,849	494,201,334
ACCUMULATED DEPRECIATION:					
At December 31, 2007	(13,580,244)	(67,505,827)	(4,641,681)	-	(85,727,752)
Charge for the year	(2,488,686)	(14,448,759)	(999,923)	-	(17,937,368)
Withdrawals	-	-	496,939	-	496,930
At December 31, 2008	(16,068,930)	(81,954,586)	(5,144,675)	-	(103,168,191)


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Charge for the year	(2,488,686)	(14,448,759)	(999,923)	-	(17,937,368)
Withdrawals	-	-	496,939	-	496,930
At December 31, 2008	(16,068,930)	(81,954,586)	(5,144,675)	-	(105,168,191)
Charge for the year	(1,222,961)	(7,381,311)	(557,387)	-	(9,161,659)
Withdrawals	-	-	18,129	-	18,129
Total at June 30, 2009	(17,291,891)	(89,335,897)	(5,683,933)	-	(112,311,721)
Total at June 30, 2009	73,143,299	302,709,330	4,320,135	1,716,849	381,889,613
Total at December 31, 2008	74,366,260	307,528,307	4,004,456	5,289,500	391,188,523
Total at December 31, 2007	76,389,050	314,785,944	4,692,759	2,080,252	397,957,005

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2008 and 2007 amounts to Bs.3,382,008 and Bs.5,225,000, respectively. At December 31, 2008 and 2007 the Company holds leasing assets amounting to Bs19,498,974 and Bs.19,807,637, respectively, (See Note 17).

At June 30, 2009 and December 31, 2008 and 2007 the Company holds assets amounting to Bs.5,686,832, Bs.6,060,281 and Bs.6,974,191, respectively corresponding to properties, plant and equipment owned by a foreign subsidiary.



3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At June 30, 2009 and December 31, 2008 and 2007 participation in associated companies and joint businesses comprises the following:

	06/30/2008	2008	2007
Participation in associated companies and in join businesses	-	3,459,354	4,769,358

Participation in associated companies

At June 30, 2009 and December 31, 2008 and 2007 participation in associated companies includes the following:

	%	06/30/2009	2008	2007
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112	769,112
Central Cariaco	25.62	88,371	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619	80,619
		3,515,345	3,515,345	3,515,345
Less – Loss from deterioration		(3,515,343)	(3,515,343)	(3,515,343)
		-	-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At June 30, 2009 and December 31, 2008 and 2007 participation in associated companies comprises the following:

	%	06/30/2008	2008	2007
Simco Recycling Inc.	50	-	-	-
Manpa Centroamérica, C.A.	50	-	3,459,354	4,769,358
		-	3,459,354	4,769,358


INTERPRETE
PUBLICO

At December 31, 2008 and 2007 participation in (loss) or income net of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs(1,310,004), Bs.802.404, respectively.

During the years ended at December 31, 2008 and 2007 the Company analyzed participation in the joint business corresponding to Simco Recycling Inc. As a result, the Company considered reducing such participation until the amount in which accumulated losses reach its investment in such business.

The most recent condensed combined financial statements of the aforementioned companies are summarized as follows:

	2008	2007
Current assets	11,455	13,760
Total assets	13,675	17,749
Current liability	13,299	14,938
Shareholders´ equity	21	2,445
Total liabilities and shareholders´ equity	13,675	17,749
Net sales	19,882	21,550
Income from operations	589	1,065
Net Income	881	1,356

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At June 30, 2009 and December 31, 2008 and 2007 inventories include the following :

	06/30/2009	2008	2007
Finished products	15,909,550	22,986,126	15,347,715
In-process products	819,404	426,605	341,161
Raw materials	36,499,154	40,733,131	22,369,698
Spare parts	12,690,844	12,927,129	19,193,754
In-transit inventory	6,439,273	35,192,411	28,480,550


INTERPRETE
PUBLICO

	72,358,225	112,265,402	85,732,878
Less – provision for obsolescence	(3,496,563)	(2,738,298)	(4,755,584)
	68,861,662	109,527,104	80,977,294

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

For the six-month period ended at June 30, 2009 and the years ended at December 31, 2008 and 2007 the movement of the provision for obsolescence is as follows:

	06/30/2009	2008	2007
Initial balance	(2,738,298)	(4,755,584)	(3,381,920)
Provision	(758,265)	-	(1,373,664)
Sanctions	-	2,017,286	-
Final balance	(3,496,563)	(2,738,298)	(4,755,584)

5. BILLS AND ACCOUNTS RECEIVABLE

At June 30, 2009 and December 31, 2008 and 2007 bills and accounts receivable comprise the following:

	06/30/2009	2008	2007
Commercial	156,534,393	114,642,782	77,412,693
Related companies (Note 18)	19,929,291	15,292,927	12,153,725
Employees	5,328,612	3,722,281	1,653,250
Sundry debtors	8,994,767	1,313,299	1,137,736
Income tax paid in advance (Note 12)	344,550	439,890	1,095,323
VAT – paid in excess (Note 12)	7,846,403	13,763,127	18,975,571
Tax credit VAT – Net for compensating (Note 12)	-	1,386,022	1,683,724
Guaranteed deposits	8,473,746	8,473,746	6,586,270
	207,451,762	159,034,074	120,698,392
Less – provision for doubtful accounts	(933,352)	(518,037)	(507,505)
	206,518,410	158,516,037	120,190,887



The average credit period given to national clients ranges from 30 to 90 days, and for export clients from 1 to 180 days.

At December 31, commercial accounts receivable include due balances to which no provisions for doubtful accounts have been established as credit experience of such accounts is considered not significantly changed and Company management considers that such amounts are still recoverable. The Company does not have warranties on these outstanding balances pending collection, which has an average seniority of 1 day and 60 days at December 31, 2008 and 2007, respectively. The seniority summary of these balances is shown as follows:

	2008	2007
Between 1 and 60 days	17,409,907	14,436,753
Between 61 and 90 days	36,546	1,012,695
Between 91 and 120 days	657,724	-
More than 120 days	55,079	-
	18,159,256	15,449,448

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

At June 30, 2008 and at December 31, 2008 and 2007 the movement of the provision for doubtful accounts includes:

	06/30/2009	2008	2007
Initial balance	(518,037)	(507,505)	(1,014,483)
Provision	(415,315)	(10,532)	(69,406)
Sanctions	-	-	576,384
Final balance	(933,352)	(518,037)	(507,505)

6. INVESTMENTS AVAILABLE FOR SALE

At June 30, 2009 and December 31, 2008 and 2007 investments available for sale at short-term comprise the following:


INTERPRETE
PUBLICO

	06/30/2008	2008	2007
Investment and shares available for sale	117,071	117,071	117,071
Bonds available for sale	-	-	10,973
	117,071	117,071	128,044

Investments and shares available for sale

At June 30, 2009 and at December 31, 2008 and 2007 investments available for sale comprise the:

	06/30/2009	2008	2007
Investment portfolio	83	83	83
Shares in:			
Central Portuguesa, S.A.	354,516	354,516	354,516
Corporación Forestal Venezuela, C.A.	47,817	47,817	47,817
Corporación Industrial de Energía, C.A. S.A.C.A.	116,988	116,988	116,988
	519,321	519,321	519,321
Less – loss from deterioration	(402,333)	(402,333)	(402,333)
	117,071	117,071	117,071

Non-realized result in investments

	06/30/2009	2008	2007
Investment and shares available for sale	82,793	82,793	(672,675)
	82,793	82,793	(672,675)

7. CASH AND CASH EQUIVALENTS

At June 30, 2009 and for the years ended at December 31, 2008 and 2007 cash and cash equivalents comprise the following:

	06/30/2009	2008	2007
Cash and cash in banks	144,980,968	42,323,953	11,159,753
Bank placements	2,150	2,150	19,047,539
	144,983,118	42,326,103	11,161,903


INTERPRETE
PUBLICO

8. SHAREHOLDERS' EQUITY

Capital stock

At June 30, 2009 and December 31, 2008 and 2007 the capital stock of the Company amounts to Bs.22,941,000 of the compound capital stock to 229,410,000 nominal shares of Bs.0.01 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

In Special Shareholders' Meeting held on November 14, 2007 it was approved a capital stock increase to Bs.906 by issuing 90,576 shares, with a par value of Bs.0.01 each. The capital was subscribed and paid in by one sole shareholder, generating a premium of Bs.13,405. Likewise, the change of par value of shares part of the Company capital stock of Bs0.01 to Bs.0.10 each was approved, and as a consequence, reduction of existing shares to facilitate conversion of the capital stock into strong bolivars (See Note 1b).


INTERPRETE
PUBLICO

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2008 and 2007 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At June 30, 2009 and at December 31, 2008 and 2007 the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following:

	06/30/2009	2008	2007
Affiliates:			
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)	(347,673)
Joint businesses:			
Manpa Centroamérica, C.A.	829,702	829,702	829,702
Simco Recycling Inc.	(275,721)	(275,721)	(275,721)
	206,308	206,308	206,308

For the six-month period ended at June 30, 2009 and for the years ended at December 31, 2008 and 2007 there was no movement in the accumulated result for translation of affiliate and joint business abroad.

Cash dividends (stated in historical values at the date of operations)

According to the provisions of the Capital Market law in its Article 112, companies that make a public offer of its shares shall establish in its by-laws the policy of dividends so that investors are informed about the matter. Shareholders' Meetings shall decide the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the form and date it deemed convenient.

According to the aforementioned law, the Company shall allocate among its shareholders not less than fifty per cent (50%) of net income from each fiscal year after the income tax provision and the legal reserves deduced. Out of this percentage not less than twenty-five per cent (25%) shall be allocated in cash. In case the Company



has an accumulated deficit, earnings shall be destined to compensate such deficit and the surplus of income shall be allocated as established above.

Clause No.16 of the Company by-Laws include the terms established in Article 112 of the Capital Market law when they state the following: "The Shareholders' Meeting shall decide about the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the form and date it deemed convenient. Dividends to be allocated among shareholders shall not be less than fifty per cent (50%) of net income from each fiscal year after the income tax provision and the legal reserves deduced. Out of this percentage not less than twenty-five per cent (25%) shall be allocated in cash. In case the Company has an accumulated deficit, earnings shall be destined to compensate such deficit and the surplus of income shall be allocated as established above. When earnings from the corresponding fiscal year are inferior to the percentage of the capital paid in as determined by the National Securities and Exchange Commission the provisions of Article 116 of the Capital Market Law will apply. The General Shareholders' Meeting of the Company will decide the amount and time to pay dividends, but it may delegate to the Board of Directors setting the payment date of dividends." Thus, Article 116 *ejusdem* sets forth that income from the fiscal year that resulted inferior to the capital paid in shall be destined to a capital increase until complying with the percentage referred to.

As of April 24, 2009 the Shareholders' Meeting agreed to decree cash dividends of Bs.0.30 per share, for a total of Bs.68,823,000.

As of April 18, 2008 the Shareholders' Meeting agreed to decree cash dividends of Bs.0.15 per share, for a total of Bs.34,411,501. Likewise, as of October 2, 2008 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.0.25 per share, for a total of Bs.57,352,500.

As of April 27, 2007 the Shareholders' Meeting agreed to decree cash dividends of Bs.0.012 per share, for a total of Bs.27,528,113. Likewise, as of October 26, 2007 the Shareholders' Meeting agreed to decree a special cash dividends of Bs.0.022 per share, for a total of Bs.50,468,207.

Retained earnings




INTERPRETE
PUBLICO

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2008 and 2007 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.6,351 thousand and Bs.100 thousand, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.152,673 thousand and Bs.214,318 thousand, respectively, at December 31, 2008 to Bs.39,066 thousand and Bs.155,663 thousand, respectively, at December 31, 2007. According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2008 and 2007 the net income includes Bs.42,630 thousand and Bs.16,717 thousand of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 5 common shares of Manufacturas de Papel, C.A. MANPA S.A.C.A. Citibank, N.A. acts as depository bank. At December 31, 2008 and 2007 outstanding ADRs is 25,041,585 and 24,693,083, respectively.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 73.69% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

At December 31, 2008 the record of foreign investment issued by SIEX indicates a foreign participation of Bs.16,905,223 at January 29, 2008.

10. ISSUE OF UNSECURED BONDS

At December 31, 2008 issue of unsecured bonds based in the currency they are issued and its interest rate is as follows:

	Outstanding amount of issuance	**Yearly interest rate (%)**
Bolivars:		
Variable interest, placed at year 2008 par value	12,500,000	19.24
Fixed interest, placed at year 2008 par value	50,000	24.00

At June 30, 2009 and for the years ended at December 31, 2008 and 2007. The movement of issue of unsecured bonds comprises:

	06-30-2009	2008	2007
Initial balance	46,750,000	34,200,000	-
Issues	-	12,550,000	34,200,000
Repayments	(2,400,000)	-	-
Final balance	44,350,000	46,750,000	34,200,000
Less- current portion	-	(9,340,000)	-
	44,350,000	37,410,000	34,200,000

Outstanding Unsecured bonds issued comprised four (4) series that have as maturity date December 8, September 24, 2011, October 1, 2011, October 26, 2011 and February 8, 2012; and one (1) series of the year 2008 with maturity on November 28, 2011. Unsecured bonds corresponding to Issue 2007-I will be redeemed by ten 810) quarterly payments due, equal and consecutive by the equivalent of ten per cent (10%) of the capital stock, from the seventh quarter from the date of starting the public offer of


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

each series. Those corresponding to Issue 2008-I shall be fully redeemed upon maturity of two (2) years from the date of starting the public offer of each series.

Unsecured bonds of series 4 – Issue 2007-I issued during the year 2008 have a variable yearly rate of 19.24% that will be reviewed on a quarterly basis and same has to be equivalent to 85% of the yearly weighted average interest rate in the national market of lending operations agreed by six main commercial and universal banking institutions with a major volume of deposits provided by the Venezuelan Central Bank in the quarterly indicators bulletin, and those of series 1 – Issue 2008-I issued during the year 2008 keeps a fixed yearly rate of 24% for a six-moth (6) months and shall remain invariable until the end of the fixed interest term, from when a variable interest rate will be applied equivalent to 90% of the yearly weighted average interest rate in the national market of lending operations agreed by the main six commercial and universal banks with major volume of deposits as provided by the Venezuelan Central Bank in the six-month indicators bulletin.

Unsecured bonds issued during the year 2007 keeps an interest rate that will be reviewed on a quarterly basis and same shall be equivalent to 70% for series 1 and 2 and 75% for series 3, from the yearly weighted average interest rate in the national market of lending operations agreed by the main six commercial and universal banks with major volume of deposits as provided by the Venezuelan Central Bank in the six-month indicators bulletin.

11. ISSUE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

Issue of commercial papers

At June 30, 2009 the issue of commercial papers in view of the currency in which they are issued and their interest rate is as follows:

	Outstanding amount	Yearly Interest Rate (%)
Bolivars:		
Fixed interest	6,000,000	20.00%


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

For the six-month period ended at June 30, 2009 and for the years ended at December 31, 2008 and 2007 the movement of issue obligations and of commercial papers includes:

	6/30/2009	2008	2007
Initial balance	13,084,438	10,925,263	11,396,409
Issues	6,000,000	35,991,500	24,252,400
Repayments	(13,084,438)	(32,916,763)	(24,983,600)
Net interests	(273,765)	(965,562)	260,054
Final balance	5,726,235	13,084,438	10,925,263

At June 30, 2009 outstanding commercial papers issued are comprised by one (1) series that have September 28, 2009 as maturity date.

During the years ended at December 31, 2008 and 2007 issue of commercial papers generated discounts when placed amounting to Bs.2,792 thousand and Bs.699thousand, respectively.

Short-term loans

At June 30, 2009 and December 31, 2008 and 2007 short-term loans are represented by:

	6/30/2009	2008	2007
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	127,075,571	34,377,456	15,255,518

At December 31, 2008 the Company holds lines of credit with different financial institutions for Bs.196,900,000 and has available amounting to Bs.158,785,889, net of credit portfolio in force (see Note 22) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged from 14.5% to 19% for the six-month period ended at June 30, 2009, from 18% to 24% for the year 2008, and 14% and 17% for the year 2007.

12. INCOME TAX


INTERPRETE
PUBLICO

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Income tax expenses

The income tax expenses for the six-month period ended at June 30, 2009 and for the years ended at December 31, 2008 and 2007 is summarized as follows:

	06/30/2009	2008	2007
Estimated current income tax	23,894,144	44,044,043	16,257,028
Less:			
Rebate for investments in property, plant and equipment and other credits	-	(792,530)	(531,204)
	23,894,144	43,247,513	15,725,824
Income tax from previous year	-	(629,903)	1,190,992
Total current income tax	23,894,144	42,617,610	16,916,816
Deferred income tax	(1,871,279)	(3,742,558)	(11,535,326)
	22,022,865	38,875,052	5,381,490

Pursuant to the aforementioned legislation, taxpayers subject to income taxes that enter into transactions with parties bound abroad shall determine their income by exports made, and their costs for goods and services acquired from parties bound abroad, according to some of the methods established in such legislation. The management carried out a survey of transfer prices required to document the aforementioned transactions, which did not reflect significant differences in regard to amounts included to determine the net tax income ended at December 31, 2007. The Company is in the process of carrying out a survey on transfer prices required to document the aforementioned transactions abroad for the fiscal year ended at December 31, 2008. At the opinion of the management and of its legal advisors, differences in the amounts included to determine the net tax income for the year ended at December 31, 2008 will not be significant.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

For the years ended at December 31, 2008 and 2007 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2008		2007	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	53,244,952	34.00	16,394,571	34.00
Effects on accounting income for applying International Financial Reporting Standards	(2,383,157)	(1.52)	2,722,665	5.64
Reserve for valuation of lending differed tax	8,562,809	7.38	8.463.980	17.55
Tax adjustment for inflation	(4,140,775)	(15.42)	(22,893,681)	(47.48)
Other non-deductible expenses	1,716,994	1.10	3,176,596	6.59
Other non-taxable income	(333,241)	(0.21)	(2,205,291)	(4.57)
Effects of rebate for investment in property, plant and equipment and other credits	(792,530)	(0.51)	(277,350)	(0.58
Tax expenses and tax rate applicable to income as per the books	38,875,052	24.82	5,381,490	11.15

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item.


INTERPRETE
PUBLICO

Income tax payable and to be recovered

At June 30, 2009 and December 31, 2008 and 2007 the credit balances with the Tax Administration related to income tax amounts to Bs.24,760,960, Bs.33,662,266 and Bs.8,728,831, respectively.

In March 2007, the Company got the approval from recovering withholdings shown in the Account balance not discounted from the tax fees of Value Added Tax amounting to Bs.3,600 thousand and Bs.6,212.9 thousand, approximately, by Resolutions No.0780066125 and No.0780066127, respectively, both on March 30, 2007 issued by the National Integrated Service of Tax Administration (SENIAT). In the aforementioned resolutions it is agreed transfer of the aforementioned amounts, from its Accumulated VAT Withholding Account pending Discount to the Tax Credit Account, in order to compensate against the Income Tax Return of Body Corporate corresponding to the fiscal year ended at December 31, 2006 and the Estimated Income Tax Return to Body Corporate corresponding to the fiscal year ended at December 31, 2007 respectively.

In March 2007, the Company obtained approval to recover withholdings shown in its Account Balance not discounted from tax quotas from the Value Added Tax for the amount of Bs450 thousand, by Resolution No.0780066123 of March 30, 2007 issued by the Tax Administration Service (SENIAT). The aforementioned resolution agreed transferring the aforementioned amount from its Accumulated VAT Withholding Account pending Discount to the Tax Credit Account of Turbogeneradores Maracay, C.A., a related company, for the purposes of its compensation against the Income Tax of Body Corporate, corresponding to the related company fiscal year ended at December 31, 2006. Transfer of these tax credits was agreed between parties for Bs.423 million, producing a loss of Bs.27 million registered in the results from the fiscal year.

In July 2007, the Company requested the Tax Administration Service (SENIAT) recovery of tax credits the company owns to the Bolivarian Republic of Venezuela for the concept of withholdings in excess in matters of Value Added Tax, for a total amount of Bs.14,907 million as Value Added Tax withholdings became higher than the tax quota of periods from July 2006 to January 2007, which could not be discounted in the further three periods. The aforementioned tax credit will be used to compensate, according to Article


INTERPRETE PUBLICO

49 of the Organic Tax Code for obligations due to Final Income Tax Return generated n the fiscal year ended a December 31, 2007. On November 5, 2008 a scope writ identified as 0022395 was filed with SENIAT in order to modify the amount and time of the requested reimbursement, initially the amount required amounted to Bs.14,907 thousand and included the tax periods from July 2006 through January 2007. With this new writ the amount requested amounted to Bs.12,896 thousand and corresponds to the periods July 2006 to December 2007.

In July 2007, the affiliate Transporte Alpes, C.A. requested the Tax Administration Service (SENIAT) recovery of tax credits the company owns to the Bolivarian Republic of Venezuela for the concept of withholdings in excess in matters of Value Added Tax, for a total amount of Bs.463.9 million as Value Added Tax withholdings became higher than the tax quota of periods from August 2006 to January 2007, which could not be discounted in the further three periods. The affiliate is carrying out the necessary management to obtain approval to transfer the aforementioned tax credit of Manufacturas de Papel, C.A. (MANPA) that is compensated against the Income Tax corresponding to the period ended at December 31, 2007. In May 2008, the SENIAT approved reimbursement request made to affiliate Transporte Alpes, C.A. that amounted to Bs.463.9 thousand corresponding to tax periods August 2006 to January 2007. This tax credit was assigned to Manufacturas de Papel, C.A. (MANPA) S.A.C.A, which was compensated in payment of the estimated tax return on the income tax of the fiscal year 2008.

Balance of deferred income taxes

At June 30, 2009 the deferred taxes of assets and liabilities are composed of the following:

	Balance at the beginning	Charges to results	Final balance
Temporary differences:			
Differences based on property, plant and equipment	43,204,870	(6,998,504)	36,206,366


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Income for leasing based on cash	378,861	138,523	517,384
Differences based on cash and cash equivalent	4,614,509	2,307,255	6,921,764
Base differences on investments	(6,213,948)	(586,264)	(6,800,212)
Base differences on inventory	(17,477,756)	(4,087,438)	(13,390,318)
Provisions	(3,861,733)	(1,306,815)	(5,168,548)
Accumulations and reserves (labor contributions)	(1,070,381)	(209,688)	(1,280,069)
	19,574,422	(2,568,055)	17,006,367
Tax losses and others transferable fiscal credits non used			
Tax losses transferable	(1,458,929)	39,796	(1,419,133)
	18,115,493	(2,528,259)	15,587,234
Less – valuation reserve	17,656,409	11,652,809	3,089,829
	22,219,095	34,734,819	46,270,145
Provision of income tax valuation deferred active	30,992,261	(1,871,279)	29,120,982

At December 31, 2008 the deferred lending and borrowing taxes are composed as follows:

	Balance at the beginning	**Charges to results**	**Final balance**
Temporary differences:			
Differences based on property, plant and equipment	57,201,878	(13,997,008)	43,204,870
Income from leasing based on cash	101,815	277,046	378,861
Differences based on cash and cash equivalent	-	4,614,509	4,614,509
Base differences on investments	(5,041,420)	(1,172,528)	(6,213,948)
Base differences on inventory	(25,652,632)	8,174,876	(17,477,756)


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Provisions	(1,248,104)	(2,613,629)	(3,861,733)
Accumulations and reserves (labor contributions)	(651,005)	(419,376)	(1,070,381)
	24,710,532	(5,136,110)	19,574,422
Tax losses and others transferable fiscal credits non used			
Tax losses transferable	(1,538,522)	75,593	(1,458,929)
	23,172,010	(5,056,517)	18,115,493
Provision of income tax valuation deferred active	11,562,809	1,313,959	12,876,768
	34,734,819	(3,742,558)	30,992,261

At December 31, 2007 the deferred taxes active and passive are composed as follows:

	Balance at the beginning	**Charges to results**	**Final balance**
Temporary differences:			
Differences based on property, plant and equipment	67,819,342	(10,617,464)	57,201,878
Income for leasing based on cash	702,833	(601,018)	101,815
Base differences on investments	(4,107,506)	(933,914)	(5,041,420)
Base differences on inventory	(19,164,597)	(6,488,035)	(25,625,632)
Provisions	(476,228)	(771,876)	(1,248,104)
Accruals and reserves (work contributions)	(405,994)	(245,011)	(651,005)
	44,367,850	(19,657,318)	24,710,532
Tax losses and other unused tax credits carryforward			
Tax losses carryforward	(1,192,104)	(346,418)	(1,538,522)
Fiscal credits carryforward	(4,430)	4,430	-


INTERPRETE
PUBLICO
87

	43,171,316	(19,999,306)	23,172,010
Provision for valuation of deferred lending income tax	3,098,829	8,463,980	11,562,809
	46,270,145	(11,535,326)	34,734,819

Deferred income tax unrecognized assets

Pursuant to the tax law in effect, the Company may carryforward operating tax losses different from those resulting from the tax adjustment for inflation, up to three (3) years following the fiscal year they are incurred in. The non-compensated deductible tax effect from the tax adjustment for inflation may be carryforward until the year following the fiscal year they are incurred in. During the year 2008, the consolidated affiliate Trasnporte Alpes, C.A. used one carryforward fiscal loss from the former years amounting to Bs.1,119,372, generating tax benefit of Bs.380,586.

13. ACCOUNTS PAYABLE

At June 30, 2009 and for the years ended at December 31, 2008 and 2007 accounts payable are comprised as follows (in bolivars):

	06/30/2009	2008	2007
Commercial	39,385,254	59,252,880	85,991,426
Related parts (Note 18)	9,438,707	6,448,999	2,764,874
Others	12,499,603	8,178,149	4,624,941
VAT withheld from third-party, payable	2,144,651	1,095,299	1,035,823
Accumulated expenses payable	57,813,260	31,210,717	10,683,333
Financial transaction tax	-	-	9,795
	121,282,475	106,186,044	105,100,192

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 120 days and that for national ones ranges between advances and 35 days, respectively.

The Company holds license agreements with different providers. At December 31, 2008 and 2007 the Company has registered in results for the use of such licenses


INTERPRETE
PUBLICO

Bs.2,484,627 and Bs.2,359,594, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to gross sales percentage established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, licensee shall acknowledge the expenses arising from such audit.

At December 31, 2008 90% of contracts were due; and Company management has no intention to renew such contracts.

Company management considers that the amount in books of commercial creditors is close to its reasonable value.

14. INCOME

For the six-month period ended at June 30, 2009 and for the years ended at December 31, 2008 and 2007 income payable are comprised as follows:

	06/30/2008	2007	2007
Sales of goods	497,402,890	846,778,613	534,894,679
Income from leasing	5,131,216	6,854,498	3,905,840
Income from services	3,745,275	3,001,447	1,936,491
	506,279,381	856,634,558	540,737,010

15. RESULTS FROM THE FISCAL YEAR

For the six-month period ended at June 30, 2009 and for the years ended at December 31, 2008 and 2007 results from the fiscal year of the Company include the following debit balances:


INTERPRETE

	06/30/2009	2008	2007
Depreciation and amortization	9,161,659	17,937,368	18,212,896
Cost of inventory acknowledged in results	135,162,280	327,699,286	277,426,947
Employee benefits	119,534,813	161,157,516	90,749,702

16. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2008, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

At June 30, 2009 and at December 31, 2008 and 2007, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The



costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at the six-month period ended at June 30, 2009 and for the year ended at December 31, 2008 and 2007:

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
2009					
Income statement					
Local sales	234,405,501	255,944,965	7,661,791	-	498,012,257
Export sales	982,626	7,284,498	-	-	8,267,124
Sales among segments -local	-	-	12,250,767	(12,250,767)	-
Sales among segments-expt.	146,955	952,714	-	(1,099,669)	-
Total income	235,535,082	264,182,177	19,912,558	(13,350,436)	506,279,381
Costs and expenses	199,584,944	195,119,862	13,858,798	(13,337,682)	395,225,922
Operating results	33,950,138	69,062,315	6,053,760	(12,754)	111,053,459
Participation in results from joint-business companies	-	-	-	-	-


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Financial income	-	-	-	-	662,700
Financial expenses and others	-	-	-	-	(12,599,276)
Results before taxes	-	-	-	-	99,116,883
Results after taxes	-	-	-	-	77,094,018
Depreciation	4,294,915	4,044,923	821,821	-	9,161,659
Capital investments	68,153	615,046	883,065	-	1,566,804
2009					
Balance sheet					
Assets					
Assets per segment	365,839,710	313,035,955	82,266,557	(33,279,290)	727,862,932
Assets per corporate segments	-	-	-	-	55,104,974
Participation in associated companies	-	-	-	-	-
Undistributed corporate assets	-	-	-	-	24,309,696
Total consolidated assets	365,839,710	313,035,955	82,266,557	(33,279,290)	812,272,602
Liabilities					
Liabilities by segments	70,761,567	56,773,429	12,714,888	(33,279,290)	106,970,594
Liabilities by corporate segments	-	-	-	-	77,955,882
Undistributed corporate liabilities	-	-	-	-	201,912,766
Total consolidated liabilities	70,761,567	56,773,429	12,714,888	(33,279,290)	386,839,242

2008

Statements of results

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Local sales	389,905,900	435,301,149	11,402,893	-	836,609,942


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
72

Export sales	5,281,667	14,742,949	-	-	20,024,616
Sales among segments – local	-	-	18,098,555	(18,098,555)	-
Sales among segments – export	133,544	1,004,750	-	(1,138,294)	-
Total income	395,321,111	451,048,848	29,501,448	(19,236,849)	856,634,558
Costs and expenses	325,491,742	311,175,675	23,968,090	(19,065,133)	641,570,374
Operating results	69,829,369	139,873,173	5,533,358	(171,716)	215,064,184
Participation in results from joint-business companies	-	-	-	-	(1,310,004)
Financial income	-	-	-	-	935,726
Financial expenses and others	-	-	-	-	(19,144,407)
Results before taxes	-	-	-	-	195,545,499
Results after taxes	-	-	-	-	156,670,447
..Depreciation	8,440,739	8,002,134	1,494,495	-	17,937,368
Capital investments	3,007,432	7,059,617	735,022	-	10,802,071
Balance sheet					
Assets					
Assets per segment	341,838,591	291,441,889	51,583,492	(27,054,588)	657,809,384
Assets per corporate segments	-	-	32,025,052	-	32,025,052
Participation in associated companies	3,459,354	-	-	-	3,459,354
Undistributed corporate assets	-	-	15,562,869	-	15,562,869
Total consolidated assets	345,297,945	291,441,889	99,171,413	(27,054,588)	708,856,659
Liabilities					
Liabilities by segments	67,148,330	54,426,137	9,782,606	(27,054,588)	104,302,485
Liabilities by corporate segments	-	-	59,517,667	-	59,517,667


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Undistributed corporate liabilities	-	-	127,874,165	-	127,874,165
Total consolidated liabilities	67,148,330	54,426,137	197,174,438	(27,054,588)	291,694,317

2007

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	257,561,849	255,381,960	6,554,928	-	519,498,737
Export sales	7,937,465	13,300,808	-	-	21,238,273
Sales among segments – local	-	-	12,676,594	(12,676,594)	-
Sales among segments – export	217,492	1,212,168	-	(1,429,660)	-
Total income	265,716,806	269,894,936	19,231,522	(14,106,254)	540,737,010
Costs and expenses	259,330,716	221,523,743	17,196,480	(13,813,529)	484,237,410
Operating results	6,386,090	48,371,193	2,035,042	(292,725)	56,499,600
Participation in results from joint-business companies	-	-	-	-	802,404
Financial income	-	-	-	-	850,632
Financial expenses and others	-	-	-	-	(9,877,969)
Results before taxes	-	-	-	-	48,274,667
Results after taxes	-	-	-	-	42,893,177
..Depreciation	8,259,504	8,221,767	1,731,625	-	18,212,896
Capital investments	1,683,475	566,980	470,025	-	2,720,480
Balance sheet					
Assets					
Assets per segment	279,914,997	260,952,878	53,718,230	(24,662,066)	569,924,039
Assets per corporate segments	-	-	-	-	34,278,422
Participation in associated					


INTERPRETE

companies	4,769,358	-	-	-	4,769,358
Undistributed corporate assets	-	-	-	-	8,830,114
Total consolidated assets	284,684,355	260,952,878	53,718,230	(24,662,066)	617,801,933
Liabilities					
Liabilities by segments	77,207,450	27,469,612	5,423,852	(18,183,977)	91,916,937
Liabilities by corporate segments	-	-	-	-	100,043,373
Undistributed corporate liabilities	-	-	-	-	74,341,196
Total consolidated liabilities	77,207,450	27,469,612	5,432,852	(18,183,977)	266,301,506

17. OPERATING LEASING

The Company as lessor

At June 30, 2009 and December 31, 2008 and 2007 income from leasing property amounted to Bs.5,131,216, Bs.6,854,498 and Bs.3,905,840, respectively.

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to five (5) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2008 will be automatically renewed.

At December 31, 2008 and 2007 the Company has contracted with lessees the following minimum leasing quotas:

	2008	2007
Less than a year	6,853,498	4,528,921
Up to two years	16,652,280	2,942,446
More than two years	23,963,120	3,780,000
	47,468,898	11,251,367

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.


REPÚBLICA DE VENEZUELA
INTERPRETE PÚBLICO
75

18. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the years 2008 and 2007 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in thousand of bolivars):

	2008	2007
Purchases of electricity	20,583	8,472
Inventory sales	5,282	3,693
Inventory purchases	9,295	3,682
Administrative services	39	18

The following balances receivable and payable (in bolivars) were product of these transactions and of other of lesser importance, at June 30, 2009 and at December 31, 2008 and 2007:

	06/30/2009	2008	2007
Accounts receivable:			
MANPA Centroamérica, C.A. (joint business)	374,134	4,188,326	6,086,103
Simco Recycling, Inc. (joint business)	14,734,016	8,030,605	4,838,785
Turbogeneradores Maracay, C.A. (1)	5,468,876	4,292,173	2,171,764
Agroindustrial Mandioca, C.A. (associated company)	1,069,911	1,069,911	834,450
Corporación Industrial de Energía, C.A. S.A.C.A.	358,960	359,389	296,534
Agropecuaria Mandioca, C.A. (associated company)	1,039	-	-
	22,006,936	17,943,404	14,227,636
Less – provision for doubtful accounts	(2,077,645)	(2,650,477)	(2,073,911)
	19,929,291	15,292,927	12,153,725
Account payable:			
Simco Recycling, Inc. (joint business)	9,438,707	6,448,999	2,764,874


INTERPRETE
PUBLICO
76

9,438,707	6,448,999	2,764,874

(1) This company is affiliate of Corporación Industrial de Energía, C.A. S.A.C.A.

At June 30, 2009, December 31, 2008 and 2007 the Company decided to create a provision for doubtful accounts amounting to Bs.1,007 thousand, Bs.1,582 thousand and Bs.2,074 thousand, respectively, corresponding to the portion of accounts receivable to Simco Recycling, Inc. higher to accounts payable by such company that the management deems cannot be recovered in the future. During the year 2008, the Company decided to create a provision for doubtful accounts amounting to Bs.1,070 thousand, corresponding to accounts receivable by Agroindustrial Mandioca, C.A.

At December 31, 2008 and 2007 the Company has not given warrantees to financial entities on account of related companies.

19. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2008 to the Board of Directors for this concept amounted to Bs.435 thousand and (Bs.305 thousand for the year 2007.)

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2008 and 2007 amounted to Bs.46 and Bs.38, respectively. The income paid for the concept at December 31, 2008 amounted to Bs.1,636 thousand and Bs.1,355 thousand for the year 2007.

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2008 for the 56 persons of the Company with executive responsibilities (administrators) amounted to some Bs.12,266 thousand (Bs.9,186 thousand in 2007 for 46 persons).

Compromises for insurances and other concepts



After-employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which cost is responsibility of the Company. The amount charged to results for this concept in the year 2008 amounted to Bs.133,000 approximately (Bs.73,000 in the year 2007).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2008	2007
Short-term remuneration to administrators	10,229,946	7,727,269
After-employment severance benefits	2,035,941	1,459,045
Remuneration to the Board of Directors	2,070,459	1,660,000

20. FINANCIAL INSTRUMENTS

Management of Capital Risk

The Company manages its capital stock to assure that group entities can continue with operating companies, whereas return to their shareholders is maximized through optimization of indebtedness balances and shareholders´ equity. The Company strategy has been constant since 2006.

The capital structure of the Company is constituted by indebtedness (loans), cash and cash equivalents, and shareholders´ equity allocated to shareholders.

At December 31, the net indebtedness index is as follows:

	2008	2007
Debts (Loans)	92,211,894	60380,781
Cash and cash equivalents	42,326,103	11,161,903
Total debt net	51,885,791	49,218,878
Equity accredit to shareholders	417,162,342	351,500,427
Indebtedness index	12%	14%

Categories of financial instruments

At December 31, Company financial assets and liabilities include:


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

	2008	2007
Financial assets:		
Bills and payable accounts	158,516,037	120,193,887
Cash and cash equivalents	42,326,103	11,161,903
Investments kept at due	83	83
Investments available for sale	116,988	127,961
	200,959,211	131,483,834
Financial liabilities:		
At repaid cost	94,211,894	60,380,781
	94,211,894	60,381,781

At date of the financial statements, there are no significant concentrations of credit risk in regard to those entries. The aforementioned value represents the maximum credit risk exposure for such loans and entries receivable.

Financial Risk Management

The Company is continuously exposed to credit risks, liquidity risks and market risks from the variation of the exchange rate, the interest rate and of prices. These risks are administered through specific policy and procedures set forth by the Board of Directors. The Finance Directorate constantly monitors these risks through periodical reports that allow for evaluating the levels of exposure to which the Company is in, and issues quarterly management reports for the attention of the Board of Directors.

Credit Risk

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of cash and cash equivalent, investments in other financial assets and commercial accounts receivable.

In order to mitigate risk exposure to credit risk in cash and its equivalents, the Company has adopted the policy of making its operations with entities of acknowledged solvency in the national and international market.

Credit risk exposures related to investments in other financial assets are limited due to risk classifications of issuers of such financial instruments.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
79

Accounts receivable from clients are mainly represented by sales made to Distributors, which have demonstrated an excellent credit history during its commercial relationship with MANPA. Accounts receivable from main clients at December 31, 2008 and 2007 represent 50.41% and 47.48%, respectively.

Liquidity Risk

The Company Board of Directors is the main responsible for managing the liquidity risk, which has established policies and procedures in regard to short, middle and long-term indebtedness. The Company, by the Finance Head Office, administers the liquidity risk by monitoring the cash flow and maturity of its financial assets and liabilities.

At December 31, the contractual maturity of non-financial liabilities of the Company is as follows (non-discounted amounts including interest earned):

	Average effective interest rate %	1-3 months	3 months – 1 year	1-5 years	Total
2008:					
Financial instruments at a variable rate	17%	34,377,456	9,340,000	37,410,000	81,127,456
Financial instruments at a fixed rate	18.5%	5,694,813	7,389,625	-	13,084,438
		40,072,269	16,729,625	37,410,000	94,211,894
2007:					
Financial instruments at a variable rate	13.5%	15,255,518	-	34,200,000	49,455,518
Financial instruments at a fixed rate	7.5%	6,043,216	4,882,047	-	10,925,263


INTERPRETE
PUBLICO

21,298,734	4,882,047	34,200,000	60,380,781

Reasonable value of financial instruments

Except for that indicated herein below, the Company management estimates that the book value of those financial instruments registered at a repaid cost is close to its reasonable value:

	Book value	
	2008	2007
Financial liabilities:		
Loans, unsecured bonds at a variable interest rate and commercial papers at fixed rates	94,211,894	60,380,781

Market risk

The Company is exposed to a variation of the foreign exchange, of the interest rates and of prices. The greater part of Company sales are addressed to the local market whereas part of the costs is in dollars. Therefore, variations between the local inflation rate and the devaluation rate may impact operating margins.

Exchange Type Risk

From 2003, the National Executive and the Venezuelan Central Bank have entered into several Foreign Exchange Agreements which set forth the regime to administer foreign currency and the foreign exchange rate that will rule the operations established in such agreements. From that date on, the Commission to Administer Foreign Exchange (CADIVI for its abbreviation in Spanish) is in charge of coordinating, managing, controlling and establishing the requirements, procedures and restrictions needs to execute such agreements. At date, CADIVI has issued several rules related to registration, guidelines, requirements and conditions related to the regime to administer foreign exchange.

Pursuant to the foreign exchange legislation in effect, individuals or body corporate importing, exporting, incoming or outgoing foreign exchange, to or from the territory of the Bolivarian Republic of Venezuela amounting to more than ten thousand U.S. dollars (US$10,000.00) or its equivalent in other foreign currency, are bound to declare before


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

the administration authority in foreign exchange matters the amount and nature of the corresponding operation or activity, except for the securities issued by the Bolivarian Republic of Venezuela and acquired by individuals or body corporate, among others.

The Company has been running the formalities necessary to have foreign currency aimed at paying its obligations in foreign currency form importing goods and services and dividends. For these operations, the average official exchange rate and that of closure for the years ended at December 31, 2008 and 2007 has been kept steady at Bs.2.15US$1.

Likewise, pursuant to the aforementioned legislation, some purchase-sale operations of securities issued by the Bolivarian Republic of Venezuela has been entered into to cover payment of part of its obligations in foreign currency, and to reduce impact of exposure to the foreign exchange risk above indicated.

Obtaining the foreign currency necessary to make operations in foreign currency carried out by the Company during the regular course of its business will depend on: (1) approval of records and requests filed with the relevant institutions; (2) availability of foreign currency that will be established by applying the aforementioned Standards; and (3) actions by the Company to have access to the necessary foreign currency not requested before the corresponding institutions, or those which requests have been rejected by such institutions.

Below monetary assets and liabilities in foreign currency at June 30, 2009 and December 2008 and 2007 are shown:

	6/30/2009	2008	2007
Assets:			
Cash and temporary investments	6,031	5,409	4,538
Commercial accounts receivable	-	1,894	1,826
Accounts receivable to related companies	4,821	3,554	4,208
Guaranteed deposits	1,541	1,541	3,063
Advances to suppliers and sundry debtors	4,853	111	567
	17,246	12,509	14,202

Liabilities:


INTERPRETE
PUBLICO

Commercial accounts payable	7,911	12,169	31,362
Accounts payable to related companies	4,390	1,515	1,671
Accumulated expenses payable and others	87	9,376	435
	12,388	23,060	33,468

Company management considers reasonable a 20% of the sensitivity rate in evaluating the risk of the exchange rate. Below there is a sensitivity analysis, assuming a devaluation of the official exchange rate equivalent to the aforementioned rate, exclusively on the abovementioned lending and borrowing monetary balances shown:

	2008	2007
Reduction in:		
Net income of the year	148,861,114	34,608,797
Net shareholder's equity	409,353,009	343,216,047

Interest Rate Risk

The risk of the interest rate is managed through a conservative indebtedness policy, which includes obtaining a balanced indebtedness at fixed and variable interest rates. Financial instruments are subject to Company at risk of the interest rate are reflected in the liquidity risk section on this same note.

Company management considers a 5% variation reasonable in assessing the risk of interest rates. Below there is the sensitivity analysis assuming an increase in the interest rate equivalent to the above-mentioned rate, and that financial liabilities subject to variable rates would have maintained through the period:

	2008	2007
Reduction in:		
Net income of the year	151,959,852	39,876,638
Net shareholder's equity	412,451,747	348,483,888

Other Price Risks

As of February 6, 2003 the National Executive decreed a price control on first need goods and services among which some products produced by the Company are included.



The Company management analyzes and makes the corresponding requests with the relevant authorities to make the necessary adjustments to their product prices under the terms established by regulations.

21. GOVERNING LAWS

Enabling Law

As of February 1, 2007 the National Assembly approved a Law authorizing the President of the Republic to order decrees with rank, value and force of law in a group of appointed matters, for a period of eighteen (18) months from publication of the aforementioned Law in Official Gazette of the Bolivarian Republic of Venezuela. According to the text of the aforementioned Law, matters subject to this authorization include, among others, diversity of topics in areas of Transformation of Sate Institutions, Popular, Economic and Social, Financial, Tax and Energetic Participation.

Tax on Financial Transactions

In the framework of the Enabling Law granted to the President of the Republic, the Extraordinary Official Gazette of the Bolivarian Republic of Venezuela No.5852 as of October 5, 2007 was published Decree No.5620 with Rank, Value and Force of Law on Tax on Financial Transactions of Body Corporate and Financial Entities without Legal Status.

The Decree sets forth an aliquot of 1.5% on the amount of each debit in account or operation for the following transactions held by body corporate, financial entities who no legal status (such as communities, irregular partnerships or de facto and consortium), and those classified as special subjects and legally related to them, for payment (compensation, novation and debt writing off) made without financial institutions mediating:

a. Debts in bank accounts, correspondent accounts, deposits in custody or in any other type of deposits on demand, liquid asset funds, fiduciaries and in other financial market funds or in any other financial instrument, made in banks and other financial institutions.
b. Transfer of checks, securities, deposits in custody paid in cash and any other negotiable instrument from the second endorsement.


INTERPRETE
PUBLICO
84

c. Acquiring cashier's checks.

d. Lending operations made by banks and other financial institutions.

e. Transferring values in custody among different holders, even though there is no disbursement through an account.

f. Paying debts without mediation of the financial system, for payment or other means for extinguishing debt.

g. Debts in accounts part of the privately organized payment system, not operated by the Venezuelan Central Bank and different from the National Payment System.

h. Debts in accounts for transbordering payments.

There are exempted from the aforementioned tax, among others: 1) public entities with or without business purposes; 2) debts generating purchases, selling and transfer of custody in securities issued or supported by the Republic or the Venezuelan Central Bank as well as debts or withdrawals related to capital liquidation or interests of such; 3) fund transferring operations carried out by the holder among his/her accounts, in banks or financial institutions established and domiciled in the country (it does not apply to accounts with more than one holder); and 4) debts or withdrawals made to the accounts of the Bank Clearing House.

This Decree shall be effective from November the 1st, 2007 to December 31, 2008. As of June 12, 2008 Official Gazette of the Bolivarian Republic of Venezuela No.38951, Decree No.6165 issued by the National Executive, which repeals the aforementioned law.

22. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26,000.

System of Temporary Admission for Improving Assets

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise for temporary admission operations to improve assets. At December 31, 2008 bonds pending release in favor of the Treasury amounted to Bs.39 thousand.


INTERPRETE
PUBLICO

According to the provisions set forth in the Organic Customs Law and its regulations as well as in the Regulation about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with fine equivalent to the total value of merchandise.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2008 the open letters of credits for these concepts amount to US$10,146 thousand (Bs.21,814 thousand).

Contingencies

At December 31, 2008 there were subjects to review by the tax authorities for the last four years in regard to the main taxes to be applied to Companies.

At December 31, 2008 the Company has filed tax deficiency claims amounting to a total of circa Bs.8,687,183 mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Foreign Exchange Issues

At December 31, 2008 and 2007 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to



claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5,321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

As of January 22, 2008 the Company was notified about and administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance in virtue of a presumption that the Company incurred in a breach of the foreign exchange regulation in effect for the periods 1994-1996, whereas there are no receipts for selling foreign exchange to the Venezuelan Central Bank amounting to US$10,129,513. The Company and its legal advisors are of the belief that there not enough grounds for this matter and they estimate that its final resolution shall not have significant effects on the consolidated financial statements.

As of January 15, 2008 the Company was notified about and administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance in virtue of a presumption that the Company incurred in a breach of the foreign exchange regulation in effect for the periods 1994-1996 and the amount of US$3,885,051.60, equivalent to 90% of FOB value of the Customs Declaration Forms to export are pending demonstration or sale and are reflected in the corresponding export account balance. The Company and its legal advisors are of the belief that there not enough grounds for this matter and they estimate that its final resolution shall not have significant effects on the consolidated financial statements.

As of September 24, 2008 the Company was notified about and administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance in virtue of a presumption that the Company incurred in a breach of the foreign exchange


INTERPRETE
PUBLICO
87

regulation in effect for the periods 1994-1996 in regard to an import operation covered by the foreign exchange purchase which amounts to US$843,269.45.

Labor Matters

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.6,105,152 in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

3.2. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2008 and 2007.

[Letterhead of Deloitte]

REPORT BY INDEPENDENT PUBLIC ACCOUNTANTS.

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2008 and 2007 and of the consolidated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, and a summary of the significant accounting policies as ell as explanatory notes.

Responsibility of Company management about the financial statements.

The Company management is responsible for reasonably preparing and presenting these financial statements pursuant to the International Reporting Standards. This responsibility includes designing, implementing and maintaining a relevant internal control for reasonably preparing and presenting these financial statements free from material mistakes due to fraud or error; selecting and applying accounting proper policies, and accounting estimates that are reasonable according to the circumstances.

Responsibilities of the Public Accountant

Our responsibility is to give an opinion about those financial statements based on our audits. We carried out our audits pursuant to International Audit Standards. These standards require us to comply with ethical requirements and to plan and carry out the


INTERPRETE
PUBLICO
88

audit to obtain a reasonable assurance that the financial statements have no material mistakes.

An audit consists of developing procedures to obtain audit evidence of amounts and revelation in the financial statements. The procedures selected depend on the opinion of the public accountant, including the evaluation of the significant errors in the financial statements, either fraud or error. Concerning risk assessments, the public accountant considers the internal control of the Company relevant to reasonably prepare and present the financial statements in order to design proper audit procedures according to the circumstances but not with the intention to express an opinion about the effectiveness of the Company internal control. An audit also includes an assessment of the appropriateness of the accounting policies used and of the reasonability of the accounting estimations made by the management as ell as the evaluation of the entire presentation of the financial statements.

We believe that the audit evidence that we have obtained is enough and appropriate to provide a reasonable base for our opinion.

Opinion

In our opinion, the aforementioned consolidated financial statements reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2008 and 2007 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for by the International Accounting Standards.

Without stating an exception in our opinion, we make reference to that indicated in Note 1 to the consolidated financial statements. As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided early adoption of the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV).

LARA MARAMBIO & ASOCIADOS

Isaac Carreño A. (signed) Illegible.


INTERPRETE
PUBLICO

CPC No.26120 CNV No.C-891

Caracas – Bolivarian Republic of Venezuela, February 27, 2009. --------------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

FOR THE YEARS ENDED AT DECEMBER 31, 2008 AND 2007

(Stated in bolivars)

	Notes	2008	2007
ASSETS			
NON-CURRENT ASSETS:			
Properties, plant and equipment – net	2	391,188,523	397,957,005
Participations in associates and joint business	3	3,459,354	4,769,358
Total non-current assets		394,647,877	402,726,363
CURRENT ASSETS:			
Expenses paid in advance		1,064,387	816,416
Inventory – net	4	109,527,104	80,977,294
Advances to suppliers		2,658,080	1,801,026
Bills and accounts receivable – net	5	158,156,037	120,190,887
Investments available for sale	6	117,071	128,044
Cash and cash equivalent	7	42,326,103	11,161,903
Total current assets		314,208,782	215,075,570
TOTAL		708,756,659	617,801,933
SHAREHOLDERS´ EQUITY AND LIABILITIES			
SHAREHOLDERS´ EQUITY:			
Capital stock	8 & 9	69,633,596	69,633,596
Premium for issuing shares		13,405	13,405
Accrued result from translation of foreign subsidiary and joint business abroad		206,308	206,308


INTERPRETE
PUBLICO

	Note	2008	2007
Retained earnings:			
Legal reserve		6,963,360	6,963,360
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551	119,593,551
Undistributed		220,669,329	155,762,882
Non- realized result on investments	6	82,793	(672,675)
Total shareholders´ equity		417,162,342	351,500,427
NON-CURRENT LIABILITY			
Provision for severance benefits, long-term advances net		11,572,895	7,256,889
Unsecured bonds	10 & 12	37,410,000	34,200,000
Deferred income tax	12	30,992,261	34,734,819
Total non-current liabilities		79,975,156	76,191,708
CURRENT LIABILITY:			
Provision for seniority payment, short-term advances net		13,050,285	7,874,205
Unsecured bonds	10	9,340,000	-
Commercial papers	11 & 20	13,084,438	10,925,263
Short term loans	11 & 20	34,377,456	15,255,518
Dividends payable	8	2,018,672	42,225,789
Tax income payable		33,662,266	8,728,831
Accounts payable	13	106,186,044	105,100,192
Total current liability		211,719,161	190,109,798
Total liability		291,694,317	266,301,506
TOTAL		708,856,659	617,801,933

See Notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2008 AND 2007


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

(Stated in bolivars)

	Notes	2008	2007
Income for sales	14	856,634,558	540,737,010
Sales cost	15	562,109,694	418,405,033
Gross income		294,524,864	122,331,977
Cost and expenses:			
Sales expenses	15	44,529,699	40,858,899
Overheads and administrative expenses	15 & 19	35,358,924	24,982,689
Income form selling assets	2	(427,943)	(9,211)
		79,460,680	65,832,377
Income from operations		215,064,184	56,499,600
Participation in results from joint business	3	(1,310,004)	802,404
Financial costs		(21,127,299)	(7,338,490)
Financial incomes		935,726	850,632
Exchange differences – net		(84,467)	(27,226)
(Loss) earnings from swap operations with securities		-	902,083
Other income (expenditure):			
ADR commissions		(1,139,502)	(257,782)
Financial transactions tax		(6,035,705)	(2,554,009)
Others – net		9,242,566	(602,545)
		(19,518,685)	(8,224,933)
Income before taxes		195,545,499	48,274,667
Income tax	12	(38,875,052)	(5,381,490)
Net income		156,670,447	42,893,177
Net income per share:			
Basic	1	0,68	0,02
Diluted	1	0,68	0,02

See Notes to the consolidated financial statements --


INTERPRETE
PUBLICO

(Next, there is a Consolidated Statement of Movement in Equity Accounts for the years ended at December 31, 2008 and 2007 that is attached at the end of this translation)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS FOR THE YEARS ENDED AT DECEMBER 31, 2008 AND 2007

(Stated in bolivars)

	Notes	2008	2007
OPERATING ACTIVITIES:			
Net income		156,670,447	42,893,177
Adjustments to reconcile the net income with the cash provided for by operating activities:			
Exchange differences - net	20	84,467	27,226
Participation in results from joint business	3	1,310,004	(802,404)
Result from reduction in shareholders´ equity participation in joint business	3	-	407,911
Tax provision	12	38,875,052	5,381,490
Results from reducing investments available for sale		-	(21,346)
Results from disposing of properties, plant and equipment	2	-	65,275
Results from selling properties, plant and equipment	1 and 2	(427,943)	(9,211)
Financial costs		21,127,299	7,338,490
Financial income		(935,726)	(850,632)
Depreciation	2	17,937,368	18,212,896
		234,640,968	72,642,872


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
93

	Note		
Movements of working capital:			
Reduction (increase) in:			
Bills and accounts receivable		(38,325,150)	(16,189,502)
Advances to suppliers		(857,054)	(139,844)
Inventories		(25,549,810)	(14,512,555)
Expenses paid in advance		(247,971)	159,863
Increase (reduction) in:			
Accounts payable		(114,039)	(1,359,540)
Provision for seniority payment, net payment		9,492,086	5,068,506
Cash provided for operating activities		176,039,031	45,669,800
Paid interests		(20,011,875)	(6,720,039)
Collected taxes		935,726	850,632
Paid taxes		(17,684,175)	(10,597,274)
Net cash provided for operating activities		139,278,707	29,203,119
INVESTMENT ACTIVITIES:			
Reduction (increase) in investments available for sale		766,441	41,265
Sale of property, plant and equipment	2	796,667	9,211
Acquisition of property, plant and equipment	2	(11,537,610)	(2,720,480)
Net cash provided for (used in) investment activities		(9,974,502)	(2,670,004)
FINANCING ACTIVITIES:			
Increase (reduction) in short-term loans, net	11	19,121,938	(23,532,815)
Amount of commercial papers issuing	11	35,084,438	16,152,400
Amortization of commercial papers	11	(32,925,263)	(16,623,546)


INTERPRETE
PÚBLICO

Amount of long term unsecured bonds issue	10	12,500,000	34,200,000
Capital increase	8	-	14,311
Cash dividends	8	(131,971,117)	(49,471,505)
Net cash used in financial activities		(98,140,004)	(39,261,155)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		31,164,200	(12,728,040)
CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	7	11,161,903	23,889,943
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		42,326,103	11,161,903

See notes to the consolidated financial statements ---------------------------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2008 AND 2007

(Stated in thousand bolivars)

a. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Accounting Standards (IAS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS),


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, about those in effect at the time of preparing the Company consolidated financial statements for the year 2005, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS.

At date of issuing these consolidated financial statements, the following standards and constructions were issued but to be effective from January the 1st, 2009:

- IAS 23 (as amended) "Borrowing Costs" (effective from January the 1st, 2009). Amendments requires capitalization of costs by interests directly attributable to acquisition, construction or production of a classified asset (an asset that requires, necessarily, of a substantial period before being ready for its use or sale) as part of the cost of that asset. The option of borrowing costs immediately registered as expenses will be eliminated.
- IAS 1 (Revised) – "Presentation of financial statements" Revised (effective from January the 1st, 2009). The amended standard shall prohibit submission of income and expenses allowances (that is, changes in the shareholder's equity net different from those from transactions with owners) in the state of changes in shareholder's equity, requiring such to be submitted separately from changes in the shareholder's equity of owners. Any change in the shareholder's equity net different from those from transactions with owners shall be demonstrated in a performance state, although entities shall decide if submitting one performance statement (integral income statement) or two statements (income statements and


INTERPRETE PUBLICO

the integral income statement). When entities restate or reclassify their comparative information, they shall submit a balance sheet restated at the date of beginning the comparative period plus having to submit the balance sheets at the end of the current period and the comparative period. The Company shall apply IAS 1 (Revised) from January the 1st, 2009. It is possible that both the income statement and the integral income statement are presented as performance statements.

- IFRS 2 (as amended) "Share-based payments" (in effect from January the 1st, 2009). The amended standard refers to conditions of irrevocability of assignment and payments. The standard makes clear that conditions of irrevocability are solely conditions to render services and yielding. Any other type of component of payments based on shares shall not be considered as conditions of irrevocability. These components shall be included in the reasonable value at date of concession for transactions with employees and other individuals rendering similar services; same will not have an effect on the number of estimated assignments or their valuation after the date of assignment. Any payment, either by the entity or third parties, will receive same accounting treatment. The Company shall apply IFRS2 (as amended) from January the 1st, 2009.
- IAS 32 (as amended) "Financial instruments: submission and information to disclose", and IAS 1 (as amended), "Presentation of financial statements – Financial buy-back instruments and obligations from its liquidation" (in effect from January the 1st, 2009). The standard amended requires entities to classify financial buy-back instruments and instruments, or components of instruments that binds the entity to provide to a third party a participation proportional to the net assets of the entity solely in liquidation as shareholder's equity, provided that financial instruments have specific characteristics and meet specific conditions. The Company shall apply IAS 32 and IAS 1 (as amended) from January the 1st, 2009. This standard is not expected to have a significant impact on the group financial statements.


INTERPRETE
PUBLICO
87

- IAS 27 (as amended), "Consolidated and separated financial statements" (in effect from July the 1st, 2009). The revised standard requires that the effects of all transactions with the non majority participation (formerly "minority interests") are registered to equity if there is no change in control and such transactions would not result in a surplus or income and expenses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured at its reasonable value and an income or loss is acknowledged in the income statement. Company management deems applying this standard will not impact the financial information produced by the Company and its affiliates.
- IFRS 3 (as amended) "Business combinations" (in effect from July the 1st, 2009). The revised standard continues using the acquisition method for company combinations, with certain significant changes. Among others, all payments to acquire a business shall be registered at a reasonable value at the date of acquisition, and cost adjustments of the combination would depend on a contingency related to future events classified as debt further re-measured by the statement of results. The standard also established the possibility to measure, at each acquisition, the non-majority participation in the entity acquired either at its reasonable value or at a participation proportional to such acquisition in net assets of the entity acquired. All costs related to acquisition should be registered as expenses. The Company will apply IFRS 3 (as amended) prospectively to all company combinations from January the 1st, 2010.
- CINIIF 17 "Distributions not in cash made to owners" (in effect from July the 1st, 2009). Interpretation offers orientation about proper accounting treatment when the entity allocates assets different to cash as dividends for its shareholders. One of the conclusions reached by the IFRIC is that the dividend needs to be measured at a reasonable value of assets allocated and that any differences between this amount and the former book value of allocated assets shall be known in profits or losses when the entity liquidates dividends payable. Interpretation does not apply to allocation of assets that are not in cash when the


INTERPRETE
PUBLICO

asset is finally controlled by same party o parties before and after distribution (e.g. allocation of assets that are not cash among entities under common control). Another conclusion sets forth that liability for the concept of dividends shall be acknowledged on the date is dully authorized and is not subject to discretion by entity (date of declaration). The Company shall apply CINIIF prospectively from January the 1st, 2009.

The following interpretations and amendments to the existing standards have been published and are compulsory for the group accounting periods that begin from January the 1st, 2009 or further periods, but are not relevant to Company operations:

- IFRS 1 (as amended), "First-time Adoption of the International Accounting Standards" (in effect from July the 1st, 2009). The standard, as amended, allows entities that adopt for the first time this standard the use of the cost accepted of the reasonable value or the book value according to the prior accounting practice to measure the initial cost of investments in subsidiaries, entities jointly controlled or associated to the separated financial statements. The enforcement of the IFRS 1 from January the 1st, 2009 shall not have any effect in the Company financial statements.
- IFRS 8 "Operating Segment" (in effect from January the 1st, 2009). IFRS 8 replaces IAS 14 "Financial information by segment" by setting forth a "managerial approach" under which the information by segment is presented on the same base of that used for internal financial information purposes. Company management considers that this standard shall neither have any effect on the financial information generated by the Company and its affiliates nor it will become an increase in the number of reported segments reportable.
- CINIIF 15 (for its abbreviation in Spanish) "Contracts to build real estate" (in effect from January the 1st, 2009). The interpretation makes clear that IAS 18 "Ordinary income" shall be applied or IAS 11 "Construction Contracts" to specific transactions. It is likely that the IAS 18 uses a wider range of transaction. The CINIIF 15 is not relevant for group operations as all transactions related to income are registered pursuant to IAS 18 and not under IAS 11.


INTERPRETE
PUBLICO

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2007 prepared in compliance with the standards to prepare financial statements of entities were approved by the Shareholders´ Meeting on April 18, 2008. Consolidated financial statements corresponding to the year ended at December 31, 2008 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein, based on experience and other relevant factors. Final results may vary from such estimates.

These estimates are revised on an ongoing basis. Amendments to accounting estimates are acknowledged prospectively, and accounted for the effects on changes in the relevant consolidated accounts for the year in which the corresponding reviews are made. Basically, these estimates refer to:

- Losses from deterioration of certain assets (Note 3),
- Useful life of property, plant and equipment (Note 2),
- Reasonable values of financial assets and liabilities (Notes 5, 6,7, 10, 11 and 20),
- Estimated accruals payable (Note 13),
- Probability of contingencies (Notes 13 and 22),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 20).

Although these estimates are made based on the best information available at December 31, 2008 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will


INTERPRETE
PUBLICO

be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Monetary Restructuring Law*** – As of March 6, 2007 the Presidency of the Republic approved a decree with rank, value and force of monetary reconversion law with included from January the 1st, 2008 a restatement of a monetary unit to the equivalent of one thousand current bolivars (Bs1,000).

According to the aforementioned text of the decree-law, from that date prices, salaries and other rendered services of social nature as well as taxes and other amounts of national money included in the financial statements or other accounting documents, or credit titles and in general, any operation or reference stated in national currency, shall be stated in the restated bolivar.

Financial statements in par value at December 31, 2007 have been presented for comparative purposes together with those from 2008, dividing the former amounts presented by the reconversion factor of 1,000.

c. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

d. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

e. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

f. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

The following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
102

		of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

g. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:


INTERPRETE
PUBLICO

	Years
Buildings	20-40
Machinery and equipment	10-50
Automotive vehicles	3-6
Furniture, fittings and others	3-5

From new events that occurred during the year 2006, the Company evaluated the estimated financial benefits of some assets, which originated a change in the useful life of such assets.

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit obtained for the sale and the accounting value of the asset, and same is acknowledged in the results from the fiscal year.

h. Long-term assets – The Company reviews amounts in books of its long-term assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to. When a consistent and reasonable distribution basis is identified, common assets are also distributed to individual cash generating units or, in turn, to the smallest group of cash



generating units to which a consistent and reasonable distribution basis is identified.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

i. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

Payment from leasing agreements when the company acts as a lessor is acknowledged as a linear expense during the term of leasing, save in those cases when another systematic base of appointment becomes more representative to reflect more properly the pattern of leasing benefits. Contingent payments are charged as expenses during the periods they are incurred in.


INTERPRETE
PUBLICO

j. Foreign Currency –The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward initially to results from the period in which they are incurred in. Exchange differences from monetary items receivable or payable by affiliates and joint business abroad, which payment is neither included nor likely to occur in a foreseen future, which are part of the net investment of the foreign entity, are acknowledged in the consolidated financial statements as part of the accumulated result fro translation of affiliate and joint business, until disincorporating the corresponding entity.

k. Inventories – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Inventories of spare parts are valued using the average method and are acknowledged in the results of the fiscal year are consumed. Such investments are presented in the consolidated financial statements at the cost assumed, which does not exceed their recovery value. The cost assumed is equivalent to the acquisition cost less the losses



for acknowledged obsolescence, determined by the Company based on a technical evaluation.

l. ***Financial assets*** – Investments are acknowledged and cancelled in account using the accounting method at the date of the transaction, in which the aforementioned date is acknowledged: a) the asset to be received and the liability payable, and b) the annulment of the asset being sold, the acknowledgment of the eventual result from the sale or disposal by any other way, and acknowledgment of an entry receivable from purchaser. Financial assets and liabilities are initially acknowledged at their reasonable value plus the transaction costs directly attributable to their purchase, except for those classified at their reasonable value with changes in results, which are initially acknowledged at their reasonable value.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to a debtor.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets are classified as financial assets at reasonable value with changes in results, when classified as held to negotiate or, in its initial acknowledgement, have been appointed by the Company to be accounted for at their reasonable value with changes in results.

A financial asset is classified as held to negotiate if:

- It is mainly acquired in order to sell it in the immediate future;
- It is part of a portfolio of identified financial instruments that are jointly managed and to which there is evidence of a recent pattern to obtain short-term benefits; or
- It is a derivative that is neither a financial warranty agreement nor has been appointed as a hedge instrument and meets the conditions to be efficient.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
407

A financial asset different from those held to negotiate can be classified as a financial asset at reasonable value with changes in results if:

- Such significantly reduces or eliminates any inconsistency in appraisal or in acknowledgement; or
- Financial assets are part of a group of financial assets, of financial liabilities or both, which are administered and evaluated according to the reasonable value criteria, according to a documented strategy of investment or management of Company risk, and which information is internally provided on that base; or
- It is part of an agreement that has one or more implicit derivatives, and the ISFI allow appointing to the entire hybrid agreement (combined) as a financial asset or a financial liability at a reasonable value with changes in results.

Financial assets at a reasonable value with changes in results are presented at their reasonable value. Profits and losses in changes from reasonable value of these assets are acknowledged as part of the results from the period in which they are produced. Profits and losses acknowledged include any dividend or interest earned by such financial assets.

Non-derivative financial assets with a fixed maturity date, which payments are of a fixed amount or determinable, and the Company has the real intention and besides, the capacity, to preserve until its maturity, are classified as investments held until maturity. These investments are registered at repaid cost using the effective- interest method less any loss accumulated for deterioration of value acknowledged, acknowledging income through the corresponding period.

Investments available for sale are non-derivative financial assets specifically appointed as available for sale, or that are not classified as (a) loans and entries receivable (b) investments held until maturity, or (c) financial assets accounted at a reasonable value with changes in results. These investments are appraised at their reasonable value. Profits and losses from variations at a reasonable value of these investments are directly acknowledged in shareholders' equity except for losses from deterioration of value, exchange losses, which are directly acknowledged against s results from the period they are produced. When assets are disposed of or it is determined that assets have


INTERPRETE
PUBLICO
108

suffered a deterioration of value, benefits or losses previously accumulated and acknowledged in shareholders' equity are included in the results from the period. Dividends of equity instruments classified as available for sale are acknowledged in the results from the fiscal year when Company right to receive the corresponding payment is established.

Commercial accounts receivable, loans and other non-derivative accounts receivable with fixed payments or determinable, that are not negotiated in an active market, are classified as loans and entries receivable. These entries are registered at a repaid cost using the effective-interest method less any accumulated loss fro deterioration of value acknowledged. Income from interest is acknowledged using the effective interest rate, except for those accounts receivable at short-term in which its acknowledgement is considered not important.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.


INTERPRETE
PUBLICO
109

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

m. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

n. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

o. ***Bank loans and obligations, commercial papers and unsecured bonds*** – Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

p. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

q. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.


INTERPRETE PUBLICO
110

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2008 and 2007, the yearly average interest rate was 19.44% and 13.68%, respectively.
In case of unjustified dismissal or involuntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 150 days of current salary. In case of involuntary retirement, the law provides for an additional liquidation of up to 90 days of current salary based on the duration of the labor relation.

r. Provisions – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the


INTERPRETE
PUBLICO

consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 13 and 22).

Provisions are quantified considering the best information available about the consequences of the event that brings them about, and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At December 31, 2008 and 2007 the Company management has not registered significant provisions that need to be disclosed in the consolidated financial statements at those dates.

s. ***Financial liabilities and shareholders' equity*** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted.

Financial liabilities held by the Company are classified as financial liabilities at reasonable value with changes in results or as other financial assets.

Financial liabilities are classified as financial liabilities at reasonable value with changes in results when they are classified as held to negotiate or, in its initial acknowledgement, have been appointed by the Company to be accounted at their reasonable value with changes in results.

A financial liability is classified as held to negotiate if:

- The financial liability is mainly used in order to be repurchased in the immediate future;
- The financial liability is part of an identified financial instrument portfolio that is jointly managed and to which there is evidence of a short-term benefit recent pattern; or
- The financial liability is a derivative that is neither a collateral agreement nor has been appointed as hedge instrument and meets the conditions to be efficient.

A financial liability different from those held to negotiate can be classified as a financial liability at a reasonable value with changes in results if:

- That significantly eliminates or reduced any inconsistency in valuation or acknowledgement; or


INTERPRETE
PUBLICO

- Financial liabilities are part of a group pf financial assets, of financial liabilities or both, which are administered and assessed according to the criterion of reasonable value, according to a documented strategy of Company investment or risk management, and which information is internally provided on this base; or

- Financial liabilities are part of a contract including one or more implicit derivatives, and the IFRS allow for appointing the entire hybrid agreement (combined) as a financial asset or a financial liability at a reasonable value with changes in results.

Financial liabilities at a reasonable value with changes in results are presented at their reasonable value. Exchange gains or losses of the reasonable value of these assets are acknowledged against results from the period in which they are produced. Acknowledged income and losses include any interest caused by such financial assets.

Other financial assets, including loans, are initially acknowledged at their reasonable value, net of transaction costs attributable to their issue. Then, such assets are registered at a repaid cost using the effective-interest method, acknowledging the expense throughout the corresponding period.

t. ***Judicial Procedures and/or Ongoing Judicial***– At closure of the year 2008, there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

u. ***Income acknowledgements*** – Income are assesses using the reasonable value of the balancing entry, received or pending reception, arising thereof.

Income from selling finished products and other products are acknowledged when the following conditions are met:

- The Company has transferred to the significant purchaser the risks and advantages arising from holding goods;

- The Company neither keeps for itself any participation in the regular management on goods sold, to the degree usually associated to ownership, nor withholds the effective control on such goods;


INTERPRETE
PUBLICO
113

- The amount of income can be reliably measured;

- It is likely that the Company receives the financial benefits associated to transaction; and

- Costs incurred in, or about to be incurred in, in regard to transactions may be reliably measured. Income from sales are reported net of estimated returns, promotions granted, early-bird discounts, and any other discount granted.

Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts.

Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable.

Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

v. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

w. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

x. ***Balance compensation*** – Balances only compensate among themselves, and consequently, they are shown in the consolidated balance sheet for their net amount – debtor and creditor balances from transactions that, contractually or as per the law, include the possibility to compensate and are intended to be liquidated for its net amount or asset realization and to simultaneously make payments of liabilities.

y. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.


INTERPRETE
PUBLICO

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

Currently, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made. The lending differed tax is reduced by a provision for valuation at the amount estimated which is likely to be realized in the future.

z. **Net income per basic and diluted share** – Net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year (see Note 8). Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting. At December 31, 2008 shares amounted to 229,410,000 and for the year ended at December 31, 2007 the weighted average of common shares registered and outstanding is 2,035,934,496.

2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2008 and 2007 the movement of property, plant and equipment comprises (in thousand bolivars):


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2006	82,282,907	380,267,127	9,338,291	2,272,480	481,160,805
Additions	470,026	-	-	2,250,454	2,720,480
Withdrawals	-	(71,098)	(125,430)	-	(196,528)
Transfers	225,361	2,095,742	121,579	(2,442,682)	-
At December 31, 2007	89,978,294	382,291,771	9,334,440	2,080,252	483,684,757
Additions	24,096	53,611	680344	10,779,559	11,537,610
Sales	-	-	(865,653)	-	(865,653)
Transfers	432,800	7,137,511	-	(7,570,311)	-
At December 31, 2008	90,435,190	389,482,893	9,149,131	5,289,500	494,356,714
ACCUMULATED DEPRECIATION:					
At December 31, 2006	(11,143,411)	(53,291,654)	(3,211,044)	-	(67,646,109)
Charge for the year	(2,436,833)	(14,248,104)	(1,527,959)	-	(18,212,896)
Withdrawals	-	33,931	97,322	-	121,253
At December 31, 2007	(13,580,244)	(67,505,827)	(4,641,681)	-	(85,727,752)
Charge for the year	(2,488,686)	(14,448,759)	(999,923)	-	(17,937,368)
Sales	-	-	496,939	-	496,930
At December 31, 2008	(16,068,930)	(81,954,586	(5,144,675)	-	(103,168,191)
Total at December 31, 2008	74,366,260	307,528,307	4,004,456	5,289,500	391,188,523
Total at December					


116
INTERPRETE
PUBLICO

31, 2007	76,398,050	314,785,944	4,692,759	2,080,252	397,957,005

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2008 and 2007 amounts to Bs.3,382,008 and Bs.5,225,000, respectively.

At December 31, 2008 and 2007 the Company holds leasing assets amounting to Bs19,498,974 and to Bs.19,807,637, respectively, (see Note 17).

At December 31, 2008 and 2007 the Company holds assets amounting to Bs6,060,281 and to Bs.6,974,191, respectively, corresponding to properties, plant and equipment owned by a foreign subsidiary.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following:

	%	2007	2006
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – losses from deterioration		(3,515,345)	(3,515,345)
		-	-

Participation in joint business

At December 31, participation in associated companies comprises the following:

	%	2008	2007
Simco Recycling Inc.	50	-	-
Manpa Centroamérica, C.A.	50	3,459,354	4,769,358
	25.62	3,459,354	4,769.358


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

At December 31, 2008 and 2007, participation in (losses) or net earnings from investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs. (1,310,004) and Bs.802,404, respectively.

During the years ended at December 31, 2008 and 2007 the Company analyzed participation in the joint business corresponding to Simco Recycling Inc. As a result, the Company considered reducing such participation until the amount in which accumulated losses reach its investment in such business.

Combined financial statements most recently condensed are summarized as follows:

	2008	2007
Current assets	11,455	13,760
Total assets	13,675	17,749
Current liability	13,299	14,938
Shareholders´ equity	21	2,445
Total liabilities and shareholders´ equity	13,675	17,749
Net sales	19,882	21,550
Profit from operations	589	1,065
Net profit	881	1,356

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following:

	2008	2007
Raw materials	40,733,131	22,369,698
In-transit inventory	35,192,411	28,480,550
Finished products	22,986,126	15,347,715
In-process products	426,605	341,161
	99,338,273	66,539,124
Spare parts	12,927,129	19,193,754


INTERPRETE
PUBLICO

Less – provision for obsolescence	(2,738,298)	(4,755,584)
	10,188,831	14,438,170
Total inventories – Net	109,527,104	80,977,294

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

For the years ended at December 31 the movement of the provision for obsolescence is as follows:

	2008	2008
Initial balance	(4,755,584)	(3,381,920)
Provision	-	(1,373,664)
Sanction	2,017,286	-
Final balance	(2,738,298)	(4,755,584)

5. BILLS AND ACCOUNTS RECEIVABLE - NET

At December 31, the bills and accounts receivable are as follows:

	2008	2007
Commercial	114,642,782	77,412,693
Related companies (Note 18)	15,292,927	12,153,725
Employees	3,722,281	1,653,250
Sundry debtors	1,313,299	1,137,736
Income tax paid in advance (Note 12)	439,890	1,095,323
VAT – paid in excess	13,763,127	18,975,571
Tax credit VAT – Net for compensating	1,386,022	1,683,824
Guaranteed deposits	8,473,746	6,586,270
	159,034,074	120,698,392
Less – provision for doubtful accounts	(518,037)	(507,505)
	158,516,037	120,190,887


INTERPRETE
PUBLICO
419

The average credit period given to national clients ranges from 30 to 90 days, and for export clients from 1 to 180 days.

At December 31, commercial accounts receivable include amounts due to which no provisions for doubtful accounts have been established as their credit experience considers it has both varied significantly, and Company management considers that such amounts are still unrecoverable. The Company does not have collateral on these outstanding balances, which indicate an average seniority fro 0 days to 60 days, at December 31, 2008 and 2007, respectively. The seniority summary of these balances is indicated herein below:

	2008	2007
Between 0 and 60 days	17,409,907	14,436,753
Between 61 and 90 days	36,546	1,012,695
Between 91 and 120 days	657,724	-
Over 120 days	55,079	-
	18,159,256	15,449,448

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes:

	2008	2007
Initial balance	(507,505)	(1,014,483)
Provision	(10,532)	(69,406)
Sanctions	-	576,384
Final balance	(518,037)	(507,505)

Company management considers the amount in books from commercial debtor accounts and other accounts receivable close to its reasonable value. The reverse of the provision is grounded on new estimates in regard to provisioned doubtful accounts.

6. INVESTMENTS AVAILABLE FOR SALE


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
120

At December 31, the investments available for sale at short-term comprise the following:

	2008	2007
Investment and shares available for sale	117,071	219,543
Bonds available for sale	-	10,973
	117,071	128,044

Investments and shares available for sale

At December 31, investments and shares available for sale include the following:

	2008	2007
Investment portfolio	83	83
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	116,988	116,988
Corporación Forestal Venezuela, C.A.	47,817	47,817
	519,321	519,321
Less – provision for deterioration	(402,333)	(402,333)
	117,071	117,071

Non-realized result in investments

	2008	2007
Investment and shares available for sale	82,793	(672,675)

7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following:

	2008	2007
Cash and cash in banks	42,323,953	11,159,753
Bank placements	2,150	2,150
	42,326,103	11,161,903

8. SHAREHOLDERS' EQUITY

Capital stock


REPUBLICA DE VENEZUELA
121
INTERPRETE
PUBLICO

At December 31, 2008 and 2007 the capital stock of the Company amounts to Bs.22,941,000 of the capital stock comprised by 22,941,000 nominal shares of Bs.0.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.0.01 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

In Special Shareholders' Meeting held on November 14, 2007 it was approved a capital stock increase to Bs.906 by issuing 90,576 shares, with a par value of Bs.0.01 each. The capital was subscribed and paid in by one sole shareholder, generating a premium of Bs.13,405. Likewise, the change of par value of shares part of the Company capital stock of Bs0.01 to Bs.0.10 each was approved, and as a consequence, reduction of existing shares to facilitate conversion of the capital stock into strong bolivars (See Note 1b).


INTERPRETE
PUBLICO

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2008 and 2007 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following:

	2008	2007
Affiliates:		
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	829,702
Simco Recycling Inc.	(275,721)	(275,721)
	206,308	206,308

Cash dividends (stated in historical values at the date of operations)

According to the provisions of the Capital Market law in its Article 112, companies that make a public offer of its shares shall establish in its by-laws the policy of dividends so that investors are informed about the matter. Shareholders' Meetings shall decide the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the form and date it deemed convenient.

According to the aforementioned law, the Company shall allocate among its shareholders not less than fifty per cent (50%) of net income from each fiscal year after the income tax provision and the legal reserves deduced. Out of this percentage not less than twenty-five per cent (25%) shall be allocated in cash. In case the Company has an accumulated deficit, earnings shall be destined to compensate such deficit and the surplus of income shall be allocated as established above.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Clause No.16 of the Company by-Laws include the terms established in Article 112 of the Capital Market law when they state the following: "The Shareholders' Meeting shall decide about the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the form and date it deemed convenient. Dividends to be allocated among shareholders shall not be less than fifty per cent (50%) of net income from each fiscal year after the income tax provision and the legal reserves deduced. Out of this percentage not less than twenty-five per cent (25%) shall be allocated in cash. In case the Company has an accumulated deficit, earnings shall be destined to compensate such deficit and the surplus of income shall be allocated as established above. When earnings from the corresponding fiscal year are inferior to the percentage of the capital paid in as determined by the National Securities and Exchange Commission the provisions of Article 116 of the Capital Market Law will apply. The General Shareholders' Meeting of the Company will decide the amount and time to pay dividends, but it may delegate to the Board of Directors setting the payment date of dividends." Thus, Article 116 *ejusdem* sets forth that income from the fiscal year that resulted inferior to the capital paid in shall be destined to a capital increase until complying with the percentage referred to.

As of April 18, 2008 the Shareholders' Meeting agreed to decree cash dividends of Bs.0.15 per share, for a total of Bs.34,411,501. Likewise, as of October 2, 2008 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.0.25 per share, for a total of Bs.57,352,500.

As of April 27, 2007 the Shareholders' Meeting agreed to decree cash dividends of Bs.0.012 per share, for a total of Bs.27,528,113. Likewise, as of October 26, 2007 the Shareholders' Meeting agreed to decree a special cash dividends of Bs.0.022 per share, for a total of Bs.50,468,207.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At


INTERPRETE
PUBLICO

December 31, 2008 and 2007 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.6,351 thousand and Bs.100 thousand, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.152,673 thousand and Bs.214,318 thousand, respectively, at December 31, 2008 to Bs.39,066 thousand and Bs.155,663 thousand, respectively, at December 31, 2007. According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2008 and 2007 the net income includes Bs.42,630 thousand and Bs.16,717 thousand of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 5 common shares of Manufacturas de Papel, C.A. MANPA S.A.C.A. Citibank, N.A. acts as depository bank. At December 31, 2008 and 2007 outstanding ADRs is 25,041,585 and 24,693,083, respectively.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 73.69% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation.

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

At December 31, 2008 the record of foreign investment issued by SIEX indicates a foreign participation of Bs.16,905,223 at January 29, 2008.

10. ISSUE OF UNSECURED BONDS


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

At December 31, 2008 the issue of unsecured bonds in view of the currency in which they are issued and their interest rate is as follows:

	Outstanding amount	**Yearly Interest Rate (%)**
Bolivars:		
Variable interest, placed at 2008 year par value	12,500,000	19.24
Fixed interest for 6 month, placed at 2008 year par value	50,000	24.00

For the years ended at December 31, 2008 the movement of unsecured bonds:

	2008	2007
Initial balance	34,200,000	-
Issues	12,550,000	34,200,000
Final balance	46,750,000	34,200,000
Less – current portion	(9,340,000)	-
	37,410,000	34,200,000

Outstanding Unsecured bonds issued comprised four (4) series that have as maturity date December 8, September 24, 2011, October 1, 2011, October 26, 2011 and February 8, 2012; and one (1) series of the year 2008 with maturity on November 28, 2011. Unsecured bonds corresponding to Issue 2007-I will be redeemed by ten 810) quarterly payments due, equal and consecutive by the equivalent of ten per cent (10%) of the capital stock, from the seventh quarter from the date of starting the public offer of each series. Those corresponding to Issue 2008-I shall be fully redeemed upon maturity of two (2) years from the date of starting the public offer of each series.

Unsecured bonds of series 4 – Issue 2007-I issued during the year 2008 have a variable yearly rate of 19.24% that will be reviewed on a quarterly basis and same has to be equivalent to 85% of the yearly weighted average interest rate in the national market of lending operations agreed by six main commercial and universal banking institutions with a major volume of deposits provided by the Venezuelan Central Bank in the


INTERPRETE
PUBLICO

quarterly indicators bulletin, and those of series 1 – Issue 2008-I issued during the year 2008 keeps a fixed yearly rate of 24% for a six-moth (6) months and shall remain invariable until the end of the fixed interest term, from when a variable interest rate will be applied equivalent to 90% of the yearly weighted average interest rate in the national market of lending operations agreed by the main six commercial and universal banks with major volume of deposits as provided by the Venezuelan Central Bank in the six-month indicators bulletin.

Unsecured bonds issued during the year 2007 keeps an interest rate that will be reviewed on a quarterly basis and same shall be equivalent to 70% for series 1 and 2 and 75% for series 3, from the yearly weighted average interest rate in the national market of lending operations agreed by the main six commercial and universal banks with major volume of deposits as provided by the Venezuelan Central Bank in the six-month indicators bulletin.

11. ISSUE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

Issue of commercial papers

At December 31, 2008 issue of unsecured bonds based in the currency they are issued and its interest rate is as follows:

	Outstanding amount of issuance	Yearly interest rate (%)
Bolivars:		
Fixed interest	14,000,000	20.86

For the years ended at December 31, movement of issuing obligations and commercial papers comprise:

	2008	2007
Initial balance	10,925,263	11,396,409
Issues	35,991,500	24,252,400
Repayments	(32,916,763)	(24,983,600)
Final balance	(915,562)	260,054
Less- current portion	13,084,438	10,925,263


INTERPRETE
PUBLICO

Issued outstanding commercial papers include two (2) series which have March 31, 2009 and June 2, 2009 as maturity dates.

During the years ended at December 31, 2008 and 2007 issues of commercial papers generated discounts at their placement amounting to Bs.2,792 thousand and Bs.699 thousand, respectively.

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2008	2007
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	38,169,882	47,019,985

At December 31, 2008 the Company holds lines of credit with different financial institutions for Bs.196,900,000 and has available Bs.158,785,889, net of credit portfolio in effect (see Note 22) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 18% and 24% for the year 2008 and 14% and 17% for the year 2007.

12. INCOME TAX

Consolidated Tax Group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Income Tax Expense

The income tax at December 31, is detailed herein bellow:

	2008	2007
Estimated current income tax	44,040,043	16,257,028
Less:		
Rebate for investments in property, plant and equipment and other credits	(792,530)	(531,204)
Total current income tax	43,247,513	15,725,824
Adjustments acknowledged during the current year in regard to current income tax		


INTERPRETE
PUBLICO

from previous years	(629,903)	1,190,992
Deferred income tax from movement in temporary differences	(3,742,558)	(11,535,326)
	38,875,052	5,381,490

Pursuant to the aforementioned legislation, taxpayers subject to income taxes that enter into transactions with parties bound abroad shall determine their income by exports made, and their costs for goods and services acquired from parties bound abroad, according to some of the methods established in such legislation. The management carried out a survey of transfer prices required to document the aforementioned transactions, which did not reflect significant differences in regard to amounts included to determine the net tax income ended at December 31, 2007. The Company is in the process of carrying out a survey on transfer prices required to document the aforementioned transactions abroad for the fiscal year ended at December 31, 2008. At the opinion of the management and of its legal advisors, differences in the amounts included to determine the net tax income for the year ended at December 31, 2008 will not be significant.

For the years ended at December 31, 2008 and 2007 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2008		2007	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	53,244,952	34.00	16,394,571	34.00
Effects on accounting income for applying International Financial Reporting Standards	(2,383,157)	(1.52)	2,722,665	5.64
Reserve for valuation of lending differed tax	8,562,809	7.38	8.463.980	17.55


INTERPRETE
PUBLICO

Tax adjustment for inflation	(4,140,775)	(15.42)	(22,893,681)	(47.48)
Other non-deductible expenses	1,716,994	1.10	3,176,596	6.59
Other non-taxable income	(333,241)	(0.21)	(2,205,291)	(4.57)
Effects of rebate for investment in property, plant and equipment and other credits	(792,530)	(0.51)	(277,350)	(0.58
Tax expenses and tax rate applicable to income as per the books	38,875,052	24.82	5,381,490	11.15

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item.

Income tax payable and to be recovered

At December 31, 2008 and 2007 the credit balances with the Tax Administration related to income tax amounts to Bs.33,662,266 and Bs.8,728,831, respectively.

In March 2007, the Company got the approval from recovering withholdings shown in the Account balance not discounted from the tax fees of Value Added Tax amounting to Bs.3,600 thousand and Bs.6,212.9 thousand, approximately, by Resolutions No.0780066125 and No.0780066127, respectively, both on March 30, 2007 issued by the National Integrated Service of Tax Administration (SENIAT). In the aforementioned resolutions it is agreed transfer of the aforementioned amounts, from its Accumulated VAT Withholding Account pending Discount to the Tax Credit Account, in order to compensate against the Income Tax Return of Body Corporate corresponding to the fiscal year ended at December 31, 2006 and the Estimated Income Tax Return to Body Corporate corresponding to the fiscal year ended at December 31, 2007 respectively.


INTERPRETE
PUBLICO

In March 2007, the Company obtained approval to recover withholdings shown in its Account Balance not discounted from tax quotas from the Value Added Tax for the amount of Bs450 thousand, by Resolution No.0780066123 of March 30, 2007 issued by the Tax Administration Service (SENIAT). The aforementioned resolution agreed transferring the aforementioned amount from its Accumulated VAT Withholding Account pending Discount to the Tax Credit Account of Turbogeneradores Maracay, C.A., a related company, for the purposes of its compensation against the Income Tax of Body Corporate, corresponding to the related company fiscal year ended at December 31, 2006. Transfer of these tax credits was agreed between parties for Bs.423 million, producing a loss of Bs.27 million registered in the results from the fiscal year.

In July 2007, the Company requested the Tax Administration Service (SENIAT) recovery of tax credits the company owns to the Bolivarian Republic of Venezuela for the concept of withholdings in excess in matters of Value Added Tax, for a total amount of Bs.14,907 million as Value Added Tax withholdings became higher than the tax quota of periods from July 2006 to January 2007, which could not be discounted in the further three periods. The aforementioned tax credit will be used to compensate, according to Article 49 of the Organic Tax Code for obligations due to Final Income Tax Return generated n the fiscal year ended a December 31, 2007. On November 5, 2008 a scope writ identified as 0022395 was filed with SENIAT in order to modify the amount and time of the requested reimbursement, initially the amount required amounted to Bs.14,907 thousand and included the tax periods from July 2006 through January 2007. With this new writ the amount requested amounted to Bs.12,896 thousand and corresponds to the periods July 2006 to December 2007.

In July 2007, the affiliate Transporte Alpes, C.A. requested the Tax Administration Service (SENIAT) recovery of tax credits the company owns to the Bolivarian Republic of Venezuela for the concept of withholdings in excess in matters of Value Added Tax, for a total amount of Bs.463.9 million as Value Added Tax withholdings became higher than the tax quota of periods from August 2006 to January 2007, which could not be discounted in the further three periods. The affiliate is carrying out the necessary management to obtain approval to transfer the aforementioned tax credit of


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Manufacturas de Papel, C.A. (MANPA) that is compensated against the Income Tax corresponding to the period ended at December 31, 2007. In May 2008, the SENIAT approved reimbursement request made to affiliate Transporte Alpes, C.A. that amounted to Bs.463.9 thousand corresponding to tax periods August 2006 to January 2007. This tax credit was assigned to Manufacturas de Papel, C.A. (MANPA) S.A.C.A, which was compensated in payment of the estimated tax return on the income tax of the fiscal year 2008.

Balance of deferred income taxes

At December 31, 2008 the deferred taxes of assets and liabilities are composed of the following:

	Balance at the beginning	Charges to results	Final balance
Temporary differences:			
Differences based on property, plant and equipment	57,201,878	(13,997,008)	43,204,870
Income for leasing based on cash	101,815	277,046	378,861
Differences based on cash and cash equivalent	-	4,614,509	4,614,509
Base differences on investments	(5,041,420)	(1,172,528)	(6,213,948)
Base differences on inventory	(25,652,632)	8,174,876	(17,477,756)
Provisions	(1,248,104)	(2,613,629)	(3,861,733)
Accumulations and reserves (labor contributions)	(651,005)	(419,376)	(1,070,381)
	24,710,532	(5,136,110)	19,574,422
Tax losses and others transferable fiscal credits unused			
Tax losses carryforwards	(1,538,522)	79,593	(1,458,929)
	23,172,010	(5,056,517)	18,115,493


INTERPRETE
PUBLICO

Provision for valuation of deferred income tax	11,562,809	1,313,959	12,876,768
Provision of income tax valuation deferred active	34,734,819	(3,742,558)	30,992,261

At December 31, 2007 the deferred taxes active and passive are composed as follows:

	Balance at the beginning	**Charges to results**	**Final balance**
Temporary differences:			
Differences based on property, plant and equipment	67,819,342	(10,617,464)	57,201,878
Income for leasing based on cash	702,833	(601,018)	101,815
Base differences on investments	(4,107,506)	(933,914)	(5,041,420)
Base differences on inventory	(19,164,597)	(6,488,035)	(25,625,632)
Provisions	(476,228)	(771,876)	(1,248,104)
Accruals and reserves (work contributions)	(405,994)	(245,011)	(651,005)
	44,367,850	(19,657,318)	24,710,532
Tax losses and other unused tax credits carryforward			
Tax losses carryforward	(1,192,104)	(346,418)	(1,538,522)
Fiscal credits carryforward	(4,430)	4,430	-
	43,171,316	(19,999,306)	23,172,010
Provision for valuation of deferred lending income tax	3,098,829	8,463,980	11,562,809
	46,270,145	(11,535,326)	34,734,819

Deferred income tax unrecognized assets

Pursuant to the tax law in effect, the Company may carryforward operating tax losses different from those resulting from the tax adjustment for inflation, up to three (3) years following the fiscal year they are incurred in. The non-compensated deductible tax effect


INTERPRETE
PUBLICO

from the tax adjustment for inflation may be carryforward until the year following the fiscal year they are incurred in. During the year 2008, the consolidated affiliate Trasnporte Alpes, C.A. used one carryforward fiscal loss from the former years amounting to Bs.1,119,372, generating tax benefit of Bs.380,586.

13. ACCOUNTS PAYABLE

At June 30, 2009 and for the years ended at December 31, 2008 and 2007 accounts payable are comprised as follows (in bolivars):

	2008	2007
Commercial	59,252,880	85,991,426
Related parts (Note 18)	6,448,999	2,764,874
Others	8,178,149	4,624,941
VAT withheld from third-party, payable	1,095,299	1,035,823
Accumulated expenses payable	31,210,717	10,683,333
Financial transaction tax	-	9,795
	106,186,044	105,100,192

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 120 days and that for national ones ranges between advances and 35 days, respectively.

The Company holds license agreements with different providers. At December 31, 2008 and 2007 the Company has registered in results for the use of such licenses Bs.2,484,627 and Bs.2,359,594, respectively. Such agreements set forth, among others, the following conditions:

a. Payment of royalty percentage on net sales of licensed products.
b. Deductions allowed for calculation of royalties include: sales returns according to gross sales percentage established in contracts; and taxes on sales and discounts per volume.
c. In case of delays in payment, interest should be paid at the highest rates allowed by the law.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

d. The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, licensee shall acknowledge the expenses arising from such audit.

At December 31, 2008 90% of contracts were due; and Company management has no intention to renew such contracts.

Company management considers that the amount in books of commercial creditors is close to its reasonable value.

14. INCOME

At December 31, income is comprised as follows:

	2008	2007
Sales of goods	846,778,613	534,894,679
Income from leasing	6,854,498	3,905,840
Income from services	3,001,447	1,936,491
	856,634,558	540,737,010

15. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances:

	2008	2007
Depreciation and amortization	17,937,368	18,212,896
Cost of inventory acknowledged in results	327,699,286	277,426,947
Employee benefits	161,157,516	90,749,702

16. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2008, taking into account, on one part, the


INTERPRETE
PUBLICO

nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

In the fiscal years 2008 and 2007, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at:

At December 31, 2008

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Local sales	389,905,900	435,301,149	11,402,893	-	836,609,942
Export sales	5,281,667	14,742,949	-	-	20,024,616
Sales among segments – local	-	-	18,098,555	(18,098,555)	-
Sales among segments – export	133,544	1,004,750	-	(1,138,294)	-
Total income	395,321,111	451,048,848	29,501,448	(19,236,849)	856,634,558
Costs and expenses	325,491,742	311,175,675	23,968,090	(19,065,133)	641,570,374
Operating results	69,829,369	139,873,173	5,533,358	(171,716)	215,064,184
Participation in results from joint-business companies	-	-	-	-	(1,310,004)
Financial income	-	-	-	-	935,726
Financial expenses and others	-	-	-	-	(19,144,407)
Results before taxes	-	-	-	-	195,545,499
Results after taxes	-	-	-	-	156,670,447
..Depreciation	8,440,739	8,002,134	1,494,495	-	17,937,368
Capital investments	3,007,432	7,059,617	735,022	-	10,802,071
Balance sheet					
Assets					
Assets per segment	341,838,591	291,441,889	51,583,492	(27,054,588)	657,809,384
Assets per corporate					


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

segments	-	-	32,025,052	-	32,025,052
Participation in associated companies	3,459,354	-	-	-	3,459,354
Undistributed corporate assets	-	-	15,562,869	-	15,562,869
Total consolidated assets	345,297,945	291,441,889	99,171,413	(27,054,588)	708,856,659
Liabilities					
Liabilities by segments	67,148,330	54,426,137	9,782,606	(27,054,588)	104,302,485
Liabilities by corporate segments	-	-	59,517,667	-	59,517,667
Undistributed corporate liabilities	-	-	127,874,165	-	127,874,165
Total consolidated liabilities	67,148,330	54,426,137	197,174,438	(27,054,588)	291,694,317

At December 31, 2007

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	257,561,849	255,381,960	6,554,928	-	519,498,737
Export sales	7,937,465	13,300,808	-	-	21,238,273
Sales among segments – local	-	-	12,676,594	(12,676,594)	-
Sales among segments – export	217,492	1,212,168	-	(1,429,660)	-
Total income	265,716,806	269,894,936	19,231,522	(14,106,254)	540,737,010
Costs and expenses	259,330,716	221,523,743	17,196,480	(13,813,529)	484,237,410
Operating results	6,386,090	48,371,193	2,035,042	(292,725)	56,499,600
Participation in results from joint-business companies	-	-	-	-	802,404
Financial income	-	-	-	-	850,632
Financial expenses and others	-	-	-	-	(9,877,969)
Results before					


INTERPRETE
PUBLICO

taxes	-	-	-		48,274,667
Results after taxes	-	-	-	-	42,893,177
..Depreciation	8,259,504	8,221,767	1,731,625	-	18,212,896
Capital investments	1,683,475	566,980	470,025	-	2,720,480
Balance sheet					
Assets					
Assets per segment	279,914,997	260,952,878	53,718,230	(24,662,066)	569,924,039
Assets per corporate segments	-	-	-	-	34,278,422
Participation in associated companies	4,769,358	-	-	-	4,769,358
Undistributed corporate assets	-	-	-	-	8,830,114
Total consolidated assets	284,684,355	260,952,878	53,718,230	(24,662,066)	617,801,933
Liabilities					
Liabilities by segments	77,207,450	27,469,612	5,423,852	(18,183,977)	91,916,937
Liabilities by corporate segments	-	-	-	-	100,043,373
Undistributed corporate liabilities	-	-	-	-	74,341,196
Total consolidated liabilities	77,207,450	27,469,612	5,432,852	(18,183,977)	266,301,506

17. OPERATING LEASING

The Company as lessor

At December 31, 2008 and 2007 income from leasing property amounted to Bs.6,854,498 and Bs.3,905,840, respectively.

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to five (5) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2008 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas:


INTERPRETE
PUBLICO

	2008	2007
Less than a year	6,853,498	4,528,921
Up to two years	16,652,280	2,942,446
More than two years	23,963,120	3,780,000
	47,468,898	11,251,367

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

18. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the years 2008 and 2007 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in thousand of bolivars):

	Purchases		Sales	
	2008	2007	2008	2007
Turbogeneradores Maracay, C.A. (Servicio de Energía Eléctrica)	20,583	8,472	-	-
MANPA Centroamérica, C.A. (Inventory)	-	-	5,282	3,693
Simco recycling, Inc. (Inventories)	9,295	3,682	-	-
Corporación Industrial de Energía, C.A. S.A.C.A. (Administrative Services)	-	-	39	18

The following balances receivable and payable were product of these transactions and of other of lesser importance:

	2008	2007
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	4,188,326	6,086,103
Simco Recycling, Inc. (joint business)	8,030,605	4,838,785
Turbogeneradores Maracay, C.A. (1)	4,292,173	2,171,764
Agroindustrial Mandioca, C.A. (associated company)	1,069,911	834,450
Corporación Industrial de Energía, C.A.		


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

S.A.C.A.	359,389	296,534
Agropecuaria Mandioca, C.A. (associated company)	-	-
	17,943,404	14,227,636
Less – provision for doubtful accounts	(2,650,477)	(2,073,911)
	15,292,927	12,153,725
Account payable:		
Simco Recycling, Inc. (joint business)	6,448,999	2,764,874
	6,448,999	2,764,874

(1) This company is affiliate of Corporación Industrial de Energía, C.A. S.A.C.A.

At December 31, 2008 and 2007 the Company decided to create a provision for doubtful accounts amounting to Bs.1,582 thousand and Bs.2,074 thousand, respectively, corresponding to the portion of accounts receivable to Simco Recycling, Inc. higher to accounts payable by such company that the management deems cannot be recovered in the future. During the year ended at December 31, 2008 the Company decided to create a provision for doubtful accounts amounting to Bs.1,070 thousand, corresponding to accounts receivable by Agroindustrial Mandioca, C.A.

At December 31, 2008 and 2007 the Company has not given warrantees to financial entities on account of related companies.

19. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2008 to the Board of Directors for this concept amounted to Bs.435 thousand and (Bs.305 thousand for the year 2007.)

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2008 and 2007 amounted to Bs.46 and Bs.38, respectively. The income paid for the concept


INTERPRETE
PUBLICO
144

at December 31, 2008 amounted to Bs.1,636 thousand and Bs.1,355 thousand for the year 2007.

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2008 for the 56 persons of the Company with executive responsibilities (administrators) amounted to some Bs.12,266 thousand (Bs.9,186 thousand in 2007 for 46 persons).

Compromises for insurances and other concepts

After-employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which cost is responsibility of the Company. The amount charged to results for this concept in the year 2008 amounted to Bs.133,000 approximately (Bs.73,000 in the year 2007).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2008	2007
Short-term remuneration to administrators	10,229,946	7,727,269
After-employment severance benefits	2,035,941	1,459,045
Remuneration to the Board of Directors	2,070,459	1,660,000

20. FINANCIAL INSTRUMENTS

Management of Capital Risk

The Company manages its capital stock to assure that group entities can continue with operating companies, whereas return to their shareholders is maximized through optimization of indebtedness balances and shareholders´ equity. The Company strategy has been constant since 2006.

The capital structure of the Company is constituted by indebtedness (loans), cash and cash equivalents, and shareholders´ equity allocated to shareholders.

Net indebting index

Company management considers reasonable a net indebting level from 30% to 35% determined as the proportion between indebting and equity.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
142

At December 31, the net indebting comprised the following:

	2008	2007
Debt (loans)	94,211,894	60,380,781
Cash and cash equivalents	43,326,103	11,161,903
Total debt net	51,885,791	49,218,878
Equity attributable to shareholders	417,162,342	351,500,427
Net indebting index	12%	14%

Categories of financial instruments

At December 31, Company financial assets and liabilities include:

	2008	2007
Financial assets:		
Bills and payable accounts	158,516,037	120,193,887
Cash and cash equivalents	42,326,103	11,161,903
Investments kept at due	83	83
Investments available for sale	116,988	127,961
	200,959,211	131,483,834
Financial liabilities:		
At repaid cost	94,211,894	60,380,781
	94,211,894	60,381,781

At date of the financial statements, there are no significant concentrations of credit risk in regard to those entries. The aforementioned value represents the maximum credit risk exposure for such loans and entries receivable.

Financial Risk Management

The Company is continuously exposed to credit risks, liquidity risks and market risks from the variation of the exchange rate, the interest rate and of prices. These risks are administered through specific policy and procedures set forth by the Board of Directors. The Finance Directorate constantly monitors these risks through periodical reports that allow for evaluating the levels of exposure to which the Company is in, and issues quarterly management reports for the attention of the Board of Directors.

Credit Risk


INTERPRETE
PUBLICO

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of cash and cash equivalent, investments in other financial assets and commercial accounts receivable.

In order to mitigate risk exposure to credit risk in cash and its equivalents, the Company has adopted the policy of making its operations with entities of acknowledged solvency in the national and international market.

Credit risk exposures related to investments in other financial assets are limited due to risk classifications of issuers of such financial instruments.

Accounts receivable from clients are mainly represented by sales made to Distributors, which have demonstrated an excellent credit history during its commercial relationship with MANPA. Accounts receivable from main clients at December 31, 2008 and 2007 represent 50.41% and 47.48%, respectively.

Liquidity Risk

The Company Board of Directors is the main responsible for managing the liquidity risk, which has established policies and procedures in regard to short, middle and long-term indebtedness. The Company, by the Finance Head Office, administers the liquidity risk by monitoring the cash flow and maturity of its financial assets and liabilities.

At December 31, the contractual maturity of non-financial liabilities of the Company is as follows (non-discounted amounts including interest earned):

At December 31, 2008

	Average effective interest rate %	1-3 months	3 months – 1 year	1-5 years	Total
2008:					
Financial instruments at a variable rate	17%	34,377,456	9,340,000	37,410,000	81,127,456
Financial instruments at a	18.5%	5,694,813	7,389,625	-	13,084,438


INTERPRETE
PUBLICO

fixed rate					
		40,072,269	16,729,625	37,410,000	94,211,894
At December 31, 2007:					
Financial instruments at a variable rate	13.5%	15,255,518	-	34,200,000	49,455,518
Financial instruments at a fixed rate	7.5%	6,043,216	4,882,047	-	10,925,263
		21,298,734	4,882,047	34,200,000	60,380,781

Reasonable value of financial instruments

Except for that indicated herein below, the Company management estimates that the book value of those financial instruments registered at a repaid cost is close to its reasonable value:

	Book value	
	2008	2007
Financial liabilities:		
Loans, unsecured bonds at a variable interest rate and commercial papers at fixed rates	94,211,894	60,380,781

Market risk

The Company is exposed to a variation of the foreign exchange, of the interest rates and of prices. The greater part of Company sales are addressed to the local market whereas part of the costs is in dollars. Therefore, variations between the local inflation rate and the devaluation rate may impact operating margins.

Exchange Type Risk

From 2003, the National Executive and the Venezuelan Central Bank have entered into several Foreign Exchange Agreements which set forth the regime to administer foreign currency and the foreign exchange rate that will rule the operations established in such


INTERPRETE
PUBLICO

agreements. From that date on, the Commission to Administer Foreign Exchange (CADIVI for its abbreviation in Spanish) is in charge of coordinating, managing, controlling and establishing the requirements, procedures and restrictions needs to execute such agreements. At date, CADIVI has issued several rules related to registration, guidelines, requirements and conditions related to the regime to administer foreign exchange.

Pursuant to the foreign exchange legislation in effect, individuals or body corporate importing, exporting, incoming or outgoing foreign exchange, to or from the territory of the Bolivarian Republic of Venezuela amounting to more than ten thousand U.S. dollars (US$10,000.00) or its equivalent in other foreign currency, are bound to declare before the administration authority in foreign exchange matters the amount and nature of the corresponding operation or activity, except for the securities issued by the Bolivarian Republic of Venezuela and acquired by individuals or body corporate, among others.

The Company has been running the formalities necessary to have foreign currency aimed at paying its obligations in foreign currency form importing goods and services and dividends. For these operations, the average official exchange rate and that of closure for the years ended at December 31, 2008 and 2007 has been kept steady at Bs.2.15US$1.

Likewise, pursuant to the aforementioned legislation, some purchase-sale operations of securities issued by the Bolivarian Republic of Venezuela has been entered into to cover payment of part of its obligations in foreign currency, and to reduce impact of exposure to the foreign exchange risk above indicated.

Obtaining the foreign currency necessary to make operations in foreign currency carried out by the Company during the regular course of its business will depend on: (1) approval of records and requests filed with the relevant institutions; (2) availability of foreign currency that will be established by applying the aforementioned Standards; and (3) actions by the Company to have access to the necessary foreign currency not requested before the corresponding institutions, or those which requests have been rejected by such institutions.

Below monetary assets and liabilities in foreign currency at December 31 are shown:


INTERPRETE
PUBLICO

	(in thousand US$) 2008	2007
Assets:		
Cash and temporary investments	5,409	4,538
Commercial accounts receivable	1,894	1,826
Accounts receivable to related companies	3,554	4,208
Guaranteed deposits	1,541	3,063
Advances to suppliers and sundry debtors	111	567
	12,509	14,202
Liabilities:		
Commercial accounts payable	12,169	31,362
Accounts payable to related companies	1,515	1,671
Accumulated expenses payable and others	9,376	435
	23,060	33,468

Company management considers reasonable a 20% of the sensitivity rate in evaluating the risk of the exchange rate. Below there is a sensitivity analysis, assuming a devaluation of the official exchange rate equivalent to the aforementioned rate, exclusively on the abovementioned lending and borrowing monetary balances shown:

	2008	2007
Reduction in:		
Net income of the year	148,861,114	34,608,797
Net shareholder's equity	409,353,009	343,216,047

Interest Rate Risk

The risk of the interest rate is managed through a conservative indebtedness policy, which includes obtaining a balanced indebtedness at fixed and variable interest rates. Financial instruments are subject to Company at risk of the interest rate are reflected in the liquidity risk section on this same note.

Company management considers a 5% variation reasonable in assessing the risk of interest rates. Below there is the sensitivity analysis assuming an increase in the interest


INTERPRETE
PUBLICO

rate equivalent to the above-mentioned rate, and that financial liabilities subject to variable rates would have maintained through the period:

	2008	2007
Reduction in:		
Net income of the year	151,959,852	39,876,638
Net shareholder's equity	412,451,747	348,483,888

Other Price Risks

As of February 6, 2003 the National Executive decreed a price control on first need goods and services among which some products produced by the Company are included.

The Company management analyzes and makes the corresponding requests with the relevant authorities to make the necessary adjustments to their product prices under the terms established by regulations.

21. GOVERNING LAWS

Enabling Law

Enabling Law

As of February 1, 2007 the National Assembly approved a Law authorizing the President of the Republic to order decrees with rank, value and force of law in a group of appointed matters, for a period of eighteen (18) months from publication of the aforementioned Law in Official Gazette of the Bolivarian Republic of Venezuela. According to the text of the aforementioned Law, matters subject to this authorization include, among others, diversity of topics in areas of Transformation of Sate Institutions, Popular, Economic and Social, Financial, Tax and Energetic Participation.

Tax on Financial Transactions

In the framework of the Enabling Law granted to the President of the Republic, the Extraordinary Official Gazette of the Bolivarian Republic of Venezuela No.5852 as of October 5, 2007 was published Decree No.5620 with Rank, Value and Force of Law on Tax on Financial Transactions of Body Corporate and Financial Entities without Legal Status.


INTERPRETE
PUBLICO

The Decree sets forth an aliquot of 1.5% on the amount of each debit in account or operation for the following transactions held by body corporate, financial entities who no legal status (such as communities, irregular partnerships or de facto and consortium), and those classified as special subjects and legally related to them, for payment (compensation, novation and debt writing off) made without financial institutions mediating:

i. Debts in bank accounts, correspondent accounts, deposits in custody or in any other type of deposits on demand, liquid asset funds, fiduciaries and in other financial market funds or in any other financial instrument, made in banks and other financial institutions.
j. Transfer of checks, securities, deposits in custody paid in cash and any other negotiable instrument from the second endorsement.
k. Acquiring cashier's checks.
l. Lending operations made by banks and other financial institutions.
m. Transferring values in custody among different holders, even though there is no disbursement through an account.
n. Paying debts without mediation of the financial system, for payment or other means for extinguishing debt.
o. Debts in accounts part of the privately organized payment system, not operated by the Venezuelan Central Bank and different from the National Payment System.
p. Debts in accounts for transbordering payments.

There are exempted from the aforementioned tax, among others: 1) public entities with or without business purposes; 2) debts generating purchases, selling and transfer of custody in securities issued or supported by the Republic or the Venezuelan Central Bank as well as debts or withdrawals related to capital liquidation or interests of such; 3) fund transferring operations carried out by the holder among his/her accounts, in banks or financial institutions established and domiciled in the country (it does not apply to accounts with more than one holder); and 4) debts or withdrawals made to the accounts of the Bank Clearing House.



INTERPRETE
PUBLICO

This Decree shall be effective from November the 1st, 2007 to December 31, 2008. As of June 12, 2008 Official Gazette of the Bolivarian Republic of Venezuela No.38951, Decree No.6165 issued by the National Executive, which repeals the aforementioned law.

22. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26,000.

System of Temporary Admission for Improving Assets

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise for temporary admission operations to improve assets. At December 31, 2008 bonds pending release in favor of the Treasury amounted to Bs.39 thousand.

According to the provisions set forth in the Organic Customs Law and its regulations as well as in the Regulation about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with fine equivalent to the total value of merchandise.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2008 the open letters of credits for these concepts amount to US$10,146 thousand (Bs.21,814 thousand).

Contingencies

Tax Matters

At December 31, 2008 there were subjects to review by the tax authorities for the last four years in regard to the main taxes to be applied to Companies.

At December 31, 2008 the Company has filed tax deficiency claims amounting to a total of circa Bs.8,687,183 mainly for the concept of income tax, business asset tax and value


INTERPRETE
PUBLICO

added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Foreign Exchange Issues

At December 31, 2008 and 2007 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5,321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

As of January 22, 2008 the Company was notified about and administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance in virtue of a presumption that the Company incurred in a breach of the foreign exchange regulation in effect for the periods 1994-1996, whereas there are no receipts for selling foreign exchange to the Venezuelan Central Bank amounting to US$10,129,513. The Company and its legal advisors are of the belief that there not enough grounds for this matter and


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

they estimate that its final resolution shall not have significant effects on the consolidated financial statements.

As of January 15, 2008 the Company was notified about and administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance in virtue of a presumption that the Company incurred in a breach of the foreign exchange regulation in effect for the periods 1994-1996 and the amount of US$3,885,051.60, equivalent to 90% of FOB value of the Customs Declaration Forms to export are pending demonstration or sale and are reflected in the corresponding export account balance. The Company and its legal advisors are of the belief that there not enough grounds for this matter and they estimate that its final resolution shall not have significant effects on the consolidated financial statements.

As of September 24, 2008 the Company was notified about and administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance in virtue of a presumption that the Company incurred in a breach of the foreign exchange regulation in effect for the periods 1994-1996 in regard to an import operation covered by the foreign exchange purchase which amounts to US$843,269.45. The Company and its legal advisors are of the belief that there not enough grounds for this matter and they estimate that its final resolution shall not have significant effects on the consolidated financial statements.

Labor Matters

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.6,105,152 in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

3.3. National Securities and Exchange Commission Resolution No.016-86 as of January 27, 1987.

National Securities and Exchange Commission

Resolution No.016-86 as of January 27, 1987


INTERPRETE
PUBLICO

a) Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2008 and 2007 and the interim financial statements for the period ended June 30, 2009.

(In thousand US$)

	6/30/2009	2008	2007
Assets:			
Cash and temporary investments	6,031	5,409	4,538
Commercial accounts receivable	-	1,894	1,816
Accounts receivable related companies	4,821	3,554	4,208
Guaranteed deposits	1,541	1,541	3,063
Advances to suppliers and sundry debtors	4,853	111	567
	17,246	12,509	14,202
Liabilities:			
Commercial accounts payable	7,911	12,169	31,362
Accounts payable related companies	4,390	1,515	1,671
Accumulated expenses payable and others	87	9,376	435
	12,388	23,060	33,468
Net Position	4,858	(10,551)	(19,266)

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

The accounts of inventory, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, except for the entries of depreciation of fixed assets and amortization of deferred charges and added value of investments.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
153

c) In addition to the original cost of inventories, fixed assets and investments separately indicate the amount of adjustments made to the corresponding accounts due to difference in capitalized exchange.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and has not made any adjustment for those concepts of exchange differences.

d) Types of exchange used to convert balances into foreign currency.

Transactions in foreign currency are registered at the current exchange rate at the date of the operation. Balances in foreign currency have been registered at the following exchange rates:

At the closure at December 31, 2007: BsF. 2.15 * US$

At the closure at December 31, 2008: BsF. 2.15 * US$

At the closure at December 31, 2009: BsF. 2.15 * US$

e) The amount of earnings or losses as per exchange fluctuation

For the term between 01-01-09 to 06-30-09 and for the years 2008 and 2007 the exchange income or loss stated in Strong bolivars is as follows:

June 30, 2009	December 31, 2008	December 31, 2007
Exchange loses	Exchange loses	Exchange earnings
(779,517)	(84,467)	(27,226)

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At June 30, 2009 and at December 31, 2008 and 2007 there are no charges.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment are presented at the attributed cost less depreciation and any acknowledged loss for deterioration of the value. Depreciation is calculated based on the straight-line method on the remaining useful life estimated by the Company and technical studies supported by independent experts.


INTERPRETE
PUBLICO

Replacements or renewal of full items that increase the useful life of assets in discussion, or their financial capacity, are accounted as higher number of assets with the further withdrawal of items replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to results as they are incurred in.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets as follows, understanding that the land lots on which buildings and other constructions are built have an indefinite useful life and, therefore, are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Fitting and furniture and others	3-5

For the period from 1/1/09 and 6/30/09 and for the years 2008 and 2007 the charge for the concept of depreciation expenses of the fixed assets stated in thousand bolivars is the following:

June 30, 2009	December 31, 2008	December 31, 2007
9,161,659	17,937,368	18,212,895

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

3.4. Financial relations

INDICATOR	Closure at 6/30/09	Closure at 12/31/08	Closure at 12/31/07
AC/ PC	1.44	1.48	1.13
Efect./ PC	0.49	0.20	0.006
PC/ Pat.	0.70	0.51	0.54
PC/ Pat	0.91	0.70	0.76


INTERPRETE
PUBLICO

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

3.5. Reports by the Risk Classifying Companies

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (212) 905.6383

Risk Classification Report. Summary Sheet.

Caracas – Venezuela. September 2009.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Commercial Papers. Issue No. 2009-I Amount: BsF.70,000,000.00

Denomination: In Bolivars Term: 15 and 360 days

Issue approved by the General Shareholders' Meeting held on April 24, 2009.

Category: A Sub-category: A1 Date of report: September 11,2009

Most recent financial statements: At 6/30/08 (non audited)

Next review: In six (6) months.

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in the economy."

Definition of A1 Sub-Category: "It refers to instruments with little investment risk, as they show an excellent capacity to pay capital and interests, under the conditions and terms agreed upon. At the criteria of the classifier, it is believed that there is no possibility that changes expected in the issuing entity, in the financial sector this belongs to or in the running of the economy in general, increase the instrument risk under consideration."

For the Qualifying Board:

Otto Rivero (signed) Illegible.

César Mendoza (signed) Illegible.

Bernardo Alvarado (signed) Illegible.

Grounds for qualification:

- During the FY08, Manpa income experienced a significant growing (+58.4%) compared to the FY07, increasing again during the first semester of the FY09

(+31.4%) in regard to the same period of the former fiscal year. The change in operating structure that Manpa started from the second quarter of the FY08, let it obtained significant savings with which the operating margin reached a solid 25.1%, keeping at a high level during the first semester of the FY09 (21.9%).

- The higher operating profitability levels and net of business have increased payment by Issuer. Liquidity levels show an improvement, product of a cash generation from business operations, derived from a higher operating profitability and a higher rotation of accounts receivable. Manpa keeps a high proportion of cash in the outstanding assets in order to face adverse industry cycles. At 06/30/09 Cash and cash equivalents cover 1.1x the short-term financial debt net represented by a low percentage of sales by the Issuer and its equity.
- Coverage of interests is quite comfortable, 11.5x being at closure of the FY08 (12.0x during the first semester of 2009). At closure of the FY09, the financial debt has increased from BsF94.2 million to BsF177.2 million, respectively. Nevertheless, such debt represents a low percentage of sales from the Issuer and its equity. It is important to point out that Manpa keeps a high cash portion in the current assets in order to face industry adverse cycles, with which the net financial debt represents a low percentage of sales by the Issuer and its shareholders´ equity.
- Funds from placing the Commercial Paper Program up to the amount of BsF70,000,000.00 is fully destined to finance the work capital. The low volatility of results from Manpa during the series analyzed, even in years of contraction of the internal demand such as 2002 and 2003, favored perception of the low risk by the Issuer.
- No additional factors were found in the environment that can be considered a real threat to the solvency of the Issuer, such as: customs protection of imported raw materials, contingencies from pending trials, guarantees and collaterals granted to third parties; sales concentrations.

Perspective of Sector:


INTERPRETE
PUBLICO

Manpa is mainly devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished products of industrial, commercial, domestic, school and office use. Main plants are in Maracay, Aragua State. In 2008, 29% of Manpa production was sold in paper reels whereas the remaining 67% was converted and sold as finished product; 97% of such sales were to the national market.

In 2008, the Venezuelan economy started showing signs of desacceleration. This is evidenced in the lesser growing rate of the GIP (+4.8%) compared to that registered the former year (+8.4%). This desacceleration is mainly based on the lesser growing rhythm the non-oil activity is going through, which grew 5.1%, a level far below the increase registered in the previous year (+9.5%). This desacceleration is evidence din the performance of the construction sector, which GIP showed an increase of only 7.1% during 2008 (13.3% in 2007). The performance of the non oil sector, and specially that of construction, has been impacted by the monetary policies enforced by both the National Executive and the Venezuelan Central Bank to control inflation from the third quarter of 2007 (restriction on monetary liquidity and an increase in the interest rates), directly impacting private consumption, which growing rate fell 11.6 percentage points during 2008 in regard to previous year. On its part, the oil activity was favored by the increase in oil prices. This did not reach the current activity levels from the year 2000, last year of expansion before the strike.

During the first semester of 2009, the desacceleration of the financial activity deepened, registering a 1.0% contraction. The oil activity registered a drop of 4.6% vs. an increase of 2.0% during the same period from previous year. On its part, the non-oil activity dropped 0.1 vs an increase of 6.6% during the first semester of 2008. The manufacturing sector was contracted 4.6%, a significantly lesser level to the growing registered during the same period from former year (3.1%).

The current global crisis that triggered in the U.S.A. from problems related to high-risk loans has spread out to the rest of economy, restraining access to credit that have affected levels of financial activity. The recession that began in the main world


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

economies has weakened prices of raw materials, mainly those from the energy sector, metals and certain agricultural items. Although these tendencies have impacted the financial performance of emerging economies, it is important to point out that during the second quarter of 2009 the U.S. and Europe securities market recovery, as a consequence of a dessaceleration of contraction, has generated expectations of an improvement in the actual economy. Nevertheless, there is still great uncertainty about duration and the strength to recover world economy.

In the Venezuelan case, the average quotation of the oil export basket, after reaching the record figure of 129.35US$/barrel in July 2008, experienced a strong decrease, as a consequence of the dessaceleration of the energy demand of the U.S. and the main world economies, reaching 31.55 US$/barrels in December 2008. The high oil prices in effect until July 2008 together with the election processes conditioned the high public expenses, both for budgeting and not budgeting, favoring growing of monetary liquidity, and low interest rates prevailing in the market until the third quarter of 2007, which favored growing of the private consumption.

From the third quarter 2007, the BCV together with the National Executive adopted several economy measures aimed at controlling growing of monetary liquidity and the impact of this latter on private consumption and inflation. Among the measures adopted it is important to point out that withdrawal of public funds from the private banking to State-owned banks and the compulsory 20% deposit with the BCV of remittances received in bolivars, which together with delays in the enforcement of the national budget by the Executive impacted on the increase of financing costs, thus affecting growing of private consumption that has become the core engine of economy. During the first quarter of 200, the BCV made the decision to increase the borrowing lending rates to a minimum 13% and lending up to 33%, as a measure to control consumption and therefore inflation. From April the 1st, 2009 the lending interest rate was adjusted up to 32%. At the beginning of June 2009, the BCV announced a reduction of the interests rates, setting the lending rates up to 29%.

The higher income from foreign currency has allowed accumulating international reserves that together with the foreign exchange imposed after closure of the foreign



exchange market in January 2003 has given a higher stability to the foreign exchange. Growing of imports in 2007 and 2008, in regard to the level of international reserves shows deterioration in the capacity to pay the State to guarantee payments of imported goods. Thus, international reserves, after covering 1.28x and 1.15x the import value in 2005 and 2006, respectively. During the first quarter of 2009 the BCV transferred to the government from its reserves a surplus of US$12.5 million, with which international reserves were placed at approximately US$29.0 million at June 30, 2009. Resources were transferred to the National Development Fund (FONDEN for its abbreviation in Spanish) and will be allocated for investment projects.

Apparent consumption of Paper Reels (MT)

Type of Paper	2005	2006	2007	2008
Printing/ Writing	78,467	147,894	175,700	155,042
Packs/ Wrapping	28,262	33,155	16,608	18,916
Hygienic	156,252	188,830	215,498	224,012
Total:	262,981	369,879	407,806	397,970

Source: Apropaca

In 2004, with the beginning of the financial expansion cycle, recovery of consumption of this type of reels was of 54% exceeding in the item of Printing and Writing the levels of 2001. This behavior reflects a tendency during foreign exchange restriction periods, to the local conversion of reels instead of imports of final products. By streamlining the delivery of foreign currency by CADIVI, in 2005 the consumption of reels of Packs and Wrapping and of Printing and Writing contracted again. Nevertheless, in 2006 the apparent consumption of paper reels experienced a recovery of 41% mainly boosted by the consumption of reels from the Printing and Writing segment, which increased 89%. The consumption of reels of Packages and Wrapping grew 18% and that of Hygienic paper continued its expansion 21%. During the 2007, the higher level of financial activity was reflected in an expansion of reel consumption from the item of printing and writing (+19%), thus reaching the higher consumption level of the last 10 years. Consumption of reels of Packages and Wrapping was contracted (-50%), thus giving rise to import of final products. On its part, consumption of Hygienic paper continued its expansion


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

(+14%) in 2007 due to the natural protection it has against import of finished ~~products~~ (carriage becomes onerous due to weight and volume of converted product). With the desacceleration of activity in 2008, consumption of reels from Printing and Writing segment was contracted (-12%). On its part, consumption of reels for Packages and Wrapping and for Hygienic paper registered a growing behavior (+14% and +4%, respectively). Favored by delays in granting foreign exchange by CADIVI to import of final products.

Type of Paper	2005	2006	2007	2008
Printing/ Writing	50,615	72,754	76,615	71,930
Packs/ Wrapping	16,224	14,322	15,673	17,926
Hygienic	148,560	161,434	164,657	167,379
Total:	215,399	248,510	256,945	257,235

Source: Apropaca

With the recovery of the economic activity and of the consumption in 2004, the production of reels manufactured by the Issuer expanded 54%. All items had a positive performance: Printing and Writing (+36%); Packages and Wrapping (+27%); Hygienic Paper (+108%). In 2005, the production of Hygienic paper continued expanding as opposite to Packs and Wrapping and Printing and Writing which production was reduced. In 2006, manufacturing of Printing and Writing and Hygienic Paper segments experienced a growing of 44% and 9%, respectively. On its part, production of reels from Packages and Wrapping experienced a new contraction (-12%). During 2007, reel production for the Printing and Writing segment was lesser (+5%) compared to 2006. On its part, production corresponding to Packages and Wrapping segment increased 9% and 2% that of Hygienic Paper. The lesser consumption registered during the 2008 impacted production of Printing and Writing paper, which was contracted 6%. Nevertheless, production of Packs and Wrapping and that of Hygienic Paper kept its growing tendency (+14% and 2%, respectively).

Import of Paper Reels (MT)

Type of Paper	2005	2006	2007	2008
Printing/ Writing	47,092	75,856	99,303	83,283




INTERPRETE
PUBLICO

Packs/ Wrapping	12,038	18,973	935	990
Hygienic	22,743	36,173	51,830	57,391
Total:	81,873	131,002	152,068	141,664

Source: Apropaca

In 2004, with the reactivation of the financial economy, imports of Printing and Writing as well as from Packs and Wrapping increased +64% and +49%, respectively, showing a tendency to local conversion of reels in periods of foreign exchange restrictions. As mentioned above, in 2005 by making more dynamic the delivery of foreign currency by CADIVI, import of finished products increased for these two items, thus reducing the import of reels. In 2004 and 2005, import of Hygienic paper contracted as local producers recovered their natural market. In 2006, this tendency is reverted and imports of the Hygienic paper segment increases (+59%). Import of printing and writing paper rallied (+61%) as Packages and Wrapping (+58%). By the end of 2006, the Ministry of Light Industries and Trade (MILCO for its abbreviation in Spanish) issued a Resolution listing those goods, raw materials and consumables not manufactured in the country for the purpose of authorizing the necessary foreign exchange to import part from CADIVI. This measure has not meant a lack of encouragement to paper import. In this connection, during 2007 both imports from Printing and Writing segment and those from Hygienic paper increased 30.9% and 43.3%, respectively. On its part, imports of Packages and Wrapping dropped 95%. Nevertheless, during 2008 paper imports of printing and writing experienced a strong contraction, estimated by 16%. On its part, imports of segments Packages and Wrapping and Hygienic paper grew 6% and 11%, respectively.

Export of Paper Reels (MT)

Type of Paper	2005	2006	2007	2008
Printing/ Writing	19,240	716	218	171
Packs/ Wrapping	0	140	0	0
Hygienic	15,051	8,777	989	758
Total:	34,291	9,633	1,207	929


INTERPRETE
PUBLICO
162

Source: Apropaca

The overvaluation of the Bolivar and the delays of the Government to pay the draw-back have affected export of paper. In 2005, when the exchange rate was unaltered, exports contracted again (-31.3%). From 2006, the overvaluation of the bolivar and the reappearance of the problem of paying the "Draw Back" have impacted performance of the export activity of paper producers, which show a contraction of exports of 71.9% in 2006, 87.5% in 2007 and 23.0% in 2009, respectively, being today practically intangible. It is estimated that from 2009 the drop in oil income keep pressuring the National Budget and the balance of payments, which will likely lead to a cut of the public expenses and bind the Government and the BCV to make tax and foreign exchange adjustments in view at finding other financing from the National Budget. It is considered a devaluation of the official exchange rate in the short-term, higher inflexibility of the current foreign exchange system as well as a readjustment of current tax schemes, which will pressure internal price levels and internal interest rates. If regulation on interest rates at the same current levels is kept, the local banking shall assign loans at the maximum rate allowed (24%) and will restrict disbursements to those clients based on the reciprocity their clients kept with their banking relations.

Under this scenario, projections are limited by the sector where the Issuer acts characterized by lower growing rates of the sector, high interest rates, less consumption, the constant threat of imports and the lack of competitively of exports. Regarding the items of Printing and Writing as well as Packs and Wrapping, the main competition of Manpa comes from imports and replacing products like plastic in sacks. In regard to Hygienic paper, the main competitors are "Papeles Venezolanos, C.A." and the multinational "Kimberley-Clark". In this item, Manpa has a higher participation in papers B and C whereas its competitors in papers A and B.

Financial Analysis

Profitability.

During the last six fiscal years, the Issuer shows a solid operating margin. Manpa has carried out significant cost-reduction programs, focusing on the paper business. In 2002, although a strong contraction of the demand, the devaluation of the Bolivar


INTERPRETE
PUBLICO

favored exports and boosted competitiveness of local products in front of imports. The results, although inferior to last year, were highly positive. In 2003, the virtual closure of Venepal together with difficulties to obtain foreign currency to import, favor even more the local manufacturer. Manpa operating margin as its sales increased again despite the strong contraction of the economy. In 2004, with the recovery of the demand, Manpa had a solid operating margin and kept a positive tendency for its profitability (ROA and ROE). In 2005, Manpa results were impacted, though kept at solid levels, due to the increase in imports, the weakness of product prices, the entry of the new competitor (Invepal) and a slight price increase of raw materials. In 2006 operating results had a slight reduction due to the sustained increase in the price of raw materials but keeping solid levels. During the FY07, higher sales level means a recovery of the operating and net margin. During the first semester of the FY08, the Issuer had an operating restructuring that allowed it to improve the production process and to increase production, generating significant savings. Consequently, the operating profitability and net margin of Issuer reached the maximum levels of the analyzed series. As a consequence the operating and net margin reached the maximum levels of the analyzed series. During the first quarter of 2009 the operating margin is reduced in regard to same period of previous year, although to quite solid levels. Such reduction was produced by the higher cost associated to the increase of labor liabilities and to delays in the nationalization of raw material. These results have to improve even more at closure 2009, considering that the second semester of the year is the most favorable period for Manpa due to the seasonal nature of Printing and Writing paper sales.

Indebtedness. In the FY02, the coverage index dropped slightly due to the strong increment of interest rates, product of the instability of the foreign exchange that characterized that year. From the FY03, with the exchange control, local interest rates have progressively dropped. Manpa has used its cash surplus to paying the debt. At closure of the FY04, cash and cash equivalents exceeded the financial debt. With the excellent operating results, the interest coverage was of 37 times. In the FY05, the net financial debt became positive due to the high cash dividends paid by the Company. With the operating results more adjusted, coverage was reduced although it is still


INTERPRETE
PUBLICO

comfortable (16 times). In 2006, the net financial debt remains positive representing, however, low percentage of income from sales and equity of Issuer. At closure of the FY07 and the first semester of the FY08, the higher operating profitability levels increased coverage of interests that are maintained at quite comfortable levels (11.5 times). At closure of the semester of 2009 coverage of interests was kept at quite comfortable levels (12.0 times). It is expected that Manpa cash flow comfortably covers the financial load.

Solvency and Liquidity. During the FY02, as a result of the exchange instability and of the contraction in the demand, higher inventories of finished product and raw materials accumulated, these latter with their corresponding accounts payable in foreign currency were accumulated. Liquidity and the acid test suffered a significant reduction. Both indexes have strengthened since then, with a higher rotation of inventories of finished products (that has more than compensated the higher accumulation of raw materials) and the fastest payment of accounts payable, showing comfortable figures at the FY04. During the FY05, the higher accumulation of finished products and in-transit inventory reduced liquidity in regard to the previous fiscal year. In the FY06 liquidity levels diminished due to a significant increase in outstanding commercial papers and of a higher financing with suppliers. At closure of the FY07 liquidity levels improved due to a higher operating profitability and a significant reduction of the short-term financial debt. At closure of the first semester of the FY08, liquidity levels showed a significant improvement, product of higher profitability levels and of the increase in accounts receivable generated by higher income. Increase in rotation of inventory has favored behavior of acid test. In the composition of outstanding asset, the Issuer keeps high cash proportion in order to face adverse industry cycles. At closure of the first semester of 2009 cash position is significantly increased, product of a greater generation of cash surplus. At 06/30/09 cash and cash equivalents cover 1.1x the short-term financial debt.

Efficiency. The concentration in the paper business improved the use of assets until the year 2001. For FY02, the efficiency indexes were damaged since sales remained basically constant while current values of fixed assets were considerably increased with devaluation. From the FY06 recovery of indexes is an answer to a better sales


INTERPRETE PUBLICO

performance, which keep their tendency during the FY08 and the first semester of the FY09.

Sensitivity to the Environment. During the last fiscal years, Manpa was characterized by a short dollar position product of a significant accumulation of commercial accounts payable in foreign currency and to an ongoing drop in exports that have refrained Manpa from generating the necessary foreign currency to cover its needs of raw materials. At closure of the FY08 and at 06/30/09 there is a significant reduction of balances in accounts payable in foreign currency mainly due to an accelerated policy payment to foreign suppliers (payment at sight or at 30 days) in order to speed releasing processes of quotas of letters of credit to import. Moreover, the decrease in imported raw materials has impacted in the lesser accumulation of accounts payable. At 06/30/09, the entire financial debt of Manpa is contracted in bolivars, which may increase its exposure to local interest rate fluctuations. In any case, the coverage of current and expected interests is quite comfortable, which will allow to absorb the impact of any fluctuation in the rates. Manpa operating leverage is low (reducing volatility of operating results): the raw material represents nearly 70% of the production cost and variable costs reach 78%.

Selected Indexes and Figures	June 09	June 08	Dec 08	Dec 07	Dec 06
Profitability (%)					
Operating margi21.9n	21.9	24.4	25.1	10.4	8.5
Net margin	23.9	19.4	18.3	7.9	7.0
Net income/ Shareholder's Equity (ROE)	*56.9	*40.4	37.6	12.2	7.8
Net income/ Total Assets (ROA)	*29.8	*22.5	22.1	6.9	4.9
Indebtedness (times)					
EBITDA/ Net interests	12.02	12.87	11.54	11.52	10.75
Net financial debt/ Net sales	*0.06	*0.14	0.06	0.09	0.06
Total Liabilities / Shareholder's Equity	0.91	0.80	0.70	0.76	0.59
Current liabilities/ Total Liabilities	0.77	0.71	0.73	0.71	0.78


INTERPRETE
PUBLICO

Financial debt/ Total Liabilities	0.46	0.30	0.32	0.23	0.22
Cash and cash equivalents/ Short-term financial debt	1.09	0.79	0.75	0.43	0.48
Net financial debt (thousand Bs.F)	32,169	55,491	51,769	49,219	25,676
Solvency and liquidity (times)					
Liquidity (current assets/ current liabilities)	1.44	1.32	1.48	1.13	1.11
Acid test	1.21	1.02	0.97	0.71	0.74
Rotation of accounts receivable	-	-	7.39	6.91	6.61
Rotation of inventories	10.12	8.45	5.13	5.17	5.11
Cash and temporary investments/Current assets	0.34	0.12	0.14	0.05	0.12
Efficiency (times)					
Net sales/ Total assets	*1.25	*1.16	1.21	0.88	0.71
Net sales/ Fixed assets	*2.65	*1.98	2.19	1.36	1.05

*Annualized results from the semester for comparative purposes.

Note: The results correspond to the financial statements of the Issuer prepared according to International Financial Reporting Standards (IFRS).

WARNING: This report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.

Fitch Ratings Latin America Corporate

Characteristics of Issuance

Issuer: MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Identification of Issue: PC-2009-I

Type of issue: Commercial Papers

Amount: Up to BsF.70 million

Yielding: Set at issue

Term: 15 and 360 days


INTERPRETE
PUBLICO

187

Risk: A1

Category: "A" corresponds to those instruments having a good capacity to pay capital and interests in the terms and conditions agreed, which shall not be affected by eventual changes at the issuer, in the sector or area to which this belongs to, or in the economy. Only in extreme cases, the risk of the qualified instrument may be slightly impacted.

Sub-category "A1" refers to instruments with little investment risk, as they show an excellent capacity to pay capital and interests, under the conditions and terms agreed upon. At the criteria of the classifier, it is believed that there is no possibility that changes expected in the issuing entity, in the financial sector this belongs to or in the running of the economy in general, increase the instrument risk under consideration.

Periodicity of Review: This report will be reviewed after one hundred eighty days from the beginning of the public offer or when Fitch Venezuela S.A. is aware of facts that may significantly alter the risk level of the securities issued.

Use of Funds: Funds from this issue of Commercial Papers at Bearer will be 100% used to cover the needs of the Work Capital, understanding as such, the difference between Accounts receivable plus inventories less Accounts payable. This difference is normally originated by the existing imbalance among purchasing of raw materials, their processing and transformation into finished products, selling products and further collection.

Authorization for issuance: Issuance was approved by the General Shareholders' Meeting held on April 24, 2009.

Processed Information:

1. Consolidated financial statements from issuer for the term 2004-2008.
2. Interviews with company executives.
3. Reports by FITCH Ratings Ltd.

Classification support: Financial analysis of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. published in September 2009.

Carlos Fiorillo (signed) Illegible.

Pedro El Khaouli (signed) Illegible.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
168

Hilario Ramírez (signed) Illegible.

September 2009

"This classification does neither mean recommendation to purchase, sell or keep a security nor a guarantee of payment of security, but a valuation on the probability that the capital stock itself and its yielding are timely paid."

www.fitchvenezuela.com ---

Fitch Ratings. Corporate

Paper and Forest Products. Venezuela. Credit Analysis.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (MANPA)

Classifications	
Long-term national	AA+(ven)
Short-term national	F-1+(ven)
Issue PC-2008-I	A1
Issue OQ-2007-I	A2
Issue OQ-2008-I	A2
Issue PC-2009-I	A1

Financial Information

MANPA

(M VEF)	06/30/09 (UDM)*	12/31/02
Total assets	812.273	708.857
Shareholders' equity	425.433	417.462
Income	977.512	856.635
EBITDA	250.408	233.002
Total Debt	177.152	94.212

* Unaudited figures

Analysts

Jorge Yanes +58 212 286 3844 jorge.yanes@fitchratings.com

Hilario Ramírez +58 212 286 3232 hilario.ramirez@ fitchratings.com

Foundations



- Classification given to Manpa indicates its solid competitive market position in the local paper market, the proper production of operating cash flow, its conservative leveraging indicators, coverage and liquidity. On its part, classifications also incorporated a reduced EBITDA company margin.
- Manpa has kept a solid market position at a national level, being that in Hygienic paper (the most important segment part of its sales). This represents the second company within such market with a participation of 36%.
- Provided the reduced EBITDA registered by MANPA up to the year 2007, when compared to the average of other paper regional-integrated companies, from April 2008 the company management centralized distribution of all its products through the same companies carrying out distribution for hygienic products in order to improve their margins. Even though this change conveys a concentration risk of company sales, this is mitigated by long term business relations MANPA has with its distributors.
- Thus, at closure of June 2009 and on a yearly basis, the company EBITDA margin is kept at proper levels. The increase in EBITDA partially compensated the increase in the financial debt; therefore, the company keeps proper leveraging indicators, being that at June 2009 the relation total debt adjusted to EBITDA was 0.7 times. Likewise, the company registered solid liquidity and coverage indicators, which exceed the average of other issuers in Venezuela.
- Hereinafter a lesser dynamism in sales volume within a context of proper EBITDA margins and in company cash will be registered, additionally pointing out the maintenance of short-term debt issues in the local market. Leveraging and coverage indicators would slightly deteriorate in the short-term even when placed at proper levels and according to the classifications assigned.

Risk Classifying Key Elements

Classifications assigned may increase if advances recently observed at cash flow level are kept, which result in an improvement of leveraging and coverage indicators. Likewise, classifications would adversely be impacted by major regulatory pressures that reduce the capacity to generate company cash flow.


REPUBLICA DE VENEZUELA
170
INTERPRETE PUBLICO

Profile

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. was established in the year 1950, devoting to production and conversion of paper tissue for packages and wrapping, printing and writing as well as school products, mainly to the local market.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. was established in the year 1950, devoting to production and conversion of paper tissue for packages and wrapping, printing and writing as well as school products, mainly to the local market, and one part of its production is destined to the Caribbean islands and Central America.

The company mainly belongs to a company group with industrial activities in Venezuela from early the XX century, and currently has additional operations in the non-regulated sales sector of electric power. Company shares are registered with the "Bolsa de Valores de Caracas" and listed ADR's in the OTC market.

Presentation of accounts: The financial statements audited by Lara Marambio y Asociados (Deloitte) were considered for this report and presented based on the International Accounting Standards (IAS), after early adoption of the aforementioned accounting principles according to the resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission. These financial statements do not incorporate the effect for inflation as realized by other Venezuelan issuers.

In addition, during the year 2007, the National Government decided to carry out a monetary restructuring process which bases were established in the Monetary Restructuring Law published in Official Gazette No.38617 of February the 1st, 2007. Such law sets forth that form January the 1st, 2008 the monetary unit has to be restated to the equivalent 1,000 bolivars of those existing until the year 2007. In this connection, to prepare a report, Fitch will refer to the values stated in national currency as "Strong Bolivars" and, when applies, it will place in parenthesis the figure stated in bolivars in effect until the year 2007.

Operations

MANPA is currently a company that manufactures paper and products from a high degree of integration, as its operations are mainly from: a) Producing raw material (pulp) by processing recycled fibers; b) Manufacturing paper reels, and c) Converting paper,


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
171

mainly packing and wrapping paper, reams, four-quires of letter paper and continuous forms, hygienic paper as well as school and office products.

Within its integrated production structure, MANPA has a plant for manufacturing dyeing paste (pulp) used as raw material in paper manufacturing processes. The plant has a yearly production capacity of 38,400 MT, providing part of the needs of company raw materials. This plant uses recycled fibers, both national and imported, highlighting that these latter are provided by an affiliated company in the United States.

Taking into account sales distribution, a significant portion of sales is made by finished products with higher added value as only a fourth part corresponds to paper reels destined to converting companies manufacturing paper to print and write as well as to pack and wrap.

The company sales volume has registered an erratic behavior during the last 5 years, pointing out the significant reduction observed during the year 2003 by the drop in financial activity levels (-8%). Even when during the year 2004 the sales level in MT showed a growing tendency by increasing the actual Gross Internal Product associated to the higher internal public expenses for the last year, the least devaluation of the bolivar favored relative prices of imported products. The foregoing made that in the year 2005 sales volume registered a drop of 10% in regard to the previous year. Nevertheless, this behavior was not uniform in all MANPA product segments. On its part, from the year 2006, the growing of the financial activity and greater restrictions to access foreign currency that limited imports of paper products have favored MANPA sales volume, mainly in the case of segments such as printing and writing, an packages and wrapping.

It is important to firstly point out the segment of hygienic paper comprised by napkins, facial paper, sanitary napkins and hygienic paper. This segment represented a 40% average of sales volume in the last 5 years, representing the main business segment of MANPA as it represented 63% of EBITDA generated by the company in the year 2008. These products register less sensitivity in front of changes to financial activity levels, provided its condition of massive consumption products as sales tendency is closely related to population growing, mainly in the case of hygienic paper. During the year


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

2008, the segment volume was placed to 57,797 MT and was kept relatively stable when compared to the year 2007, although volume enhanceent in the local market, a reflection of the adverse impact of overvaluation of the bolivar in regard to the dollar when it comes to exports.

During the first 6MFY09 ended at June 30, 2009 a reflection of a lesser reduction in market participation, segment sales volume has experienced a reduction of 3% in regard to same period of the previous year to reach 29,280 MT.

Distribution is essential for sales of this segment as the company has exclusive independent distributors to cover the several sales points of these products at a national level. This has determined a relative sales concentration at a distributor level, as this is partially mitigated by the seniority of the commercial relation, pointing out that at a final customer level income is fragmented. In the case of other divisions, distribution was made up to the year 2008 through independent third parties with no exclusivity, managed by the company sales area. This structure involved distortions in regard to prices (prices different from discounts based on customers, the season or the geographic area) and therefore to company margin.

Nevertheless, based on the favorable experience in the distribution scheme by the hygienic paper division from the second quarter of the year 2008, the company management decided to make distribution of products of the rest of divisions through the same companies making such distributions for hygienic paper products. In addition to advantages related to distribution under a scheme of exclusivity, these companies are in charge of product transportation, manage sole prices for each article and eliminate the concept of "school season" conveying discounts for sales related to the beginning of the school year in Venezuela. On the other part, this new scheme meant a reduction in operating expenses as the sales area was eliminated. It is importnto to point oout that the aforementioned changes have improved company contribution margins from the year 2008 (see *Financial Performance*).

Also, it should be pointed out that product distribution addressed to the industrial sector is continuously carried out directly by the company.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Moreover, the segment of reels for printing, writing and packaging is the second in importance within the sales volume, represented an average 30% for the last 5 years even when it represents a fifth of company income from its minor investments of added value in regard to other products. In this case, MANPA prepares an intermediate product used as raw material by companies converting notebooks, bags, sacks and reams, mainly. Sales of these products show a higher sensitivity in front of variations in the actual gross internal product. Nevertheless, the evolution of the foreign currency type and its effect on competitiveness of national products compared to those imported, is a determining factor in sales of converting companies and therefore in volume of reels dispatched by MANPA. Thus, during the year 2008, although the increase in financial activity levels, reel sales were reduced 16% in a stability context of the foreign exchange.

During the first 6MFY09, the lesser dynamism showed by the internal economy impacted sales volume of this segment when compared to same period of the year 2008, reflecting in a stability of it sales volume that was partially compensated by the favorable operation of reels and finished school and office products.

Exports have represented a reduced portion of company sales (3% of sales volume for the year 2008) and are mainly constituted by product sell of the segment of hygienic in the Caribbean market made through an affiliate situated in Trinidad and Tobago. Likewise, MANPA sells school products in the Central American market through an affiliate situated in Costa Rica.

MANPA has several licenses to use images of people with deep tradition in the child and adolescent public, increasing competitiveness of school products. These licenses are negotiated with reduced periodicity. Nevertheless, from the year 2008, the company has started a process of purging several licenses in order to reduce operating expenses.

The main consumable used by MANPA is represented by pulp, which requirements are partially covered by its own processing plant of recycled fibers. However, the greater part of its needs of raw materials are provided by foreign companies, mainly situated in South American countries that allow it for using the advantages granted by international agreements like ALADI (see *Regulatory Aspects*), as the company keeps favorable and


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

broad commercial relations with its suppliers. It is important to point out that pulp prices in international markets have kept a decreasing tendency in the last twelve months, a factor that would favor company margins in the short-term.

Strategy and Competitive Position

MANPA has kept a solid position in the national market in its more important segment (hygienic paper), currently reaching according to the information provided by the management, a participation of 36%; Papeles Venezolanos, C.A. (Grupo Kruger) standing out as a leader in this company segment. This market positioning is a consequence of investments made to plant in order to carry out the necessary technology improvements to obtain competitive products as well as the broad distribution network it has at a national level.

Within the printing and writing sector, MANPA holds a market participation of 50% whereas in the packaging and wrapping segment, the company represents the main manufacturer of such products with a participation of 39%, highlighting the significant participation of imported products.

In addition, MANPA has focused more recently to reduced plant investments aimed at improving efficiency in using raw materials to increase margins and to compensate price controls on a reduced portion of its products and the slight growing tendency in pulp prices.

From the financial viewpoint, the company strategy will be oriented to issue debt bonds at both short-term and long-term in the capital market aimed at reducing financial expenses and increasing its flexibility in managing work capital.

Regulatory Aspects

Hygienic paper products (mainly MANPA sales segment) are price regulated by the authorities. Specifically, from the year 2003, as a strategy to reduce inflation pressure by the government, a long list of goods and services commercialized in the country are subject to price regulation. Hygienic paper of all kinds is part of that list. Nevertheless, manufacturers of these products have a broad product portfolio, which mitigates the impact on price control.


REPUBLICA DE VENEZUELA
175
INTERPRETE
PUBLICO

In addition, for the second time in a 10-year period the National Executive decreed enforcing an exchange control (February 2003), thus limiting foreign currency operations in this market. Such measure not only limits the free access to foreign currency but also demands selling income from the export activity to the Venezuelan Central Bank, imposing numerous barriers to the free performance of the private company in Venezuela. Such a situation may result in some of the following effects on Venezuelan companies: a) Difficulties in managing purchases of raw materials or products abroad; b) Possible delays in paying the financial or commercial debt in foreign currency; c) Impossibility to continue managing contracts in foreign currency with clients at a national level; and d) Limitations to repatriate dividends to shareholders abroad.

Taking into account that the greater part of consumables used by MANPA are imported, the company has taken certain measures to minimize the impact from foreign exchange control imposed by the National Executive since February 2003 when registering its commercial debt with the entity in charge of administering the foreign exchange control system (CADIVI) as well as to take advantage of the ALADI agreement to obtain foreign currency to purchase raw materials (see *Operations*). Although currently the authorization process and liquidation of foreign currency is being carried out with delays, it is important to point out that the eventual delays that may occur during such process would prevent from timely obtaining the foreign currency required by the Venezuelan companies. This may eventually result in an operating impairment of such companies. On its part, it is important to point out that acquiring foreign currency for minor imports like spare parts and small machinery by the company is being carried out through operations with bonds from the debt of the Bolivarian Republic of Venezuela, as it has been occurring in the case of minor imports as spare parts and small machinery.

Financial Performance

Manpa, as a consequence of its proper cash flow, registers conservative leveraging and coverage indicators, keeping values according to the classification provided. Thus, the increase in EBITDA during the year 2008 as a consequence of higher margins associated to changes in distribution scheme (see *Operations*), produced a reduction in


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

the total debt adjusted to EBITDA up to 0.4 times. On its part, coverage of financial expenses was placed 11 times, increasing when compared to the year 2007.

Taking into account the proper maturity profile of the company financial debt, MANPA keeps proper liquidity indicators. At closure of December 2008, the EBITDA relation to debt service reached a value of 3 times, a value deemed conservative.

Thus, at closure of June 2009 and on a yearly basis, the company EBITDA margin is kept at proper levels. The increase in EBITDA partially compensated the increase in the financial debt; therefore, the company keeps proper leveraging indicators, being that at June 2009 the relation total debt adjusted to EBITDA was 0.7 times. Likewise, the company registered solid liquidity and coverage indicators, which exceed the average of other issuers in Venezuela.

Hereinafter a lesser dynamism in sales volume within a context of proper EBITDA margins and in company cash will be registered, additionally pointing out the maintenance of short-term debt issues in the local market. Leveraging and coverage indicators would slightly deteriorate in the short-term even when placed at proper levels and according to the classifications assigned.

Financial Summary – Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

(Strong Bolivars, fiscal years ended at December 31)

Financial summary	UDM	June-09	2008	2007	2006	2005
Profitability						
Operating EBITDA		250,407,545	233,001,552	74,703,285	57,398,226	62,990,315
Operating EBITDAR		250,407,545	233,001,552	74,703,285	57,398,226	62,990,315
EBITDA margin (%)		25.62	27.20	13.82	13.24	16.79
EBITDAR margin (%)		25.62	27.20	13.82	13.24	16.79
FGO Return / Adjusted capitalization (%)		40.06	44.47	16.66	15.31	7.66
Free margin of funds flow (%)		2.18	(0.49)	(4.25)	2.26	(7.93)


REPUBLICA DE VENEZUELA
177
INTERPRETE
PUBLICO

Return on average shareholders´ equity (%)	45.73	40.76	11.62	7.47	8.37
Hedges					
FGO/Gross financial interests	10.24	10.76	9.35	10.31	7.76
Operating EBITDA/ Gross financial interests	10.62	11.03	10.18	8.86	13.50
Operating EBITDAR/ (Financial interests + rentals)	10.62	11.03	10.18	8.86	13.50
Operating EBITDA/ Debt service	1.60	2.99	2.23	1.02	1.15
Operating EBITDAR/ Debt service	1.60	2.99	2.23	1.02	1.15
FGO/ Fixed charges	10.24	10.76	9.35	10.31	7.76
FFL/ Debt service	0.29	0.22	(0.47)	0.29	(0.46)
(FFL + Cash and common investments)/ Debt service	1.21	0.76	(0.13)	0.72	0
FGO / Capital investments	17.41	12.07	10.73	25.90	2.22
Capital and indebtedness structure					
Total adjusted debt / FGO	0.73	0.41	0.88	0.74	1.38
Total debt with assimilable to shareholders´ equity /Operating EBITDA	0.71	0.40	0.81	0.86	0.79
Total net debt assimilable to equity /Operating EBITDA	0.13	0.22	0.66	0.44	0.40
Adjusted total debt / Operating EBITDAR	0.71	0.40	0.81	0.76	0.79
Implicit financial cost (%)	17.71	27.33	13.35	13.02	14.07
Guaranteed debt / Total debt	-		-	-	-
Short-term debt / Total debt	0.75	0.60	0.43	1.00	1.00


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Balance					
Total assets	644,478.1		617,801.9	615,102.6	616,349.7
Cash and common investments	33,818.9		11,289.9	24,109.5	24,928.6
Short-term debt	42,493.1		26,180.8	49,566.3	49,966.5
Long- term debt	46,700.0		34,200.0	-	-
Total debt	89,193.1		60,380.8	49,566.3	49,966.5
Assimilable debt to equity	-		-	-	-
Total assimilable debt to equity	89,193.1		60,380.8	49,566.3	49,566.5
Debt out of balance	-		-	-	-
Adjusted total debt assimilable debt to equity	89,193.1		60,380.8	49,566.3	49,566.5
Total equity	369,795.1		351,500.4	386,660.8	422,566.1
Total adjusted capital	458,988.2		411,881.2	436,227.1	472,532.6
Cash flow					
Flow generated by operations (FGO)	118,263.2		77,731.4	60,325.6	31,535.7
Capital work variation	(70,332.5)		(32,061.6)	13,881.1	(10,547.1)
Operating cash flow (FCO)	47,930.7		46,669.8	74,206.7	20,988.6
Non-operating cash flow / Non total recurrent	-	-	-	-	-
Capital investments	(2,819.1)	(12,825.5)	(2,720.5)	(2.865.3)	(9,454.3)
Dividends	(53,234.3)	(26,267.4)	(47,471.5)	(61,558.8)	(41,292.4)
Free flow of funds (FFL)	(8,122.6)	4,862.0	(6,522.2)	9,782.6	(29,758.1)
Acquisitions and fixed assets sales, net	41.3	(792.0)	41.3	8,241.6	(7,917.0)
Other investments, Net	20.1	-	9.2	1,775.5	-
Debt variation net	28,353.4	(18.6)	10,196.0	)419.5)	32,199.3
Capital net variation	14.3	-	14.3	-	-
Others (investments and financing)	-	1,263.3	-	-	(2,486.0)
Cash variation	20,306.5	5,314.7	3,738.6	19,380.2	(7,961.8)


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
179

Cash variation	20,306.5	5,314.7	3,738.6	19,380.2	(7,961.8)
Statement of Income					
Net sales	679,377.5	383,152.9	540,737.0	433,653.9	375,060.3
Sales variation (%)	-	-	24.7	15.62	(2.61)
Operating EBIT	122,075.0	72,406.8	56,490.4	36,838.8	40,691.2
Gross financial interests	12,467.0	3,013.2	7,338.5	6,480.7	4,664.5
Gross financial interests	12,467.0	3,0.13.2	7,338.5	6,480.7	4,664.5
Rentals	-	-	-	-	-
Net result	74,530.5	53,687.1	42,893.2	30,223.0	35,838.3


480
INTERPRETE
PUBLICO

subscribers, for classifying property values. Such fees generally fluctuate from US$1,000 to US$750,000 (or the equivalent in the corresponding currency) for each issue. In some cases, Fitch will classify all or a specific number of issues made by one issuer in particular, or insured or guaranteed by an insurer or guarantor in particular, for a sole yearly fee. Such fees supposedly fluctuate from US$10,000 to US$1,500,000 (or the equivalent in the corresponding currency). The work, publication, or spreading of a risk classification by Fitch shall not be a consent by Fitch to use its name or that of an expert in regard to any statement registered with the federal laws of property values of the U.S.A., the UK Financial Services Act (1986), or the legislation on financial values from any particular jurisdiction. Due to the relative efficiency that electronic publication and distribution means have, surveys carried out by Fitch are available to subscribers by electronic means up to three days prior such surveys are given to printed media.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. September 2009. ——————

4. SUPPLEMENTARY INFORMATION

The additional information about issue can be obtained from th web site www.manpa.com.ve and at the company premises of MANPA situated in Av. Francisco de Miranda, Edificio Torre Country Club, Piso 12, Oficina 12, Urb. El Bosque, Caracas, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335

jlovera@manpa.com.ve

- LETICIA LEVEL Phone 901-2245

llevel@manpa.com.ve

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA I.D. Card No.5534882


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Corporate Finance Vice-President.

LETICIA LEVEL I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso No.12, Oficina 12, Urb. El Bosque, Caracas.

PHONES: 901.23.35

FAX: 901.23.17 ——————————————————————

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

GENERAL INDEX

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUE OF COMMERCIAL PAPERS AT BEARER 2009

Maximum authorized amount Bs.70,000,000.00

Coordinator:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.--

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 13th, 2010.


REPUBLICA DE VENEZUELA
INTERPRETE
JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS AT JUNE 30, 2009 AND FOR THE YEARS ENDED AT DECEMBER 31, 2008 AND 2007

(Stated in bolivars)

					Retained Earnings				
	Notes	Capital Stock	Premium on issuing shares	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2006		69,632,690	-	206,308	6,963,360	119,593,551	190,866,116	(601,095)	386,660,839
Reasonable value for investments available for sales		-	-	-	-	-	-	(1,131)	(1,131)
Losses recognized directly in equity		-	-	-	-	-	-	(1,131)	(1,131)
Realization of results on investments available for sale		-	-	-	-	-	-	(70,499)	(70,499)
Net income for the year		-	-	-	-	-	42,893,177	-	42,893,177
Total earnings and losses recognized for the year		-	-	-	-	-	42,893,177	(71,580)	42,893,177
Capital increase	8	906	13,405	-	-	-	-	-	14,311
Decreed dividends	8	-	-	-	-	-	(77,996,320)	-	(77,996,320)
Assignment of the year		-	-	-	91	-	(91)	-	-
BALANCES AT DECEMBER 31, 2007		69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427
Realization of results on investments available for sale		-	-	-	-	-	-	755,468	755,468
Net income for the year		-	-	-	-	-	156,670,447	-	156,670,447
Total earnings recognized for the year		-	-	-	-	-	156,670,447	755,468	157,425,915
Decreed dividends	8	-	-	-	-	-	(91,764,000)	-	(91,764,000)
BALANCES AT DECEMBER 31, 2008		69.633.596	13.405	206.308	6.963.360	119.593.551	220.669.329	82.793	417.162.342
Net income for the year		-	-	-	-	-	77,094,018	-	77,094,018
Total earnings recognized for the year		-	-	-	-	-	77,094,018	-	77,094,018
Decreed dividends	8	-	-	-	-	-	(68,823,000)	-	(68,823,000)
BALANCES AT JUNE 30, 2009		69.633.596	13.405	206.308	6.963.360	119.593.551	228.940.347	82.793	425.433.360


INTERPRETE
PUBLICO
REPUBLICA DE VENEZUELA

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS AT THE YEARS ENDED AT DECEMBER 31, 2008 AND 2007

(Stated in bolivars)

	Notes	Capital Stock	Premium on issuing shares	Accrued results from translation of subsidiary and joint business	Retained Earnings: Legal Reserve	Retained Earnings: Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Retained Earnings: Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2006		69,632,690	-	206,308	6,963,360	119,593,551	190,866,116	(601,095)	386,660,839
Reasonable value for investments available for sales		-	-	-	-	-	-	(1,131)	(1,131)
Losses recognized directly in equity		-	-	-	-	-	-	(1,131)	(1,131)
Realization of results on investments available for sale		-	-	-	-	-	-	(70,499)	(70,499)
Net income for the year		-	-	-	-	-	42,893,177	-	42,893,177
Total earnings and losses recognized for the year		-	-	-	-	-	42,893,177	(71,580)	42,893,177
Capital increase	8	906	13,405	-	-	-	-	-	14,311
Decreed dividends	8	-	-	-	-	-	(77,996,320)	-	(77,996,320)
Assignment of the year		-	-	-	91	-	(91)	-	-
BALANCES AT DECEMBER 31, 2007		69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427
Realization of results on investments available for sale		-	-	-	-	-	-	755,468	755,468
Net income for the year		-	-	-	-	-	156,670,447	-	156,670,447
Total earnings recognized for the year		-	-	-	-	-	156,670,447	755,468	157,425,915
Decreed dividends	8	-	-	-	-	-	(91,764,000)	-	(91,764,000)
BALANCES AT DECEMBER 31, 2008		69,633,596	13,405	206,308	6,963,360	119,593,551	220,669,329	82,793	417,162,342

See notes to the consolidated financial statements.


INTERPRETE
VENEZUELA



PROSPECTO

MANUFACTURAS DE PAPEL C.A.
(MANPA) S.A.C.A.

www.manpa.com.ve

Capital Autorizado:	Bs. 45.882.000,oo
Capital Suscrito:	Bs. 22.941.000,oo
Capital Pagado:	Bs. 22.941.000,oo

OFERTA PUBLICA DE PAPELES

COMERCIALES AL PORTADOR

MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

SETENTA MILLONES DE BOLIVARES (Bs. 70.000.000,oo)

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Categoría "A" Subcategoría "A1"
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A	Categoría "A" Subcategoría "A1"

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

EMISION: 2009 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 24 de Abril de 2.009, inscrita en el Registro Mercantil Primero del Distrito Capital y Estado Bolivariano de Miranda, el 18 de Mayo de 2.009, Nº 45, Tomo 86-A, y aprobada por la Junta Directiva según Acta No. 994 de fecha 31 de Julio de 2.009.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº 152-2009 del 03 de Diciembre de 2.009 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

1. INFORMACION BASICA SOBRE LA EMISIÓN

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de SETENTA MILLONES DE BOLIVARES (Bs. 70.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de SETENTA MILLONES DE BOLIVARES (Bs. 70.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión, según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales. Únicamente en caso de mora, la asamblea de los tenedores de papeles comerciales podrá convenir un plazo mayor.

1.5 Precio al Público:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrarán cada serie que se emita con base a esta autorización podrá ser a su valor par, a descuento o con prima.

Las respectivas tasas de interés y el rendimiento efectivo se definen en el punto 1.7 del presente prospecto.

1.6 Colocación:

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución y también a través de la Bolsa de Valores de Caracas siguiendo sus normas y reglamentos. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Intereses o Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Único y notificado a través del aviso de prensa de oferta publica correspondiente.

1.8 Custodia de los Títulos:

Cada una de las series que se emita con base a la presente autorización estará representada por un Macrotítulo, cuyo valor nominal será igual al monto de la serie. La custodia de los títulos estará a cargo de C.V.V. Caja Venezolana de Valores S.A., quien ha sido designada como Agente Custodio y se hará de conformidad con lo establecido en la Ley de Caja de Valores y sus reglamentos.

La C.V.V. Caja Venezolana de Valores S.A. es quien realizará las respectivas anotaciones en cuenta, representativa de los derechos de los inversionistas. La C.V.V. Caja Venezolana de Valores S.A., está ubicada en la Torre Atrium, nivel C1, Avenida Venezuela, Urbanización El Rosal, en Caracas.

El Emisor, previo al inicio de colocación primaria de cada serie, entregará en depósito a la C.V.V. Caja Venezolana de Valores S.A., un Macrotítulo Preliminar emitido por el monto total de cada una de las series.

Una vez culminado el proceso de colocación primaria de cada serie, El Emisor deberá sustituir el Macrotítulo Preliminar por un Macrotítulo Definitivo de valor nominal menor o igual al Macrotítulo Preliminar, según corresponda. El monto del Macrotítulo Definitivo ascenderá al monto total efectivamente colocado de la serie.

El Emisor autoriza a la C.V.V. Caja Venezolana de Valores S.A., a emitir, a solicitud de los adquirientes, certificados de custodia que evidencien el porcentaje del Título Definitivo perteneciente al inversionista. A todos los efectos legales, los Certificados de Custodia son parte integrante de la presente emisión.

El Emisor no asumirá aquellos gastos y costos que se ocasionen en virtud de las operaciones de transferencias de los Papeles Comerciales por causa de operaciones de mercado secundario o por cambio de depositante en la C.V.V.

1.9 Representante Común de los Tenedores de Papeles Comerciales:

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en su reunión de fecha 31 de julio de 2.009, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada una de las series, El Emisor podrá solicitar la inscripción de los Títulos que integran la misma en la Bolsa de Valores de Caracas, C.A., lo cual se notificará en la oportunidad de la emisión de cada serie.

Sin prejuicio de lo establecido, El Emisor podrá efectuar la inscripción de los títulos en la Bolsa de Valores de Caracas cumpliendo los requisitos y procedimientos que establece para ello, a fin de realizar la colocación primaria de las series que se emitan con base a la presente autorización a través de la Bolsa de Valores de Caracas.

1.11 Pago de los Títulos:

El Emisor ha designado a la C.V.V. Caja Venezolana de Valores S.A. como Agente de Pago. En consecuencia, tanto los intereses como el capital, serán pagados a sus respectivos vencimientos de acuerdo al procedimiento para el pago de los títulos establecido en la Ley de Caja de Valores y sus reglamentos.

En caso que, una vez llegadas las fechas de pago correspondientes, no fuese posible la ejecución de la instrucción de pago solicitada por el inversionista por circunstancias ajenas al Agente de Pago, Agente de Custodia y/o a El Emisor, los respectivos montos que hayan sido previamente calculados, estarán a la disposición de los obligacionistas en la dirección del Agente de Pago. Dichos montos no generarán ningún tipo de interés o rendimiento a favor de los tenedores de las obligaciones.

1.12 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán cien por ciento (100 %) a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios

menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.13 Calificación de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se presenta un resumen de los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLAVE, SOCIEDAD CALIFICADORA DE RIESGO C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A1**"

Esta calificación se fundamenta en:

Al cierre del AF08 los ingresos de Manpa experimentaron un repunte (+58,4%) respecto del AF07, incrementándose nuevamente durante el primer semestre del AF09 (+31,4%) respecto a igual período del ejercicio anterior. El cambio de estructura operativa iniciado por Manpa a partir del segundo trimestre del AF08, les permitió obtener importantes ahorros, con lo cual el margen operativo alcanzó un sólido 25,1%, manteniéndose elevado durante el primer semestre del AF09 (21,9%).

Los mayores márgenes de rentabilidad operativa y neta del negocio han incrementado la capacidad de pago del Emisor. Los niveles de liquidez muestran una mejora, producto de una importante generación de efectivo a partir de las operaciones del negocio, derivado de una mayor rentabilidad operativa y una mayor rotación de cuentas por cobrar. Manpa mantiene una elevada proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria. Al 30.06.09 el Efectivo y equivalentes cubre 1,1x la deuda financiera de corto plazo y 0,8x la deuda financiera total.

La cobertura de intereses mantiene niveles bastante holgados, siendo de 11,5x al cierre del AF08 (12,0x en el primer semestre de 2009). Al cierre del primer semestre del AF09, la deuda financiera registró un importante incremento pasando de Bs. 94,2 millones a Bs. 177,2 millones, respectivamente. No obstante, dicha deuda representa un bajo

porcentaje de las ventas del Emisor y de su patrimonio. Cabe destacar que Manpa mantiene una elevada proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria, con lo cual la deuda financiera neta representa un bajo porcentaje de las ventas del Emisor y de su patrimonio.

Los fondos provenientes de la colocación del Programa de Papeles Comerciales hasta por un monto de Bs. 70.000.000,00, se destinarán en su totalidad a financiar capital de trabajo. La baja volatilidad de los resultados obtenidos por Manpa durante la serie analizada, aún en años de contracción de la demanda interna como lo fueron 2002 y 2003, favorecen la percepción de bajo riesgo del Emisor.

No se encontraron en el entorno factores adicionales que constituyan una amenaza real a la solvencia del emisor tales como protección arancelaria de materias primas importadas; contingencias derivadas de juicios pendientes; avales y garantías otorgadas a terceros; concentración de ventas.

- FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO S.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A1**"

Esta calificación se fundamenta en:

Las calificaciones asignadas a MANPA reflejan su sólida posición competitiva en el mercado papelero local, la adecuada generación de flujo de caja operativo, así como, sus conservadores indicadores de apalancamiento, cobertura y liquidez. Por su parte, las calificaciones también incorporan un menor volumen de ventas estimado a corto plazo.

MANPA ha mantenido una sólida posición de mercado a nivel nacional, siendo que en higiénicos (el segmento más importante dentro de sus ventas), ésta constituyen la segunda empresa dentro de dicho mercado con una participación de 36%.

Dado el reducido margen EBITDA registrado por MANPA hasta el año 2007, comparado con el promedio de otras empresas papeleras integradas de la región, a partir de abril del año 2008, la gerencia de la empresa centralizó la distribución de todos sus productos a través de

las mismas empresas que la realizan para los productos de higiénicos, a fin de mejorar sus márgenes. Aún cuando este cambio implica un riesgo de concentración de las ventas de la empresa, éste es mitigado por la larga data de las relaciones comerciales de MANPA con sus distribuidores.

De esta forma, para el cierre de junio de 2009, sobre una base anualizada, el margen EBITDA de la empresa se sitúa en niveles adecuados. El aumento del EBITDA compensó el incremento de la deuda financiera, por lo que MANPA mantiene apropiados indicadores de apalancamiento, siendo que a junio de 2009, la relación deuda total ajustada a EBITDA se ubicó en 0,7 veces. Asimismo, la empresa registra sólidos indicadores de liquidez y cobertura, los cuales superan el promedio de otros emisores en Venezuela.

En lo adelante se registraría un menor dinamismo en los volúmenes de ventas reflejo de una caída de la actividad económica general, en un contexto de adecuados márgenes EBITDA y en la generación de caja de la compañía, destacando adicionalmente el mantenimiento de emisiones de deuda en el mercado local a corto plazo a fin de reducir el costo financiero y flexibilizar el manejo del capital de trabajo, siendo que los indicadores de apalancamiento y cobertura se deteriorarían levemente en el corto plazo, aun cuando se ubicarían en niveles adecuados y cónsonos con las calificaciones asignadas.

2. INFORMACION SOBRE LA SOCIEDAD EMISORA.

2.1 Nombre, Actividad Principal, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

Objeto Social

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:

Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

La dirección de la página web de la compañía en Internet es: www.manpa.com.ve

Plantas:

División Molino I.E.E. y División F.C.R.R:

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

División Molino Higiénico:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

División Bolsas, División Sacos y División Productos Escolares y de Oficina:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 07 de Diciembre de 2007, bajo el Nº 23, Tomo 190-A-Pro.

2.3 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 18 de Abril de 2008.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO - Director Principal

Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director Principal de Corporación Industrial de Energía C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal

Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Manufacturas de Papel, C. A. (MANPA) S.A.C.A., Corporación Industrial de Energía, C.A., Envases Venezolanos, S. A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A.; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

GUSTAVO GOMEZ RUIZ – Director Principal

Arquitecto, Arquitecto Director de GS Arquitectura SRL., Director Gerente de GRS Construcciones C.A., Director de Inversiones Transbanca, Director de Jardines El Cercado, C.A., Director del Banco Hipotecario Activo, Ex–Arquitecto de la División de Arquitectura de Técnica Constructora, Ex–Director del Banco Hipotecario del Centro, Ex–Director de la Sociedad Financiera Mercantil, Ex–Director Principal del Banco Caracas, Ex–Director de Banco Bolívar y Ex–Director de Dragados y Construcciones de Venezuela.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

ELENA DELFINO P.- Director Principal

Abogado, Ex-Director de Corporación Industrial de Energía, C.A., S.A.C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.,

ALICIA MARIELA PAPARONI M. - Director Principal

Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

NELSON ISAMIT – Director Principal

Ingeniero Industrial y Director Principal de Corporación Industrial de Energía, C.A.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD-Stanford en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Primer Vice-Presidente de Inmuebles y Valores 231107, S.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A. y Director Principal de Turbogeneradores de Venezuela, C.A.,

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex–Director de la Federación Nacional de Ganaderos de Venezuela.

Directores Suplentes:

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

ARMANDO MARTINEZ M. – Director Suplente

Ingeniero Civil-Universidad Metropolitana, Master Operations Research-Cornell University, Master Enginering Management-Cornell University, PHD Decisión Análisis-Stanford University, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Gerente General de Soltuca, Director de Corporación Industrial de Energía, C.A. y de empresas industriales.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la Universidad Simón Bolívar, Miembro Activo de la Cámara Inmobiliaria de Venezuela, Miembro Activo del Consejo Venezolano de la Carne "CONVECAR".

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M - Director Suplente

Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex–Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay.

FERNANDO MICALE S. – Director Suplente

Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Arquitecto-Director de F. Micale, Oficina de Arquitectura (Proyectos, Consultoría y Gerencia de Proyectos), Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ- Director Suplente

Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director

Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.
Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EGBERT DITTMER- Vicepresidente Corporativo de Operaciones
Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

ENRIQUE LARRAZABAL-Vicepresidente de Tecnología y Logística
Ingeniero Mecánico, MSA en Administración de Empresas, Representante por la Cámara de Industriales de Estado Aragua ante el CEDEA, Presidente del Comité Organizador de las VI Jornadas de Ingeniería y Mantenimiento de la Industria Papelera Venezolana por la Asociación Venezolana por la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP), Gerente de Proyecto para la instalación de la máquina No 8 en la División de Higiénicos.

RICARDO VOLPE – Vicepresidente Legal
Abogado, ex asesor de empresas del sector privado en las áreas de exportación, banca, contratación y ejecución de obras, regímenes civiles y mercantiles, ex asesor de procesos de concesiones y privatizaciones, ex consultor gerencial y organizacional para empresas privadas y públicas.

BEATRIZ MACERO DE MANZUR- Oficial de Cumplimiento

Economista egresada de la Universidad Católica Andrés Bello. Maestría en Finanzas de la Universidad Metropolitana (TMT). Experiencia en las áreas de Tesorería y Finanzas Corporativas en empresas industriales.

2.4 Comisarios y Auditores Externos:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915	C.I No: 5.223.632
CLAUDIA VALENCIA	C. Adm. Nº 35.909	C.I No: 6.246.347

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437	C.I No: 6.810.353
ISABEL QUINTERO	C. P. C. Nº 15.197	C.I No: 6.821.306

Auditores Externos:

LARA MARAMBIO & ASOCIADOS
Representantes en Venezuela de DELOITTE & TOUCHE

2.5 Principales Accionistas:

A continuación se presenta la composición accionaria actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Accionistas	No. De Acciones	Participación
Natscumco (*)	125.349.624	54,64%
Claridge, LTD	35.007.966	15,26%
Brown Brothers Harriman & Co.	13.994.010	6,10%
C. V. V. Caja Venezolana de Valores (**)	11.401.677	4,97%
Fundación Carlos Delfino	10.231.686	4,46%
Otros (***)	33.425.037	14,57%
TOTAL	229.410.000	100,00%

(*) Natscumco no es accionista, es el Depositario de los ADR´s de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., el porcentaje que posee representa la totalidad de las acciones convertidas en ADR´s.
(**) La C.V.V. no es accionista, el porcentaje que posee representa la totalidad de las subcuentas de los accionistas.
(***) Individualmente poseen menos del 4%.

2.6 Beneficio Social de la Emisión:

Los recursos provenientes de la emisión estarán destinados a capital de trabajo con el objeto de producir bienes o agregar valor a los equipos de producción, lo cual deberá impactar a corto, mediano o largo plazo en beneficios laborales, tales como conservación o generación de puestos de trabajo en el interior del país.

2.7 Compañías Filiales y Afiliadas:



Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 45.647.745,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.


SIMCO

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.


MANPA

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

2.8 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Millones Seiscientos Cuarenta y Seis Mil Seiscientos Noventa y Ocho Bolívares (Bs. 7.646.698) a la cantidad de Once Millones

Cuatrocientos Setenta Mil Cuarenta y Siete Bolívares (Bs. 11.470.047) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Cero punto Cero Un Bolívares (Bs. 0,01) cada una, por un monto total de Tres Millones Ochocientos Veinte y Tres Mil Trescientos Cuarenta y Nueve Bolívares (Bs. 3.823.349), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Millones Novecientos Cuarenta Mil Noventa y Cuatro Bolívares (Bs. 22.940.094), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; autorizado por la Comisión Nacional de Valores mediante Resolución Nº 106-96 de fecha 8 de Mayo de 1996.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Millones Cuatrocientos Setenta Mil Cuarenta y Siete Bolívares (Bs. 11.470.047), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Cero punto Cero Un Bolívares (Bs. 0,01) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Millones Novecientos Cuarenta Mil Noventa y Cuatro Bolívares (Bs. 22.940.094) representado en Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Cero punto Cero Un Bolívares (Bs. 0,01) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; autorizado por la Comisión Nacional de Valores mediante Resolución Nº 367-96 de fecha 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de

1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de Cuarenta y Cinco Millones Ochocientos Ochenta Mil Ciento Ochenta y Ocho Bolívares (Bs. 45.880.188), y autorizado por la Comisión Nacional de Valores de conformidad con la Resolución Nº 134-97 de fecha 14 de Mayo de 1997.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Cuarenta y Cinco Millones Ochocientos Ochenta Mil Ciento Ochenta y Ocho Bolívares (Bs. 45.880.188).

El 14 de Noviembre de 2007, en Asamblea General Extraordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Veinte y Dos Millones Novecientos Cuarenta Mil Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094) a la cantidad de Veinte y Dos Millones Novecientos Cuarenta y Un Mil de Bolívares (Bs. 22.941.000) mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones con valor nominal de Cero punto Cero Un Bolívares (Bs. 0,01) cada una, que la FUNDACIÓN CARLOS DELFINO suscribe y paga, con el objeto de facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria y a las Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.

Como consecuencia de este aumento el capital suscrito y pagado de la compañía queda en la cantidad de Veinte y Dos Millones Novecientos Cuarenta y Un Mil de Bolívares (Bs. 22.941.000) dividido en Dos Mil Doscientos Noventa y Cuatro Millones Cien Mil (2.294.100.000) acciones comunes nominativas con valor nominal de Cero punto Cero Un Bolívares (Bs. 0,01) cada una, totalmente suscritas y pagadas, ubicando así el capital autorizado en la suma de Cuarenta y Cinco Millones Ochocientos Ochenta y Dos Mil de Bolívares (Bs. 45.882.000) y autorizado por la Comisión Nacional de Valores de conformidad con la Resolución Nº 174-2007 de fecha 30 de Noviembre de 2007.

2.9 Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

En fecha 09 de abril de 1992, Manpa solicitó ante la Comisión Nacional de Valores la inscripción del Acuerdo de Acta de la Asamblea Extraordinaria de Accionistas de fecha 02 de abril de 1992 en la cual se aprobó que la empresa adoptara la forma de Sociedad Anónima de Capital Autorizado (SACA) modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. La Comisión Nacional de Valores en su Resolución número 209-92 del 06 de mayo de 1992, resolvió la inscripción en el Registro Nacional de Valores del Acuerdo del Acta de la Asamblea Extraordinaria de Accionistas antes señalada.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de

Bs. 0.100,00 a Bs. 0.010,00 por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compartía el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compró la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocan 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía

con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa cuenta con un centro de distribución para toda Centroamérica.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia. Manpa canceló en bolívares a sus accionistas las fracciones de acción resultante del dividendo decretado.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aportó la mayoría de sus inversiones al costo y ciertas cuentas por cobrar.

En el año 2001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

2.10 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, sus principales competidores son INVEPAL y Papeles Venezolanos, C.A. A continuación se presenta la participación de mercado de la empresa en los segmentos de negocios para los años 2008 y 2007:

PARTICIPACIÓN DE MERCADO

	Año 2008	Año 2007
TISSUE	35,70%	35,70%
ENVASES – EMBALAJES	39,50%	39,00%
IMPRIMIR – ESCRIBIR (1)	49,80%	50,00%

(1) Incluye Importaciones
FUENTE: Datos Information Resources y Cálculos Propios

2.11 Evolución del Capital Social:

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro		
				Fecha	Nº	Tomo
1950	0	3,500	Aporte Inicial	31/03/50	379	1 - B
1959	3,500	7,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000	25,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000	35,000	Capitalización de Utilidades	14/04/61	83	5 – A
1965	10,000	45,000	Capitalización de Utilidades	23/09/65	23	43 – A
1974	30,000	75,000	Capitalización de Utilidades	29/09/70	54	104 – A
1976	25,000	100,000	Capitalización de Utilidades	10/12/76	112	102 – A
1981	40,000	140,000	Capitalización de Utilidades	17/04/78	18	57 – A
1984	35,000	175,000	Capitalización de Utilidades	15/05/81	145	42 – A
1985	75,000	250,000	Capitalización de Utilidades	10/06/83	121	58 – A
1987	125,000	375,000	Capitalización de Utilidades	3/06/83	28	114 – A
1988	125,000	500,000	Capitalización de Utilidades	18/09/87	56	76 – A
1989	100,000	600,000	Capitalización de Utilidades	9/01/90	32	23 – A
1991	400,000	1,000,000	Capitalización de Utilidades	1/02/91	69	43 – A
1992	700,000	1,700,000	Capitalización de Utilidades	4/05/92	31	52 – A
1992	743,750	2,443,750	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548	3.408.298	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000	3.438.298	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.417	3.475.715	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203	3.481.918	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559	5.230.677	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677	Cambio del Valor Nominal de las acciones de Bs. 0,100 a Bs. 0,010 por acción	18/10/94	57	117-A-Pro
1995	231.250	5.461.927	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.771	7.646.698	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 0,010 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349	11.470.047	Prima pagada en exceso del valor nominal por Bs. 100.971 Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378	21/05/96	10	125-A-Pro
1996	11.470.047	22.940.094	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de 0,010 Bs. por acción.	27/12/96	15	361-A-Pro
2007	906	22.941.000	Emisión de 90.576 nuevas acciones comunes nominativas, con un valor nominal de 0,010 Bs. por acción.	07/12/07	23	190-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

3. Información Financiera

3.1. Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2009.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
AL 30 DE JUNIO DE 2009 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008 Y 2007
(Expresados en bolívares)

	NOTAS	30-jun-09	2008	2007
ACTIVO				
ACTIVO NO CORRIENTE:				
Propiedades, planta y equipo - neto	2	381.889.613	391.188.523	397.957.005
Participaciones en asociadas y negocios conjuntos	3	-	3.459.354	4.769.358
Total activo no corriente		381.889.613	394.647.877	402.726.363
ACTIVO CORRIENTE:				
Gastos pagados por anticipado		682.175	1.064.387	816.416
Inventarios - neto	4	68.861.662	109.527.104	80.977.294
Anticipos a proveedores		9.220.553	2.658.080	1.801.026
Efectos y cuentas por cobrar - neto	5	206.518.410	158.516.037	120.190.887
Inversiones disponibles para la venta	6	117.071	117.071	128.044
Efectivo y equivalentes de efectivo	7	144.983.118	42.326.103	11.161.903
Total activo corriente		430.382.989	314.208.782	215.075.570
TOTAL		812.272.602	708.856.659	617.801.933
PATRIMONIO Y PASIVO				
PATRIMONIO:	8 y 9			
Capital social		69.633.596	69.633.596	69.633.596
Prima en emisión de acciones		13.405	13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	206.308	206.308
Utilidades retenidas:				
Reserva legal		6.963.360	6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551	119.593.551
No distribuidas		228.940.347	220.669.329	155.762.882
Resultado no realizado en inversiones	6	82.793	82.793	(672.675)
Total patrimonio		425.433.360	417.162.342	351.500.427
PASIVO NO CORRIENTE:				
Apartado para prestaciones por antigüedad a largo plazo, neto de anticipos		14.754.564	11.572.895	7.256.889
Bonos quirografarios	10 y 20	44.350.000	37.410.000	34.200.000
Impuesto sobre la renta diferido	12	29.120.982	30.992.261	34.734.819
Total pasivo no corriente		88.225.546	79.975.156	76.191.708
PASIVO CORRIENTE:				
Apartado para prestaciones por antigüedad a corto plazo, neto de anticipos		16.638.124	13.050.285	7.874.205
Bonos quirografarios	10	-	9.340.000	-
Papeles comerciales	11 y 20	5.726.235	13.084.438	10.925.263
Préstamos a corto plazo	11 y 20	127.075.571	34.377.456	15.255.518
Dividendos por pagar	8	3.130.331	2.018.672	42.225.789
Impuesto sobre la renta por pagar		24.760.960	33.662.266	8.728.831
Cuentas por pagar	13	121.282.475	106.186.044	105.100.192
Total pasivo corriente		298.613.696	211.719.161	190.109.798
Total pasivo		386.839.242	291.694.317	266.301.506
TOTAL		812.272.602	708.856.659	617.801.933

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
AL 30 DE JUNIO DE 2009 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008 Y 2007
(Expresados en bolívares)

	NOTAS	30-jun-09	2008	2007
INGRESOS POR VENTAS	14	506.279.381	856.634.558	540.737.010
COSTO DE VENTAS	15	348.297.925	562.109.694	418.405.033
UTILIDAD BRUTA		157.981.456	294.524.864	122.331.977
COSTOS Y GASTOS:				
Gastos de ventas	15	23.678.588	44.529.699	40.858.899
Gastos generales y administrativos	15 y 19	23.249.409	35.358.924	24.982.689
Utilidad en venta de activos	2	-	(427.943)	(9.211)
		46.927.997	79.460.680	65.832.377
UTILIDAD EN OPERACIONES		111.053.459	215.064.184	56.499.600
PARTICIPACIÓN EN RESULTADOS DE NEGOCIOS CONJUNTOS	3	-	(1.310.004)	802.404
COSTOS FINANCIEROS		(10.662.733)	(21.127.299)	(7.338.490)
INGRESOS FINANCIEROS		662.700	935.726	850.632
DIFERENCIAS EN CAMBIO - NETO		(779.517)	(84.467)	(27.226)
RESULTADO EN OPERACIONES DE PERMUTA CON TÍTULOS VALORES		-	-	902.083
OTROS INGRESOS (EGRESOS):				
Comisiones ADR		(638.268)	(1.139.502)	(257.782)
Impuesto a las transacciones financieras		-	(6.035.705)	(2.554.009)
Otros - neto		(518.758)	9.242.566	(602.545)
		(11.936.576)	(19.518.685)	(8.224.933)
UTILIDAD ANTES DE IMPUESTOS		99.116.883	195.545.499	48.274.667
Impuesto sobre la renta	12	22.022.865	(38.875.052)	(5.381.490)
UTILIDAD NETA		77.094.018	156.670.447	42.893.177
UTILIDAD POR ACCIÓN:				
Básica	1	0,34	0,68	0,02
Diluida	1	0,34	0,68	0,02

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
AL 30 DE JUNIO DE 2009 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008 Y 2007
(Expresados en bolívares)

					Utilidades retenidas				
	NOTAS	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2006		69.632.690	-	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	-	(1.131)	(1.131)
Pérdida reconocida directamente en el patrimonio		-	-	-	-	-	-	(1.131)	(1.131)
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	-	(70.449)	(70.449)
Utilidad neta del año		-	-	-	-	-	42.893.177	-	42.893.177
Total utilidades y pérdidas reconocidas en el año		-	-	-	-	-	42.893.177	(71.580)	42.821.597
Aumento de capital	8	906	13.405	-	-	-	-	-	14.311
Dividendos decretados	8	-	-	-	-	-	(77.996.320)	-	(77.996.320)
Asignación del año		-	-	-	91	-	(91)	-	-
SALDOS AL 31 DE DICIEMBRE DE 2007		69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	-	755.468	755.468
Utilidad neta del año		-	-	-	-	-	156.670.447	-	156.670.447
Total utilidades reconocidas en el año		-	-	-	-	-	156.670.447	755.468	157.425.915
Dividendos decretados	8	-	-	-	-	-	(91.764.000)	-	(91.764.000)
SALDOS AL 31 DE DICIEMBRE DE 2008		69.633.596	13.405	206.308	6.963.360	119.593.551	220.669.329	82.793	417.162.342
Utilidad neta del periodo		-	-	-	-	-	77.094.018	-	77.094.018
Total utilidades reconocidas en el periodo		-	-	-	-	-	77.094.018	-	77.094.018
Dividendos decretados	8	-	-	-	-	-	(68.823.000)	-	(68.823.000)
SALDOS AL 30 DE JUNIO DE 2009		69.633.596	13.405	206.308	6.963.360	119.593.551	228.940.347	82.793	425.433.360

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
AL 30 DE JUNIO DE 2009 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008 Y 2007
(Expresados en bolívares)

	NOTAS	30-jun-09	2008	2007
ACTIVIDADES OPERACIONALES:				
Utilidad neta		77.094.018	156.670.447	42.893.177
Ajustes para conciliar la utilidad neta con el efectivo provisto por (usado en) las actividades operacionales:				
Diferencias en cambio - neto	20	779.517	84.467	27.226
Participación en resultados de negocios conjuntos	3	3.459.354	1.310.004	(802.404)
Resultado por reducción de participación patrimonial en negocio conjunto	3	-	-	407.911
Provisión para impuestos	12	22.022.865	38.875.052	5.381.490
Resultado por disminución de inversiones disponibles para la venta		-	-	(21.346)
Resultado por desincorporación de propiedades y equipo	2	-	-	65.275
Resultado en venta de propiedades y equipo	2	-	(427.943)	(9.211)
Costos financieros		10.662.733	21.127.299	7.338.490
Ingresos financieros		(662.700)	(935.726)	(850.632)
Depreciación	2	9.161.659	17.937.368	18.212.896
		122.517.446	234.640.968	72.642.872
Movimientos de capital de trabajo:				
Disminución (aumento) en:				
Efectos y cuentas por cobrar		(48.002.373)	(38.325.150)	(16.189.503)
Anticipos a proveedores		(6.562.473)	(857.054)	(139.844)
Inventarios		40.665.442	(28.549.810)	(14.512.555)
Gastos pagados por anticipado		382.212	(247.971)	159.863
Aumento (disminución) en:				
Cuentas por pagar		14.316.914	(114.039)	(1.359.539)
Apartado para prestaciones por antigüedad, neto de anticipos		6.769.508	9.492.086	5.068.506
Efectivo provisto por las actividades operacionales		130.086.676	176.039.031	45.669.800
Intereses pagados		(9.269.508)	(20.011.875)	(6.720.039)
Intereses cobrados		662.700	935.726	850.632
Impuestos pagados	12	(32.795.450)	(17.684.175)	(10.597.274)
Efectivo neto provisto por las actividades operacionales		88.684.418	139.278.707	29.203.119
ACTIVIDADES DE INVERSIÓN:				
Aumento en inversiones disponibles para la venta		-	766.441	41.265
Venta de propiedades y equipo	2	-	796.667	9.211
Adquisición de propiedades y equipo	2	137.251	(11.537.610)	(2.720.480)
Efectivo neto usado en las actividades de inversión		137.251	(9.974.502)	(2.670.004)
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento (disminución) neto en préstamos a corto plazo	11	91.304.890	19.121.938	(23.532.815)
Importe de la emisión de papeles comerciales	11	6.000.000	35.084.438	16.152.400
Amortización de papeles comerciales	11	(13.358.203)	(32.925.263)	(16.623.546)
Importe de la emisión de bonos quirografarios	10	(2.400.000)	12.550.000	34.200.000
Aumento de capital	8	-	-	14.311
Dividendos pagados en efectivo	8	(67.711.341)	(131.971.117)	(49.471.505)
Efectivo neto usado en las actividades de financiamiento		13.835.346	(98.140.004)	(39.261.155)
AUMENTO (DISMINUCIÓN) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		102.657.015	31.164.200	(12.728.040)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	7	42.326.103	11.161.903	23.889.943
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		144.983.118	42.326.103	11.161.903

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR EL PERÌODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2009 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008 y 2007
(En bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005 bajo NIIF.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2007, preparado de conformidad con las normas internacionales de información financiera fueron aprobados por la Asamblea de Accionistas el 18 de abril de 2008. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2008, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. Responsabilidad de la información y estimaciones realizadas – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. con base en la experiencia y otros factores relevantes. Los resultados finales podrían variar de dichas estimaciones.

Estas estimaciones son revisadas sobre una base continua. Las modificaciones a los estimados contables son reconocidos de forma prospectiva, contabilizándose los efectos del cambio en las correspondientes cuentas de resultados consolidadas del año en que

se efectúan las revisiones correspondientes. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos (Nota 3),
- La vida útil de las propiedades, planta y equipo (Nota 2),
- La valoración del fondo de comercio (Nota 3),
- Los valores razonables de los activos y pasivos financieros (Notas 5, 6, 7, 10, 11 y 20),
- Acumulaciones estimadas por pagar (Nota 13),
- Probabilidad de las contingencias (Notas 13 y 22),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 20).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 30 de junio 2009, 31 diciembre de 2008 y 2007 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. Reconversión Monetaria – Con fecha 6 de marzo de 2007, la Presidencia de la República aprobó un decreto con rango, valor y fuerza de ley de reconversión monetaria el cual contempló, a partir del 1° de enero de 2008, una reexpresión de la unidad del sistema monetario en el equivalente de mil bolívares actuales (Bs. 1.000).

De acuerdo con el texto del mencionado decreto-ley, a partir de esa fecha los precios, salarios y demás prestaciones de carácter social, así como los tributos y demás sumas en moneda nacional contenidas en estados financieros u otros documentos contables, o en títulos de crédito y en general, cualquier operación o referencia expresada en moneda nacional, deberán expresarse conforme al bolívar reexpresado.

Los estados financieros en valores nominales al 31 de diciembre de 2007 han sido presentados para efectos comparativos con los del año 2008, dividiendo las cantidades anteriormente presentadas por el factor de reconversión de 1.000

c. **Consolidación** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

d. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y períodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

e. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general

a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

f. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio

conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

g. ***Propiedades, planta y equipo*** **–** Las propiedades, planta y equipo se presentan al costo menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	20-40
Maquinarias y equipos	10-50
Vehículos	3-6
Muebles, enseres y otros	3-5

De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

h. Activos a largo plazo – La Compañía revisa los importes en libros de sus activos a largo plazo para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). Donde no es posible estimar el valor recuperable de un activo individual, la Compañía estima el valor recuperable de la unidad generadora de efectivo a la que pertenece el activo. Donde se identifica una base consistente y razonable de distribución, los activos comunes son también distribuidos a las unidades generadoras de efectivo individuales o, en su defecto, al grupo más pequeño de unidades generadoras de efectivo para el cual se identifica una base consistente y razonable de distribución.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad

generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

i. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

Los pagos derivados de contratos de arrendamientos operativos en donde la Compañía actúa como arrendatario se reconocen como gasto de forma lineal, durante el transcurso del plazo del arrendamiento, salvo aquellos en los que resulte más representativa otra base sistemática de asignación para reflejar más adecuadamente el patrón de los beneficios del arrendamiento. Los pagos contingentes se cargan como gastos en los períodos en los que se incurren.

j. **Moneda extranjera** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha, y las diferencias en cambio

resultantes se llevan, inicialmente, a los resultados del período en que se producen. Las diferencias de cambio surgidas de partidas monetarias por cobrar o pagar de filiales y negocios conjuntos en el exterior, cuya liquidación no está contemplada, ni es probable que se produzca, en un futuro previsible, las cuales forman parte de la inversión neta de la entidad extranjera, son reconocidas en los estados financieros consolidados como parte del resultado acumulado por traducción de filial y negocios conjuntos, hasta la desincorporación de la entidad correspondiente.

k. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En períodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En períodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

l. ***Activos financieros*** – Las inversiones son reconocidas y dadas de baja en cuentas utilizando el método de contabilidad de la fecha de la negociación, en la cual se reconocen a la mencionada fecha: a) el activo a recibir y el pasivo a pagar, y b) la baja en cuentas del activo que se vende, el reconocimiento del eventual resultado en la venta o disposición por otra vía, y el reconocimiento de una partida a cobrar procedente del comprador. Los activos y pasivos financieros son reconocidos inicialmente a su valor razonable más los costos de transacción directamente atribuibles a la compra de los mismos, excepto para aquellos clasificados a su valor razonable con cambios en resultados, los cuales son inicialmente reconocidos a su valor razonable.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un activo financiero se clasifica como mantenido para negociar sí:

- Se adquiere principalmente con el objetivo de venderlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un activo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como activo financiero al valor razonable con cambios en resultados sí:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los activos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los activos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen como parte de los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier dividendo o interés devengado de dichos activos financieros.

Los activos financieros no derivados con una fecha fija de vencimiento, cuyos pagos son de cuantía fija o determinable, y la Compañía tiene la intención efectiva y además, la capacidad, de conservar hasta su vencimiento, son clasificados como inversiones mantenidas hasta el vencimiento. Estas inversiones son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida, reconociéndose el ingreso a lo largo del período correspondiente.

Las inversiones disponibles para la venta son activos financieros no derivados que se designan específicamente como disponibles para la venta, o que no son clasificados como (a) préstamos y partidas a cobrar (b) inversiones mantenidas hasta el vencimiento o (c) activos financieros contabilizados al valor razonable con cambios en resultados. Estas inversiones se valoran a su valor razonable. Las ganancias y pérdidas procedentes de las variaciones en el valor razonable de éstas inversiones se reconocen directamente en el patrimonio con excepción de las pérdidas por deterioro del valor, los intereses calculados según el método del tipo de interés efectivo y las ganancias o pérdidas por tipo de cambio, los cuales son reconocidos directamente contra los resultados del período en que se producen. Cuando el activo se enajene o se determine que ha sufrido un deterioro de valor, los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período. Los dividendos de instrumentos patrimoniales clasificados como disponibles para la venta, se reconocerán en el resultado del ejercicio cuando se establezca el derecho de la Compañía a recibir el pago correspondiente.

Las cuentas por cobrar comerciales, préstamos y otras cuentas por cobrar no derivados con pagos fijos o determinables, que no se negocian en un mercado activo, son clasificados como préstamos y partidas a cobrar. Estas partidas son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida. Los ingresos por intereses son reconocidos utilizando la tasa de interés efectiva, excepto para aquellas cuentas por cobrar a corto plazo en las que su reconocimiento se considera no significativo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos

los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

m. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

n. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

o. ***Préstamos bancarios, papeles comerciales y bonos quirografarios*** – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al

costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

p. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

q. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2008 y 2007, la tasa promedio anual de interés fue de 19,44% y 13,68 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

r. ***Provisiones*** **–** Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 13 y 22).

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 30 de junio 2009 y 31 de diciembre de 2008 y 2007, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

s. **Pasivo financiero y patrimonio** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica del contrato. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos.

Los pasivos financieros mantenidos por la Compañía se clasifican como pasivos financieros al valor razonable con cambios en resultados u como otros pasivos financieros.

Los pasivos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un pasivo financiero se clasifica como mantenido para negociar si:

- Se incurre principalmente con el objetivo de recomprarlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o
- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un pasivo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como pasivo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los pasivos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los pasivos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen contra los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier interés causado por dichos pasivos financieros.

Los otros pasivos financieros, incluyendo préstamos, son inicialmente reconocidos a su valor razonable, neto de los costos de transacción directamente atribuibles a la emisión de los mismos. Posteriormente son registrados al costo amortizado utilizando el método del tipo de interés efectivo, reconociéndose el gasto a lo largo del período correspondiente.

t. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del 30 de junio de 2009, y de diciembre de 2008 y 2007, se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

u. **Reconocimientos de ingresos** – Los ingresos se miden utilizando el valor razonable de la contrapartida, recibida o por recibir, derivada de los mismos.

Los ingresos provenientes de la venta de productos terminados y otros productos son de reconocidos cuando se cumplan las condiciones siguientes:

- la Compañía ha transferido al comprador los riesgos y ventajas significativos derivados de la propiedad de bienes;

- la Compañía no conserva para sí ninguna implicación en la gestión corriente en los bienes vendidos, en el grado usualmente asociado con la propiedad, ni retiene el control del efectivo sobre los mismos;

- el importe de los ingresos puede ser medido con fiabilidad;

- es probable que la Compañía reciba los beneficios económicos asociados con la transacción; y

- los costos incurridos, o por incurrir, en relación con la transacción pueden ser medidos con fiabilidad. Los ingresos por ventas están reportados netos de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado.

Los ingresos provenientes de los contratos de arrendamientos operativos se reconocen mensualmente con base en lo establecido en los contratos.

Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable.

Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

v. **Gastos de publicidad –** Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

w. Reconocimientos de gastos – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

x. Compensaciones de saldos – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto, los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

y. Impuesto sobre la renta – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

z. **Utilidad neta por acción básica y diluida** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada período (Véase Nota 8). La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos. Al 31 de diciembre de 2008, las acciones ascienden a 229.410.000 y para el año terminado el 31 de diciembre de 2007, el promedio ponderado de acciones comunes emitidas y en circulación es de 2.035.934.496.

2. PROPIEDADES, PLANTA Y EQUIPO

Para el período de seis meses terminado el 30 de junio de 2009 y los años terminados el 31 de diciembre de 2008 y 2007, el movimiento de las propiedades, planta y equipo se compone de:

	Terrenos y edificios	Maquinarias y equipos	Mobiliario vehículos y equipo	Construcción en proceso	Total
COSTO:					
Al 31 de diciembre de 2006	89.282.907	380.267.127	9.338.291	2.272.480	481.160.805
Adiciones	470.026	-	-	2.250.454	2.720.480
Retiros	-	(71.098)	(125.430)	-	(196.528)
Traspasos	225.361	2.095.742	121.579	(2.442.682)	-
Al 31 de diciembre de 2007	89.978.294	382.291.771	9.334.440	2.080.252	483.684.757
Adiciones	24.096	53.611	680.344	10.779.559	11.537.610
Ventas	-	-	(865.653)	-	(865.653)
Traspasos	432.800	7.137.511	-	(7.570.311)	-
Al 31 de diciembre de 2008	90.435.190	389.482.893	9.149.131	5.289.500	494.356.714
Adiciones	-	7.228	883.605	675.972	1.566.805
Retiros	-	-	(28.668)	(1.693.517)	(1.722.185)
Traspasos	-	2.555.106	-	(2.555.106)	-
Al 30 de junio de 2009	90.435.190	392.045.227	10.004.068	1.716.849	494.201.334
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2007	(13.580.244)	(67.505.827)	(4.641.681)	-	(85.727.752)
Cargo para el año	(2.488.686)	(14.448.759)	(999.923)	-	(17.937.368)
Retiros	-	-	496.939	-	496.930
Al 31 de diciembre de 2008	(16.068.930)	(81.954.586)	(5.144.675)	-	(103.168.191)
Cargo para el año	(1.222.961)	(7.381.311)	(557.387)	-	(9.161.659)
Retiros	-	-	18.129	-	18.129
Total al 30 de junio de 2009	(17.291.891)	(89.335.897)	(5.683.933)	-	(112.311.721)
Total al 30 de Junio de 2009	73.143.299	302.709.330	4.320.135	1.716.849	381.889.613
Total al 31 de diciembre de 2008	74.366.260	307.528.307	4.004.456	5.289.500	391.188.523
Total al 31 de diciembre de 2007	76.398.050	314.785.944	4.692.759	2.080.252	397.957.005

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de las propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2008 y 2007, ascienden a Bs. 3.382.008 y Bs. 5.225.000, respectivamente.

Al 31 de diciembre 2008 y 2007, los activos dados en arrendamientos ascienden a Bs. 19.498.974 y Bs. 19.807.637, respectivamente (Véase Nota 17).

Al 30 de junio de 2009 y 31 diciembre 2008 y 2007, la Compañía mantiene activos por Bs. 5.686.832, Bs. 6.060.281 y Bs. 6.974.191, respectivamente, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente:

	30-06-2009	2008	2007
Participaciones en asociadas y negocios conjuntos	-	3.459.354	4.769.358

Participaciones en empresas asociadas

Al 30 de junio de 2009 y 31 de diciembre 2008 y 2007, las participaciones en empresas asociadas se componen de lo siguiente:

	%	30-06-2009	2008	2007
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112	769.112
Central Cariaco	25,62	88.371	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619	80.619
		3.515.345	3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)	(3.515.345)
		-	-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participaciones en negocios conjuntos

Al 30 de junio de 2009 y 31 de diciembre 2008 y 2007, las participaciones en negocios se componen de lo siguiente:

	%	30-06-2009	2008	2007
Simco Recycling Inc.	50	-	-	-
Manpa Centroamérica, C.A.	50	-	3.459.354	4.769.358
		-	3.459.354	4.769.358

Al 31 de diciembre de 2008 y 2007, la participación en la (pérdida) ó utilidad neta de las inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (1.310.004) y Bs. 802.404, respectivamente.

Durante los años terminados el 31 de diciembre de 2008 y 2007, la Compañía efectuó un análisis de la participación en el negocio conjunto correspondiente a Simco Recycling Inc.; como resultado de este análisis, la Compañía consideró reducir tal participación hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio.

Los estados financieros combinados condensados más recientes de las compañías antes citadas, se resumen a continuación:

	2008	2007
Activo circulante	11.455	13.760
Total activo	13.675	17.749
Pasivo circulante	13.299	14.938
Patrimonio	21	2.445
Total pasivo y patrimonio	13.675	17.749
Ventas netas	19.882	21.550
Utilidad en operaciones	589	1.065
Utilidad neta	881	1.356

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, los inventarios se componen de lo siguiente:

	30-06-2009	2008	2007
Productos terminados	15.909.550	22.986.126	15.347.715
Productos en proceso	819.404	426.605	341.161
Materias primas	36.499.154	40.733.131	22.369.698
Repuestos	12.690.844	12.927.129	19.193.754
Inventario en tránsito	6.439.273	35.192.411	28.480.550
	72.358.225	112.265.402	85.732.878
Menos – provisión para obsolescencia	(3.496.563)	(2.738.298)	(4.755.584)
	68.861.662	109.527.104	80.977.294

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo; sin embargo, una parte de los inventarios de repuestos podría ser utilizada en más de un ejercicio.

Para el período de seis meses terminado el 30 de junio de 2009 y los años terminados al 31 de diciembre de 2008 y 2007, el movimiento de la provisión para obsolescencia se compone de:

	30-06-2009	2008	2007
Saldo inicial	(2.738.298)	(4.755.584)	(3.381.920)
Provisión	(758.265)	-	(1.373.664)
Castigos	-	2.017.286	-
Saldo final	(3.496.563)	(2.738.298)	(4.755.584)

5. EFECTOS Y CUENTAS POR COBRAR - NETO

Al 30 de junio de 2009 y 31 de diciembre 2008 y 2007, los efectos y cuentas por cobrar se componen de lo siguiente:

	30-06-2009	2008	2007
Comerciales	156.534.393	114.642.782	77.412.693
Compañías relacionadas (Nota 18)	19.929.291	15.292.927	12.153.725
Empleados	5.328.612	3.722.281	1.653.250
Deudores diversos	8.994.767	1.313.299	1.137.736
Impuesto sobre la renta pagado por anticipado (Nota 12)	344.550	439.890	1.095.323
IVA – pagado en exceso (Nota 12)	7.846.403	13.763.127	18.975.571
Crédito fiscal IVA – neto por compensar (Nota 12)	-	1.386.022	1.683.824
Depósitos dados en garantía	8.473.746	8.473.746	6.586.270
	207.451.762	159.034.074	120.698.392
Menos – provisión para cuentas de cobro dudoso	(933.352)	(518.037)	(507.505)
	206.518.410	158.516.037	120.190.887

El período promedio de crédito otorgado a los clientes nacionales oscila entre 30 y 90 días, y para clientes de exportación entre 1 y 180 días.

Al 31 de diciembre, las cuentas por cobrar comerciales incluyen saldos vencidos para los cuales no se han establecidos provisiones para cuentas de cobro dudoso dado que la experiencia crediticia de los mismos se considera que no ha variado significativamente, y la gerencia de la Compañía considera que tales importes aún siguen siendo recuperables. La Compañía no posee garantías sobre estos saldos pendientes de cobro, los cuales reflejan una antigüedad promedio de 1 día y 60 días, al 31 de diciembre de 2008 y 2007, respectivamente. El resumen de la antigüedad de estos saldos se presenta a continuación:

	2008	2007
Entre 1 y 60 días	17.409.907	14.436.753
Entre 61 y 90 días	36.546	1.012.695
Entre 91 y 120 días	657.724	-
Más de 120 días	55.079	-
	18.159.256	15.449.448

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, el movimiento de la provisión para cuentas de cobro dudoso se compone de:

	30-06-2009	2008	2007
Saldo inicial	(518.037)	(507.505)	(1.014.483)
Provisión	(415.315)	(10.532)	(69.406)
Castigos	-	-	576.384
Saldo final	(933.352)	(518.037)	(507.505)

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente:

	30-06-2009	2008	2007
Inversiones y acciones disponibles para la venta	117.071	117.071	117.071
Bonos disponibles para la venta	-	-	10.973
	117.071	117.071	128.044

Inversiones y acciones disponibles para la venta

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, las inversiones y acciones disponibles para la venta, comprenden lo siguiente:

	30-06-2009	2008	2007
Portafolio de inversión	83	83	83
Acciones en:			
Central Portuguesa, S.A.	354.516	354.516	354.516
Corporación Forestal Venezuela, C.A.	47.817	47.817	47.817
Corporación Industrial de Energía, C.A, S.A.C.A.	116.988	116.988	116.988
	519.321	519.321	519.321
Menos – pérdidas por deterioro	(402.333)	(402.333)	(402.333)
	117.071	117.071	117.071

Resultado no realizado en inversiones

	30-06-2009	2008	2007
Inversiones y acciones disponibles para la venta	82.793	82.793	(672.675)
	82.793	82.793	(672.675)

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, el efectivo y equivalentes de efectivo, se componen de lo siguiente:

	30-06-2009	2008	2007
Efectivo en caja y bancos	144.980.968	42.323.953	11.159.753
Colocaciones bancarias	2.150	2.150	2.150
	144.983.118	42.326.103	11.161.903

8. PATRIMONIO

Capital social

Al 30 de junio 2009 y 31 de diciembre de 2008 y 2007, el capital social de la Compañía comprende Bs. 22.941.000 de capital social compuesto por 229.410.000 acciones comunes de Bs. 0,10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes, y Bs. 46.692.596 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores

Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 0,01 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

En Asamblea Extraordinaria de Accionistas celebrada el 14 de noviembre de 2007, se aprobó un aumento del capital social de la Compañía en Bs. 906 mediante la emisión de 90.576 acciones, con un valor nominal de Bs. 0,01 cada una. El capital fue suscrito y pagado por un sólo accionista, generándose una prima por Bs. 13.405. Asimismo, se aprobó el cambio del valor nominal de las acciones que conforman el capital social de la Compañía de Bs. 0,01 a Bs. 0,10 cada una, y como consecuencia de esto, la reducción de las acciones existentes para facilitar la conversión del capital social a bolívares fuertes (Véase Nota 1b).

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio Nº CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2008 y 2007 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente:

	30-06-2009	2008	2007
Filial:			
Vencaribbean Paper Products, Ltd.	(347.673)	(347.673)	(347.673)
Negocios Conjuntos:			
Manpa Centroamérica, C.A.	829.702	829.702	829.702
Simco Recycling Inc.	(275.721)	(275.721)	(275.721)
	206.308	206.308	206.308

Para el período de seis meses terminado el 30 de junio de 2009 y los años terminados el 31 de diciembre de 2008 y 2007, no se presentó ningún movimiento en el resultado acumulado por traducción de filial y negocios conjuntos en el exterior.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

De acuerdo con lo establecido en la Ley de Mercado de Capitales en su artículo 112, las sociedades que hagan oferta pública de sus acciones, deberán establecer en sus estatutos la política de dividendos de forma tal que los inversionistas estén informados sobre el particular. La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo consideren convenientes.

De acuerdo con la citada ley, la Compañía debe repartir entre sus accionistas no menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la Compañía tenga déficit acumulado, las utilidades deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida.

Los estatutos sociales de la Compañía en su Cláusula Nº 16 recogen los términos establecidos en el Artículo 112 de la Ley de Mercado de Capitales cuando en ellos se expresa lo siguiente: "La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo considere convenientes. Los dividendos a repartirse entre los accionistas no podrán ser menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje, no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la Compañía tenga déficit acumulado, las utilidades netas deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida. Cuando las utilidades obtenidas en el correspondiente ejercicio económico, sean inferiores al porcentaje del capital pagado que determine la Comisión Nacional de Valores, se aplicará lo dispuesto en el Artículo 116 de la Ley de Mercado de Capitales. La asamblea ordinaria de accionistas de la Compañía decidirá el monto y la oportunidad del pago de dividendos, pero podrá delegar en la Junta Directiva la fijación de la fecha de pago de los dividendos". En este sentido, el Artículo 116 ejusdem establece que la utilidad del ejercicio que resulte inferior al porcentaje del capital pagado debe destinarse a un aumento de capital hasta satisfacer el porcentaje referido.

Con fecha 24 de abril de 2009, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,30 por acción, para un total de Bs. 68.823.000.

Con fecha 18 de abril de 2008, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,15 por acción, para un total de Bs. 34.411.500. Igualmente con fecha 02 de octubre de 2008, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,25 por acción, para un total de Bs. 57.352.500.

Con fecha 27 de abril de 2007, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,12 por acción, para un total de Bs. 27.528.113. Igualmente con fecha 26 de octubre de 2007, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,22 por acción, para un total de Bs. 50.468.207.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2008 y 2007, las utilidades retenidas y el déficit acumulado de las filiales incluidas en las utilidades retenidas ascienden a Bs. 6.351 miles y Bs. 100 miles, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 152.673 miles, y Bs. 214.318 miles, respectivamente, al 31 de diciembre de 2008 y Bs. 39.066 miles y Bs. 155.663 miles, respectivamente, al 31 de diciembre de 2007.

De acuerdo con los requerimientos establecidos en el oficio Nº CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2008 y 2007 la utilidad neta incluye Bs. 42.630 miles y Bs. 16.717 miles de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 5 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A. El Citibank, N.A. actúa como banco depositario. Al 31 de diciembre de 2008 y 2007, el número de ADR en circulación es de 25.041.585 y 24.693.083, respectivamente.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 73,69%, por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a) Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b) Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones.

c) Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

Al 31 de diciembre de 2008, el registro de inversión extranjera emitido por SIEX refleja una participación extranjera de Bs. 16.905.223 al 29 de enero de 2008.

10. EMISIÓN DE BONOS QUIROGRAFARIOS

Al 31 de diciembre de 2008, la emisión de bonos quirografarios, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue:

	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:		
Interés variable, colocados a valor par en el año 2008	12.500.000	19,24
Interés fijo por 6 meses. Colocados a valor par en el año 2008	50.000	24,00

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, el movimiento de la emisión de bonos quirografarios se compone de:

	30-06-2009	2008	2007
Saldo inicial	46.750.000	34.200.000	-
Emisiones	-	12.550.000	34.200.000
Amortizaciones	(2.400.000)	-	-
Saldo Final	44.350.000	46.750.000	34.200.000
Menos – porción circulante	-	(9.340.000)	-
	44.350.000	37.410.000	34.200.000

Los bonos quirografarios emitidos en circulación están conformados por cuatro (4) series del año 2007 los cuales tienen como fecha de vencimiento el 24 de septiembre de 2011, el 1 de octubre de 2011, 26 de octubre de 2011 y el 8 de febrero de 2012; y una (1) serie del año 2008 con vencimiento el 28 de noviembre de 2011. Los bonos quirografarios correspondientes a la Emisión 2007-I, serán redimidos mediante diez (10) pagos trimestrales vencidos, iguales y consecutivos por el equivalente al diez por ciento (10%) del capital, desde el séptimo trimestre contado a partir del inicio de la fecha de inicio de la oferta pública de cada serie. Los correspondientes a la Emisión 2008-I serán redimidos en su totalidad al vencimiento de dos (2) años contados a partir de la fecha de inicio de la oferta pública de cada serie.

Los bonos quirografarios de la serie 4 – Emisión 2007-I emitidos durante el año 2008 tienen una tasa variable de 19,24% anual que será revisada de forma trimestral y la misma debe ser equivalente al 85% de la tasa de interés anual promedio ponderada en el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y universales con mayor volumen de depósitos suministrada por el Banco Central de Venezuela en el boletín de indicadores semestrales, y los de la serie 1 – Emisión 2008-I emitidos durante el año 2008 mantienen una tasa fija de 24% anual por un período de seis (6) meses y permanecerá invariable hasta la finalización del período de interés fijo, a partir de cuyo momento se aplicará una tasa de interés variable equivalente al 90% de la tasa de interés anual promedio ponderada en el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y universales con mayor volumen de depósitos suministrada por el Banco Central de Venezuela en el boletín de indicadores semestrales.

Los bonos quirografarios emitidos durante el año 2007, mantienen una tasa de interés que será revisada de forma trimestral y la misma debe ser equivalente al 70% para las series 1 y 2 y 75% para la serie 3; de la tasa de interés anual promedio ponderada en el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y universales con mayor volumen de depósitos suministrada por el Banco Central de Venezuela en el boletín de indicadores semestrales.

11. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Emisión de papeles comerciales

Al 30 de junio de 2009. la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue:

	Importe vivo de la emisión	**Tasa de interés anual (%)**
Bolívares:		
Interés fijo	6.000.000	20,00%

Para el período de seis meses terminado el 30 de junio de 2009 y los años terminados el 31 de diciembre de 2008 y 2007, el movimiento de la emisión de obligaciones y papeles comerciales se compone de:

	30-06-2009	**2008**	**2007**
Saldo inicial	13.084.438	10.925.263	11.396.409
Emisiones	6.000.000	35.991.500	24.252.400
Amortizaciones	(13.084.438)	(32.916.763)	(24.983.600)
Intereses netos	(273.765)	(915.562)	260.054
Saldo final	5.726.235	13.084.438	10.925.263

Al 30 de junio de 2009, los papeles comerciales emitidos en circulación están conformados por una (1) serie la cual tiene como fecha de vencimiento el 28 de septiembre de 2009.

Durante los años terminados el 31 de diciembre de 2008 y 2007, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 2.792 miles y Bs. 699 miles, respectivamente.

Préstamos a corto plazo

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, los préstamos a corto plazo están representados por:

	30-06-2009	2008	2007
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables	127.075.571	34.377.456	15.255.518

Al 31 de diciembre de 2008, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 196.900.000, y tiene disponibles Bs. 158.785.889, neto de cartas de crédito vigentes (Véase Nota 22), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados oscilaron entre 14,5% y 19% para el período de seis meses terminado el 30 de junio de 2009, entre 18% y 24% para el año 2008 y 14% y 17% para el año 2007.

12. IMPUESTO SOBRE LA RENTA:

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Gasto de impuesto sobre la renta

El gasto de impuesto sobre la renta para el período de seis meses terminado el 30 de junio de 2009 y los años terminados el 31 de diciembre de 2008 y 2007, se detalla a continuación:

	30-06-2009	2008	2007
Impuesto sobre la renta corriente estimado	23.894.144	44.040.043	16.257.028
Menos:			
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	-	(792.530)	(531.204)
	23.894.144	43.247.513	15.725.824
Impuesto sobre la renta de ejercicio anterior	-	(629.903)	1.190.992
Total impuesto sobre la renta corriente	23.894.144	42.617.610	16.916.816
Impuesto sobre la renta diferido	(1.871.279)	(3.742.558)	(11.535.326)
	22.022.865	38.875.052	5.381.490

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2007. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior para el ejercicio terminado el 31 de diciembre de 2008. En opinión de la gerencia, y de sus asesores legales, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2008, no serán significativas.

Durante los años terminados el 31 de diciembre de 2008 y 2007, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a ciertas partidas relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2008		2007	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	53.244.952	34,00	16.394.571	34,00
Efecto sobre la utilidad contable por la aplicación de Normas Internacionales de Información Financiera	(2.383.157)	(1,52)	2.722.665	5,64
Reserva por valuación de impuesto diferido activo	11.562.809	7,38	8.463.980	17,55
Ajuste fiscal por inflación	(4.140.775)	(15,42)	(22.893.681)	(47,48)
Otros gastos no deducibles	1.716.994	1,10	3.176.596	6,59
Otros ingresos no gravables	(333.241)	(0,21)	(2.205.291)	(4,57)
Efecto de rebaja por inversiones en propiedades, planta y equipos y otros créditos	(792.530)	(0,51)	(277.350)	(0,58)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	38.875.052	24,82	5.381.490	11,15

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

Impuesto sobre la renta por pagar y recuperar

Al 30 de junio de 2009 y el 31 de diciembre de 2008 y 2007, los saldos acreedores con la Administración Fiscal relacionados con el impuesto sobre la renta ascienden a Bs. 24.760.960, Bs. 33.662.266 y Bs. 8.728.831, respectivamente.

En marzo de 2007, la Compañía obtuvo la aprobación de la recuperación de retenciones reflejadas en su Estado de Cuenta no descontadas de las cuotas tributarias del Impuesto al Valor Agregado por la cantidad de Bs. 3.600 miles y Bs. 6.212,9 miles, aproximadamente, mediante las Resoluciones Nº 0780066125 y Nº 0780066127, respectivamente, ambas de fecha 30 de marzo de 2007 emitidas por el Servicio Nacional Integrado de Administración

Aduanera y Tributaria (SENIAT). En las citadas resoluciones se acuerda el traslado de las cantidades antes mencionadas, de su Cuenta de Retenciones IVA Acumuladas por Descontar a su Cuenta de Créditos Tributarios, a los fines de su compensación contra la Declaración de Impuesto sobre la Renta a Personas Jurídicas correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2006 y la Declaración Estimada de Impuesto sobre la Renta a Personas Jurídicas correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2007, respectivamente.

En marzo de 2007, la Compañía obtuvo la aprobación de la recuperación de retenciones reflejadas en su Estado de Cuenta no descontadas de las cuotas tributarias del Impuesto al Valor Agregado por la cantidad de Bs. 450 miles, mediante la Resolución Nº 0780066123 de fecha 30 de marzo de 2007 emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT). En la citada resolución se acuerda el traslado de la cantidad antes mencionada, de su Cuenta de Retenciones IVA Acumuladas por Descontar a la Cuenta de Créditos Tributarios de Turbogeneradores Maracay, C.A., compañía relacionada, a los fines de su compensación contra Declaración de Impuesto Sobre la Renta a Personas Jurídicas, correspondiente al ejercicio fiscal de la compañía relacionada terminado el 31 de diciembre de 2006. La cesión de estos créditos fiscales fue pactada entre las partes por Bs. 423 miles, generándose una pérdida de Bs. 27 miles registrada en los resultados del ejercicio.

En julio de 2007, la Compañía solicitó ante el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) la recuperación de créditos fiscales que esta posee frente a la República Bolivariana de Venezuela por concepto de retenciones en exceso en materia de Impuesto al Valor Agregado, por un monto total de Bs. 14.907 miles, en virtud de que las retenciones del Impuesto al Valor Agregado resultaron ser superiores a la cuota tributaria de los períodos comprendidos desde julio de 2006 a enero de 2007, las cuales no pudieron ser descontadas en los tres períodos subsiguientes. El crédito fiscal antes citado, será empleado para la compensación, de acuerdo con el artículo 49 del Código Orgánico Tributario, de obligaciones por concepto de Declaración Definitiva de Impuesto sobre la Renta causado en el ejercicio fiscal terminado el 31 de diciembre de 2007. El 5 de noviembre de 2008, se presentó por ante el SENIAT escrito de alcance identificado con el número de recepción 0022395, con la finalidad de modificar el monto y el periodo de reintegro solicitado,

inicialmente el monto requerido fue de Bs. 14.907 miles y comprendió los periodos de imposición desde julio 2006 hasta enero 2007. Con este nuevo escrito el monto solicitado ascendió a Bs. 12.896 miles y corresponde a los periodos julio 2006 a diciembre 2007.

En julio de 2007, la filial Transportes Alpes, C.A. solicitó ante el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) la recuperación de créditos fiscales que esta posee frente a la República Bolivariana de Venezuela por concepto de retenciones en exceso en materia de Impuesto al Valor Agregado, por un monto total de Bs. 463,9 miles, en virtud de que las retenciones del Impuesto al Valor Agregado resultaron ser superiores a la cuota tributaria de los períodos comprendidos desde agosto de 2006 a enero de 2007, las cuales no pudieron ser descontadas en los tres períodos subsiguientes. La filial está realizando la gestión necesaria para obtener la aprobación de cesión del crédito fiscal antes citado a la cuenta de créditos tributarios de Manufacturas de Papel, C.A. (MANPA), el cual será compensado contra el Impuesto Sobre la Renta correspondiente el período terminado el 31 de diciembre de 2007. En mayo 2008, el SENIAT aprobó la solicitud de reintegro efectuada por la filial Transporte Alpes, C.A., que ascendió a Bs. 463,9 miles correspondientes a los períodos de imposición agosto 2006 a enero 2007, este crédito fiscal fue cedido a Manufacturas de Papel, C.A. (MANPA) S.A.C.A., el cual fue compensado en el pago de la declaración estimada de impuesto sobre la renta del ejercicio fiscal 2008.

Saldos de impuestos sobre la renta diferido

Al 30 de junio de 2009, los impuestos diferidos activos y pasivos se componen de lo siguiente:

	Saldo al inicio	**Cargos a resultados**	**Saldo final**
Diferencias temporarias:			
Diferencias de base de propiedades, planta y equipo	43.204.870	(6.998.504)	36.206.366
Ingresos por arrendamientos sobre la base del efectivo	378.861	138.523	517.384
Diferencia de base de efectivo y equivalentes de Efectivo	4.614.509	2.307.255	6.921.764
Diferencias de base sobre inversiones	(6.213.948)	(586.264)	(6.800.212)
Diferencias de base de inventarios	(17.477.756)	4.087.438	(13.390.318)
Provisiones	(3.861.733)	(1.306.815)	(5.168.548
Acumulaciones y apartados (contribuciones laborales)	(1.070.381)	(209.688)	(1.280.069)
	19.574.422	(2.568.055)	17.006.367

	Saldo al inicio	Cargos a resultados	Saldo final
Pérdidas y otros créditos fiscales trasladables no Utilizados			
Pérdidas fiscales trasladables	(1.458.929)	39.796	(1.419.133)
	18.115.493	(2.528.259)	15.587.234
Provisión de valuación de Impuesto sobre la renta diferido activo	12.876.768	656.980	13.533.748
	30.992.261	(1.871.279)	29.120.982

Al 31 de diciembre de 2008, los impuestos diferidos activos y pasivos se componen de lo siguiente:

	Saldo al inicio	Cargos a resultados	Saldo final
Diferencias temporarias:			
Diferencias de base de propiedades, planta y equipo	57.201.878	(13.997.008)	43.204.870
Ingresos por arrendamientos sobre la base del efectivo	101.815	277.046	378.861
Diferencia de base de efectivo y equivalentes de Efectivo	-	4.614.509	4.614.509
Diferencias de base sobre inversiones	(5.041.420)	(1.172.528)	(6.213.948)
Diferencias de base de inventarios	(25.652.632)	8.174.876	(17.477.756)
Provisiones	(1.248.104)	(2.613.629)	(3.861.733)
Acumulaciones y apartados (contribuciones laborales)	(651.005)	(419.376)	(1.070.381)
	24.710.532	(5.136.110)	19.574.422
Pérdidas y otros créditos fiscales trasladables no utilizados			
Pérdidas fiscales trasladables	(1.538.522)	79.593	(1.458.929)
	23.172.010	(5.056.517)	18.115.493
Provisión de valuación de Impuesto sobre la renta diferido activo	11.562.809	1.313.959	12.876.768
	34.734.819	(3.742.558)	30.992.261

Al 31 de diciembre de 2007, los impuestos diferidos activos y pasivos se componen de lo siguiente:

	Saldo al inicio	Cargos a resultados	Saldo final
Diferencias Temporarias:			
Diferencias de base de propiedades, planta y equipo	67.819.342	(10.617.464)	57.201.878
Ingresos por arrendamientos sobre la base del Efectivo	702.833	(601.018)	101.815
Diferencias de base sobre inversiones	(4.107.506)	(933.914)	(5.041.420)
Diferencias de base de inventarios	(19.164.597)	(6.488.035)	(25.652.632)
Provisiones	(476.228)	(771.876)	(1.248.104)
Acumulaciones y apartados (contribuciones laborales)	(405.994)	(245.011)	(651.005)
	44.367.850	(19.657.318)	24.710.532
Pérdidas y otros créditos fiscales trasladables no Utilizados			
Pérdidas fiscales trasladables	(1.192.104)	(346.418)	(1.538.522)
Créditos fiscales trasladables	(4.430)	4.430	-
	43.171.316	(19.999.306)	23.172.010
Provisión de valuación de Impuesto sobre la renta diferido activo	3.098.829	8.463.980	11.562.809
	46.270.145	(11.535.326)	34.734.819

Impuestos sobre la renta diferidos activos no reconocidos

De conformidad con la legislación fiscal vigente, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Durante el año 2008, la filial consolidada Transporte Alpes, C.A, utilizó una pérdida fiscal trasladable de años anteriores por Bs. 1.119.372, generándose un beneficio impositivo de Bs. 380.586.

13. CUENTAS POR PAGAR

Al 30 de junio de 2009 y 31 de diciembre 2008 y 2007, las cuentas por pagar se componen de lo siguiente (en bolívares):

	30-06-2009	2008	2007
Comerciales	39.386.254	59.252.880	85.981.426
Partes relacionadas (Nota 18)	9.438.707	6.448.999	2.764.874
Otros	12.499.603	8.178.149	4.624.941
IVA de terceros retenido por pagar	2.144.651	1.095.299	1.035.823
Gastos acumulados por pagar	57.813.260	31.210.717	10.683.333
Impuesto a las transacciones financieras	-	-	9.795
	121.282.475	106.186.044	105.100.192

La cuenta de acreedores comerciales y otras cuentas a pagar incluyen principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 120 días y nacionales oscila entre anticipos y 35 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2008 y 2007, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 2.484.627 y Bs. 2.359.594, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorías de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorías generen un faltante, el licenciado deberá reconocer los gastos de tal auditoría.

Al 31 de diciembre de 2008, el 90% de los contratos se encuentran vencidos; y la gerencia de la Compañía no tiene intenciones de renovar los mismos.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

14. INGRESOS

Para el período de seis meses terminado el 30 de junio de 2009 y los años terminados el 31 de diciembre de 2008 y 2007, los ingresos se componen de lo siguiente:

	30-06-2009	2008	2007
Ventas de bienes	497.402.890	846.778.613	534.894.679
Ingresos por alquileres	5.131.216	6.854.498	3.905.840
Ingresos por servicios	3.745.275	3.001.447	1.936.491
	506.279.381	856.634.558	540.737.010

15. RESULTADOS DEL AÑO

Para el período de seis meses terminado el 30 de junio de 2009 y los años terminados el 31 de diciembre de 2008 y 2007, los resultados del año de la Compañía incluyen los siguientes saldos deudores:

	30-06-2009	2008	2007
Depreciación y amortización	9.161.659	17.937.368	18.212.896
Costo de inventario reconocido en resultados	135.162.280	327.699.286	277.426.947
Beneficios a empleados	119.534.813	161.157.516	90.749.702

16. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2008; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.
La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para el periodo de seis meses terminado el 30 de junio de 2009 y por los años terminados el 31 de diciembre 2008 y 2007:

	Papel impresión, escritura y embalaje	**Papel tissue**	**Servicios y alquileres**	**Eliminación**	**Total**
2009					
Estado de Resultados					
Ventas locales	234.405.501	255.944.965	7.661.791	-	498.012.257
Ventas de exportación	982.626	7.284.498	-	-	8.267.124
Ventas entre segmentos - local	-	-	12.250.767	(12.250.767)	-
Ventas entre segmentos - exportación	146.955	952.714	-	(1.099.669)	-
Total ingresos	235.535.082	264.182.177	19.912.558	(13.350.436)	506.279.381
Costos y gastos	199.584.944	195.119.862	13.858.798	(13.337.682)	395.225.922
Resultado de operación	33.950.138	69.062.315	6.053.760	(12.754)	111.053.459
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	-
Ingresos financieros	-	-	-	-	662.700
Gastos financieros y otros	-	-	-	-	(12.599.276)
Resultados antes de impuestos	-	-	-	-	99.116.883
Resultado después de impuestos	-	-	-	-	77.094.018
Depreciación	4.294.915	4.044.923	821.821	-	9.161.659
Inversiones de capital	68.153	615.046	883.605	-	1.566.804

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
2009					
Balance general					
Activo					
Activos por segmentos	365.839.710	313.035.955	82.266.557	(33.279.290)	727.862.932
Activos por segmentos corporativos	-	-	-	-	55.104.974
Participaciones en empresas asociadas	-	-	-	-	-
Activos corporativos no distribuidos	-	-	-	-	29.304.696
Activo total consolidado	365.839.710	313.035.955	82.266.557	(33.279.290)	812.272.602
Pasivo					
Pasivos por segmentos	70.761.567	56.773.429	12.714.888	(33.279.290)	106.970.594
Pasivos por segmentos corporativos	-	-	-	-	77.955.882
Pasivos corporativos no distribuidos	-	-	-	-	201.912.766
Pasivo total consolidado	70.761.567	56.773.429	12.714.888	(33.279.290)	386.839.242
2008					
Estado de Resultados					
Ventas locales	389.905.900	435.301.149	11.402.893	-	836.609.942
Ventas de exportación	5.281.667	14.742.949	-	-	20.024.616
Ventas entre segmentos - local	-	-	18.098.555	(18.098.555)	-
Ventas entre segmentos – exportación	133.544	1.004.750	-	(1.138.294)	-
Total ingresos	395.321.111	451.048.848	29.501.448	(19.236.849)	856.634.558
Costos y gastos	325.491.742	311.175.675	23.968.090	(19.065.133)	641.570.374
Resultado de operación	69.829.369	139.873.173	5.533.358	(171.716)	215.064.184
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(1.310.004)
Ingresos financieros	-	-	-	-	935.726
Gastos financieros y otros	-	-	-	-	(19.144.407)
Resultados antes de impuestos	-	-	-	-	195.545.499
Resultado después de impuestos	-	-	-	-	156.670.447
Depreciación	8.440.739	8.002.134	1.494.495	-	17.937.368
Inversiones de capital	3.007.432	7.059.617	735.022	-	10.802.071
Balance general					
Activo					
Activos por segmentos	341.838.591	291.441.889	51.583.492	(27.054.588)	657.809.384
Activos por segmentos corporativos	-	-	32.025.052	-	32.025.052
Participaciones en empresas asociadas	3.459.354	-	-	-	3.459.354
Activos corporativos no distribuidos	-	-	15.562.869	-	15.562.869
Activo total consolidado	345.297.945	291.441.889	99.171.413	(27.054.588)	708.856.659
Pasivo					
Pasivos por segmentos	67.148.330	54.426.137	9.782.606	(27.054.588)	104.302.485
Pasivos por segmentos corporativos	-	-	59.517.667	-	59.517.667
Pasivos corporativos no distribuidos	-	-	127.874.165	-	127.874.165
Pasivo total consolidado	67.148.330	54.426.137	197.174.438	(27.054.588)	291.694.317

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
2007					
Estado de Resultados					
Ventas locales	257.561.849	255.381.960	6.554.928	-	519.498.737
Ventas de exportación	7.937.465	13.300.808	-	-	21.238.273
Ventas entre segmentos - local	-	-	12.676.594	(12.676.594)	-
Ventas entre segmentos – exportación	217.492	1.212.168	-	(1.429.660)	-
Total ingresos	265.716.806	269.894.936	19.231.522	(14.106.254)	540.737.010
Costos y gastos	259.330.716	221.523.743	17.196.480	(13.813.529)	484.237.410
Resultado de operación	6.386.090	48.371.193	2.035.042	(292.725)	56.499.600
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	802.404
Ingresos financieros	-	-	-	-	850.632
Gastos financieros y otros	-	-	-	-	(9.877.969)
Resultados antes de impuestos	-	-	-	-	48.274.667
Resultado después de impuestos	-	-	-	-	42.893.177
Depreciación	8.259.504	8.221.767	1.731.625	-	18.212.896
Inversiones de capital	1.683.475	566.980	470.025	-	2.720.480
2007					
Balance general					
Activo					
Activos por segmentos	279.914.997	260.952.878	53.718.230	(24.662.066)	569.924.039
Activos por segmentos corporativos	-	-	-	-	34.278.422
Participaciones en empresas asociadas	4.769.358	-	-	-	4.769.358
Activos corporativos no distribuidos	-	-	-	-	8.830.114
Activo total consolidado	284.684.355	260.952.878	53.718.230	(24.662.066)	617.801.933
Pasivo					
Pasivos por segmentos	77.207.450	27.469.612	5.423.852	(18.183.977)	91.916.937
Pasivos por segmentos corporativos	-	-	-	-	100.043.373
Pasivos corporativos no distribuidos	-	-	-	-	74.341.196
Pasivo total consolidado	77.207.450	27.469.612	5.423.852	(18.183.977)	266.301.506

17. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Al 30 de junio de 2009 y 31 de diciembre de 2008 y 2007, los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 5.131.216, Bs. 6.854.498 y Bs. 3.905.840, respectivamente.

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a cinco (5) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2008 serán renovados automáticamente.

Al 31 de diciembre de 2008 y 2007, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas:

	2008	2007
Menos de un año	6.853.498	4.528.921
Hasta dos años	16.652.280	2.942.446
Mas de dos años	23.963.120	3.780.000
	47.468.898	11.251.367

La Compañía como arrendatario

La Compañía mantiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; los mismos no revisten importancia para los estados financieros consolidados.

18. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

Durante los años 2008 y 2007, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles bolívares):

	2008	2007
Compras de energía eléctrica	20.583	8.472
Ventas de inventarios	5.282	3.693
Compras de inventarios	9.295	3.682
Servicios administrativos	39	18

Producto de estas transacciones, y otras de menor importancia, al 30 de junio de 2009 y al 31 de diciembre de 2008 y 2007, se generaron los siguientes saldos por cobrar y por pagar (en bolívares):

	30-06-2009	2008	2007
Cuentas por cobrar:			
MANPA Centroamérica, C.A. (negocio conjunto)	374.134	4.188.326	6.086.103
Simco Recycling, Inc. (negocio conjunto)	14.734.016	8.030.605	4.838.785
Turbogeneradores Maracay, C.A. (1)	5.468.876	4.295.173	2.171.764
Agroindustrial Mandioca, C.A. (empresa asociada)	1.069.911	1.069.911	834.450
Corporación Industrial de Energía, C.A. S.A.C.A.	358.960	359.389	296.534
Agropecuaria Mandioca, C.A. (empresa asociada)	1.039	-	-
	22.006.936	17.943.404	14.227.636
Menos – provisión para cuentas de cobro dudoso	(2.077.645)	(2.650.477)	(2.073.911)
	19.929.291	15.292.927	12.153.725
Cuentas por pagar:			
Simco Recycling, Inc. (negocio conjunto)	9.438.707	6.448.999	2.764.874
	9.438.707	6.448.999	2.764.874

(1) Esta compañía es filial de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 30 de junio de 2009, 31 de diciembre 2008 y 2007, la Compañía mantiene una provisión para cobro dudoso por Bs. 1.007 miles, Bs. 1.582 miles y Bs. 2.074 miles, respectivamente, correspondientes a la porción de cuentas por cobrar a Simco Recycling, Inc. Superior a las cuentas por pagar a dicha compañía, que la gerencia estima no podrían ser recuperadas en el futuro. Durante el año 2008, la compañía decidió crear una provisión para cobro dudoso por Bs. 1.070 miles, correspondientes a las cuentas por cobrar de Agroindustrial Mandioca, C.A.

Al 31 de diciembre de 2008 y 2007, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

19. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2008 a la Junta Directiva por este concepto ascendió a Bs. 435 miles y (Bs. 305 miles en el año 2007).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2008 y 2007, fue de Bs. 46 y 38, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2008 fue de Bs. 1.636 miles y Bs. 1.355 miles en el año 2007.

Retribuciones salariales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2008 por las 56 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 12.266 miles (Bs. 9.186 miles en el año 2007 por 46 personas.)

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2008 ascendió a Bs. 133 miles, aproximadamente (Bs. 73 miles en el año 2007).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2008	**2007**
Retribuciones a corto plazo a administradores	10.229.946	7.727.269
Prestaciones post empleo	2.035.941	1.459.045
Retribuciones a la Junta Directiva	2.070.459	1.660.000

20. INSTRUMENTOS FINANCIEROS

Gerencia de riesgo de capital

La Compañía maneja su capital para asegurar que las entidades en el grupo puedan continuar como empresas en marcha, mientras se maximiza el retorno a sus accionistas a

través de la optimización de los saldos de endeudamiento y patrimonio. La estrategia de la Compañía se ha mantenido constante desde el año 2006.

La estructura de capital de la Compañía esta constituida por el endeudamiento (préstamos), efectivo y equivalentes de efectivo, y el patrimonio atribuido a los accionistas.

Índice de endeudamiento neto

La gerencia de la Compañía considera razonable un nivel de endeudamiento neto de entre 30% a 35% determinado como la proporción entre el endeudamiento y el patrimonio.

Al 31 de diciembre, el índice de endeudamiento neto esta compuesto por lo siguientes:

	2008	2007
Deuda (préstamos)	94.211.894	60.380.781
Efectivo y equivalentes de efectivo	42.326.103	11.161.903
Total deuda neta	51.885.791	49.218.878
Patrimonio atribuido a accionistas	417.162.342	351.500.427
Índice de endeudamiento neto	12%	14%

Categorías de instrumentos financieros

Al 31 de diciembre, los activos y pasivos financieros de la Compañía se componen de:

	2008	2007
Activos financieros:		
Efectos y cuentas por cobrar	158.516.037	120.193.887
Efectivo y equivalentes de efectivo	42.326.103	11.161.903
Inversiones mantenidas al vencimiento	83	83
Inversiones disponibles para la venta	116.988	127.961
	200.959.211	131.483.834
Pasivos financieros:		
Al costo amortizado	94.211.894	60.380.781
	94.211.894	60.381.781

A la fecha de los estados financieros, no existen concentraciones significativas de riesgo de crédito con respecto a éstas partidas. El valor anteriormente indicado representa la máxima exposición al riesgo de crédito para tales prestamos y partidas por cobrar.

Gerencia de riesgo financiero

La Compañía esta expuesta continuamente a riesgos de crédito, riesgos de liquidez y riesgo de mercado originados por la variación del tipo de cambio, de tasas de interés y de precios. Estos riesgos son administrados a través de la política y procedimientos específicos establecidos por la Junta Directiva.

La Dirección de Finanzas monitorea constantemente estos riesgos a través de reportes periódicos que permiten evaluar los niveles de exposición a los que se encuentra la Compañía, y emite reportes trimestrales de gestión para la consideración de la Junta Directiva.

Riesgo de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en efectivo y equivalentes de efectivo, inversiones en otros activos financieros y cuentas por cobrar comerciales.

Con objeto de mitigar la exposición al riesgo de crédito en el efectivo y sus equivalentes, la Compañía ha adoptado la política de efectuar sus operaciones con entidades de reconocida solvencia en el mercado nacional e internacional.

Las exposiciones de riesgo de crédito relacionadas con inversiones en otros activos financieros son limitadas debido a las calificaciones de riesgo de los emisores de dichos instrumentos financieros

Las cuentas por cobrar a clientes están representadas principalmente por ventas realizadas a Distribuidores, los cuales han demostrado un excelente historial de crédito durante su

relación comercial con MANPA. Las cuentas por cobrar a los principales clientes al 31 de diciembre de 2008 y 2007, representan el 50,41% y 47,48%, respectivamente.

Riesgo de liquidez

La Junta Directiva de la Compañía tiene la responsabilidad principal de la administración del riesgo de liquidez, la cual ha establecido políticas y procedimientos en cuanto al endeudamiento a corto, mediano y largo plazo. La Compañía, a través de la Dirección de Finanzas, administra el riesgo de liquidez mediante el monitoreo de flujos de efectivo y los vencimientos de sus activos y pasivos financieros.

Al 31 de diciembre, el vencimiento contractual de los pasivos financieros no derivados de la Compañía es el siguiente (montos no descontados incluyendo intereses causados):

	Tasa promedio de interés efectiva %	**1 – 3 meses**	**3 meses – 1 año**	**1 – 5 años**	**Total**
2008:					
Instrumentos financieros a tasa variable	**17%**	34.377.456	9.340.000	37.410.000	81.127.456
Instrumentos financieros a tasa fija	**18,5%**	5.694.813	7.389.625	-	13.084.438
		40.072.269	16.729.625	37.410.000	94.211.894
2007:					
Instrumentos financieros a tasa variable	**13,5%**	15.255.518	-	34.200.000	49.455.518
Instrumentos financieros a tasa fija	**7,5%**	6.043.216	4.882.047	-	10.925.263
		21.298.734	4.882.047	34.200.000	60.380.781

Valor razonable de instrumentos financieros

Excepto por lo indicado a continuación, la gerencia de la Compañía estima que el valor en libros de aquellos instrumentos financieros registrados al costo amortizado se aproxima a su valor razonable:

	2008	2007
	Valor en	Libros
Pasivos financieros:		
Préstamos, bonos quirografarios a tasas de interés variables y papeles comerciales a tasas fijas	94.211.894	60.380.781

Riesgo de mercado

La Compañía está expuesta a la variación del tipo de cambio, de tasas de interés y de precios. La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

Riesgo del tipo de cambio

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

De conformidad con la legislación cambiaria vigente, las personas naturales o jurídicas que importen, exporten, ingresen o egresen divisas, hacia o desde el territorio de la República Bolivariana de Venezuela, por un monto superior a los diez mil dólares de los Estados Unidos de América (US$ 10.000,00) o su equivalente en otras divisas, están obligadas a declarar ante la autoridad administrativa en materia cambiaria el monto y la naturaleza de la respectiva operación o actividad, con excepción de los títulos valores emitidos por la República Bolivariana de Venezuela y adquiridos por las personas naturales o jurídicas, entre otros.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de gran parte de sus obligaciones en moneda extranjera, derivadas de importaciones de bienes y servicios y dividendos. Para este tipo de operaciones, la tasa de cambio oficial promedio y de cierre para los años terminados el 31 de diciembre de 2008 y 2007 se ha mantenido constante en Bs. 2,15 por US$ 1.

Así mismo, de conformidad con la legislación antes indicada, ha celebrado algunas operaciones de compra-venta de títulos valores emitidos por la República Bolivariana de Venezuela, para cubrir el pago de parte de sus obligaciones en moneda extranjera, y reducir el impacto de la exposición al riesgo del tipo de cambio antes indicado.

La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se presenta el valor en libros de los activos y pasivos monetarios en moneda extranjera al 30 de junio de 2009, 31 de diciembre de 2008 y 2007:

	30-06-2009	2008	2007
		(En miles de US$)	
Activo:			
Efectivo e inversiones temporales	6.031	5.409	4.538
Cuentas por cobrar comerciales	-	1.894	1.826
Cuentas por cobrar a compañías relacionadas	4.821	3.554	4.208
Depósitos dados en garantía	1.541	1.541	3.063
Anticipos a proveedores y deudores diversos	4.853	111	567
	17.246	12.509	14.202
Pasivo:			
Cuentas por pagar comerciales	7.911	12.169	31.362
Cuentas por pagar a compañías relacionadas	4.390	1.515	1.671
Gastos acumulados por pagar y otras	87	9.376	435
	12.388	23.060	33.468

La gerencia de la Compañía considera razonable un 20% de tasa de sensibilidad en la evaluación del riesgo de tipo de cambio. A continuación se presenta el análisis de sensibilidad asumiendo una devaluación en la tasa de cambio oficial equivalente a la tasa antes indicada, exclusivamente sobre los saldos de activos y pasivos monetarios anteriormente reflejados:

	2008	2007
Disminución en:		
Utilidad neta del año	148.861.114	34.608.797
Patrimonio neto	409.353.009	343.216.047

Riesgo de tasas de interés

El riesgo de tasa de interés es manejado por la gerencia de la Compañía a través de una política de endeudamiento conservadora, que contempla la obtención equilibrada de endeudamiento a tasas de interés fijas y variables. Los instrumentos financieros que someten a la Compañía al riesgo de tasas de interés se encuentran reflejados en la sección de riesgo de liquidez en esta misma nota.

La gerencia de la Compañía considera razonable un 5% de variación en la evaluación del riesgo de tasas de interés. A continuación se presenta el análisis de sensibilidad asumiendo un incremento en la tasa de interés equivalente a la tasa antes indicada, y que los pasivos

financieros sujetos a tasas variables se hubiesen mantenido sin cambios a lo largo del período:

	2008	2007
Disminución en:		
Utilidad neta del año	151.959.852	39.876.638
Patrimonio neto	412.451.747	348.483.888

Otros riesgos de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen algunos productos elaborados por la Compañía.

La gerencia de la Compañía efectúa los análisis y solicitudes correspondientes antes las autoridades respectivas para efectuar los ajustes de precios necesarios de sus productos en los términos establecidos por las regulaciones.

21. LEYES VIGENTES

Ley Habilitante

Con fecha 1° de febrero de 2007, la Asamblea Nacional aprobó una Ley que autoriza al Presidente de la República para dictar decretos con rango, valor y fuerza de la ley en un grupo de materias delegadas, por un período de dieciocho (18) meses a partir de la publicación de la mencionada Ley en la Gaceta Oficial de la República Bolivariana de Venezuela. De acuerdo con el texto de la mencionada Ley, las materias objeto de ésta autorización comprenden, entre otras, diversidad de temas en los ámbitos de Transformación de las Instituciones del Estado, Participación Popular, Económico y Social, Financiera, Tributaria y Energética.

Impuesto a las Transacciones Financieras

En el marco de la Ley Habilitante concedida al Presidente de la República, fue publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 5.852 Extraordinario de fecha 5 de octubre de 2007, el Decreto Nº 5.620 con Rango Valor y Fuerza de Ley de Impuesto a las Transacciones Financieras de las Personas Jurídicas y Entidades Económicas sin Personalidad Jurídica.

El Decreto establece una alícuota 1,5% sobre el importe de cada débito en cuenta u operación para las siguientes transacciones celebradas por las personas jurídicas, entidades económicas sin personalidad jurídica (tales como comunidades, sociedades irregulares o de hecho y consorcios), y aquellas calificadas como sujeto especial y vinculadas jurídicamente con las mismas, por las cancelaciones (compensación, novación y condonación de deudas) que efectúen sin mediación de las instituciones financieras:

a. Los débitos en cuentas bancarias, de corresponsalía, depósitos en custodia o en cualquier otra clase de depósitos, a la vista, fondos de activos líquidos, fiduciarios y en otros fondos del mercado financiero o en cualquier otro instrumento financiero, realizados en bancos y otras instituciones financieras.
b. La cesión de cheques, valores, depósitos en custodia pagados en efectivo y cualquier otro instrumento negociable, a partir del segundo endoso.
c. La adquisición de cheques de gerencia.
d. Las operaciones activas efectuadas por bancos y otras instituciones financieras.
e. La transferencia de valores en custodia entre distintos titulares, aun cuando no exista un desembolso a través de una cuenta.
f. La cancelación de deudas efectuadas sin mediación del sistema financiero, por el pago u otro medio de extinción.
g. Los débitos en cuentas que conformen sistemas de pagos organizados privados, no operados por el Banco Central de Venezuela y distintos del Sistema Nacional de Pagos.
h. Los débitos en cuentas para pagos transfronterizos.

Se encuentran exentos del mencionado impuesto, entre otros: 1. Las entidades de carácter público con o sin fines empresariales; 2. Los débitos que generen la compra, venta y transferencia de la custodia en títulos valores emitidos o avalados por la República o el Banco Central de Venezuela, así como los débitos o retiros relacionados con la liquidación del capital o intereses de los mismos; 3. Las operaciones de transferencias de fondos que realice él o la titular entre sus cuentas, en bancos o instituciones financieras constituidas y domiciliadas en el País (no se aplica a las cuentas con más de un titular); y 4. Los débitos o retiros realizados en las cuentas de la Cámara de Compensación Bancaria.

Este Decreto entrará en vigencia a partir del 1° de noviembre de 2007 hasta el 31 de diciembre de 2008. Con fecha 12 de junio de 2008, fue publicado en Gaceta Oficial de la Republica Bolivariana de Venezuela No. 38.951, el Decreto No. 6.165, emitido por el Ejecutivo Nacional, e el cual deroga la referida ley.

22. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26.000.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2008, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 39 mil.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del

valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2008, las cartas de crédito abiertas por estos conceptos alcanzan US$ 10.146 miles. (Bs.21.814 miles).

Contingencias

Materia Tributaria

Al 31 de diciembre de 2008, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2008, la Compañía tenia incoadas actas de reparos por un importe total aproximado de Bs. 8.687.183 fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La Gerencia de la Compañía estima que los pasivos que puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que puedan darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la Gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Materia Cambiaria

Al 31 de diciembre de 2008 y 2007, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 22 de enero de 2008, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, en virtud de existir una presunción de que la Compañía incurrió en la violación de la normativa cambiaria vigente para los periodos 1994-1996, por cuanto no cursan comprobantes de ventas de divisas al Banco Central de Venezuela por un monto de US$ 10.129.513. La Compañía y sus asesores legales son de la opinión de que existen suficientes meritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 15 de enero de 2008, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización de Finanzas, en virtud de existir una presunción de la Compañía incurrió en la violación de la normativa cambiaria vigente para el periodo 1994-1996, que falta por demostrar o vender la cantidad de US$ 3.885.051,60, equivalente al 90% del valor FOB de las planillas de Declaración de

Aduanas para exportación que aparecen reflejadas en el estado de cuenta del exportador correspondiente. La Compañía y sus asesores legales son de la opinión de que existen suficientes meritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 24 de septiembre de 2008, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, en virtud de existir una presunción de que la Compañía incurrió en la violación de la normativa cambiaria vigente para los periodos 1994-1996, concerniente a una operación de importación amparada con la autorización de compras de divisas cuyo monto asciende a US$ 843.269,45. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estima que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Material Laboral

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 6.105.152, aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

3.2. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2008 y 2007.

Deloitte.

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002
Estado Carabobo – Venezuela

Tel: (58-41) 824 27 90
824 26 57
Fax: (58-41) 823 41 19
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los estados financieros adjuntos de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales**, los cuales comprenden los balances generales consolidados al 31 de diciembre de 2008 y 2007, los estados consolidados de resultados, de movimiento en las cuentas de patrimonio, y de flujos de efectivo por los años terminados en esas fechas, y un resumen de las políticas contables significativas, así como otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros

La gerencia es responsable por la preparación y la presentación razonable de estos estados financieros de conformidad con las Normas Internacionales de Información Financiera. Esta responsabilidad incluye: diseñar, implementar y mantener un control interno relevante para la preparación y presentación razonable de estados financieros que estén libres de errores significativos, bien sea debido a fraude o error; seleccionar y aplicar políticas contables adecuadas; y realizar estimaciones contables que sean razonables de acuerdo con las circunstancias.

Responsabilidad del contador público

Nuestra responsabilidad es expresar una opinión sobre dichos estados financieros consolidados con base en nuestras auditorías. Efectuamos nuestras auditorías de acuerdo con las Normas Internacionales de Auditoría. Esas normas requieren que cumplamos con requerimientos éticos y que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están libres de errores significativos.

Una auditoría consiste en desarrollar procedimientos para obtener evidencia de auditoría acerca de los montos y revelaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del contador público, incluyendo la evaluación de los riesgos de errores significativos en los estados financieros, bien sea debido a fraude o error. En cuanto a las evaluaciones de riesgo, el contador público considera el control interno de la Compañía relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados de acuerdo con las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la Compañía. Una auditoría también incluye una evaluación de lo apropiado de las políticas contables utilizadas y de la razonabilidad de las estimaciones contables hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros.

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionar una base razonable para nuestra opinión.

Opinión

En nuestra opinión, los estados financieros adjuntos presentan razonablemente, en todos sus aspectos substanciales, la situación financiera consolidada de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2008 y 2007, los resultados consolidados de sus operaciones y los flujos consolidados de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera.

Sin expresar una salvedad en nuestra opinión, hacemos referencia a lo indicado en la Nota 1 a los estados financieros consolidados. Con fecha 02 de diciembre de 2005, la Junta Directiva de

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

LARA MARAMBIO & ASOCIADOS



Isaac Carreño A.
Contador Público
CPC Nº 26.120
CNV Nº C–891

Caracas – República Bolivariana de Venezuela, 27 de febrero de 2009

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2008 Y 2007
(Expresados en bolívares)

	NOTAS	2008	2007
ACTIVO			
ACTIVO NO CORRIENTE:			
Propiedades, planta y equipo - neto	2	391.188.523	397.957.005
Participaciones en asociadas y negocios conjuntos	3	3.459.354	4.769.358
Total activo no corriente		394.647.877	402.726.363
ACTIVO CORRIENTE:			
Gastos pagados por anticipado		1.064.387	816.416
Inventarios - neto	4	109.527.104	80.977.294
Anticipos a proveedores		2.658.080	1.801.026
Efectos y cuentas por cobrar - neto	5	158.516.037	120.190.887
Inversiones disponibles para la venta	6	117.071	128.044
Efectivo y equivalentes de efectivo	7	42.326.103	11.161.903
Total activo corriente		314.208.782	215.075.570
TOTAL		708.856.659	617.801.933
PATRIMONIO Y PASIVO			
PATRIMONIO:	8 y 9		
Capital social		69.633.596	69.633.596
Prima en emisión de acciones		13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	206.308
Utilidades retenidas:			
Reserva legal		6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551
No distribuidas		220.669.329	155.762.882
Resultado no realizado en inversiones	6	82.793	(672.675)
Total patrimonio		417.162.342	351.500.427
PASIVO NO CORRIENTE:			
Apartado para prestaciones por antigüedad a largo plazo, neto de anticipos		11.572.895	7.256.889
Bonos quirografarios	10 y 20	37.410.000	34.200.000
Impuesto sobre la renta diferido	12	30.992.261	34.734.819
Total pasivo no corriente		79.975.156	76.191.708
PASIVO CORRIENTE:			
Apartado para prestaciones por antigüedad a corto plazo, neto de anticipos		13.050.285	7.874.205
Bonos quirografarios	10	9.340.000	-
Papeles comerciales	11 y 20	13.084.438	10.925.263
Préstamos a corto plazo	11 y 20	34.377.456	15.255.518
Dividendos por pagar	8	2.018.672	42.225.789
Impuesto sobre la renta por pagar		33.662.266	8.728.831
Cuentas por pagar	13	106.186.044	105.100.192
Total pasivo corriente		211.719.161	190.109.798
Total pasivo		291.694.317	266.301.506
TOTAL		708.856.659	617.801.933

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008 Y 2007
(Expresados en bolívares)

	NOTAS	2008	2007
INGRESOS POR VENTAS	14	856.634.558	540.737.010
COSTO DE VENTAS	15	562.109.694	418.405.033
UTILIDAD BRUTA		294.524.864	122.331.977
COSTOS Y GASTOS:			
Gastos de ventas	15	44.529.699	40.858.899
Gastos generales y administrativos	15 y 19	35.358.924	24.982.689
Utilidad en venta de activos	2	(427.943)	(9.211)
		79.460.680	65.832.377
UTILIDAD EN OPERACIONES		215.064.184	56.499.600
PARTICIPACIÓN EN RESULTADOS DE NEGOCIOS CONJUNTOS	3	(1.310.004)	802.404
COSTOS FINANCIEROS		(21.127.299)	(7.338.490)
INGRESOS FINANCIEROS		935.726	850.632
DIFERENCIAS EN CAMBIO - NETO		(84.467)	(27.226)
RESULTADO EN OPERACIONES DE PERMUTA CON TÍTULOS VALORES		-	902.083
OTROS INGRESOS (EGRESOS):			
Comisiones ADR		(1.139.502)	(257.782)
Impuesto a las transacciones financieras		(6.035.705)	(2.554.009)
Otros - neto		9.242.566	(602.545)
		(19.518.685)	(8.224.933)
UTILIDAD ANTES DE IMPUESTOS		195.545.499	48.274.667
Impuesto sobre la renta	12	(38.875.052)	(5.381.490)
UTILIDAD NETA		156.670.447	42.893.177
UTILIDAD POR ACCIÓN:			
Básica	1	0,68	0,02
Diluida	1	0,68	0,02

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008 Y 2007
(Expresados en bolívares)

	NOTAS	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas Reserva legal	Utilidades retenidas Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2006		69.632.690	-	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	-	(1.131)	(1.131)
Pérdida reconocida directamente en el patrimonio		-	-	-	-	-	-	(1.131)	(1.131)
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	-	(70.449)	(70.449)
Utilidad neta del año		-	-	-	-	-	42.893.177	-	42.893.177
Total utilidades y pérdidas reconocidas en el año		-	-	-	-	-	42.893.177	(71.580)	42.821.597
Aumento de capital	8	906	13.405	-	-	-	-	-	14.311
Dividendos decretados	8	-	-	-	-	-	(77.996.320)	-	(77.996.320)
Asignación del año		-	-	-	91	-	(91)	-	-
SALDOS AL 31 DE DICIEMBRE DE 2007		69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	-	755.468	755.468
Utilidad neta del año		-	-	-	-	-	156.670.447	-	156.670.447
Total utilidades reconocidas en el año		-	-	-	-	-	156.670.447	755.468	157.425.915
Dividendos decretados	8	-	-	-	-	-	(91.764.000)	-	(91.764.000)
SALDOS AL 31 DE DICIEMBRE DE 2008		69.633.596	13.405	206.308	6.963.360	119.593.551	220.669.329	82.793	417.162.342

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008 Y 2007
(Expresados en bolívares)

	NOTAS	2008	2007
ACTIVIDADES OPERACIONALES:			
Utilidad neta		156.670.447	42.893.177
Ajustes para conciliar la utilidad neta con el efectivo provisto por (usado en) las actividades operacionales:			
Diferencias en cambio - neto	**20**	84.467	27.226
Participación en resultados de negocios conjuntos	**3**	1.310.004	(802.404)
Resultado por reducción de participación patrimonial en negocio conjunto	**3**	-	407.911
Provisión para impuestos	**12**	38.875.052	5.381.490
Resultado por disminución de inversiones disponibles para la venta		-	(21.346)
Resultado por desincorporación de propiedades y equipo	**2**	-	65.275
Resultado en venta de propiedades y equipo	**2**	(427.943)	(9.211)
Costos financieros		21.127.299	7.338.490
Ingresos financieros		(935.726)	(850.632)
Depreciación	**2**	17.937.368	18.212.896
		234.640.968	72.642.872
Movimientos de capital de trabajo:			
Disminución (aumento) en:			
Efectos y cuentas por cobrar		(38.325.150)	(16.189.503)
Anticipos a proveedores		(857.054)	(139.844)
Inventarios		(28.549.810)	(14.512.555)
Gastos pagados por anticipado		(247.971)	159.863
Aumento (disminución) en:			
Cuentas por pagar		(114.039)	(1.359.539)
Apartado para prestaciones por antigüedad, neto de anticipos		9.492.086	5.068.506
Efectivo provisto por las actividades operacionales		176.039.031	45.669.800
Intereses pagados		(20.011.875)	(6.720.039)
Intereses cobrados		935.726	850.632
Impuestos pagados	**12**	(17.684.175)	(10.597.274)
Efectivo neto provisto por las actividades operacionales		139.278.707	29.203.119
ACTIVIDADES DE INVERSIÓN:			
Aumento en inversiones disponibles para la venta		766.441	41.265
Venta de propiedades y equipo	**2**	796.667	9.211
Adquisición de propiedades y equipo	**2**	(11.537.610)	(2.720.480)
Efectivo neto usado en las actividades de inversión		(9.974.502)	(2.670.004)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento (disminución) neto en préstamos a corto plazo	**11**	19.121.938	(23.532.815)
Importe de la emisión de papeles comerciales	**11**	35.084.438	16.152.400
Amortización de papeles comerciales	**11**	(32.925.263)	(16.623.546)
Importe de la emisión de bonos quirografarios	**10**	12.550.000	34.200.000
Aumento de capital	**8**	-	14.311
Dividendos pagados en efectivo	**8**	(131.971.117)	(49.471.505)
Efectivo neto usado en las actividades de financiamiento		(98.140.004)	(39.261.155)
AUMENTO (DISMINUCIÓN) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		31.164.200	(12.728.040)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	**7**	11.161.903	23.889.943
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		42.326.103	11.161.903

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2008 Y 2007
(En bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF), que incluyen las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB), que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005, bajo NIIF.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas e interpretaciones fueron emitidas pero serán efectivas a partir del 01 de enero de 2009:

- NIC 23 (Modificada), "Costos por intereses" (en vigor a partir del 01 de enero de 2009). La modificación requiere la capitalización de los costos por intereses directamente atribuibles a la adquisición, construcción o producción de un activo cualificado (activo que requiere, necesariamente, de un periodo sustancial antes de estar listo para su uso o para su venta) como parte del costo de ese activo. Se eliminará la opción de que los costos por intereses sean inmediatamente registrados como gastos. La Compañía aplicará la NIC 23 (Modificada) de forma prospectiva a partir del 1° de enero de 2009.

- NIC 1 (Revisada), "Presentación de estados financieros" (en vigor a partir del 1 de enero de 2009). La norma modificada prohibirá la presentación de partidas de ingresos y gastos (es decir, los cambios en el patrimonio neto distintos de los procedentes de las transacciones con los propietarios) en el estado de cambios en el patrimonio, requiriendo que los mismos sean presentados de manera separada de los cambios en el patrimonio de los propietarios. Todos los cambios en el patrimonio neto distintos a los procedentes de transacciones con los propietarios deberán ser mostrados en un estado de desempeño, aunque las entidades podrán decidir si presentar un estado de desempeño (estado de utilidades integrales) o dos estados (el estado de resultados y el estado de utilidades integrales). Cuando las entidades reexpresen o reclasifiquen su información comparativa, deberán presentar un balance general reexpresado a la fecha de inicio del periodo comparativo además de tener que presentar los balances

generales al final del periodo actual y el periodo comparativo. La Compañía aplicará la NIC 1 (Revisada) a partir del 1 de enero de 2009. Es posible que tanto el estado de resultados como el estado de utilidades integrales sean presentados como estados de desempeño.

- NIIF 2 (Modificada), "Pagos basados en acciones" (en vigor a partir del 1 de enero de 2009). La norma modificada trata sobre las condiciones de irrevocabilidad de la concesión y cancelaciones. La norma aclara que las condiciones de irrevocabilidad son condiciones de prestación de servicios y condiciones de rendimiento únicamente. Cualquier otro componente de los pagos basados en acciones no será considerado como condiciones de irrevocabilidad. Estos componentes deberán ser incluidos en el valor razonable a la fecha de concesión para las transacciones con empleados y otros individuos que presten servicios similares; los mismos no tendrán un efecto en el número de concesiones esperadas o su valuación posterior a la fecha de concesión. Todas las cancelaciones, bien sea por parte de la entidad o terceros, recibirán el mismo tratamiento contable. La Compañía aplicará la NIIF 2 (Modificada) a partir del 1 de enero de 2009.

- NIC 32 (Modificada) "Instrumentos financieros: presentación e información a revelar", y NIC 1 (Modificada), "Presentación de estados financieros – Instrumentos financieros con opción de venta y obligaciones surgidas en su liquidación" (en vigor a partir del 1 de enero de 2009). La norma modificada requiere que las entidades clasifiquen los instrumentos financieros con opción de venta y los instrumentos, o componentes de los instrumentos que imponen una obligación sobre la entidad de proporcionar a un tercero una participación proporcional de los activos netos de la entidad únicamente en liquidación como patrimonio, siempre y cuando los instrumentos financieros tengan características particulares y cumplan con condiciones específicas. La Compañía aplicará la NIC 32 y NIC 1 (Modificada) a partir del 1 de enero de 2009. No se espera que esta norma tenga un impacto significativo en los estados financieros del grupo.

- NIC 27 (Revisada), "Estados financieros consolidados y separados" (en vigor a partir del 1 de julio de 2009). La norma revisada requiere que los efectos de todas las transacciones con la participación no mayoritaria (anteriormente "intereses

minoritarios") sean registrados en el patrimonio si no existe cambio alguno en el control y dichas transacciones ya no resultarán en una plusvalía o ingresos y gastos. La norma también especifica el tratamiento contable cuando se pierde el control. Cualquier interés restante en la entidad es remedido a su valor razonable y una ganancia o pérdida se reconoce en el estado de resultados. La Gerencia de la Compañía estima que la aplicación de esta norma no tendrá un impacto en la información financiera producida por la Compañía y sus filiales.

- NIIF 3 (Revisada) "Combinaciones de negocios" (en vigor a partir del 1 de julio de 2009). La norma revisada continúa aplicando el método de adquisición para combinaciones de empresas, con ciertos cambios significativos. Entre otros, todos los pagos para adquirir un negocio deben ser registrados al valor razonable a la fecha de adquisición, y los ajustes al costo de la combinación que dependan de una contingencia relacionada con eventos futuros clasificados como deuda posteriormente re-medida a través del estado de resultados. La norma también establece la posibilidad de medir, en cada adquisición, la participación no mayoritaria en la entidad adquirida bien sea a su valor razonable o a la participación proporcional de la misma en los activos netos de la entidad adquirida. Todos los costos relacionados con la adquisición deberían ser registrados como gastos. La Compañía aplicará la NIIF 3 (Revisada) de manera prospectiva a todas las combinaciones de empresas a partir del 1 de enero de 2010.

- CINIIF 17 "Distribuciones que no son en efectivo realizadas a los propietarios" (en vigor a partir 1 de julio de 2009). La Interpretación ofrece orientación sobre el tratamiento contable apropiado cuando la entidad distribuye activos diferentes a efectivo como dividendos para sus accionistas. Una de las conclusiones alcanzadas por el IFRIC es que el dividendo debe ser medido al valor razonable de los activos distribuidos y que cualesquiera diferencias entre esta cantidad y el anterior valor en libros de los activos distribuidos deben ser reconocidas en utilidad o pérdida cuando la entidad liquide los dividendos por pagar. La Interpretación no aplica a las distribuciones de activos que no son efectivo cuando el activo finalmente es controlado por la misma parte o partes antes y después de la distribución (e.g. distribuciones de activos que no son efectivo entre entidades bajo control común). Otra de las conclusiones establece que el pasivo por concepto de dividendos debe ser reconocido en la fecha en que el mismo es

apropiadamente autorizado y no está sujeto a la discreción de la entidad (fecha de declaración). La Compañía aplicará la CINIIF de manera prospectiva a partir del 1° de enero de 2009.

Las siguientes interpretaciones y modificaciones a las normas existentes han sido publicadas y son obligatorias para los periodos contables del grupo que comienzan a partir del 1 de enero de 2009 o periodos subsecuentes, pero no son relevantes para las operaciones de la Compañía:

- NIIF 1 (Modificada), "Adopción por primera vez de las Normas Internacionales de Información Financiera" (en vigor a partir del 1 de julio de 2009). La norma modificada permite a las entidades que adoptan por primera vez esta norma el uso del costo asumido del valor razonable o el importe en libros de acuerdo a la práctica contable previa para medir el costo inicial de las inversiones en subsidiarias, entidades controladas de forma conjunta y asociadas en los estados financieros separados. La entrada en vigencia de la NIIF 1 (Modificada) a partir del 1 de enero de 2009, no tendrá ningún efecto en los estados financieros de la Compañía.

- NIIF 8 "Segmentos operativos", (en vigor a partir del 1 de enero de 2009). La NIIF 8 sustituye a la NIC 14, "Información financiera por segmento", estableciendo un "enfoque gerencial" bajo el cual la información por segmento es presentada sobre la misma base que la usada para propósitos de información financiera interna. La Gerencia de la Compañía estima que la aplicación de esta norma no tendrá un impacto en la información financiera producida por la Compañía y sus filiales, ni resultará en un incremento en el número de segmentos reportables reportados.

- CINIIF 15 "Contratos para la construcción de bienes inmuebles" (en vigor a partir del 1 de enero de 2009). La interpretación aclara si se debe aplicar la NIC 18 "Ingresos ordinarios", o la NIC 11, "Contratos de construcción" a transacciones particulares. Es probable que la NIC 18 aplique a un rango más amplio de transacciones. La CIINIIF 15 no es relevante para las operaciones del grupo debido a que todas las transacciones relacionadas con ingresos se registran de conformidad con la NIC 18 y no bajo la NIC 11.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2007, preparado de conformidad con las normas internacionales de información financiera fueron aprobados por la Asamblea de Accionistas el 18 de abril de 2008. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2008, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. con base en la experiencia y otros factores relevantes. Los resultados finales podrían variar de dichas estimaciones.

Estas estimaciones son revisadas sobre una base continua. Las modificaciones a los estimados contables son reconocidos de forma prospectiva, contabilizándose los efectos del cambio en las correspondientes cuentas de resultados consolidadas del año en que se efectúan las revisiones correspondientes Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos (Nota 3),
- La vida útil de las propiedades, planta y equipo (Nota 2),
- Los valores razonables de los activos y pasivos financieros (Notas 5, 6, 7, 10, 11 y 20),
- Acumulaciones estimadas por pagar (Nota 13),
- Probabilidad de las contingencias (Notas 13 y 22),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),

- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 20).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2008 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Reconversión Monetaria*** – Con fecha 6 de marzo de 2007, la Presidencia de la República aprobó un decreto con rango, valor y fuerza de ley de reconversión monetaria el cual contempló, a partir del 1° de enero de 2008, una reexpresión de la unidad del sistema monetario en el equivalente de mil bolívares actuales (Bs. 1.000).

De acuerdo con el texto del mencionado decreto-ley, a partir de esa fecha los precios, salarios y demás prestaciones de carácter social, así como los tributos y demás sumas en moneda nacional contenidas en estados financieros u otros documentos contables, o en títulos de crédito y en general, cualquier operación o referencia expresada en moneda nacional, deberán expresarse conforme al bolívar reexpresado.

Los estados financieros en valores nominales al 31 de diciembre de 2007 han sido presentados para efectos comparativos con los del año 2008, dividiendo las cantidades anteriormente presentadas por el factor de reconversión de 1.000.

c. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos

de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

d. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

e. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

f. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación

(directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

g. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	20-40
Maquinarias y equipos	10-50
Vehículos	3-6
Mobiliario, vehículos y equipos	3-5

De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

h. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos a largo plazo para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). Donde no es posible estimar el valor recuperable de un activo individual, la Compañía estima el valor recuperable de la unidad generadora de efectivo a la que pertenece el activo. Donde se identifica una base consistente y razonable de distribución, los activos comunes son también distribuidos a las unidades generadoras de efectivo individuales o, en su defecto, al grupo más pequeño de unidades generadoras de efectivo para el cual se identifica una base consistente y razonable de distribución.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

i. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

Los pagos derivados de contratos de arrendamientos operativos en donde la Compañía actúa como arrendatario se reconocen como gasto de forma lineal, durante el transcurso del plazo del arrendamiento, salvo aquellos en los que resulte más representativa otra base sistemática de asignación para reflejar más adecuadamente el patrón de los beneficios del arrendamiento. Los pagos contingentes se cargan como gastos en los periodos en los que se incurren.

j. ***Moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha, y las diferencias en cambio resultantes se llevan, inicialmente, a los resultados del período en que se producen. Las diferencias de cambio surgidas de partidas monetarias por cobrar o pagar de filiales y negocios conjuntos en el exterior, cuya liquidación no está contemplada, ni es probable que se produzca, en un futuro previsible, las cuales forman parte de la inversión neta de la entidad extranjera, son reconocidas en los estados financieros consolidados como parte del resultado acumulado por traducción de filial y negocios conjuntos, hasta la desincorporación de la entidad correspondiente.

k. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista

capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

I. ***Activos financieros*** – Las inversiones son reconocidas y dadas de baja en cuentas utilizando el método de contabilidad de la fecha de la negociación, en la cual se reconocen a la mencionada fecha: a) el activo a recibir y el pasivo a pagar, y b) la baja en cuentas del activo que se vende, el reconocimiento del eventual resultado en la venta o disposición por otra vía, y el reconocimiento de una partida a cobrar procedente del comprador. Los activos y pasivos financieros son reconocidos inicialmente a su valor razonable más los costos de transacción directamente atribuibles a la compra de los mismos, excepto para aquellos clasificados a su valor razonable con cambios en resultados, los cuales son inicialmente reconocidos a su valor razonable.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un activo financiero se clasifica como mantenido para negociar si:

- Se adquiere principalmente con el objetivo de venderlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un activo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como activo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los activos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los activos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen como parte de los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier dividendo o interés devengado de dichos activos financieros.

Los activos financieros no derivados con una fecha fija de vencimiento, cuyos pagos son de cuantía fija o determinable, y la Compañía tiene la intención efectiva y además, la capacidad, de conservar hasta su vencimiento, son clasificados como inversiones mantenidas hasta el vencimiento. Estas inversiones son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida, reconociéndose el ingreso a lo largo del periodo correspondiente.

Las inversiones disponibles para la venta son activos financieros no derivados que se designan específicamente como disponibles para la venta, o que no son clasificados como (a) préstamos y partidas a cobrar (b) inversiones mantenidas hasta el vencimiento o (c) activos financieros contabilizados al valor razonable con cambios en resultados. Estas inversiones se valoran a su valor razonable. Las ganancias y pérdidas procedentes de las variaciones en el valor razonable de éstas inversiones se reconocen directamente en el patrimonio con excepción de las pérdidas por deterioro del valor, los intereses calculados según el método del tipo de interés efectivo y las ganancias o pérdidas por tipo de cambio, los cuales son reconocidos directamente contra los

resultados del período en que se producen. Cuando el activo se enajene o se determine que ha sufrido un deterioro de valor, los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período. Los dividendos de instrumentos patrimoniales clasificados como disponibles para la venta, se reconocerán en el resultado del ejercicio cuando se establezca el derecho de la Compañía a recibir el pago correspondiente.

Las cuentas por cobrar comerciales, préstamos y otras cuentas por cobrar no derivados con pagos fijos o determinables, que no se negocian en un mercado activo, son clasificados como préstamos y partidas a cobrar. Estas partidas son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida. Los ingresos por intereses son reconocidos utilizando la tasa de interés efectiva, excepto para aquellas cuentas por cobrar a corto plazo en las que su reconocimiento se considera no significativo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o

menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

m. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

n. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

o. ***Préstamos bancarios, papeles comerciales y bonos quirografarios*** – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

p. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus

vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

q. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2008 y 2007, la tasa promedio anual de interés fue de 19,44 % y 13,68 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

r. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación.

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37 (Véase Notas 13 y 22).

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de diciembre de 2008 y 2007, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

s. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica del contrato. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos.

Los pasivos financieros mantenidos por la Compañía se clasifican como pasivos financieros al valor razonable con cambios en resultados u como otros pasivos financieros.

Los pasivos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un pasivo financiero se clasifica como mantenido para negociar si:

- Se incurre principalmente con el objetivo de recomprarlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un pasivo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como pasivo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los pasivos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los pasivos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen contra los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier interés causado por dichos pasivos financieros.

Los otros pasivos financieros, incluyendo préstamos, son inicialmente reconocidos a su valor razonable, neto de los costos de transacción directamente atribuibles a la emisión de los mismos. Posteriormente son registrados al costo amortizado utilizando el método del tipo de interés efectivo, reconociéndose el gasto a lo largo del periodo correspondiente.

t. ***Procedimientos judiciales y/ o reclamaciones en curso –*** Al cierre del año 2008 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

u. ***Reconocimientos de ingresos –*** Los ingresos se miden utilizando el valor razonable de la contrapartida, recibida o por recibir, derivada de los mismos.

Los ingresos provenientes de la venta de productos terminados y otros productos son reconocidos cuando se cumplen todas las condiciones siguientes:

- la Compañía ha transferido al comprador los riesgos y ventajas significativos derivados de la propiedad de los bienes;

- la Compañía no conserva para sí ninguna implicación en la gestión corriente de los bienes vendidos, en el grado usualmente asociado con la propiedad, ni retiene el control efectivo sobre los mismos;

- el importe de los ingresos puede ser medido con fiabilidad;

- es probable que la Compañía reciba los beneficios económicos asociados con la transacción; y

- los costos incurridos, o por incurrir, en relación con la transacción pueden ser medidos con fiabilidad. Los ingresos por ventas están reportados netos de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado.

Los ingresos provenientes de los contratos de arrendamientos operativos se reconocen mensualmente con base en lo establecido en los contratos.

Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable.

Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

v. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

w. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

x. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

y. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

z. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año (Véase Nota 8). La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos. Al 31 de diciembre de 2008, las acciones comunes emitidas y en circulación asciende a 229.410.000 y para el año terminado el 31 de diciembre de 2007, el promedio ponderado de acciones comunes emitidas y en circulación 2.035.934.496.

2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2008 y 2007, el movimiento de las propiedades, planta y equipo se compone de:

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
COSTO:					
Al 31 de diciembre de 2006	89.282.907	380.267.127	9.338.291	2.272.480	481.160.805
Adiciones	470.026	-	-	2.250.454	2.720.480
Retiros	-	(71.098)	(125.430)	-	(196.528)
Traspasos	225.361	2.095.742	121.579	(2.442.682)	-
Al 31 de diciembre de 2007	89.978.294	382.291.771	9.334.440	2.080.252	483.684.757
Adiciones	24.096	53.611	680.344	10.779.559	11.537.610
Ventas	-	-	(865.653)	-	(865.653)
Traspasos	432.800	7.137.511	-	(7.570.311)	-
Al 31 de diciembre de 2008	90.435.190	389.482.893	9.149.131	5.289.500	494.356.714
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2006	(11.143.411)	(53.291.654)	(3.211.044)	-	(67.646.109)
Cargo para el año	(2.436.833)	(14.248.104)	(1.527.959)	-	(18.212.896)
Retiros	-	33.931	97.322	-	131.253
Al 31 de diciembre de 2007	(13.580.244)	(67.505.827)	(4.641.681)	-	(85.727.752)
Cargo para el año	(2.488.686)	(14.448.759)	(999.923)	-	(17.937.368)
Ventas	-	-	496.939	-	496.930

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
Al 31 de diciembre de 2008	(16.068.930)	(81.954.586)	(5.144.675)	-	(103.168.191)
Total al 31 de diciembre de 2008	74.366.260	307.528.307	4.004.456	5.289.500	391.188.523
Total al 31 de diciembre de 2007	76.398.050	314.785.944	4.692.759	2.080.252	397.957.005

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de las propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2008 y 2007, ascienden a Bs. 3.382.008 y Bs. 5.225.000, respectivamente.

Al 31 de diciembre de 2008 y 2007, los activos dados en arrendamientos ascienden a Bs. 19.498.974 y Bs. 19.807.637, respectivamente (véase Nota 17).

Al 31 de diciembre de 2008 y 2007, la Compañía mantiene activos por Bs. 6.060.281 y Bs. 6.974.191 respectivamente, correspondientes a propiedades, planta y equipo de la filial radicada en el exterior.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente:

	2008	2007
Participaciones en asociadas y negocios conjuntos	3.459.354	4.769.358

Participaciones en empresas asociadas

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente:

	%	2008	2007
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112
Central Cariaco	25,62	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619
		3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)
		-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participaciones en negocios conjuntos

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente:

	%	2008	2007
Simco Recycling Inc.	50	-	-
Manpa Centroamérica, C.A.	50	3.459.354	4.769.358
		3.459.354	4.769.358

Al 31 de diciembre de 2008 y 2007, la participación en la (pérdida) ó utilidad neta de las inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (1.310.004) y Bs. 802.404, respectivamente.

Durante los años terminados el 31 de diciembre de 2008 y 2007, la Compañía efectuó un análisis de la participación en el negocio conjunto correspondiente a Simco Recycling Inc.; como resultado de este análisis, la Compañía consideró reducir tal participación hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio.

Los estados financieros combinados condensados más recientes de las compañías antes citadas, se resumen a continuación:

	2008	**2007**
Activo circulante	11.455	13.760
Total activo	13.675	17.749
Pasivo circulante	13.299	14.938
Patrimonio	21	2.445
Total pasivo y patrimonio	13.675	17.749
Ventas netas	19.882	21.550
Utilidad en operaciones	589	1.065
Utilidad neta	881	1.356

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente:

	2008	**2007**
Materias primas	40.733.131	22.369.698
Inventario en tránsito	35.192.411	28.480.550
Productos terminados	22.986.126	15.347.715
Productos en proceso	426.605	341.161
	99.338.273	66.539.124
Repuestos	12.927.129	19.193.754
Menos – provisión para obsolescencia	(2.738.298)	(4.755.584)
	10.188.831	14.438.170
Total inventarios – neto	109.527.104	80.977.294

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo; sin embargo, una parte de los inventarios de repuestos podría ser utilizada en más de un ejercicio.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se compone de:

	2008	2007
Saldo inicial	(4.755.584)	(3.381.920)
Provisión	-	(1.373.664)
Castigos	2.017.286	-
Saldo final	(2.738.298)	(4.755.584)

5. EFECTOS Y CUENTAS POR COBRAR - NETO

Al 31 de diciembre, los efectos y cuentas por cobrar, neto se componen de lo siguiente:

	2008	2007
Comerciales	114.642.782	77.412.693
Compañías relacionadas (Nota 18)	15.292.927	12.153.725
Empleados	3.722.281	1.653.250
Deudores diversos	1.313.299	1.137.736
Impuesto sobre la renta pagado por anticipado	439.890	1.095.323
IVA – pagado en exceso	13.763.127	18.975.571
Crédito fiscal IVA – Neto por compensar	1.386.022	1.683.824
Depósitos dados en garantía	8.473.746	6.586.270
	159.034.074	120.698.392
Menos – provisión para cuentas de cobro dudoso	(518.037)	(507.505)
	158.516.037	120.190.887

El período promedio de crédito otorgado a los clientes nacionales oscila entre 30 y 90 días, y para clientes de exportación entre 1 y 180 días.

Al 31 de diciembre, las cuentas por cobrar comerciales incluyen saldos vencidos para los cuales no se han establecidos provisiones para cuentas de cobro dudoso dado que la experiencia crediticia de los mismos se considera que no ha variado significativamente, y la gerencia de la Compañía considera que tales importes aún siguen siendo recuperables. La Compañía no posee garantías sobre estos saldos pendientes de cobro, los cuales reflejan

una antigüedad promedio de 0 días y 60 días, al 31 de diciembre de 2008 y 2007, respectivamente. El resumen de la antigüedad de estos saldos se presenta a continuación:

	2008	2007
Entre 0 y 60 días	17.409.907	14.436.753
Entre 61 y 90 días	36.546	1.012.695
Entre 91 y 120 días	657.724	-
Más de 120 días	55.079	-
	18.159.256	15.449.448

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de:

	2008	2007
Saldo inicial	(507.505)	(1.014.483)
Provisión	(10.532)	(69.406)
Castigos	-	576.384
Saldo final	(518.037)	(507.505)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable. El reverso de la provisión está fundamentado en nuevos estimados con respecto a las cuentas de cobro dudoso aprovisionadas.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente:

	2008	2007
Inversiones y acciones disponibles para la venta	117.071	117.071
Bonos disponibles para la venta	-	10.973
	117.071	128.044

Inversiones y acciones disponibles para la venta

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente:

	2008	2007
Portafolio de inversión	83	83
Acciones en:		
Central Portuguesa, S.A.	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	116.988	116.988
Corporación Forestal Venezuela, C.A.	47.817	47.817
	519.321	519.321
Menos – provisión para valuación	(402.333)	(402.333)
	117.071	117.071

Resultado no realizado en inversiones

	2008	2007
Inversiones y acciones disponibles para la venta	82.793	(672.675)

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente:

	2008	2007
Efectivo en caja y bancos	42.323.953	11.159.753
Colocaciones bancarias	2.150	2.150
	42.326.103	11.161.903

8. PATRIMONIO

Capital social

Al 31 de diciembre de 2008 y 2007, el capital social de la Compañía comprende Bs. 22.941.000 de capital social compuesto por 229.410.000 acciones comunes de Bs. 0,10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes, y Bs. 46.692.596 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345. (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 0,01 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 4 de febrero de 2002.

En Asamblea Extraordinaria de Accionistas celebrada el 14 de noviembre de 2007, se aprobó un aumento del capital social de la Compañía en Bs. 906 mediante la emisión de 90.576 acciones, con un valor nominal de Bs. 0,01 cada una. El capital fue suscrito y pagado por un sólo accionista, generándose una prima por Bs. 13.405. Asimismo, se aprobó el cambio del valor nominal de las acciones que conforman el capital social de la Compañía de

Bs. 0,01 a Bs. 0,10 cada una, y como consecuencia de esto, la reducción de las acciones existentes para facilitar la conversión del capital social a bolívares fuertes (Véase Nota 1b).

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2008 y 2007 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente:

	2008	**2007**
Filial:		
Vencaribbean Paper Products, Ltd.	(347.673)	(347.673)
Negocios Conjuntos:		
Manpa Centroamérica, C.A.	829.702	829.702
Simco Recycling Inc.	(275.721)	(275.721)
	206.308	206.308

Durante el año terminado el 31 de diciembre de 2008 y 2007, no se presento ningún movimiento en el resultado acumulado por traducción de filial y negocios conjuntos en el exterior.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

De acuerdo con lo establecido en la Ley de Mercado de Capitales en su artículo 112, las sociedades que hagan oferta pública de sus acciones, deberán establecer en sus estatutos la

política de dividendos de forma tal que los inversionistas estén informados sobre el particular. La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo consideren convenientes.

De acuerdo con la citada ley, la Compañía debe repartir entre sus accionistas no menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la Compañía tenga déficit acumulado, las utilidades deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida.

Los estatutos sociales de la Compañía en su Cláusula Nº 16 recogen los términos establecidos en el artículo 112 de la Ley de Mercado de Capitales cuando en ellos se expresa lo siguiente: "La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo considere convenientes. Los dividendos a repartirse entre los accionistas no podrán ser menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje, no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la Compañía tenga déficit acumulado, las utilidades netas deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida. Cuando las utilidades obtenidas en el correspondiente ejercicio económico, sean inferiores al porcentaje del capital pagado que determine la Comisión Nacional de Valores, se aplicará lo dispuesto en el Artículo 116 de la Ley de Mercado de Capitales. La asamblea ordinaria de accionistas de la Compañía decidirá el monto y la oportunidad del pago de dividendos, pero podrá delegar en la Junta Directiva la fijación de la fecha de pago de los dividendos". En este sentido, el artículo 116 ejusdem establece que la utilidad del ejercicio que resulte inferior al porcentaje del capital pagado debe destinarse a un aumento de capital hasta satisfacer el porcentaje referido.

Con fecha 18 de abril de 2008, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,15 por acción, para un total de Bs. 34.411.500. Igualmente con fecha 02 de octubre de 2008, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs.0,25 por acción, para un total de Bs. 57.352.500.

Con fecha 27 de abril de 2007, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,12 por acción, para un total de Bs. 27.528.113. Igualmente con fecha 26 de octubre de 2007, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,22 por acción, para un total de Bs. 50.468.207.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2008 y 2007, las utilidades retenidas y el déficit acumulado de las filiales incluidas en las utilidades retenidas ascienden a Bs 6.351 miles y Bs. 100 miles, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 152.673 miles y Bs.214.318 miles, respectivamente, al 31 de diciembre de 2008 y Bs. 39.066 miles y Bs. 155.663 miles, respectivamente, al 31 de diciembre de 2007.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2008 y 2007 la utilidad neta incluye Bs 42.630 miles y Bs. 16.717 miles de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 5 acciones

ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A. El Citibank, N.A. actúa como banco depositario. Al 31 de diciembre de 2008 y 2007, el número de ADR en circulación es de 25.041.585 y 24.693.083, respectivamente.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 73,69% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones.

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

Al 31 de diciembre de 2008, el registro de inversión extranjera emitido por SIEX refleja una participación extranjera de Bs. 16.905.223 al 29 de enero de 2008.

10. EMISIÓN DE BONOS QUIROGRAFARIOS

Al 31 de diciembre de 2008, la emisión de bonos quirografarios, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue:

	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:		
Interés variable, colocados a valor par en el año 2008	12.500.000	19,24
Interés fijo por 6 meses, colocados a valor par en el año 2008	50.000	24,00

Para el año terminado el 31 de diciembre de 2008, el movimiento de la emisión de bonos quirografarios se compone de:

	2008	2007
Saldo inicial	34.200.000	-
Emisiones	12.550.000	34.200.000
Saldo final	46.750.000	34.200.000
Menos - Porción circulante	(9.340.000)	-
	37.410.000	34.200.000

Los bonos quirografarios emitidos en circulación están conformados por cuatro (4) series del año 2007 los cuales tienen como fecha de vencimiento el 24 de septiembre de 2011, el 1 de octubre de 2011, 26 de octubre de 2011 y el 8 de febrero de 2012; y una (1) serie del año 2008 con vencimiento el 28 de noviembre de 2011. Los bonos quirografarios correspondientes a la Emisión 2007-I, serán redimidos mediante diez (10) pagos trimestrales vencidos, iguales y consecutivos por el equivalente al diez por ciento (10%) del capital, desde el séptimo trimestre contado a partir del inicio de la fecha de inicio de la oferta pública de cada serie. Los correspondientes a la Emisión 2008-I serán redimidos en su totalidad al vencimiento de dos (2) años contados a partir de la fecha de inicio de la oferta pública de cada serie.

Los bonos quirografarios de la serie 4 – Emisión 2007-I emitidos durante el año 2008 tienen una tasa variable de 19,24% anual que será revisada de forma trimestral y la misma debe ser equivalente al 85% de la tasa de interés anual promedio ponderada en el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y universales con mayor volumen de depósitos suministrada por el Banco Central de Venezuela en el boletín de indicadores semestrales, y los de la serie 1 – Emisión 2008-I emitidos durante el año 2008 mantienen una tasa fija de 24% anual por un período de seis (6) meses y permanecerá invariable hasta la finalización del período de interés fijo, a partir

de cuyo momento se aplicará una tasa de interés variable equivalente al 90% de la tasa de interés anual promedio ponderada en el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y universales con mayor volumen de depósitos suministrada por el Banco Central de Venezuela en el boletín de indicadores semestrales

Los bonos quirografarios emitidos durante el año 2007, mantienen una tasa de interés que será revisada de forma trimestral y la misma debe ser equivalente al 70% para las series 1 y 2 y 75% para la serie 3; de la tasa de interés anual promedio ponderada en el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y universales con mayor volumen de depósitos suministrada por el Banco Central de Venezuela en el boletín de indicadores semestrales.

11. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Emisión de papeles comerciales

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue:

	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:		
Interés fijo	14.000.000	20,86

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de:

	2008	2007
Saldo inicial	10.925.263	11.396.409
Emisiones	35.991.500	24.252.400
Amortizaciones	(32.916.763)	(24.983.600)
Intereses neto	(915.562)	260.054
Saldo final	13.084.438	10.925.263

Los papeles comerciales emitidos en circulación están conformados por dos (2) series los cuales tienen como fecha de vencimiento el 31 de marzo de 2009 y 2 de junio de 2009.

Durante los años terminados el 31 de diciembre de 2008 y 2007, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 2.792 miles y Bs. 699 miles, respectivamente.

Préstamos a corto plazo

Al 31 de diciembre, los préstamos a corto plazo están representados por:

	2008	**2007**
Préstamos recibidos de bancos locales, en bolívares, a tasa de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	34.377.456	15.255.518

Al 31 de diciembre de 2008, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 196.900.000, y tiene disponibles Bs. 158.785.889, neto de cartas de crédito vigentes (véase Nota 22), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 18% y 24% para el año 2008 y 14% y17% para el año 2007.

12. IMPUESTO SOBRE LA RENTA

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Gasto de impuesto sobre la renta

El gasto de impuesto sobre la renta al 31 de diciembre, se detalla a continuación:

	2008	2007
Impuesto sobre la renta corriente estimado	44.040.043	16.257.028
Menos:		
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(792.530)	(531.204)
Total impuesto sobre la renta corriente	43.247.513	15.725.824
Ajustes reconocidos en el año actual en relación con impuesto sobre la renta corriente de años anteriores	(629.903)	1.190.992
Impuesto sobre la renta diferido proveniente de movimiento de diferencias temporarias	(3.742.558)	(11.535.326)
	38.875.052	5.381.490

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2007. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior para el ejercicio terminado el 31 de diciembre de 2008. En opinión de la gerencia, y de sus asesores legales, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2008, no serán significativas.

Durante los años terminados el 31 de diciembre de 2008 y 2007, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a ciertas partidas relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2008		2007	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	53.244.952	34,00	16.394.571	34,00
Efecto sobre la utilidad contable por la aplicación de Normas Internacionales de Información Financiera	(2.383.157)	(1,52)	2.722.665	5,64

	2008		2007	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	53.244.952	34,00	16.394.571	34,00
Reserva por valuación de impuesto diferido activo	11.562.809	7,38	8.463.980	17,55
Ajuste fiscal por inflación	(24.140.775)	(15,42)	(22.893.681)	(47,48)
Otros gastos no deducibles	1.716.994	1,10	3.176.596	6,59
Otros ingresos no gravables	(333.241)	(0,21)	(2.205.291)	(4,57)
Efecto de rebaja por inversiones en propiedades, planta y equipos y otros créditos	(792.530)	(0,51)	(277.350)	(0,58)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	38.875.052	24,82	5.381.490	11,15

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

Impuesto sobre la renta por pagar y recuperar

Al 31 de diciembre de 2008 y 2007, los saldos acreedores con la Administración Fiscal relacionados con el impuesto sobre la renta ascienden a Bs. 33.662.266 y Bs. 8.728.831, respectivamente.

En marzo de 2007, la Compañía obtuvo la aprobación de la recuperación de retenciones reflejadas en su Estado de Cuenta no descontadas de las cuotas tributarias del Impuesto al Valor Agregado por la cantidad de Bs. 3.600 miles y Bs. 6.212,9 miles, aproximadamente, mediante las Resoluciones Nº 0780066125 y Nº 0780066127, respectivamente, ambas de fecha 30 de marzo de 2007 emitidas por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT). En las citadas resoluciones se acuerda el traslado de las cantidades antes mencionadas, de su Cuenta de Retenciones IVA Acumuladas por Descontar

a su Cuenta de Créditos Tributarios, a los fines de su compensación contra la Declaración de Impuesto sobre la Renta a Personas Jurídicas correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2006 y la Declaración Estimada de Impuesto sobre la Renta a Personas Jurídicas correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2007, respectivamente.

En marzo de 2007, la Compañía obtuvo la aprobación de la recuperación de retenciones reflejadas en su Estado de Cuenta no descontadas de las cuotas tributarias del Impuesto al Valor Agregado por la cantidad de Bs. 450 miles, mediante la Resolución Nº 0780066123 de fecha 30 de marzo de 2007 emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT). En la citada resolución se acuerda el traslado de la cantidad antes mencionada, de su Cuenta de Retenciones IVA Acumuladas por Descontar a la Cuenta de Créditos Tributarios de Turbogeneradores Maracay, C.A., compañía relacionada, a los fines de su compensación contra Declaración de Impuesto Sobre la Renta a Personas Jurídicas, correspondiente al ejercicio fiscal de la compañía relacionada terminado el 31 de diciembre de 2006. La cesión de estos créditos fiscales fue pactada entre las partes por Bs. 423 miles, generándose una pérdida de Bs. 27 miles registrada en los resultados del ejercicio.

En julio de 2007, la Compañía solicitó ante el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) la recuperación de créditos fiscales que esta posee frente a la República Bolivariana de Venezuela por concepto de retenciones en exceso en materia de Impuesto al Valor Agregado, por un monto total de Bs. 14.907 miles, en virtud de que las retenciones del Impuesto al Valor Agregado resultaron ser superiores a la cuota tributaria de los períodos comprendidos desde julio de 2006 a enero de 2007, las cuales no pudieron ser descontadas en los tres períodos subsiguientes. El crédito fiscal antes citado, será empleado para la compensación, de acuerdo con el artículo 49 del Código Orgánico Tributario, de obligaciones por concepto de Declaración Definitiva de Impuesto sobre la Renta causado en el ejercicio fiscal terminado el 31 de diciembre de 2007. El 5 de noviembre de 2008, se presentó por ante el SENIAT escrito de alcance identificado con el número de recepción 0022395, con la finalidad de modificar el monto y el periodo de reintegro solicitado, inicialmente el monto requerido fue de Bs. 14.907 miles y comprendió los periodos de

imposición desde julio 2006 hasta enero 2007. Con este nuevo escrito el monto solicitado ascendió a Bs. 12.896 miles y corresponde a los periodos julio 2006 a diciembre 2007.

En julio de 2007, la filial Transportes Alpes, C.A. solicitó ante el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) la recuperación de créditos fiscales que esta posee frente a la República Bolivariana de Venezuela por concepto de retenciones en exceso en materia de Impuesto al Valor Agregado, por un monto total de Bs. 463,9 miles, en virtud de que las retenciones del Impuesto al Valor Agregado resultaron ser superiores a la cuota tributaria de los períodos comprendidos desde agosto de 2006 a enero de 2007, las cuales no pudieron ser descontadas en los tres períodos subsiguientes. La filial está realizando la gestión necesaria para obtener la aprobación de cesión del crédito fiscal antes citado a la cuenta de créditos tributarios de Manufacturas de Papel, C.A. (MANPA), el cual será compensado contra el Impuesto Sobre la Renta correspondiente el período terminado el 31 de diciembre de 2007. En mayo 2008, el SENIAT aprobó la solicitud de reintegro efectuada por la filial Transporte Alpes, C.A., que ascendió a Bs. 463,9 miles correspondientes a los períodos de imposición agosto 2006 a enero 2007, este crédito fiscal fue cedido a Manufacturas de Papel, C.A. (MANPA) S.A.C.A., el cual fue compensado en el pago de la declaración estimada de impuesto sobre la renta del ejercicio fiscal 2008.

Saldos de impuesto sobre la renta diferido

Al 31 de diciembre de 2008, los impuestos diferidos activos y pasivos se componen de lo siguiente:

	Saldo al inicio	Cargos a resultados	Saldo final
Diferencias temporarias:			
Diferencias de base de propiedades, planta y equipo	57.201.878	(13.997.008)	43.204.870
Ingresos por arrendamientos sobre la base del efectivo	101.815	277.046	378.861
Diferencia de base de efectivo y equivalentes de efectivo	-	4.614.509	4.614.509
Diferencias de base sobre inversiones	(5.041.420)	(1.172.528)	(6.213.948)
Diferencias de base de inventarios	(25.652.632)	8.174.876	(17.477.756)
Provisiones	(1.248.104)	(2.613.629)	(3.861.733)
Acumulaciones y apartados (contribuciones laborales)	(651.005)	(419.376)	(1.070.381)
	24.710.532	(5.136.110)	19.574.422

	Saldo al inicio	Cargos a resultados	Saldo final
Pérdidas y otros créditos fiscales trasladables no utilizados			
Pérdidas fiscales trasladables	(1.538.522)	79.593	(1.458.929)
	23.172.010	(5.056.517)	18.115.493
Provisión de valuación de Impuesto sobre la renta diferido activo	11.562.809	1.313.959	12.876.768
	34.734.819	(3.742.558)	30.992.261

Al 31 de diciembre de 2007, los impuestos diferidos activos y pasivos se componen de lo siguiente:

	Saldo al inicio	Cargos a resultados	Saldo final
Diferencias Temporarias:			
Diferencias de base de propiedades, planta y equipo	67.819.342	(10.617.464)	57.201.878
Ingresos por arrendamientos sobre la base del efectivo	702.833	(601.018)	101.815
Diferencias de base sobre inversiones	(4.107.506)	(933.914)	(5.041.420)
Diferencias de base de inventarios	(19.164.597)	(6.488.035)	(25.652.632)
Provisiones	(476.228)	(771.876)	(1.248.104)
Acumulaciones y apartados (contribuciones laborales)	(405.994)	(245.011)	(651.005)
	44.367.850	(19.657.318)	24.710.532
Pérdidas y otros créditos fiscales trasladables no utilizados			
Pérdidas fiscales trasladables	(1.192.104)	(346.418)	(1.538.522)
Créditos fiscales trasladables	(4.430)	4.430	-
	43.171.316	(19.999.306)	23.172.010
Provisión de valuación de Impuesto sobre la renta diferido activo	3.098.829	8.463.980	11.562.809
	46.270.145	(11.535.326)	34.734.819

Impuestos sobre la renta diferidos activos no reconocidos

De conformidad con la legislación fiscal vigente, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Durante el año 2008, la filial consolidada Transporte Alpes, C.A, utilizó una

pérdida fiscal trasladable de años anteriores por Bs. 1.119.372, generándose un beneficio impositivo de Bs. 380.586.

13. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente:

	2008	2007
Comerciales	59.252.880	85.981.426
Gastos acumulados por pagar	31.210.717	10.683.333
Otros	8.178.149	4.624.941
Partes relacionadas (Nota 18)	6.448.999	2.764.874
IVA de terceros retenido por pagar	1.095.299	1.035.823
Impuesto a las transacciones financieras	-	9.795
	106.186.044	105.100.192

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 120 días y nacionales oscila entre anticipos y 35 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2008 y 2007, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 2.484.627 miles y Bs. 2.359.594, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

a. El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.

b. Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.

c. En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.

d. El licenciatario tendrá derecho a practicar auditorias de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorias generen un faltante, el licenciado deberá reconocer los gastos de tal auditoria.

Al 31 de diciembre de 2008, el 90% de los contratos se encuentran vencidos y la gerencia de la Compañía no tiene intenciones de renovar los mismos.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

14. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente:

	2008	2007
Ventas de bienes	846.778.613	534.894.679
Ingresos por alquileres	6.854.498	3.905.840
Ingresos por servicios	3.001.447	1.936.491
	856.634.558	540.737.010

15. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores:

	2008	2007
Depreciación y amortización	17.937.368	18.212.896
Costo de inventario reconocido en resultados	327.699.286	277.426.947
Beneficios a empleados	161.157.516	90.749.702

16. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2008; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2008 y 2007, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se

atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados:

Al 31 de diciembre 2008

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Tota
Estado de resultados:					
Ventas locales	389.905.900	435.301.149	11.402.893	-	836.609
Ventas de exportación	5.281.667	14.742.949	-	-	20.024
Ventas entre segmentos – local	-	-	18.098.555	(18.098.555)	
Ventas entre segmentos – exportación	133.544	1.004.750	-	(1.138.294)	
Total ingresos	395.321.111	451.048.848	29.501.448	(19.236.849)	856.63
Costos y gastos	325.491.742	311.175.675	23.968.090	(19.065.133)	641.57
Resultado de operación	69.829.369	139.873.173	5.533.358	(171.716)	215.06
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(1.31
Ingresos financieros	-	-	-	-	93
Gastos financieros y otros	-	-	-	-	(19.14
Resultados antes de impuestos					195.54
Resultado después de impuestos	-	-	-	-	156.67
Depreciación	8.440.739	8.002.134	1.494.495	-	17.93
Inversiones de capital	3.007.432	7.059.617	735.022	-	10.80
Balance general:					
Activo:					
Activos por segmentos	341.838.591	291.441.889	51.583.492	(27.054.588)	657.80
Activos por segmentos corporativos	-	-	32.025.052	-	32.02
Participaciones en empresas asociadas	3.459.354	-	-	-	3.45
Activos corporativos no distribuidos	-	-	15.562.869	-	15.56
Activo total consolidado	345.297.945	291.441.889	99.171.413	(27.054.588)	708.8
Pasivo:					
Pasivos por segmentos	67.148.330	54.426.137	9.782.606	(27.054.588)	104.3
Pasivos por segmentos corporativos	-	-	59.517.667	-	59.5
Pasivos corporativos no distribuidos	-	-	127.874.165	-	127.8
Pasivo total consolidado	67.148.330	54.426.137	197.174.438	(27.054.588)	291.6

Al 31 de diciembre 2007

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Estado de resultados:					
Ventas locales	257.561.849	255.381.960	6.554.928	-	519.498.737
Ventas de exportación	7.937.465	13.300.808	-	-	21.238.273
Ventas entre segmentos – local	-	-	12.676.594	(12.676.594)	-
Ventas entre segmentos – exportación	217.492	1.212.168	-	(1.429.660)	-
Total ingresos	265.716.806	269.894.936	19.231.522	(14.106.254)	540.737.010
Costos y gastos	259.330.716	221.523.743	17.196.480	(13.813.529)	484.237.410
Resultado de operación	6.386.090	48.371.193	2.035.042	(292.725)	56.499.600
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	802.404
Ingresos financieros	-	-	-	-	850.632
Gastos financieros y otros	-	-	-	-	(9.877.969)
Resultados antes de impuestos	-	-	-	-	48.274.667
Resultado después de impuestos	-	-	-	-	42.893.177
Depreciación	8.259.504	8.221.767	1.731.625	-	18.212.896
Inversiones de capital	1.683.475	566.980	470.025	-	2.720.480
Balance general:					
Activo:					
Activos por segmentos	279.914.997	260.952.878	53.718.230	(24.662.066)	569.924.039
Activos por segmentos corporativos	-	-	-	-	34.278.422
Participaciones en empresas asociadas	4.769.358	-	-	-	4.769.358
Activos corporativos no distribuidos	-	-	-	-	8.830.114
Activo total consolidado	284.684.355	260.952.878	53.718.230	(24.662.066)	617.801.933
Pasivo:					
Pasivos por segmentos	77.207.450	27.469.612	5.423.852	(18.183.977)	91.916.937
Pasivos por segmentos corporativos	-	-	-	-	100.043.373
Pasivos corporativos no distribuidos	-	-	-	-	74.341.196
Pasivo total consolidado	77.207.450	27.469.612	5.423.852	(18.183.977)	266.301.506

17. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Al 31 de diciembre de 2008 y 2007, los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 6.854.498 y de Bs. 3.905.840, respectivamente.

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a cinco (5) años, y los incrementos de precios se rigen por el Índice Nacional de Precios al Consumidor (INPC) y por el canon de arrendamiento que se paga en la zona por galpones similares y con las mismas características que el inmueble arrendado; la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2008 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas:

	2008	2007
Menos de un año	6.853.498	4.528.921
Hasta dos años	16.652.280	2.942.446
Más de dos años	23.963.120	3.780.000
	47.468.898	11.251.367

La Compañía como arrendatario

La Compañía mantiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; los mismos no revisten importancia para los estados financieros consolidados.

18. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

Durante los años 2008 y 2007, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	Compras		Ventas	
	2008	**2007**	**2008**	**2007**
Turbogeneradores Maracay, C.A.(Servicio de Energía Eléctrica)	20.583	8.472	-	-
MANPA Centroamérica, C.A. (Inventarios)	-	-	5.282	3.693
Simco Recycling, Inc. (Inventarios)	9.295	3.682	-	-
Corporación Industrial de Energía, C.A. S.A.C.A (Servicios Administrativos)	-	-	39	18

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar:

	2008	**2007**
Cuentas por cobrar:		
Negocios conjuntos:		
MANPA Centroamérica, C.A.	4.188.326	6.086.103
Simco Recycling, Inc.	8.030.605	4.838.785
Empresas Asociadas:		
Turbogeneradores Maracay, C.A. (1)	4.295.173	2.171.764
Agroindustrial Mandioca, C.A.	1.069.911	834.450
Corporación Industrial de Energía, C.A. S.A.C.A.	359.389	296.534
	17.943.404	14.227.636
Menos – provisión para cuentas de cobro dudoso	(2.650.477)	(2.073.911)
	15.292.927	12.153.725
Negocio conjunto:		
Simco Recycling, Inc.	6.448.999	2.764.874
	6.448.999	2.764.874

(1) Esta Compañía es filial de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 31 de diciembre de 2008 y 2007, la Compañía mantiene una provisión para cobro dudoso por Bs. 1.582 miles y Bs 2.074 miles, respectivamente, correspondientes a la porción de cuentas por cobrar a Simco Recycling, Inc. Superior las cuentas por pagar a dicha compañía, que la gerencia estima no podrían ser recuperadas en el futuro. Durante el año terminado el 31 de diciembre de 2008, la Compañía decidió crear una provisión para cobro dudoso por Bs. 1.070 miles, correspondiente a las cuentas por cobrar de Agroindustrial Mandioca, C.A.

Al 31 de diciembre de 2008 y 2007, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

19. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2008 a la Junta Directiva por este concepto ascendió a Bs. 435 miles (Bs. 305 miles en el año 2007).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias. El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2008 y 2007 fue de Bs. 46 y Bs. 38 respectivamente. El importe pagado por este concepto al 31 de diciembre de 2008 y 2007 fue de Bs. 1.636 miles y Bs. 1.355 miles.

Retribuciones saláriales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2008 por las 56 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 12.266 miles (unos Bs. 9.186 miles en el año 2007 por 46 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2008 ascendió a Bs. 133 miles, aproximadamente (Bs. 73 miles en el año 2007).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2008	2007
Retribuciones a corto plazo a administradores	10.229.946	7.727.269
Prestaciones post empleo	2.035.941	1.459.045
Retribuciones a la Junta Directiva	2.070.459	1.660.000

20. INSTRUMENTOS FINANCIEROS

Gerencia de riesgo de capital

La Compañía maneja su capital para asegurar que las entidades en el grupo puedan continuar como empresas en marcha, mientas se maximiza el retorno a sus accionistas a través de la optimización de los saldos de endeudamiento y patrimonio. La estrategia general de la Compañía se ha mantenido constante desde el año 2006.

La estructura de capital de la Compañía está constituida por el endeudamiento (préstamos), efectivo y equivalentes de efectivo, y el patrimonio atribuido a los accionistas.

Índice de endeudamiento neto

La gerencia de la Compañía considera razonable un nivel de endeudamiento neto de entre 30% a 35% determinado como la proporción entre el endeudamiento neto y el patrimonio.

Al 31 de diciembre, el índice de endeudamiento neto está compuesto por lo siguiente:

	2008	2007
Deuda (préstamos)	94.211.894	60.380.781
Efectivo y equivalentes de efectivo	42.326.103	11.161.903
Total deuda neta	51.885.791	49.218.878
Patrimonio atribuido a accionistas	417.162.342	351.500.427
Índice de endeudamiento neto	12%	14%

Categorías de instrumentos financieros

Al 31 de diciembre, los activos y pasivos financieros de la Compañía se componen de:

	2008	2007
Activos financieros:		
Efectos y cuentas por cobrar	158.516.037	120.193.887
Efectivo y equivalentes de efectivo	42.326.103	11.161.903
Inversiones mantenidas al vencimiento	83	83
Inversiones disponibles para la venta	116.988	127.961
	200.959.211	131.483.834
Pasivos financieros:		
Al costo amortizado	94.211.894	60.380.781
	94.211.894	60.380.781

A la fecha de los estados financieros, no existen concentraciones significativas de riesgo de crédito con respecto a éstas partidas. El valor anteriormente indicado representa la máxima exposición al riesgo de crédito para tales préstamos y partidas por cobrar.

Gerencia de riesgo financiero

La Compañía está expuesta continuamente a riesgos de crédito, riesgos de liquidez y riesgos de mercado originados por la variación del tipo de cambio, de tasas de interés y de precios. Estos riesgos son administrados a través de políticas y procedimientos específicos establecidos por la Junta Directiva.

La Dirección de Finanzas monitorea constantemente estos riesgos a través de reportes periódicos que permiten evaluar los niveles de exposición a los que se encuentra la Compañía, y emite reportes trimestrales de gestión para la consideración de la Junta Directiva.

Riesgo de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en efectivo y equivalentes de efectivo, inversiones en otros activos financieros y cuentas por cobrar comerciales.

Con objeto de mitigar la exposición al riesgo de crédito en el efectivo y sus equivalentes, la Compañía ha adoptado la política de efectuar sus operaciones con entidades de reconocida solvencia en el mercado nacional e internacional.

Las exposiciones de riesgo de crédito relacionadas con inversiones en otros activos financieros son limitadas debido a las calificaciones de riesgo de los emisores de dichos instrumentos financieros.

Las cuentas por cobrar a clientes están representadas principalmente por ventas realizadas a Distribuidores, los cuales han demostrado un excelente historial de crédito durante su relación comercial con MANPA. Las cuentas por cobrar a los principales clientes al 31 de diciembre de 2008 y 2007, representan el 50,41% y 47,48%, respectivamente.

Riesgo de liquidez

La Junta Directiva de la Compañía tiene la responsabilidad principal de la administración del riesgo de liquidez, la cual ha establecido políticas y procedimientos en cuanto al endeudamiento a corto, mediano y largo plazo. La Compañía, a través de la Dirección de Finanzas, administra el riesgo de liquidez mediante el monitoreo de flujos de efectivo y los vencimientos de sus activos y pasivos financieros.

Al 31 de diciembre, el vencimiento contractual de los pasivos financieros no derivados de la Compañía es el siguiente (montos no descontados incluyendo intereses causados):

Al 31 de diciembre 2008

	Tasa promedio de interés efectiva %	**1 – 3 meses**	**3 meses – 1 año**	**1 – 5 años**	**Total**
Instrumentos financieros a tasa variable	17%	34.377.456	9.340.000	37.410.000	81.127.456
Instrumentos financieros a tasa fija	18,5%	5.694.813	7.389.625	-	13.084.438
		40.072.269	16.729.625	37.410.000	94.211.894

Al 31 de diciembre 2007

Tasa promedio de interés efectiva %	1 – 3 meses	3 meses – 1 año	1 – 5 años	Total
13,5%	15.255.518	-	34.200.000	49.455.518
7.5%	6.043.216	4.882.047	-	10.925.263
	21.298.734	4.882.047	34.200.000	60.380.781

Valor razonable de instrumentos financieros

Excepto por lo indicado a continuación, la gerencia de la Compañía estima que el valor en libros de aquellos instrumentos financieros registrados al costo amortizado se aproxima a su valor razonable:

	2008	2007
	Valor en libros	
Pasivos financieros:		
Préstamos, bonos quirografarios a tasas de interés variables y papeles comerciales a tasas fijas	94.211.894	60.380.781

Riesgo de mercado

La Compañía está expuesta a la variación del tipo de cambio, de tasas de interés y de precios. La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

Riesgo del tipo de cambio

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en

dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

De conformidad con la legislación cambiaria vigente, las personas naturales o jurídicas que importen, exporten, ingresen o egresen divisas, hacia o desde el territorio de la República Bolivariana de Venezuela, por un monto superior a los diez mil dólares de los Estados Unidos de América (US$ 10.000,00) o su equivalente en otras divisas, están obligadas a declarar ante la autoridad administrativa en materia cambiaria el monto y la naturaleza de la respectiva operación o actividad, con excepción de los títulos valores emitidos por la República Bolivariana de Venezuela y adquiridos por las personas naturales o jurídicas, entre otros.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de gran parte de sus obligaciones en moneda extranjera, derivadas de importaciones de bienes y servicios y dividendos. Para este tipo de operaciones, la tasa de cambio oficial promedio y de cierre para los años terminados el 31 de diciembre de 2008 y 2007 se ha mantenido constante en Bs. 2,15 por US$ 1.

Así mismo, de conformidad con la legislación antes indicada, ha celebrado algunas operaciones de compra-venta de títulos valores emitidos por la República Bolivariana de Venezuela, para cubrir el pago de parte de sus obligaciones en moneda extranjera, y reducir el impacto de la exposición al riesgo del tipo de cambio antes indicado.

La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se presenta el valor en libros de los activos y pasivos monetarios en moneda extranjera al 31 de diciembre:

	2008	2007
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	5.409	4.538
Cuentas por cobrar comerciales	1.894	1.826
Cuentas por cobrar a compañías relacionadas	3.554	4.208
Depósitos dados en garantía	1.541	3.063
Anticipos a proveedores y deudores diversos	111	567
	12.509	14.202
Pasivo:		
Cuentas por pagar comerciales	12.169	31.362
Cuentas por pagar a compañías relacionadas	1.515	1.671
Gastos acumulados por pagar y otras	9.376	435
	23.060	33.468

La gerencia de la Compañía considera razonable un 20% de tasa de sensibilidad en la evaluación del riesgo de tipo de cambio. A continuación se presenta el análisis de sensibilidad asumiendo una devaluación en la tasa de cambio oficial equivalente a la tasa antes indicada, exclusivamente sobre los saldos de activos y pasivos monetarios anteriormente reflejados:

	2008	2007
Disminución en:		
Utilidad neta del año	148.861.114	34.608.797
Patrimonio neto	409.353.009	343.216.047

Riesgo de tasas de interés

El riesgo de tasa de interés es manejado por la gerencia de la Compañía a través de una política de endeudamiento conservadora, que contempla la obtención equilibrada de endeudamiento a tasas de interés fijas y variables. Los instrumentos financieros que someten a la Compañía al riesgo de tasas de interés se encuentran reflejados en la sección de riesgo de liquidez en esta misma nota.

La gerencia de la Compañía considera razonable un 5% de variación en la evaluación del riesgo de tasas de interés. A continuación se presenta el análisis de sensibilidad asumiendo

un incremento en la tasa de interés equivalente a la tasa antes indicada, y que los pasivos financieros sujetos a tasas variables se hubiesen mantenido sin cambios a lo largo del período:

	2008	2007
Disminución en:		
Utilidad neta del año	151.959.852	39.876.638
Patrimonio neto	412.451.747	348.483.888

Otros riesgos de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen algunos productos elaborados por la Compañía.

La gerencia de la Compañía efectúa los análisis y solicitudes correspondientes antes las autoridades respectivas para efectuar los ajustes de precios necesarios de sus productos en los términos establecidos por las regulaciones.

21. LEYES VIGENTES

Ley Habilitante

Con fecha 1° de febrero de 2007, la Asamblea Nacional aprobó una Ley que autoriza al Presidente de la República para dictar decretos con rango, valor y fuerza de la ley en un grupo de materias delegadas, por un período de dieciocho (18) meses a partir de la publicación de la mencionada Ley en la Gaceta Oficial de la República Bolivariana de Venezuela. De acuerdo con el texto de la mencionada Ley, las materias objeto de ésta autorización comprenden, entre otras, diversidad de temas en los ámbitos de Transformación de las Instituciones del Estado, Participación Popular, Económico y Social, Financiera, Tributaria y Energética.

Impuesto a las Transacciones Financieras

En el marco de la Ley Habilitante concedida al Presidente de la República, fue publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 5.852 Extraordinario de fecha 5 de octubre de 2007, el Decreto Nº 5.620 con Rango Valor y Fuerza de Ley de Impuesto a las Transacciones Financieras de las Personas Jurídicas y Entidades Económicas sin Personalidad Jurídica.

El Decreto establece una alícuota 1,5% sobre el importe de cada débito en cuenta u operación para las siguientes transacciones celebradas por las personas jurídicas, entidades económicas sin personalidad jurídica (tales como comunidades, sociedades irregulares o de hecho y consorcios), y aquellas calificadas como sujeto especial y vinculadas jurídicamente con las mismas, por las cancelaciones (compensación, novación y condonación de deudas) que efectúen sin mediación de las instituciones financieras:

a. Los débitos en cuentas bancarias, de corresponsalía, depósitos en custodia o en cualquier otra clase de depósitos, a la vista, fondos de activos líquidos, fiduciarios y en otros fondos del mercado financiero o en cualquier otro instrumento financiero, realizados en bancos y otras instituciones financieras.

b. La cesión de cheques, valores, depósitos en custodia pagados en efectivo y cualquier otro instrumento negociable, a partir del segundo endoso.

c. La adquisición de cheques de gerencia.

d. Las operaciones activas efectuadas por bancos y otras instituciones financieras.

e. La transferencia de valores en custodia entre distintos titulares, aun cuando no exista un desembolso a través de una cuenta.

f. La cancelación de deudas efectuadas sin mediación del sistema financiero, por el pago u otro medio de extinción.

g. Los débitos en cuentas que conformen sistemas de pagos organizados privados, no operados por el Banco Central de Venezuela y distintos del Sistema Nacional de Pagos.

h. Los débitos en cuentas para pagos transfronterizos.

Se encuentran exentos del mencionado impuesto, entre otros: 1. Las entidades de carácter público con o sin fines empresariales; 2. Los débitos que generen la compra, venta y transferencia de la custodia en títulos valores emitidos o avalados por la República o el Banco Central de Venezuela, así como los débitos o retiros relacionados con la liquidación del capital o intereses de los mismos; 3. Las operaciones de transferencias de fondos que realice el o la titular entre sus cuentas, en bancos o instituciones financieras constituidas y domiciliadas en el País (no se aplica a las cuentas con más de un titular); y 4. Los débitos o retiros realizados en las cuentas de la Cámara de Compensación Bancaria.

Este decreto entrará en vigencia a partir del 1° de noviembre de 2007 hasta el 31 de diciembre de 2008. Con fecha 12 de junio de 2008, fue publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.951, el Decreto N° 6.165, emitido por el Ejecutivo Nacional, en el cual deroga la referida Ley.

22. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26.000.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2008, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 39 mil.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2008, las cartas de crédito abiertas por estos conceptos alcanzan US$ 10.146 miles. (Bs.21.814 miles).

Contingencias

Materia Tributaria

Al 31 de diciembre de 2008, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2008, la Compañía tenía incoadas actas de reparos por un importe total aproximado de Bs. 8.687.183 fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La compañía ha presentado los oportunos recursos y apelaciones. La Gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que puedan darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo

importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la Gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Materia Cambiaria

Al 31 de diciembre de 2008 y 2007, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por supuesto incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 22 de enero de 2008, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, en virtud de existir una presunción de que la Compañía incurrió en la violación de la normativa cambiaria vigente para el período 1994-1996, por cuanto no cursan comprobantes de ventas de divisas al Banco Central de Venezuela por un monto de US$ 10.129.513. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 15 de enero de 2008, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, en virtud existir una presunción de que la Compañía incurrió en la violación de la normativa cambiaria vigente para el período 1994-1996, que falta por demostrar o vender la cantidad de US$ 3.885.051,60 equivalente al 90% del valor FOB de las planillas de Declaración de Adunas para exportación que aparecen reflejadas en el estado de cuenta de exportador correspondiente. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 24 de septiembre de 2008, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, en virtud de existir una presunción de que la Compañía incurrió en la violación de la normativa cambiaria vigente para el período 1994-1996, concerniente a una operación de importación amparada con la autorización de compras de divisas cuyo monto asciende a US$ 843.269,45. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Materia Laboral

Asimismo, cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 6.105.152, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

3.3. Comisión Nacional de Valores Resolución No. 016-86 del 27 de Enero de 1987.

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.008 y 2.007 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2009.

(En miles de US$)

	30-06-2009	**2008**	**2007**
Activo:			
Efectivo e inversiones temporales	6.031	5.409	4.538
Cuentas por cobrar comerciales	-	1.894	1.826
Cuentas por cobrar a compañías relacionadas	4.821	3.554	4.208
Depósitos dados en garantía	1.541	1.541	3.063
Anticipos a proveedores y deudores diversos	4.853	111	567
	17.246	12.509	14.202
Pasivo:			
Cuentas por pagar comerciales	7.911	12.169	31.362
Cuentas por pagar a compañías relacionadas	4.390	1.515	1.671
Gastos acumulados por pagar y otras	87	9.376	435
	12.388	23.060	33.468
Posición Neta	4.858	(10.551)	(19.266)

b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.007: Bs. 2,15 * US$
Al cierre del 31 de Diciembre de 2.008: Bs. 2,15 * US$
Al cierre del 30 de Junio de 2.009: Bs. 2,15 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarias.

Para el período comprendido entre el 01-01-09 hasta el 30-06-09 y para los años 2.008 y 2.007 la utilidad o pérdida cambiaría expresada en bolívares son las siguientes:

30 de Junio 2009	31 de Diciembre 2008	31 de Diciembre 2007
Pérdida Cambiaria (779.517)	Pérdida Cambiaria (84.467)	Pérdida Cambiaria (27.226)

f) Detall es relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 30 de Junio de 2009 y al 31 de diciembre de 2008 y 2007 no existen cargos.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

Para el período comprendido entre 01/01/09 y el 30/06/09 y para los años 2008 y 2007 el cargo por concepto de gasto por depreciación de los activos fijos expresados miles de bolívares son los siguientes:

30 de Junio 2.009	31 de Diciembre 2.008	31 de Diciembre 2.007
9.161.659	17.937.368	18.212.896

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

3.4 Relaciones Financieras

INDICADOR	Cierre al 30-06-09	Cierre al 31-12-08	Cierre al 31-12-07
AC / PC	1,44	1,48	1,13
Efect. / PC	0,49	0,20	0,06
PC / Pat.	0,70	0,51	0,54
PT / Pat	0,91	0,70	0,76

Leyenda:

AC: Activo Circulante
Efect.: Efectivo
PT: Pasivo Total
PC: Pasivo Circulante
Pat.: Patrimonio

3.5. Dictámenes de las Sociedades Calificadoras de Riesgo.

CLAVE, Sociedad Calificadora de Riesgo, C.A.
Contactos:
Otto Rivero (212) 905.6383

Dictamen de Calificación de Riesgo.
Hoja Resumen.
Caracas - Venezuela, septiembre de 2009.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión N°	Monto	Denominación	Plazo
Papeles Comerciales	2009-I	Bs.F. 70.000.000,00	En Bolívares	Entre 15 y 360 días
Emisión aprobada en Asamblea General Ordinaria de Accionistas del 24 de abril de 2009.				

Categoría	Subcategoría	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	**A1**	11 de septiembre de 2009	Al 30/06/08 (no auditados)	En seis (6) meses.
Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".				
Definición de la Subcategoría A1: "Se trata de instrumentos con escaso riesgo de inversión, ya que muestran una excelente capacidad de pago del capital y los intereses, en las condiciones y plazos pactados. A criterio del calificador, se considerará que no existe la posibilidad de que cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, incrementen el riesgo del instrumento bajo consideración".				

Por la Junta Calificadora:


Otto Rivero S.


Sarino Russo V.


José Luis Rivas M.

Fundamentos de la calificación:

- Al cierre del AF08 los ingresos de Manpa experimentaron un repunte (+58,4%) respecto del AF07, incrementándose nuevamente durante el primer semestre del AF09 (+31,4%) respecto a igual período del ejercicio anterior. El cambio de estructura operativa iniciado por Manpa a partir del segundo trimestre del AF08, les permitió obtener importantes ahorros, con lo cual el margen operativo alcanzó un sólido 25,1%, manteniéndose elevado durante el primer semestre del AF09 (21,9%).

- Los mayores márgenes de rentabilidad operativa y neta del negocio han incrementado la capacidad de pago del Emisor. Los niveles de liquidez muestran una mejora, producto de una importante generación de efectivo a partir de las operaciones del negocio, derivado de una mayor rentabilidad operativa y una mayor rotación de cuentas por cobrar. Manpa mantiene una elevada proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria. Al 30.06.09 el Efectivo y equivalentes cubre 1,1x la deuda financiera de corto plazo y 0,8x la deuda financiera total.

- La cobertura de intereses mantiene niveles bastante holgados, siendo de 11,5x al cierre del AF08 (12,0x en el primer semestre de 2009). Al cierre del primer semestre del AF09, la deuda financiera registró un importante incremento pasando de Bs.F. 94,2 millones a Bs.F. 177,2 millones, respectivamente. No obstante, dicha deuda representa un bajo porcentaje de las ventas del Emisor y de su patrimonio. Cabe destacar que Manpa mantiene una elevada proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria, con lo cual la deuda financiera neta representa un bajo porcentaje de las ventas del Emisor y de su patrimonio.

- Los fondos provenientes de la colocación del Programa de Papeles Comerciales hasta por un monto de Bs.F. 70.000.000,00, se destinarán en su totalidad a financiar capital de trabajo. La baja volatilidad de los resultados obtenidos por Manpa durante la serie analizada, aún en años de contracción de la demanda interna como lo fueron 2002 y 2003, favorecen la percepción de bajo riesgo del Emisor.

- No se encontraron en el entorno factores adicionales que constituyan una amenaza real a la solvencia del emisor tales como protección arancelaria de materias primas importadas; contingencias derivadas de juicios pendientes; avales y garantías otorgadas a terceros; concentración de ventas.

Perspectivas del Sector.

Manpa se dedica a la elaboración de productos intermedios de papel (bobinas o láminas utilizadas como insumo por empresas del ramo) de Impresión y Escritura, Envases y Embalajes e Higiénicos, y a su conversión en productos terminados de uso industrial, comercial, doméstico, escolar y de oficina. Las principales plantas se encuentran en Maracay, Edo. Aragua. En 2008, el 29% de la producción de Manpa se vendió en bobinas mientras que el 71% restante se convirtieron y vendieron como producto terminado; 97 % de dicha ventas fueron al mercado nacional.

Durante 2008 la economía venezolana comenzó a mostrar señales de desaceleración. Ello se evidencia en la menor tasa de crecimiento del PIB (+4,8%) respecto a la registrada el año anterior (+8,4%). Esta desaceleración se sustenta principalmente en el menor ritmo de crecimiento que viene experimentando la actividad no petrolera, la cual creció 5,1%, nivel que se encuentra muy por debajo del incremento registrado el año previo (+9,5%). Esta desaceleración se evidencia en el desempeño del sector de la construcción, cuyo PIB reflejó un crecimiento de tan solo 7,1% durante 2008 (13,3% en 2007). El desempeño del sector no petrolero, y particularmente el de la construcción, se ha visto afectado por las políticas monetarias aplicadas tanto por el Ejecutivo Nacional como por el Banco Central de Venezuela para controlar la inflación a partir del tercer trimestre de 2007 (restricción de la liquidez monetaria e incremento de las tasas de interés), incidiendo directamente sobre el consumo privado, cuya tasa de crecimiento cayó 11,6 puntos porcentuales durante 2008 respecto al año anterior. Por su parte, la actividad petrolera se vio favorecida por el incremento de los precios del petróleo, aunque sin lograr alcanzar los niveles de actividad real del año 2000, último año de expansión antes del paro.

Durante el primer semestre de 2009 la desaceleración de la actividad económica se profundiza, registrando una contracción del 1,0%. La actividad petrolera registró una caída de 4,6% vs. un crecimiento del 2,0% en igual período del año anterior. Por su parte, la actividad no petrolera cayó 0,1 vs. un crecimiento del 6,6% en el primer semestre de 2008. Por su parte, el sector de manufactura se contrajo 4,6%, nivel significativamente inferior al crecimiento registrado en igual período del año anterior (3,1%).

La actual crisis global que se desencadenó en los EE.UU., a raíz de los problemas vinculados con el sector de hipotecas de alto riesgo, se ha propagado al resto de las economías, restringiendo el acceso al crédito, lo cual ha afectado los niveles de actividad económica. El proceso de recesión iniciado en las principales economías del mundo han debilitado los precios de las materias primas, principalmente las del sector energía, metales y ciertos rubros agropecuarios. Si bien estas tendencias han afectado el desempeño económico de las economías emergentes, hay que destacar que durante el segundo trimestre de 2009 la recuperación del mercado de valores de los EE.UU. y Europa, como consecuencia de una desaceleración de la contracción, ha generado expectativas de una mejora en la economía real. No obstante, aún persiste una gran incertidumbre sobre la duración y la fuerza de la recuperación de la economía mundial.

En el caso de Venezuela, la cotización promedio de la cesta de exportación de petróleo, luego de alcanzar la cifra record de 129,35 US$/Barril en julio de 2008, experimentó un fuerte descenso, como consecuencia de la desaceleración de la demanda energética de los EE.UU. y de las principales economías del mundo, alcanzando 31,55 US$/Barril en diciembre de 2008. Los elevados precios del petróleo vigentes hasta julio de 2008, unido a los procesos electorales, condicionaron el elevado gasto público, tanto por la vía presupuestaria como la no presupuestaria, favoreciendo el crecimiento de la liquidez monetaria y las bajas tasas de interés prevalecientes en el mercado hasta el tercer trimestre de 2007, lo cual favoreció el crecimiento del consumo privado.

A partir del tercer trimestre de 2007, el BCV junto con el Ejecutivo Nacional, adoptaron diversas medidas de carácter económico con el objeto de controlar el crecimiento de la liquidez monetaria y el impacto de ésta sobre el consumo privado y la inflación. Entre las medidas adoptadas destacan el retiro de fondos públicos desde la banca privada hacia bancos del Estado y la obligatoriedad de depositar en el BCV 20% de las remesas recibidas en bolívares, lo cual aunado a los retrasos en la ejecución del presupuesto nacional por parte del Ejecutivo, incidió sobre el aumento del costo de los financiamientos, afectando así el crecimiento del consumo privado, el cual se ha constituido en el motor fundamental de la economía. Durante el primer trimestre de 2008 el

BCV tomó la decisión de incrementar las tasas de interés pasivas a un mínimo de 13% y las activas a un máximo de 33%, como medida para controlar el consumo y por ende la inflación. A partir del 1° de abril de 2009, la tasa de interés activa fue ajustada a un máximo del 32%. A principios de junio de 2009 el BCV anunció la reducción de las tasas de interés, fijando las tasas activas en un máximo de 29%.

Los mayores ingresos en divisas del país, han permitido una acumulación de reservas internacionales que, junto al control de cambios impuesto luego del cierre del mercado cambiario en enero de 2003, le ha conferido mayor estabilidad al tipo de cambio. El crecimiento de las importaciones en 2007 y 2008, respecto al nivel de reservas internacionales reflejan un deterioro de la capacidad del Estado para garantizar el pago de los bienes importados. En tal sentido, las reservas internacionales, luego de cubrir 1,28x y 1,15x el valor de las importaciones en 2005 y 2006, respectivamente, pasaron a cubrirlas 0,75x y 0,89x en 2007 y 2008, respectivamente. Durante el primer semestre de 2009 el BCV transfirió al gobierno de sus reservas excedentarias por US$ 12,5 millones, con lo cual las reservas internacionales se ubicaron al 30 de junio de 2009 en aproximada-mente US$ 29,0 millones. Los recursos fueron transferidos al estatal Fondo de Desarrollo Nacional (FONDEN) y serán dispuestos para proyectos de inversión.

Consumo Aparente de Bobinas de Papel (TM)				
Tipo de Papel	2005	2006	2007	2008
Impresión/Escritura	78.467	147.894	175.700	155.042
Envases/Envolturas	28.262	33.155	16.608	18.916
Higiénicos	156.252	188.830	215.498	224.012
Total:	262.981	369.879	407.806	397.970

Fuente Apropaca.

En 2004, con el inicio del ciclo de expansión económica, la recuperación del consumo de este tipo de bobinas fue de 54%, superando en el rubro de Impresión y Escritura los niveles de 2001. Este comportamiento refleja una tendencia en períodos de restricciones cambiarias, a la conversión local de bobinas en lugar de la importación de productos finales. Con la agilización en la entrega de Divisas por parte de CADIVI, en 2005 el consumo de bobinas en los segmentos de Envases y Envolturas e Impresión y Escritura volvió a contraerse. No obstante, en 2006 el consumo aparente de bobinas de papel experimentó un repunte de 41%, impulsado principalmente por el consumo de bobinas del segmento Impresión y Escritura, el cual aumentó en 89%. El consumo de bobinas de Envases y Envolturas creció 18% y el de Higiénicos continuó su expansión 21%. Durante 2007 el mayor nivel de actividad económica se vio reflejado en una expansión del consumo de bobinas pertenecientes al rubro de imprimir y escribir (+19%), alcanzando así el nivel de consumo más alto de los 10 últimos años. El consumo de bobinas de Envases y Envolturas se contrajo (-50%), dando paso así a la importación de productos finales. Por su parte, el consumo de Higiénicos continuó su expansión (+14%) en 2007, debido a la protección natural que posee contra la importación de productos terminados (el flete resulta oneroso debido al peso y volumen del producto convertido). Con la desaceleración de la actividad económica en 2008, el consumo de bobinas del rubro Impresión y Escritura se contrajo (-12%). Por su parte, el consumo de bobinas para Envases y Envolturas y para papeles Higiénicos registraron un comportamiento creciente (+14% y +4%, respectivamente), favorecidos por los retardos en el otorgamiento de divisas por parte de CADIVI para la importación de productos finales.

Producción de Bobinas de Papel (TM)				
Tipo de Papel	2005	2006	2007	2008
Impresión/Escritura	50.615	72.754	76.615	71.930
Envases/Envolturas	16.224	14.322	15.673	17.926
Higiénicos	148.560	161.434	164.657	167.379
Total:	215.399	248.510	256.945	257.235

Fuente Apropaca.

Con la recuperación de la actividad económica y del consumo en 2004, la producción de bobinas que fabrica el Emisor, se expandió 54%. Todos los rubros tuvieron un desempeño positivo: Impresión y Escritura (+36%); Envases y Envolturas (+27%); Higiénicos (+108%). En 2005, la producción de Higiénicos continuó su expansión a diferencia de Envases y Envolturas e Impresión y Escritura cuya producción se redujo. En 2006, la producción de los segmentos de Impresión y Escritura y de Higiénicos experimentó un crecimiento del 44% y 9%, respectivamente. Por su parte, la producción de bobinas del rubro Envases y Envolturas experimentó una nueva contracción (-12%). Durante 2007 la producción de bobinas para el segmento Imprimir y Escribir fue menor (+5%) respecto a 2006. Por su parte, la producción correspondiente al rubro Envases y Envolturas logró crecer en 9% y la de Higiénicos en 2%. El menor consumo registrado durante 2008, afectó la producción de papeles de Impresión y Escritura, la cual se contrajo 6%. No obstante, la producción del rubro Envases y Envolturas y la de Higiénicos mantuvo su tendencia creciente (+14% y 2%, respectivamente).

Importación de Bobinas de Papel (TM)				
Tipo de Papel	2005	2006	2007	2008
Impresión/Escritura	47.092	75.856	99.303	83.283
Envases/Envolturas	12.038	18.973	935	990
Higiénicos	22.743	36.173	51.830	57.391
Total:	81.873	131.002	152.068	141.664

Fuente Apropaca.

En 2004, con la reactivación de la actividad económica, las importaciones de Impresión y Escritura y Envases y Envolturas se incrementaron +64% y +49% respectivamente, reflejando la tendencia mencionada anteriormente a la conversión local de bobinas, en lugar de la importación de productos finales, en períodos de restricciones cambiarias. Tal como se mencionó anteriormente, en 2005, con la agilización en la entrega de Divisas por parte de CADIVI, se incrementó la importación de productos terminados en estos últimos dos rubros, reduciéndose la importación de bobinas. En 2004 y 2005, la importación de papeles higiénicos se contrajo conforme los productores locales han recuperado su mercado natural. En 2006 esta tendencia se revierte y las importaciones del segmento de Higiénicos se incrementan (+59%). La importación de papeles de Imprimir y Escribir repuntó (+61%), al igual que la de Envases y Envolturas se (+58%). A finales de 2006 el Ministerio de Industrias Ligeras y Comercio (MILCO) emitió una Resolución en la cual se listan aquellos bienes, materias primas e insumos no producidos en el país, a los efectos de la autorización de las divisas necesarias para su importación por parte de CADIVI. Esta medida no implicó un desestímulo a la importación de papeles. Durante 2007 tanto las importaciones del segmento Imprimir y Escribir como de Higiénicos se incrementaron 30,9% y 43%, respectivamente. Por su parte, las importaciones de Envases y Envolturas cayeron 95%. No obstante, durante 2008 las importaciones de papeles del rubro Imprimir y Escribir experimentaron una fuerte contracción, estimada en 16%. Por su parte, las importaciones de los segmentos Envases y Envolturas e Higiénicos, crecieron 6% y 11%, respectivamente.

Exportación de Papeles (TM)				
Tipo de Papel	2005	2006	2007	2008
Impresión/Escritura	19.240	716	218	171
Envases/Envolturas	0	140	0	0
Higiénicos	15.051	8.777	989	758
Total:	34.291	9.633	1.207	929

Fuente Apropaca.

La sobrevaluación del bolívar y los atrasos del Gobierno en el pago del "Draw-Back" han afectado la exportación de papeles. En 2005, cuando la paridad cambiaria se mantuvo inalterada, las exportaciones volvieron a contraerse (-31,3%). A partir de 2006, la sobrevaluación del bolívar y la reaparición de la problemática del pago del "Draw Back" han afectado el desempeño de la actividad exportadora de los productores de papel, lo cual se refleja en una contracción de las exportaciones de 71,9% en 2006, 87,5% en 2007 y 23,0% en 2009, respectivamente, siendo hoy día prácticamente inmateriales.

Se estima que a partir de 2009 la caída de los ingresos petroleros continúen generando presiones sobre el Presupuesto Nacional y sobre la balanza de pagos, lo cual muy probablemente conllevará a un recorte del gasto público y obligará al Ejecutivo Nacional y al BCV a realizar ajustes fiscales y cambiarios con vista a conseguir otras fuentes de financiamiento del Presupuesto Nacional. No se descarta en el corto plazo una devaluación del tipo de cambio oficial, mayor rigidez del esquema cambiario actual, así como un reajuste de los esquemas impositivos actuales, lo cual generará presiones sobre los niveles de precios internos y sobre las tasas de interés internas. De mantenerse la regulación de tasas de interés en los mismos niveles que los actuales, la banca local entregará préstamos a la tasa máxima permitida (24%) y restringirá los desembolsos a aquellos clientes en función de la reciprocidad que mantengan sus clientes en las relaciones bancarias.

Bajo este escenario, las proyecciones se ven limitadas para el sector donde se desenvuelve el Emisor caracterizado por menores tasas de crecimiento del sector, elevadas tasas de interés, menor consumo, la permanente amenaza de las importaciones y la falta de competitividad de las exportaciones. En los rubros de Imprimir y Escribir y Envases y Envolturas, la principal competencia de Manpa proviene de las importaciones y productos sustitutivos como el plástico en sacos. En Higiénicos, los principales competidores son Papeles Venezolanos, C.A. y la multinacional Kimberley-Clark. En este rubro, Manpa tiene una mayor participación en papeles B y C, y sus competidores en papeles A y B.

Análisis financiero.

Rentabilidad.

En los últimos seis ejercicios, el Emisor muestra un sólido margen operativo. Manpa ha acometido importantes programas de reducción de costo, concentrándose en el negocio de papel. En 2002, a pesar de la fuerte contracción de la demanda, la devaluación del bolívar favoreció las exportaciones y elevó la competitividad de los productores locales frente a las importaciones. Los resultados, aunque inferiores a los del año anterior, fueron altamente positivos. En 2003, con el cierre virtual de Venepal y las dificultades para la obtención de divisas para la importación, el entorno favoreció aún más al productor local. El margen operativo de Manpa, al igual que sus ventas, se incrementó de nuevo a pesar de la fuerte contracción de la economía. En 2004, con la recuperación de la demanda, Manpa obtuvo un sólido margen operativo y mantuvo la tendencia positiva de su rentabilidad (ROA y ROE). Durante

2005 los resultados de Manpa se vieron afectados, aunque se mantuvieron en niveles sólidos, debido al incremento de las importaciones, la debilidad de los precios producto de la entrada del nuevo competidor (Invepal) y un leve incremento del precio de las materias primas. En 2006 los resultados operativos presentaron un ligero descenso, debido al incremento sostenido del precio de la materia prima, pero manteniéndose aún en niveles sólidos. Durante el AF07, los mayores niveles de venta implicaron una recuperación del margen operativo y neto. Durante el primer semestre del AF08, el Emisor atravesó por una reestructuración operativa que le ha permitido mejorar el proceso productivo e incrementar la producción, generando importantes ahorros. Como consecuencia, el margen de rentabilidad operativa y neta del Emisor alcanzaron los niveles máximos de la serie analizada. Durante el primer semestre de 2009 el margen operativo baja respecto a igual período del año anterior, aunque a niveles bastante sólidos. Dicha reducción fue originada por los mayores costos asociados al incremento de pasivos laborales y a retardos en el proceso de nacionalización de materia prima. Estos resultados deben mejorar al cierre de 2009, considerando que el segundo semestre del año es el período más favorable para Manpa debido a la estacionalidad de las ventas de papeles de Imprimir y Escribir.

Endeudamiento.

En el AF02 el índice de cobertura cae ligeramente, debido al fuerte incremento de las tasas de interés, producto de la inestabilidad cambiaria que caracterizó dicho año. A partir del AF03, con el control de cambio, las tasas de interés locales han descendido progresivamente. Manpa ha aplicado sus excedentes de caja a la cancelación de deuda. Al cierre del AF04, el efectivo y equivalentes superaba la deuda financiera. Con los excelentes resultados operativos, la cobertura de intereses fue de 37 veces. En el AF05, la deuda financiera neta pasa a ser positiva, debido a los altos dividendos en efectivo cancelados por la compañía. Con los resultados operativos mas ajustados, la cobertura se redujo aunque sigue siendo holgada (16x). En 2006, la deuda financiera neta se mantiene positiva, representando sin embargo un porcentaje bajo de los ingresos por ventas y del patrimonio del Emisor. Al cierre del AF07 y AF08, la deuda financiera neta del Emisor se incrementa, con el objeto de financiar el pago de dividendos en efectivo a sus accionistas. No obstante, los mayores niveles de rentabilidad operativa incrementaron la cobertura de intereses la cual se mantiene en niveles bastante holgados (11,5x). Al cierre del primer semestre de 2009 la cobertura de intereses se mantuvo en niveles bastante holgados (12,0x). Se espera que el flujo de caja de Manpa cubra con holgura la carga financiera.

Cabe destacar que al cierre del primer semestre de 2009 la deuda financiera neta se redujo significativamente, producto de un importante incremento de la posición en efectivo por la mayor generación de excedentes de caja. Al 30.06.09 el efectivo y equivalentes cubren 1,1x la deuda financiera de corto plazo.

Solvencia y liquidez.

En el AF02, como resultado de la inestabilidad cambiaria y de la contracción de la demanda, se acumularon mayores inventarios de productos terminados y materias primas, estos últimos con sus correspondientes cuentas por pagar en divisas. La liquidez y la prueba del ácido sufrieron una reducción considerable. Ambos índices se han fortalecido desde entonces con una mayor rotación de los inventarios de productos terminados (que ha mas que compensado la mayor acumulación de materias primas) y una cancelación mas rápida de las cuentas por pagar, mostrando valores holgados al cierre del AF04. En el AF05, la mayor acumulación de productos terminados y el inventario en tránsito redujo la liquidez respecto al ejercicio anterior. En el AF06 los niveles de liquidez disminuyeron, debido a un importante incremento de papeles comerciales en circulación y un mayor financiamiento con proveedores. Al cierre del AF07 los niveles de liquidez mejoran debido a la mayor rentabilidad operativa y una significativa disminución de la deuda financiera de corto plazo. Al cierre del AF08, los niveles de liquidez presentaron una notable mejora, producto de los mayores niveles de rentabilidad y del incremento de las cuentas por cobrar generado por el mayor nivel de ingresos. El incremento de la rotación del inventario ha favorecido el comportamiento de la prueba ácida. En la composición del activo circulante, el Emisor mantiene una alta proporción de efectivo a fin de enfrentar los ciclos adversos de la industria. Al cierre del primer semestre de 2009 la posición en efectivo se incrementa de manera importante, producto de la mayor generación de excedentes de caja. Al 30.06.09 el efectivo y equivalentes cubren 1,1x la deuda financiera de corto plazo.

Eficiencia.

La concentración en el negocio de papel, mejoró el uso de los activos hasta el año 2001. En el AF02, los índices de eficiencia desmejoraron ya que, si bien las ventas permanecieron prácticamente constantes, los valores corrientes del activo fijo se incrementaron

sensiblemente con la devaluación. A partir del AF06 la recuperación de los índices obedece al mejor desempeño de las ventas, las cuales mantienen su tendencia durante el AF08 y primer semestre del AF09.

Sensibilidad al entorno.

Durante los últimos ejercicios Manpa se caracterizó por mantener una posición corta en dólares, producto de una importante acumulación de cuentas por pagar comerciales en moneda extranjera, y a una continua caída de las exportaciones que le ha impedido a Manpa generar las divisas necesarias para cubrir sus necesidades de materias primas. Al cierre del AF08 y 30.06.09 se observa una importante disminución de los saldos de cuentas por pagar en moneda extranjera, debido principalmente a una política de pago acelerado a proveedores extranjeros (pago a la vista o a 30 días), a fin de agilizar procesos de liberación de cupos de cartas de crédito para importar. Por otro lado, el descenso de los precios de los precios internacionales de la materia prima importada ha incidido en la menor acumulación de cuentas por pagar. Al 30/06/09, la totalidad de la deuda financiera de Manpa está contratada en bolívares, lo cual pudiera incrementar su exposición a fluctuaciones de las tasas de interés locales. En todo caso, la cobertura de intereses actual y prevista es bastante holgada, lo que permitirá absorber el impacto de cualquier fluctuación en las tasas. El apalancamiento operativo de Manpa es bajo (reduciendo la volatilidad de los resultados operativos); la materia prima representa alrededor del 70% del costo de producción y los costos variables alcanzan 78%.

Índices y Cifras Seleccionadas	Jun 09	Jun 08	Dic 08	Dic 07	Dic 06
Rentabilidad (%)					
Margen en operaciones	21,9	24,4	25,1	10,4	8,5
Margen neto	23,9	19,4	18,3	7,9	7,0
Utilidad neta/Patrimonio (ROE)	*56,9	*40,4	37,6	12,2	7,8
Utilidad neta/Total Activos (ROA)	*29,8	*22,5	22,1	6,9	4,9
Endeudamiento (veces)					
EBITDA/Intereses netos	12,02	12,87	11,54	11,52	10,75
Deuda financiera neta/Ventas netas	*0,06	*0,14	0,06	0,09	0,06
Total pasivo/Patrimonio	0,91	0,80	0,70	0,76	0,59
Pasivo circulante/Total pasivo	0,77	0,71	0,73	0,71	0,78
Deuda financiera/Total pasivo	0,46	0,30	0,32	0,23	0,22
Efectivo y equivalentes/Deuda financiera a corto plazo	1,09	0,79	0,75	0,43	0,48
Deuda financiera neta (miles de Bs.F.)	32.169	55.491	51.769	49.219	25.676
Solvencia y liquidez (veces)					
Liquidez (Activo circulante/Pasivo circulante)	1,44	1,32	1,48	1,13	1,11
Prueba del ácido	1,21	1,02	0,97	0,71	0,74
Rotación de cuentas por cobrar	-	-	7,39	6,91	6,61
Rotación de inventarios	10,12	8,45	5,13	5,17	5,11
Efectivo e Inversiones temporales/Activo circulante	0,34	0,12	0,14	0,05	0,12
Eficiencia (veces)					
Ventas netas/Total activo	*1,25	*1,16	1,21	0,88	0,71
Ventas netas/Activo fijo	*2,65	*1,98	2,19	1,36	1,05

(*) Resultados del semestre anualizados para fines comparativos.

Nota: Los resultados corresponden a los estados financieros del Emisor preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF).

Características de la Emisión

Emisor:	Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Identificación de la Emisión:	PC-2009-I
Tipo de Emisión:	Papeles Comerciales
Monto:	Hasta Bs.F 70 millones.
Rendimiento:	Fijado al momento de la emisión
Plazo:	Entre 15 y 360 días
Riesgo:	**A1**
Categoría A	Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía. Solo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado.
Subcategoría A1	Se trata de instrumentos con escaso riesgo de inversión, ya que muestran una excelente capacidad de pago del capital y los intereses, en las condiciones y plazos pactados. A criterio del calificador, se considerará que no existe la posibilidad de que cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, incrementen el riesgo del instrumento bajo consideración.
Periodicidad de Revisión:	Este dictamen será revisado a los ciento ochenta días contados a partir del inicio de la oferta pública o cuando Fitch Venezuela S.A., tenga conocimientos de hechos que puedan alterar substancialmente el nivel de riesgo de los títulos valores emitidos.
Uso de los Fondos:	Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán cien por ciento (100%) a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.
Autorización de la Emisión:	La emisión fue aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 24 de abril de 2009.
Información Procesada:	1. Edos. Financieros consolidados del emisor para el período 2004-2009. 2. Entrevistas a Ejecutivos de la empresa. 3. Reportes de FITCH Ratings Ltd.
Sustento de la Calificación:	Análisis Financiero de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. publicado en septiembre de 2009.


Carlos Fiorillo


Pedro El Khaouli


Hilario Ramírez

Septiembre 2009

Papel y Productos Forestales
Venezuela
Análisis de Crédito

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.(MANPA)

Calificaciones

Nacional de Largo Plazo	AA+(ven)
Nacional de Corto Plazo	F-1+(ven)
Emisión PC-2008-I	A1
Emisión OQ-2007-I	A2
Emisión OQ-2008-I	A2
Emisión PC-2009-I	A1

Información Financiera

MANPA

(M VEF)	30/06/09 (UDM)*	31/12/02
Activo Total	812.273	708.857
Patrimonio	425.433	417.462
Ingresos	977.512	856.635
EBITDA	250.408	233.002
Deuda Total	177.152	94.212

*Cifras no auditadas

Analistas

Jorge Yanes
+58 212 286 3844
jorge.yanes@fitchratings.com

Hilario Ramírez
+58 212 286 3232
hilario.ramirez@fitchratings.com

Fundamentos

- Las calificaciones asignadas a MANPA reflejan su sólida posición competitiva en el mercado papelero local, la adecuada generación de flujo de caja operativo, así como, sus conservadores indicadores de apalancamiento, cobertura y liquidez. Por su parte, las calificaciones también incorporan un menor volumen de ventas estimado a corto plazo.
- MANPA ha mantenido una sólida posición de mercado a nivel nacional, siendo que en higiénicos (el segmento más importante dentro de sus ventas), ésta constituyen la segunda empresa dentro de dicho mercado con una participación de 36%.
- Dado el reducido margen EBITDA registrado por MANPA hasta el año 2007, comparado con el promedio de otras empresas papeleras integradas de la región, a partir de abril del año 2008, la gerencia de la empresa centralizó la distribución de todos sus productos a través de las mismas empresas que la realizan para los productos de higiénicos, a fin de mejorar sus márgenes. Aún cuando este cambio implica un riesgo de concentración de las ventas de la empresa, éste es mitigado por la larga data de las relaciones comerciales de MANPA con sus distribuidores.
- De esta forma, para el cierre de junio de 2009, sobre una base anualizada, el margen EBITDA de la empresa se sitúa en niveles adecuados. El aumento del EBITDA compensó el incremento de la deuda financiera, por lo que MANPA mantiene apropiados indicadores de apalancamiento, siendo que a junio de 2009, la relación deuda total ajustada a EBITDA se ubicó en 0,7 veces. Asimismo, la empresa registra sólidos indicadores de liquidez y cobertura, los cuales superan el promedio de otros emisores en Venezuela.
- En lo adelante se registraría un menor dinamismo en los volúmenes de ventas reflejo de una caída de la actividad económica general, en un contexto de adecuados márgenes EBITDA y en la generación de caja de la compañía, destacando adicionalmente el mantenimiento de emisiones de deuda en el mercado local a corto plazo a fin de reducir el costo financiero y flexibilizar el manejo del capital de trabajo, siendo que los indicadores de apalancamiento y cobertura se deteriorarían levemente en el corto plazo, aun cuando se ubicarían en niveles adecuados y cónsonos con las calificaciones asignadas.

Elementos Clave de la Calificación de Riesgo

Las calificaciones asignadas podrían incrementarse de mantenerse los avances observados recientemente a nivel de generación de flujo de caja, que se reflejen en una mejora importante de los indicadores de apalancamiento y cobertura. Asimismo, la calificaciones serían afectadas en forma adversa por mayores presiones regulatorias que reduzcan la capacidad la generación de flujo de caja de la empresa.

Perfil

La empresa Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fundada en el año 195(dedicándose a la producción y conversión de papel tissue, para empaques y embalaje imprimir y escribir, así como artículos escolares, principalmente al mercado local.

Perfil

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en el año 1950, dedicándose a la producción y conversión de papel tissue, para empaques y embalajes, imprimir y escribir, así como artículos escolares, principalmente al mercado local, siendo que una parte de su producción se destina hacia las Islas el Caribe y Centroamérica.

La empresa pertenece mayoritariamente a un grupo empresarial con actividades industriales en Venezuela desde principios del siglo XX, siendo que en la actualidad mantiene adicionalmente operaciones en el sector de ventas no reguladas de energía eléctrica. Las acciones de la empresa están inscritas en la Bolsa de Valores de Caracas y cotiza ADR's en el mercado OTC.

Presentación de cuentas: Para el presente reporte se consideraron los estados financieros auditados por la firma Lara Marambio y Asociados (Deloitte) presentados en base a las Normas Internacionales de Información Financiera (NIIF), luego de la adopción anticipada de los referidos principios contables, de acuerdo a las resoluciones N° 157-2004 y 177-2005 emitidas por la Comisión Nacional de Valores. Estos estados financieros no incorporan el efecto de la inflación tal como es realizado por otros emisores venezolanos.

Adicionalmente, durante el año 2007, el Gobierno Nacional decidió realizar un proceso de reconversión monetaria, cuyas bases fueron establecidas en la Ley de Reconversión Monetaria, publicada en la Gaceta Oficial Nro. 38.617 del 1ero de Febrero del año 2007. Allí se establece que a partir del 1ero de Enero del año 2008, la unidad monetaria debe ser reexpresada en el equivalente a 1.000 bolívares de los existentes hasta el año 2007. En tal sentido, para la elaboración del presente reporte, Fitch hará referencia a los valores expresados en moneda nacional como "Bolívares Fuerte" y, en los caso que aplique, colocará entre paréntesis la cifra que haya sido expresada en bolívares vigentes hasta el año 2007.

Operaciones


por División (Bolívares)
2008)
Bobinas
Imprimir,
Escribir y
Embalar
16%
Empaques y
Embalajes
11%
Escolares y
Oficina
4%
Higiénicos
52%
MANPA

MANPA constituye actualmente una empresa fabricante de papel y productos derivados con un elevado grado de integración, ya que sus operaciones se componen principalmente de: a) Producción de materia prima (pulpa) a través del procesamiento de fibras recicladas; b) Manufactura de bobinas de papel y c) Conversión de papel, fundamentalmente papel para empaques y embalajes, resmas, resmillas y formas continuas, higiénicos, así como, productos escolares y de oficina.

Dentro de su estructura integrada de producción, MANPA posee una planta para la manufactura de pasta destintada (pulpa) utilizada como materia prima en los procesos de elaboración de papel. La planta cuenta con una capacidad anual de producción de 38.400 Tm, supliendo parte de las necesidades de materia prima de la empresa. Esta planta utiliza fibras recicladas tanto nacionales como importadas, destacando que estas últimas son provistas por una empresa afiliada ubicada en los Estados Unidos de América.

Tomando en cuenta la distribución de las ventas, una porción significativa de las mismas la constituye productos terminados con mayor valor agregado, siendo que sólo una cuarta parte corresponde a bobinas de papel destinadas a otras empresas convertidoras fabricantes de papel para imprimir y escribir, así como para empaques y embalajes.

El volumen de ventas de la empresa ha registrado un comportamiento errático durante los últimos 5 años, destacando el importante descenso observado durante el año 2003 por la caída de los niveles de actividad económica (-8%). Aún cuando durante el año 2004 el nivel de ventas en TM reflejó una tendencia creciente por el aumento del Producto Interno Bruto real asociado al mayor gasto público interno, para el último año, la menor


Volumen de Ventas
TM
170.000
160.000
150.000
140.000
130.000
120.000
110.000
100.000
2001
2002
2003
2004
2005
2006
2007
2008
Fuente: MANPA

devaluación del bolívar favoreció los precios relativos de los productos importados. Lo anterior ocasionó que en el año 2005 el volumen de ventas registrara un descenso de 10% con relación al año anterior. No obstante, este comportamiento no fue uniforme en todos los segmentos de productos de MANPA. Por su parte, a partir del año 2006, el crecimiento de la actividad económica y mayores restricciones para el acceso de divisas que limitó las importaciones de productos de papel, ha favorecido el volumen de ventas de MANPA, fundamentalmente para el caso de los segmentos imprimir y escribir, y empaques y embalajes.

Debe destacarse en primer lugar el segmento de higiénicos, conformado por las servilletas, faciales, toallas e higiénicos. Este segmento representó en promedio el 40% del volumen de ventas en los últimos 5 años, constituyendo el principal segmento de negocios de MANPA, siendo que éste representó el 63% del EBITDA generado por la empresa en el año 2008. Estos productos registran una menor sensibilidad ante cambios en los niveles de actividad económica, dada su condición de productos de consumo masivo, siendo que la tendencia de las ventas está muy relacionada al crecimiento poblacional, principalmente en el caso de los higiénicos. Durante el año 2008, el volumen del segmento se ubicó en 57.797 TM, manteniéndose relativamente estable con relación al año 2007, a pesar de la mejora del volumen en el mercado local, reflejo del impacto adverso de la sobrevaluación del bolívar respecto al dólar en las exportaciones.

Durante los primeros 6MAF09, culminados el 30 de junio de 2009, reflejo de una leve reducción en la participación de mercado, el volumen de ventas del segmento ha experimentado una reducción de 3% relación al mismo período del año anterior, para alcanzar 29.280 TM.

La distribución es fundamental para el desempeño de las ventas de este segmento, siendo que la empresa cuenta con distribuidores independientes exclusivos para cubrir los diversos puntos de ventas de estos productos a nivel nacional. Ello ha determinado una relativa concentración de las ventas a nivel de distribuidor, siendo que esto es parcialmente mitigado por la antigüedad de la relación comercial, destacando que a nivel de cliente final los ingresos se encuentran atomizados. Para el caso de las otras divisiones la distribución era realizada hasta el año 2008 a través de terceros independientes sin una relación de exclusividad, manejada por el área de ventas de la empresa, siendo que esta estructura implicaba distorsiones en cuanto a precios (precios distintos por descuentos en función del cliente, de la época del año o de la zona geográfica) y por ende en cuanto a margen para la empresa.

No obstante, dada la favorable experiencia en el esquema de distribución por parte de la división de higiénicos, a partir del segundo trimestre del año 2008, la gerencia de la empresa decidió realizar la distribución de los productos del resto de las divisiones a través de las mismas empresas que la realizan para los productos de higiénicos. Adiciona a las ventajas relacionadas con la distribución bajo un esquema de exclusividad, esta empresas quedan a cargo del transporte de los productos, manejan precios únicos par cada artículo y se eliminó el concepto de “temporada escolar” que implicaba descuento a efectos de las ventas relacionadas con el inicio del año escolar en Venezuela. Por otro lado, este nuevo esquema implica la reducción de gastos operativos, ya que se suprimi el área de ventas. Debe destacarse que los cambios antes citados han ocasionado l mejora de los márgenes de contribución de la empresa a partir del año 2008 (Ve *Desempeño Financiero*).

Por otro lado, debe señalarse que la distribución de los productos dirigidos al secto industrial se continua realizando de manera directa por parte de la empresa.

Por otro lado, el segmento de bobinas para imprimir, escribir y embalar, constituye e segundo en importancia dentro del volumen de ventas, representando el 30% en promed

para los últimos 5 años, aún cuando representa un quinto de los ingresos de la compañía, producto de sus menores niveles de valor agregado respecto a los otros productos. En este caso, MANPA elabora un producto intermedio utilizado como materia prima por las empresas convertidoras fabricantes de cuadernos, bolsas, sacos y resmas de papel, principalmente. Las ventas de estos productos reflejan una mayor sensibilidad frente a las variaciones en el producto interno bruto real. No obstante, la evolución del tipo de cambio y su efecto en la competitividad de los productos nacionales respecto a los importados, es otro factor determinante en las ventas de las empresas convertidoras y por ende en el volumen despachado de bobinas por parte de MANPA. De esta forma, durante el año 2008, a pesar del crecimiento en los niveles de actividad económica, las ventas de bobinas se redujeron en 16%, en un contexto de estabilidad del tipo de cambio.

Durante los primeros 6MAF09, el menor dinamismo reflejado por la economía interna, afectó el volumen de ventas de este segmento con relación al mismo período del año 2008, reflejándose en una estabilidad de su volumen de ventas, el cual fue parcialmente compensado por el favorable desempeño de las bobinas y productos terminados de escolares y oficinas.

Las exportaciones han representando una reducida porción de las ventas de la compañía (3% del volumen de ventas para el año 2008) y están constituidas fundamentalmente por las ventas de productos del segmento de higiénicos en el mercado del caribe realizadas a través de una filial ubicada en Trinidad y Tobago. Asimismo, MANPA vende productos escolares en el mercado centroamericano a través de una afiliada ubicada en Costa Rica.

MANPA posee diversas licencias para la utilización de imágenes de personajes con gran arraigo en el público infantil y juvenil, incrementando la competitividad de los productos escolares. Estas licencias son negociadas con reducida periodicidad. No obstante, a partir del año 2008, la empresa llevó a cabo la depuración de las distintas licencias a fin de reducir gastos operativos.

El principal insumo utilizado por MANPA lo representa la pulpa, cuyos requerimientos son cubiertos parcialmente por su propia planta procesadora de fibras recicladas. Sin embargo, la mayor parte de sus necesidades de materia prima son provistas por empresas del exterior, localizadas principalmente en países suramericanos, lo cual le permite aprovechar las ventajas otorgadas por convenios internacionales como ALADI (ver *Aspectos Regulatorios*), siendo que la empresa mantiene favorables y amplias relaciones comerciales con sus proveedores. Debe destacarse, que los precios de la pulpa en los mercados internacionales ha mantenido una tendencia decreciente en los últimos doce meses, factor que favorecería los márgenes de la empresa en el corto plazo.

Estrategia y Posición Competitiva

MANPA ha mantenido una sólida posición de mercado a nivel nacional en su segmento más importante (higiénicos), alcanzando actualmente de acuerdo a información de la gerencia, una participación de 36%, destacando como líder en este segmento a la empresa Papeles Venezolanos, C.A. (Grupo Kruger). Este posicionamiento de mercado es consecuencia de las inversiones efectuadas en planta a fin de realizar las mejoras tecnológicas necesarias para obtener productos competitivos, así como de la amplia red de distribución que posee a nivel nacional.

Dentro del sector de imprimir y escribir, MANPA mantiene una participación de mercado de 50%, mientras que en el segmento de empaque y embalaje, la empresa constituye el principal fabricante de dichos productos con una participación de 39%, destacando la importante participación de productos importados.

Adicionalmente, MANPA se ha enfocado en los períodos más recientes a reducidas

inversiones en planta, destinadas a mejorar la eficiencia en la utilización de la materia prima a fin de incrementar los márgenes y compensar los controles de precios sobre una reducida porción de sus productos y la ligera tendencia creciente en los precios de la pulpa.

Desde el punto de vista financiero, la estrategia de la empresa se orientará a la emisión de títulos de deuda tanto a corto plazo en el mercado de capitales con la finalidad de reducir los gastos financieros e incrementar su flexibilidad en el manejo de su capital de trabajo.

Aspectos Regulatorios

Los productos de papel higiénico (principal segmento de ventas de MANPA) cuentan con regulación de precios por parte de las autoridades. Específicamente, desde el año 2003, como estrategia para reducir las presiones inflacionarias por parte del gobierno, una larga lista de bienes y servicios comercializados en el país está sujeta a regulación de precios, dentro de la cual está el papel higiénico en todas sus clases. No obstante, los fabricantes de estos artículos cuentan con un amplio portafolio de productos, lo cual mitiga el impacto del control de precios.

Adicionalmente, por segunda vez en un período de 10 años el Ejecutivo Nacional decretó la aplicación de un control de cambio (febrero de 2003), limitando así las operaciones de divisas en este mercado. Tal medida, no sólo limita el libre acceso a la moneda extranjera sino que también exige la venta de los ingresos generados por la actividad de exportación al Banco Central de Venezuela, impone numerosas barreras al libre desenvolvimiento de la empresa privada en Venezuela, siendo que tal situación podría producir algunos de los siguientes efectos sobre las empresas venezolanas: a) Inconvenientes en el manejo de las compras de materia prima o productos en el exterior; b) Posibles retrasos en la cancelación de la deuda financiera o comercial denominada en moneda extranjera; c) Imposibilidad de continuar manejando contratos denominados en moneda extranjera con clientes a nivel nacional; y d) Limitaciones para la repatriación de dividendos a accionistas ubicados en el extranjero.

Tomando en cuenta que la mayor parte de los insumos utilizados por MANPA son de origen importado, la empresa ha tomado ciertas medidas para minimizar el impacto del control de cambio impuesto por el Ejecutivo Nacional desde febrero del año 2003, al realizar el registro de su deuda comercial ante el ente encargado de administrar el sistema de control de cambios (CADIVI), así como el aprovechar el convenio ALADI para la obtención de divisas para la compra de materia prima (ver *Operaciones*). Aunque en la actualidad el proceso de autorización y liquidación de divisas se está llevando a cabo con retrasos, vale destacar que mayores retrasos que pudieran suceder en dicho proceso, impediría la obtención oportuna de las divisas requeridas por parte de las empresas venezolanas, lo que eventualmente pudiera derivar en una reducción del margen operativo de las mismas ya que las mismas se obtendrían a través de operaciones con bonos de deuda de la República Bolivariana de Venezuela, tal como se ha venido realizando para el caso de importaciones menores como repuestos y pequeñas maquinarias.

Desempeño Financiero

MANPA como consecuencia de su adecuada generación de flujo de caja, MANPA registra conservadores indicadores de apalancamiento y cobertura, manteniendo valores acordes con la calificación asignada. De esta manera, el aumento del EBITDA durante el año 20[illegible] por efecto de los mayores márgenes asociados a la modificación del esquema de distribución (Ver *Operaciones*), produjo un descenso de la relación de deuda total ajustada a EBITDA hasta 0,4 veces. Por su parte, la cobertura de gastos financieros se ubicó en 11 veces, aumentando respecto al año 2007.


EBITDA
Deuda Total
Deuda / EBITDA
2005
2006
2007
2008
Jun-09

Tomando en cuenta el adecuado perfil de vencimiento de la deuda financiera de la empresa, MANPA mantiene adecuados indicadores de liquidez. Al cierre de diciembre de 2008, la relación de EBITDA a servicio de deuda, alcanzó un valor de 3 veces, valor considerado conservador.

De esta forma, para el cierre de junio de 2009, sobre una base anualizada, el margen EBITDA de la empresa se mantiene en niveles adecuados. El aumento del EBITDA compensó parcialmente el incremento de la deuda financiera, por lo que la compañía mantiene apropiados indicadores de apalancamiento, siendo que a junio de 2009, la relación deuda total ajustada a EBITDA se ubicó en 0,7 veces. Asimismo, la empresa registra unos sólidos indicadores de liquidez y cobertura, los cuales superan el promedio de otros emisores en Venezuela.

En lo adelante se registraría un menor dinamismo en los volúmenes de venta en un contexto de adecuados márgenes EBITDA y en la generación de caja de la compañía, destacando adicionalmente el mantenimiento de emisiones de deuda en el mercado local a corto plazo a fin de reducir el costo financiero y flexibilizar el manejo del capital de trabajo, siendo que los indicadores de apalancamiento y cobertura se deteriorarían levemente en el corto plazo, aun cuando se ubicarían en niveles adecuados y cónsonos con las calificaciones asignadas.

Resumen Financiero - Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
(bolívares fuerte, años fiscales culminados el 31 de diciembre)

Resumen Financiero	UDM jun-09	2008	2007	2006	2005
Rentabilidad					
EBITDA Operativo	250.407.545	233.001.552	74.703.285	57.398.226	62.990.315
EBITDAR Operativo	250.407.545	233.001.552	74.703.285	57.398.226	62.990.315
Margen de EBITDA (%)	25,62	27,20	13,82	13,24	16,79
Margen de EBITDAR (%)	25,62	27,20	13,82	13,24	16,79
Retorno del FGO / Capitalización Ajustada (%)	40,06	44,47	16,66	15,31	7,66
Margen del Flujo de Fondos Libre (%)	2,18	(0,49)	(4,25)	2,26	(7,93)
Retorno sobre el Patrimonio Promedio (%)	45,73	40,76	11,62	7,47	8,37
Coberturas					
FGO / Intereses Financieros Brutos	10,24	10,76	9,35	10,31	7,76
EBITDA Operativo/ Intereses Financieros Brutos	10,62	11,03	10,18	8,86	13,50
EBITDAR Operativo/ (Intereses Financieros + Alquileres)	10,62	11,03	10,18	8,86	13,50
EBITDA Operativo/ Servicio de Deuda	1,60	2,99	2,23	1,02	1,15
EBITDAR Operativo/ Servicio de Deuda	1,60	2,99	2,23	1,02	1,15
FGO / Cargos Fijos	10,24	10,76	9,35	10,31	7,76
FFL / Servicio de Deuda	0,29	0,22	(0,47)	0,29	(0,46)
(FFL + Caja e Inversiones Corrientes) / Servicio de Deuda	1,21	0,76	(0,13)	0,72	0
FGO / Inversiones de Capital	17,41	12,07	10,73	25,90	2,22
Estructura de Capital y Endeudamiento					
Deuda Total Ajustada / FGO	0,73	0,41	0,88	0,74	1,38
Deuda Total con Asimilable al Patrimonio/EBITDA Operativo	0,71	0,40	0,81	0,86	0,79
Deuda Neta Total con Deuda Asimilable al Patrimonio/EBITDA Operativo	0,13	0,22	0,66	0,44	0,40
Deuda Total Ajustada / EBITDAR Operativo	0,71	0,40	0,81	0,86	0,79
Deuda Total Ajustada Neta/ EBITDAR Operativo	0,13	0,22	0,66	0,44	0,40
Costo de Financiamiento Implícito (%)	17,71	27,33	13,35	13,02	14,07
Deuda Garantizada / Deuda Total	-	-	-	-	-
Deuda Corto Plazo / Deuda Total	0,75	0,60	0,43	1,00	1,00
Balance					
Total Activos	812.272.602	708.856.659	617.801.933	615.102.632	616.349.704
Caja e Inversiones Corrientes	145.100.189	42.443.174	11.289.947	24.109.486	24.928.609
Deuda Corto Plazo	132.801.806	56.801.894	26.180.781	49.566.291	49.966.516
Deuda Largo Plazo	44.350.000	37.410.000	34.200.000	-	-
Deuda Total	177.151.806	94.211.894	60.380.781	49.566.291	49.966.516
Deuda asimilable al Patrimonio	-	-	-	-	-
Deuda Total con Deuda Asimilable al Patrimonio	177.151.806	94.211.894	60.380.781	49.566.291	49.966.516
Deuda Fuera de Balance	-	-	-	-	-
Deuda Total Ajustada con Deuda Asimilable al Patrimonio	177.151.806	94.211.894	60.380.781	49.566.291	49.966.516
Total Patrimonio	425.433.360	417.162.342	351.500.427	386.660.839	422.566.059
Total Capital Ajustado	602.585.166	511.374.236	411.881.208	436.227.130	472.532.575
Flujo de Caja					
Flujo generado por las Operaciones (FGO)	217.797.475	206.267.705	61.264.716	60.325.617	31.535.684
Variación del Capital de Trabajo	(14.812.361)	(66.988.999)	(32.061.597)	13.881.093	(10.547.069)
Flujo de Caja Operativo (FCO)	202.985.114	139.278.706	29.203.119	74.206.710	20.988.615
Flujo de Caja No Operativo / No Recurrente Total	-	-	-	-	-
Inversiones de Capital	(11.657.820)	(11.537.610)	(2.720.480)	(2.865.327)	(9.454.319)
Dividendos	(170.049.417)	(131.971.117)	(49.471.505)	(61.558.808)	(41.292.407)
Flujo de Fondos Libre (FFL)	21.277.877	(4.230.021)	(22.988.866)	9.782.575	(29.758.111)
Adquisiciones y Ventas de Activos Fijos, Neto	766.441	766.441	41.265	8.241.612	(7.917.006)
Otras Inversiones, Neto	922.989	796.667	9.211	1.775.485	0
Variación Neta de Deuda	88.313.988	33.831.113	10.196.039	(419.501)	32.199.324
Variación Neta del Capital	0	0	14.311	0	0
Otros (Inversión y Financiación)	0	0	0	0	(2.486.040)
Variación de Caja	111.281.295	31.164.200	(12.728.040)	19.380.171	(7.961.833)
Estado de Resultados					
Ventas Netas	977.512.432	856.634.558	540.737.010	433.653.930	375.060.280
Variación de Ventas (%)	43,9	58,4	24,7	15,6	(2,1)
EBIT Operativo	232.233.286	215.064.184	56.490.389	36.838.793	40.691.241
Intereses Financieros Brutos	23.582.028	21.127.299	7.338.490	6.480.701	4.664.484
Alquileres	0	-	-	-	-
Resultado Neto	181.813.801	156.670.447	42.893.177	30.222.960	35.838.263

4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en la página web www.manpa.com.ve y en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas., a través de las siguientes personas:

- JUAN ANTONIO LOVERA — Telf.: 901.23.25 / 23.35
jlovera@manpa.com.ve

- LETICIA LEVEL — Telf.: 901.22.45
llevel@manpa.com.ve

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:



- JUAN ANTONIO LOVERA — **C.I. No. 5.534.882**
Vicepresidente Corporativo de Finanzas



- LETICIA LEVEL — **C.I. No. 6.401.405**
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas.

TELEFONOS: 901.23.35

FAX: 901.23.17

INDICE GENERAL



MANPA

Manufacturas de Papel, C.A., (MANPA) S.A.C.A

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
-2009-
Monto Máximo Autorizado: Bs. 70.000.000,00

Coordinador:



MANPA

Manufacturas de Papel, C.A. (MANPA) S.A.C.A